As filed with the Securities and Exchange Commission on July 31, 2023

Securities Act File No. 333-255199
Investment Company Act File No. 811-23653

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-2

[X] REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Post-Effective Amendment No. 2

and

[X] REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 5

THIRDLINE REAL ESTATE INCOME FUND

(Exact name of Registrant as specified in its charter)

1810 MacTavish Ave

Richmond, VA 23230

804-564-6810

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Capitol Services, Inc.

108 Lakeland Ave

Dover, Delaware 19901

(Name, address including zip code of agent for service)

With Copies to:

Wade Bridge

Practus, LLP

11300 Tomahawk Creek Parkway

Suite 310

Leawood, KS 66211
(513) 304-5605

July 31, 2023

PROSPECTUS

Thirdline real estate income fund

Ticker: TREIX

JULY 31, 2023

Common Shares of Beneficial Interest

IMPORTANT INFORMATION REGARDING THE FUND

Investing in the shares of Thirdline Real Estate Income Fund (the “Fund”) involves substantial risks, including the risks typically associated with real estate. You should purchase shares of the Fund only if you can afford a complete loss of your investment. See the discussions within this prospectus regarding the significant risks you should consider before investing in the Fund. Investors should consider consulting with an investment professional before investing in the Fund.

An investment in the Fund is not a complete investment program and, given the nature of the Fund’s investments, is not intended to be a significant portion of the investor’s portfolio; rather, the Fund should represent only that portion of the investor’s portfolio that is designed to be allocated to real estate and real estate related investments. The Fund is designed for investors who understand the risks of investing in real estate and the limited liquidity associated with an investment in the Fund.

As permitted by regulations adopted by the U.S. Securities and Exchange Commission, paper copies of the Fund’s annual and semi-annual shareholder reports will not be sent by mail, unless you specifically request paper copies of the reports. Instead, the reports will be made available on the Fund’s website www.thirdlinefunds.com, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the Fund electronically anytime by contacting your financial intermediary (such as a broker-dealer or bank where your shares are held) or, if you become a direct investor, by calling (877) 771-7715.

You may elect to receive all future reports in paper free of charge. If you invest through a financial intermediary, you can contact your financial intermediary to request that you receive paper copies of your shareholder reports. If you invest directly with the Fund, you can call (877) 771-7715 to inform the Fund that you wish to receive paper copies of your shareholder reports. Your election to receive reports in paper will apply to all funds held in your account if you invest through your financial intermediary or all funds held with the fund complex if you invest directly with the Fund.

●	Unlike most closed-end funds, the Fund’s shares will not be listed on an exchange and it is not anticipated that a secondary market will develop. Thus, an investment in the Fund may not be suitable for investors who may need the money they invest in a specified time period. The Fund intends to provide liquidity through quarterly offers to repurchase a limited amount of the Fund’s Shares (at least 5%). The Fund may increase the size of the repurchase offerings up to a maximum of 25% of the Fund’s outstanding shares, in the sole discretion of the Fund’s board of trustees (the “Board”), but it is not expected that the Board will do so. Accordingly, an investor may not be able to sell shares of the Fund when or in the amount desired. An investment in the Fund is considered to be of limited liquidity and, therefore, should be considered for long-term investment.

●	The Fund’s shares have limited trading history and are repurchased at their fair market value (net asset value), which may be a less than the purchase price you paid.

●	There is no assurance that distributions paid by the Fund will be maintained at a certain level or that dividends will be paid at all.

●	The Fund’s distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Fund for investment. Any capital returned to shareholders through distributions will be distributed after payment of fees and expenses. Distributions may be funded from amounts received from the Fund’s affiliates that are subject to repayments by investors.

●	A return of capital to shareholders is a return of a portion of their original investment in the Fund, thereby reducing the tax basis of their investment. As a result of such reduction in tax basis, shareholders may be subject to tax in connection with the sale of shares, even if such shares are sold at a loss relative to the shareholder’s original investment.

●	The ultimate degree of loss an investor may bear, if any, is uncertain (i.e., an investor may lose all their investment).

●	The Fund will invest in illiquid securities that are often subject to legal and other restrictions on resale and may be difficult to value and sell.

●	Investment in the Fund is highly speculative and there is no guarantee that the Fund will achieve its investment objective.

Thirdline Real Estate Income Fund (hereafter referred to as the “Fund” or the “Trust”) is a Delaware statutory trust that is registered under the Securities Act of 1933 (the “Securities Act”) and Investment Company Act of 1940 (the “Investment Company Act”) as a closed-end, non-diversified management investment company that intends to operate as an “interval fund.” Pursuant to the Fund’s interval fund structure, the Fund, subject to applicable law, will conduct quarterly repurchase offers of no less than 5% of the Fund’s outstanding shares at net asset value (“NAV”). Even though the Fund will make quarterly repurchase offers, investors should consider the Fund’s shares to be illiquid. The Fund may increase the size of the repurchase offerings up to a maximum of 25% of the Fund’s outstanding shares, in the sole discretion of the Fund’s board of trustees (the “Board”), but it is not the intention of the Board to do so.

The Fund’s investment objective is to generate current income with low volatility and low correlation to broader equity and bond markets. As a secondary objective, the Fund also seeks moderate long-term capital appreciation. The Fund pursues its investment objectives by investing, under normal circumstances, at least 80% of assets, plus the amount of any borrowings for investment purposes, in “Real Estate Investments” as defined below. The Fund’s 80% investment policy is non-fundamental which means it can be changed by the Board without shareholder approval upon at least 60 days’ notice prior to the effectiveness of the change. The Fund does not intend to focus on any one sector of the real estate industry, and, at times, the Fund’s investments may be positioned in any one or more of the many sectors including, but not limited to, multi-family, industrial, office, retail, hospitality, residential, medical, self-storage, data centers, cell towers, manufactured housing, land, and infrastructure.

The Fund’s “Real Estate Investments” may include common stock, partnership or similar interests, convertible or non-convertible preferred stock, and convertible or non-convertible secured or unsecured debt issued by: private real estate investment funds (“Private Real Estate Funds”); non-traded unregistered real estate investment trusts (“Private REITs”); publicly registered real estate investment trusts (“Public REITs”); exchange traded funds, mutual funds, and other investment vehicles such as closed-end funds and publicly traded partnerships that invest principally, directly or indirectly, in real estate (collectively, “Public Real Estate Securities”). The Fund is not limited in credit quality or duration and as a result its portfolio may include securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “high yield” securities or “junk bonds,” may have speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. The Fund may also invest directly in private commercial real estate investments (“Direct Real Estate Holdings”) including whole interests in real properties, partial interests in real properties, mortgage debt, mezzanine debt (which is generally indebtedness secured by equity of an entity that owns real estate), and entities that hold such securities. The Fund may seek to originate, acquire and structure a wide variety of commercial real estate loans, including, without limitation, senior mortgage loans, subordinated mortgage loans or mezzanine loans, which may be in the form of whole loans, secured and unsecured loans, senior and second lien loans or similar investments, or participation interests in such loans or investments. The Fund expects to effect its Direct Real Estate Holdings strategy that pertains to direct interests in real property by holding equity interests, including partnership interests, in entities that directly hold the real property. The Fund’s real estate industry investment policy is fundamental and may not be changed without shareholder approval. The Fund’s Statement of Additional Information (“SAI”) contains a list of all of the fundamental and non-fundamental investment policies of the Fund. The Fund may at times invest in derivatives for risk management, income generation and for capital appreciation. These investments may involve buying call or put options, selling covered call options, and selling put options on publicly traded securities. It may also employ short selling for the purpose of hedging risk in the Fund’s portfolio. Each investment described as “Real Estate Investments” and the Fund’s use of derivatives and short selling will be considered by the Advisor when seeking to achieve the Fund’s investment objectives.

This prospectus (the “Prospectus”) applies to the public offering of unlimited shares of beneficial interest (“Shares”) of the Fund. The Shares will be offered on a continuous basis at the NAV per Share of the Fund next calculated after receipt of the purchase in good order. The Fund’s minimum initial investment for Shares of the Fund is $5,000; subsequent investments in Shares may be of any amount. The Fund’s Shares will be offered through UMB Distribution Services, LLC, which serves as the principal underwriter for the Fund. In addition, certain institutions (including banks, trust companies, brokers and investment advisors) will be authorized to accept, on behalf of the Fund, purchase orders and repurchase requests placed by or on behalf of their customers, and if approved by the Fund, may designate other financial intermediaries to accept such orders. The Fund does not intend to list its Shares on any securities exchange and the Fund does not expect a secondary market in the Shares to develop. The Fund has qualified and intends to continue to qualify as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”). The Fund is designed primarily for long-term investors and not as a trading vehicle.

The Fund is an “interval fund,” a type of fund which, to provide liquidity to shareholders of the Fund (“Shareholders”), has adopted a limited repurchase policy under Rule 23c-3 of the Investment Company Act of 1940 (the “1940 Act”) to make quarterly offers to repurchase at least 5% of its outstanding Shares at NAV, reduced by any applicable repurchase fee. Although the Fund will offer to repurchase Shares on a quarterly basis in accordance with the Fund’s repurchase policy, the Fund will not otherwise be required to repurchase or redeem Shares at the option of a Shareholder nor will Shares be exchangeable for units, interests or shares of any other fund. It is also possible that a repurchase offer may be oversubscribed, with the result that Shareholders may be able to have only a portion of their Shares repurchased. Additionally, redemptions and dividends that exceed the Fund’s earnings and profits represent a return of capital (i.e., a return of a portion of a Shareholder’s original investment in the Shares). A return of capital is not a return that is based on the performance of the Fund. The Fund has not established any limits on the extent to which the Fund may use offering proceeds to fund distributions. The Fund intends to establish a line of credit with its custodian bank that could be drawn upon to meet all or part of such redemption obligations. Subject to Board approval, quarterly repurchases will occur in the months of February, May, August, and November, and repurchase offer notices are expected to be sent to shareholders each January, April, July and October. Please see the sections “Quarterly Repurchases of Shares” in the Prospectus Summary and the Statutory Prospectus for additional information on the intervals between deadlines for repurchase requests, pricing, and repayment. In addition, please review the section “Repurchase Policy Risks” for a better understanding of the risks associated with the Fund’s repurchase policy.

In addition, the Fund’s Board of Trustees may determine in certain circumstances in accordance with Rule 23c-3 of the 1940 Act that it is in the best interests of the Fund and its Shareholders to suspend quarterly repurchase offers, which would further reduce the ability of Shareholders to redeem their Shares The Fund does not currently intend to list its Shares for trading on any national securities exchange, and there is not expected to be any secondary trading market in the Shares. The Shares are therefore not readily marketable. Even though the Fund will endeavor to make quarterly repurchase offers to repurchase a portion of the Shares to provide some liquidity to Shareholders, you should consider the Shares to be illiquid. This risk may be even greater for Shareholders expecting to sell their Shares in a relatively short time frame after completion of the Fund’s initial public offering. If, and to the extent that, a public trading market ever develops, shares of closed-end investment companies frequently trade at a discount from their NAV per share and initial offering prices. The Shares are appropriate only for those investors who can tolerate the Fund’s risk factors and do not require a liquid investment. Because investors will be unable to sell their Shares or have them repurchased immediately, investors will find it difficult to reduce their exposure on a timely basis during a market downturn. Given the nature of the Fund’s investments, the Fund is not intended to be a significant portion of the investor’s portfolio; rather, the Fund should represent only that portion of the investor’s portfolio that is allocated to real estate and real estate related securities.

This Prospectus provides information that you should know about the Fund before investing. You are advised to read this Prospectus carefully and to retain it for future reference. Additional information about the Fund, including the Fund’s SAI, dated July 31, 2023, has been filed with the SEC. You may request a free copy of this Prospectus, the SAI, annual and semi-annual reports, when available, and other information about the Fund, and make inquiries without charge by writing to the Fund at, c/o UMB Fund Services, Inc, 235 W. Galena Street, Milwaukee, WI 53212, or by calling the Fund at (877) 771-7715. You can also access and download the Fund’s annual and semi-annual reports, prospectus and SAI free of charge at the following website: http://www.thirdlinefunds.com. The SAI is incorporated by reference into this Prospectus in its entirety. The table of contents of the SAI appears on page B-1 of this Prospectus. You may also obtain copies of the SAI, and the annual and semi-annual reports of the Fund, when available, as well as other information about the Fund on the SEC’s website (www.sec.gov). The address of the SEC’s internet site is provided solely for the information of prospective investors and is not intended to be an active link.

The Fund is subject to certain risks due to the speculative nature of its investment strategy. The Fund cannot assure you that the investment objective will be achieved. Investors should consider their investment goals, time horizons and risk tolerance before investing in the Fund. An investment in the Fund is not appropriate for all investors. You should consider the Fund as part of a broader portfolio of investments and should not concentrate a significant portion of your investment portfolio in the Fund. Only consider this investment if you want exposure to real estate and the real estate industry. Investors should consider consulting an investment professional before investing in the Fund. See “Prospectus Summary – Summary of Principal Risk Factors and Special Considerations” for additional information on the risks associated with an investment in the Fund.

The Fund may use leverage to provide additional funds to support its investment activities. The Fund may borrow from certain financial institutions, which could include unsecured and secured credit facilities (collectively, “Borrowings”). The Fund’s Borrowings are limited to 33 1/3% of the Fund’s total assets (less all liabilities and indebtedness not represented by 1940 Act leverage) immediately after such Borrowings. The Fund may utilize debt financing consisting of property level debt (mortgages on the Fund’s properties that are generally not recourse to the Fund) and entity level debt (non-mortgage debt at the Fund level). Property level debt will be incurred by special purpose vehicles held by the Fund (including as part of a joint venture with a third party) and secured by real estate owned by such special purpose vehicles. Such special purpose vehicles would own real estate assets and would borrow from a lender using the owned property as mortgage collateral. If any such special purpose vehicle were to default on a loan, the lender’s recourse would be to the mortgaged property and the lender would typically not have a claim to other assets of the Fund. When such property level debt is not recourse to the Fund, the Fund will not treat such non-recourse borrowings as senior securities (as defined in the 1940 Act) for purposes of complying with the 1940 Act’s limitations on leverage, unless the special purpose vehicle (or other real estate related investment – e.g., co-investment arrangements and joint ventures) holding such debt is a wholly-owned subsidiary of the Fund or the financial statements of the special purpose vehicle (or other real estate related investment) holding such debt will be consolidated in the Fund’s financial statements in accordance with Regulation S-X and other accounting rules. In addition, the Fund may invest in derivative transactions that have similar effects as leverage. The Fund expects to cover its commitments in such derivative transactions by segregating liquid assets at the Fund’s custodian or entering into offsetting transactions by owning positions that cover its obligations. When the Fund takes such coverage related actions, it will not be subject to the foregoing 33 1/3% limitation. See “Prospectus Summary – Leverage” for additional information on the Fund’s use of leverage.

The Fund is not intended to be a complete investment program and before buying Shares, you should read the discussion of the principal risks of investing in the Fund, which are summarized in “Prospectus Summary – Summary of Principal Risk Factors and Special Considerations.”

The Shares will be repurchased at their current NAV, which may be less than your initial purchase price, which increases investors’ risk of loss. The Fund is offering an unlimited number of Shares on a continuous basis at its then current NAV. The minimum initial investment for Shares of the Fund is $5,000. Subsequent investments may be made in any amount. The Fund reserves the right to modify or waive the minimum purchase requirement. Shares are being offered by the Fund at an offering price equal to the Fund’s then-current NAV per Share. Shares are not subject to sales charges. The Fund is not required to sell any specific number or dollar amount of the Fund’s Shares, but will use its “best efforts” to sell the Shares. No arrangements have been made to place proceeds in an escrow, trust, or similar account. The Fund may offer additional classes of Shares in the future. The Fund may apply for exemptive relief from the SEC that would permit the Fund to issue multiple classes of Shares; there is no assurance, however, that the relief would be granted. Until such exemptive order is granted and the Fund registers a new Share class, the Fund will only offer one class of Shares.

	Price to Public	Sales Load[1]	Proceeds to Fund[2]
Per Share	At current NAV	None	Amount invested at current NAV
Total[1]	Unlimited	None	Unlimited

1.	There is no minimum number of Shares that must be sold to affect this Offering. Shares are sold in a continuous offering at the Fund’s then current NAV. Shares are not subject to a sales load.
2.	Assumes all amounts currently registered are sold in a continuous offering.

The Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the accuracy and adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

You should not construe the contents of this Prospectus as legal, tax or financial advice. You should consult with your own professional advisors as to the legal, tax, financial or other matters relevant to the suitability of an investment in the Fund.

The Fund’s Shares do not represent a deposit or an obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

The date of this Prospectus is July 31, 2023.

TABLE OF CONTENTS

PROSPECTUS SUMMARY	2
SUMMARY OF FUND EXPENSES	19
FINANCIAL HIGHLIGHTS	21
THE FUND	22
USE OF PROCEEDS	22
INVESTMENT OBJECTIVE	23
INVESTMENT STRATEGY	23
TYPES OF INVESTMENTS	25
LEVERAGE	29
RISK FACTORS AND SPECIAL CONSIDERATIONS	31
MANAGEMENT OF THE FUND	54
FUND EXPENSES	55
NET ASSET VALUE	56
INVESTORS IN THE FUND	58
PURCHASES OF SHARES	59
QUARTERLY REPURCHASE OF SHARES	60
NON-LISTED CLOSED-END FUND STRUCTURE	63
VOTING RIGHTS OF SHAREHOLDERS	65
TAXATION	65
ERISA CONSIDERATIONS	75
DESCRIPTION OF CAPITAL STRUCTURE AND SHARES	75
DISTRIBUTOR	79
DISTRIBUTIONS AND DIVIDENDS	80
DIVIDEND REINVESTMENT PLAN	81
ADMINISTRATOR, ACCOUNTING AGENT AND TRANSFER AGENT	82
CUSTODIAN	82
LEGAL MATTERS	82
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	82
ADDITIONAL INFORMATION	82

No broker-dealer, salesperson or other person is authorized to give an investor any information or to represent anything not contained in this Prospectus. As a prospective investor, you must not rely on any unauthorized information or representations that anyone provides to you. This Prospectus is an offer to sell or a solicitation of an offer to buy the securities it describes, but only under the circumstances and in jurisdictions where and to persons to which it is lawful to do so. The information contained in this Prospectus is current only as of the date of this Prospectus.

FORWARD-LOOKING STATEMENTS

This Prospectus and the related Statement of Additional Information contain forward-looking statements, within the meaning of the federal securities laws that involve risks and uncertainties. These statements describe the Fund’s plans, strategies, and goals and the Fund’s beliefs and assumptions concerning future economic and other conditions and the outlook for the Fund, based on currently available information. In this Prospectus, words such as “anticipates,” “believes,” “expects,” “objectives,” “goals,” “future,” “intends,” “seeks,” “will,” “may,” “could,” “should,” and similar expressions are used in an effort to identify forward-looking statements, although some forward-looking statements may be expressed differently. The Fund is not entitled to the safe harbor for forward-looking statements pursuant to Section 27A of the Securities Act of 1933, as amended.

PROSPECTUS SUMMARY

The following provides a summary of certain information contained in this Prospectus relating to Thirdline Real Estate Income Fund and its shares of beneficial interest (“Shares”) and does not contain all the information that you should consider before investing in the Fund or purchasing its Shares. The information is qualified in all respects by the more detailed information included elsewhere in this Prospectus. You may also wish to request and read a copy of the Fund’s Statement of Additional Information, dated July 31, 2023 (the “SAI”), which contains additional information about the Fund. The Fund will amend the Prospectus and SAI to reflect any material change and such amendment(s) will be delivered to investors.

The Fund	Thirdline Real Estate Income Fund (hereafter referred to as the “Fund” or the “Trust”) is a statutory trust formed on April 7, 2021, amended July 23, 2021, under the laws of the State of Delaware and registered with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933 (the “Securities Act”) and the 1940 Act as a closed-end, non-diversified investment company. The Fund is operated as an “interval fund” (as defined below).

Advisor	Thirdline Capital Management, LLC, a limited liability company organized under the laws of the Commonwealth of Virginia, serves as the investment advisor to the Fund (the “Advisor”) and is registered as an investment advisor with the SEC under the Investment Advisers Act of 1940 (the “Advisers Act”). The Advisor provides investment advisory services to the Fund under the oversight of the Fund’s Board of Trustees (the “Board of Trustees” or the “Board”) pursuant to an investment advisory agreement (the “Advisory Agreement”).

The Offering; Initial Closing	The Fund is offering to sell an unlimited number of Shares on a continuous basis at the NAV per Share next calculated after receipt of the purchase in good order.

Listing of Shares	The Fund does not intend to list its Shares on any securities exchange and the Fund does not expect a secondary market to develop for the Shares. If, and to the extent that, a public trading market ever develops, shares of closed-end investment companies frequently trade at a discount from their NAV per share and initial offering prices.

Investment Objective and Strategy

The Fund’s investment objective is to generate current income with low volatility and low correlation to broader equity and bond markets. As a secondary objective, the Fund also seeks moderate long-term capital appreciation. The Fund pursues its investment objectives by investing, under normal circumstances, at least 80% of assets, including the amount of any borrowings for investment purposes, in “Real Estate Investments” as defined below. The Fund does not intend to focus on any one sector of the real estate industry, and, at times, the Fund’s investments may be positioned in any one or more of the many sectors including, but not limited to, multi-family, industrial, office, retail, hospitality, residential, medical, self-storage, data centers, cell towers, manufactured housing, land, and infrastructure.  As it relates to the other 20% of the Fund’s assets, the Fund may, at times, invest in the equity and debt of securities not considered “Real Estate Investments” as defined below. These investments may include publicly traded securities including equities, preferred shares, exchange-traded funds (“ETFs”), closed-end funds and options on any of these securities, as well as publicly traded partnerships, mutual funds, and bonds. The Advisor will evaluate market conditions impacting the real estate industry and the broader market to determine the appropriate allocation of the Fund’s assets.  The Advisor has broad discretion to allocate the Fund’s assets among these investment categories and to change allocations as conditions warrant. Also, the Advisor will select investments it believes offer the best potential outcomes and relative risk to assemble the most appropriate portfolio to meet the risk-adjusted return goals of the Fund.

The Fund’s “Real Estate Investments” may include common stock, partnership or similar interests, convertible or non-convertible preferred stock, and convertible or non-convertible secured or unsecured debt issued by: private real estate investment funds (“Private Real Estate Funds”); non-traded unregistered real estate investment trusts (“Private REITs”); publicly registered real estate investment trusts (“Public REITs”); exchange traded funds, index mutual funds, and other investment vehicles such as closed-end funds, publicly traded partnerships and mutual funds that invest principally, directly or indirectly, in real estate (collectively, “Public Real Estate Securities”). The Fund is not limited in credit quality or duration and as a result its portfolio may include securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “high yield” securities or “junk bonds,” may have speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. The Fund may also invest directly in private commercial real estate investments (“Direct Real Estate Holdings”) including whole interests in real properties, partial interests in real properties, mortgage debt, mezzanine debt (which is generally indebtedness secured by equity of an entity that owns real estate), and entities that hold such securities. The Fund may seek to originate, acquire and structure a wide variety of commercial real estate loans, including, without limitation, senior mortgage loans, subordinated mortgage loans or mezzanine loans, which may be in the form of whole loans, secured and unsecured loans, senior and second lien loans or similar investments, or participation interests in such loans or investments. The Fund expects to effect its Direct Real Estate Holdings strategy that pertains to direct interests in real property by holding equity interests, including partnership interests, in entities that directly hold the real property. The Fund’s real estate industry investment policy is fundamental and may not be changed without shareholder approval. The Fund’s Statement of Additional Information (“SAI”) contains a list of all of the fundamental and non-fundamental investment policies of the Fund.

The Fund may at times invest in derivatives for risk management, income generation and for capital appreciation. These investments may involve buying call or put options, selling covered call options, and selling put options on publicly traded securities. It may also employ short selling for the purpose of hedging risk in the Fund’s portfolio. Each investment described as “Real Estate Investments” and the Fund’s use of derivatives and short selling will be considered by the Advisor when seeking to achieve the Fund’s investment objectives.  The Fund has not adopted a policy specifying a maximum percentage of its assets that may be invested in properties located outside of the United States or properties located in any one non-U.S. country, or in foreign securities or the securities of issuers located in any one non-U.S. country.  The Fund’s investments in foreign securities may include Private Real Estate Funds, Private REITs, Public REITs and Public Real Estate Securities that are domiciled outside the U.S.  However, the Fund expects a majority of its Real Estate Investments to be securities of U.S. issuers and the underlying real estate of the Fund’s investments will be located in the United States.

Leverage	The Fund may use leverage to provide additional funds to support its investment activities. The Fund may borrow from financial institutions, which could include unsecured and secured credit facilities (collectively, “Borrowings”). The Fund’s Borrowings are limited to 33 1/3% of the Fund’s total assets immediately after such Borrowings. The Fund may use leverage consisting of property level debt (mortgages on the Fund’s properties that are generally not recourse to the Fund) and entity level debt (non-mortgage debt at the Fund level). Property level debt will be incurred by a separate entity held by the Fund (including as part of a joint venture with a third party) and secured by real estate owned by such entity. Such entity would own real estate assets and would borrow from a lender using the owned property as mortgage collateral. If any such entity were to default on a loan, the lender’s recourse would be to the mortgaged property and the lender would typically not have a claim to other assets of the Fund. When such property level debt is not recourse to the Fund, the Fund will not treat such non-recourse borrowings as senior securities (as defined in the 1940 Act) for purposes of complying with the 1940 Act’s limitations on leverage, unless the entity holding such debt is a wholly-owned subsidiary of the Fund or the financial statements of the entity holding such debt will be consolidated in the Fund’s financial statements in accordance with Regulation S-X and other accounting rules. In addition, the Fund may invest in derivative transactions that have similar effects as leverage. The Fund expects to cover its commitments in such derivative transactions by segregating liquid assets at the Fund’s custodian or entering into offsetting transactions by owning positions that cover its obligations. When the Fund takes such coverage related actions, it will not be subject to the foregoing 33 1/3% limitation.

Investment Policies	The Fund’s investment objective is non-fundamental and may be changed by the Board of Trustees without the approval of Shareholders. The Fund’s real estate industry investment policy is fundamental and may not be changed without shareholder approval. The Fund’s SAI contains a list of all of the fundamental and non-fundamental investment policies of the Fund.

Investors in the Fund

An investment in the Fund involves a considerable amount of risk. It is possible that investors in the Fund will lose money. Before making an investment decision, investors should consult with their financial advisors, and (i) consider the appropriateness of this investment with respect to their personal investment objectives and financial situation and (ii) consider factors such as personal net worth, income, age, risk tolerance and liquidity needs. Investors should invest in the Fund only money that they can afford to lose, and they should not invest in the Fund money to which they will need access in the short-term or on a frequent basis. In addition, all investors should be aware of how the Fund’s investment strategies fit into their overall investment strategy because the Fund is not designed to be, by itself, a well-balanced investment for a particular investor.

An investment in the Fund is appropriate only for investors who can bear the risks associated with the limited liquidity of the Fund’s Shares and should be viewed as a long-term investment. The Fund should be considered an illiquid investment. Investors will not be able to redeem Shares on a daily basis because the Fund is a closed-end fund operating as an interval fund. The Fund’s Shares are not traded on an active market and there is currently no secondary market for the Shares, nor does the Fund expect a secondary market in the Shares to develop. However, limited liquidity may be available through the quarterly repurchase offers described in this Prospectus.

Purchases of Shares	Each investor must initially purchase a minimum of $5,000 of Shares in the Fund. Purchases may be made directly from the Fund by mail or bank wire. The Fund has also authorized certain institutions (including banks, trust companies, brokers and investment advisors) to accept purchase and repurchase orders on its behalf and such institutions are authorized to designate intermediaries to accept purchase orders and repurchase orders on behalf of the Fund. Orders will be deemed to have been received when the Fund, an authorized broker, or broker-authorized designee receives the order, subject to the order being accepted by the Fund in good order. The orders will be priced at the Fund’s NAV next computed after the orders are received.

Each investor purchasing Shares must submit a completed application. The Fund has the sole right to accept applications for Shares and reserves the right to reject in its complete and absolute discretion any application for Shares in whole or in part. The Fund also reserves the right to suspend sales of Shares at any time.

The Fund has entered into a distribution agreement (the “Distribution Agreement”) with UMB Distribution Services, LLC (the “Distributor”) to act as the distributor for the sale of Shares. The Distributor serves in such capacity on a best-efforts basis. The Distributor may enter into related selling group agreements with various broker-dealers to assist in the distribution of Shares.

Distributions and Dividends	The Fund’s distribution policy is to make quarterly distributions to shareholders. The level and frequency of distributions (including any return of capital) is not fixed and will likely vary from year-to-year. Unless a shareholder elects otherwise, the shareholder’s distributions will be reinvested in additional shares of the same class under the Fund’s dividend reinvestment policy. Shareholders who elect not to participate in the Fund’s dividend reinvestment policy will receive all distributions in cash paid to the shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee).

The Fund’s distributions will constitute a return of capital to the extent that they exceed the Fund’s current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a Shareholder’s adjusted tax basis in the Shareholder’s Shares, and to the extent that it exceeds the Shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such Shares. This distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder's assets being invested in the Fund. The distribution policy also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain.

Section 19(b) of the 1940 Act and Rule 19b-1 thereunder generally limit the Fund to one long-term capital gain distribution per year, subject to certain exceptions.

The Fund is required to make distributions sufficient to satisfy the requirements for qualification as a REIT for U.S. federal income tax purposes. Generally, income distributed will not be taxable to the Fund under the Code if the Fund distributes at least 90% of its REIT taxable income each year (computed without regard to the dividends paid deduction and the Fund’s net capital gain). Distributions will be authorized at the discretion of the Board and the Board’s discretion will be directed, in substantial part, by the Fund’s obligation to comply with the REIT requirements and to avoid U.S. federal income and excise taxes on retained income and gains.

The Board may authorize distributions in stock or in excess of those required for the Fund to maintain REIT tax status depending on the Fund’s financial condition and such other factors as the Board may deem relevant. The distribution rate may be modified by the Board from time to time. The Board reserves the right to change or suspend the distribution policy from time to time. Pursuant to Section 19(a) of the 1940 Act and Rule 19a-1 the Fund is required to provide a written statement accompanying any such distribution payment that adequately discloses its source or sources. Thus, if the source of the dividend or other distribution were the original capital contribution of the shareholder, and the payment amounted to a return of capital, the Fund would be required to provide written disclosure to that effect. As required under the 1940 Act, the Fund will provide a notice to shareholders at the time of a payment or distribution when such does not consist solely of net income. Additionally, each payment will be accompanied by a written statement which discloses the source or sources of each payment. The IRS requires you to report these amounts, excluding returns of capital, (such amounts will be reported by the Fund to shareholders on IRS Form 1099) on your income tax return for the year declared. The Fund will provide disclosures, with each payment, that estimates the percentages of the current and year-to-date payments that represent (1) net investment income, (2) capital gains and (3) return of capital. At the end of the year, the Fund may be required under applicable law to re-characterize payments made previously during that year among (1) ordinary income, (2) capital gains and (3) return of capital for tax purposes. Nevertheless, persons who periodically receive the payments may be under the impression that they are receiving net profits when they are not. Shareholders should read any written disclosure provided pursuant to Section 19(a) and Rule 19a-1 carefully and should not assume that the source of any payment from the Fund is net profit.

Dividend Reinvestment Policy	The Fund provides distribution options for its Shareholders. Under these options, if the Fund declares a distribution, then a Shareholder’s distribution will be automatically reinvested in additional Shares unless the Shareholder has specifically elected in its application (or otherwise) to receive cash. Pursuant to the dividend reinvestment policy, a Shareholder will receive additional Shares, including fractions of Shares, at a price equal to the NAV per Share on the date of distribution. The automatic reinvestment of distributions does not relieve participants of any U.S. federal income tax that may be payable (or required to be withheld) on such distributions. See “Taxation.”

Fees and Expenses	The Fund will bear all expenses incurred in the business of the Fund. See “Summary of Fund Expenses” and “Fund Expenses.”

Advisory Fees	In consideration of services provided by Advisor, the Fund pays the Advisor an investment advisory fee based upon the amount of the Fund’s average daily net assets. The investment advisory fee is computed at the annual rate of 0.98%, less any fee waivers (the “Advisory Fee”). The Advisory Fee is an expense paid out of the Fund’s assets. See “Management of the Fund” for additional information about the Advisor.

Expense Limitation Agreement

Pursuant to an Expense Limitation Agreement the Advisor has contractually agreed to waive its Advisory Fee and/or pay or reimburse the ordinary annual operating expenses of the Fund (including organization and offering costs, but excluding brokerage commissions, dividend expense on securities sold short, borrowing costs related to short-selling securities, interest expense related to the Fund incurring leverage at the Fund or property level, acquired fund fees and expenses, and extraordinary or non-routine expenses such as litigation expenses, taxes related to a failure to qualify as a REIT or meet distribution requirements and IRS or federal agency fees or charges, any fees related to directly-held property by the Fund, which includes investments through a joint-venture or wholly-owned subsidiary (the “Operating Expenses”) to the extent necessary to limit the Fund’s Operating Expenses to 1.50% of the Fund’s average daily net assets. The Advisor is entitled to seek reimbursement from the Fund of fees waived or expenses paid or reimbursed to the Fund for a period ending three years after the date of the waiver, payment or reimbursement, subject to the limitation that a reimbursement will not cause the Fund’s Operating Expenses to exceed the lesser of (a) the expense limitation amount in effect at the time such fees were waived or expenses paid or reimbursed, or (b) the expense limitation amount in effect at the time of the reimbursement. The Expense Limitation Agreement will remain in effect at least through July 31, 2024, unless and until the Board approves its modification or termination. See “Management of the Fund.”

Non-listed Closed-End Structure; Limited Liquidity and Transfer Restrictions	Closed-end funds differ from mutual funds in that closed-end funds do not typically redeem their shares at the option of the shareholder. Closed-end fund shares typically trade in the secondary market via a stock exchange. Unlike many closed-end funds, however, the Fund’s shares will not be listed on a stock exchange. Instead, the Fund will provide limited liquidity to shareholders by offering to repurchase a limited amount of the Fund’s shares (at least 5%) quarterly, which is discussed in more detail below. The Fund, like a mutual fund, is subject to continuous asset in-flows, although not subject to continuous out-flows. The Fund is organized as a closed-end management investment company. An investment in the Fund is appropriate only for investors who can bear the risks associated with the limited liquidity of the Shares and should be viewed as a long-term investment. See “Risk Factors and Special Considerations” and “Non-Listed Closed-End Fund Structure”

Quarterly Repurchase of Shares

The Fund is an “interval fund,” a type of fund which, to provide liquidity to Shareholders, has adopted a limited repurchase policy to make quarterly offers to repurchase at least 5% of its outstanding Shares at NAV, reduced by any applicable repurchase fee.

The Fund will make quarterly repurchase offers. Subject to Board approval, quarterly repurchases will occur in the months of March, June, September, and December, and repurchase offer notices are expected to be sent to shareholders each February, May, August and November. Written notification of each quarterly repurchase offer (the “Repurchase Offer Notice”) will be sent to Shareholders at least 21 calendar days before the repurchase request deadline (i.e., the date by which Shareholders can tender their Shares in response to a repurchase offer) (the “Repurchase Request Deadline”). No later than the 14th day after the Repurchase Request Deadline (or the next Business Day, if the 14th day is not a Business Day), the Fund will select a date to determine the Fund’s NAV for the applicable offer (“Repurchase Pricing Date”). The Fund expects to distribute payment to Shareholders between one and three Business Days after the Repurchase Pricing Date and will distribute such payment no later than seven calendar days after such date. The repurchase price is the NAV per Share, reduced by any applicable repurchase fee. The Fund’s NAV may change materially between the date a repurchase offer is mailed and the Repurchase Request Deadline, and it may also change materially between the Repurchase Request Deadline and Repurchase Pricing Date. See “Net Asset Value” for a description of the method by which the Fund calculates NAV.

Tax Aspects

The Fund has and expects to continue to be taxed as a REIT for U.S. federal income tax purposes. The Fund expects to operate, in such a manner to qualify for taxation as a REIT. The Fund’s continued qualification for taxation as a REIT will depend upon its ability to meet the various and complex REIT qualification tests imposed under the Code. No assurance can be given that the Fund will in fact continue to satisfy such requirements for any taxable year. If the Fund qualifies for taxation as a REIT, it generally will be allowed to deduct dividends paid to its Shareholders and, as a result, it generally will not be subject to U.S. federal income tax on that portion of its ordinary income and any net capital gain that it annually distributes to its Shareholders, as long as the Fund meets the minimum distribution requirements under the Code. The Fund intends to make distributions to its Shareholders on a regular basis as necessary to avoid material U.S. federal income tax and to comply with the REIT distribution requirements. See “Taxation.”

Summary of Principal Risk Factors and Special Considerations

An investment in the Fund involves a considerable amount of risk. The following is a general summary of such risks. It is possible that investors in the Fund will lose money. The values of the instruments held by the Fund as part of its investment strategy will fluctuate based on many factors, such as market conditions, interest rate movements, investors’ perceptions of the financial conditions of the real estate market, and other political and economic events. As these instruments fluctuate in value, they may cause the NAV of the Fund’s Shares to also vary.

Please refer to “Risk Factors and Special Considerations” for a more detailed discussion of the principal risk factors related to the Fund and the continuous offering of Shares.

Limited Operating History Risk. The Fund has a limited operating and trading history. As a result, prospective investors have a limited performance record and history on which to base their investment decision.

Management Risk. The Fund is actively managed, and the Fund’s performance will reflect the Advisor’s ability to make investment decisions that are suited to achieving the Fund’s investment objective.

Market Risk. The value of the Fund’s investments may move up or down, sometimes rapidly and unpredictably. At any point in time, your Shares may be worth less than your original investment, even after taking into account the reinvestment of Fund dividends and distributions. Global economic, political and market conditions and economic uncertainty caused by the ongoing coronavirus (COVID-19) pandemic may adversely affect the Fund’s business, results of operations and financial condition.

Risk of Loss or Total Loss. An investment in the Fund is subject to loss, including the possible loss of the entire amount invested. There can be no assurance that the Fund will not incur losses. No guarantee or representation is made that the Fund’s investments will be successful, and investment results may vary substantially over time. An investment in the Shares is subject to risks and involves a heightened risk of total loss of investment.

Issuer and Non-Diversification Risk. The value of a specific security can perform differently from the real estate market for reasons related to the performance of the investment manager, the financial leverage of the issuer, and reduced demand for the properties and services of the issuer. The Fund's performance may be more sensitive to any single economic, business, political or regulatory occurrence because the Fund may invest more than 5% of its total assets in the securities of one or more issuers.

Capital Markets Risk. The Fund expects to fund a portion of its Direct Real Estate Holdings with property-level financing. There can be no assurance that any financing will be available to the Fund in the future on acceptable terms, if at all, or that it will be able to satisfy the conditions precedent required to use its credit facilities, if entered into, which could reduce the number, or alter the type, of investments that the Fund would make otherwise. Any failure to obtain financing could have a material adverse effect on the continued development or growth of the Fund’s business and harm the Fund’s ability to operate and make distributions.

Repurchase Policy Risks. Quarterly repurchases by the Fund of its shares typically will be funded from available cash or sales of portfolio securities. The sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s net asset value.

Liquidity Risk. There is currently no secondary market for Fund shares and the Fund expects that no secondary market will develop. Shares of closed-end investment companies, such as the Fund, that are traded on a secondary market may trade at a discount from their NAV per share and initial offering prices. Limited liquidity is provided to shareholders only through the Fund's quarterly repurchase offers for no less than 5% of the shares outstanding at such time. There is no guarantee that shareholders will be able to sell the requested number of shares (or dollar amount) in a quarterly repurchase offer, regardless of market conditions, such as a downturn. As a result of the foregoing, an investment in the Fund's shares is not suitable for investors who cannot tolerate risk of total loss or who require liquidity, other than limited liquidity provided through the Fund's repurchase policy (repurchase at least 5% quarterly). Certain of the Fund's investments (e.g., Private Real Estate Funds, Private REITS and Direct Real Estate Holdings) are also subject to liquidity risk because they generally offer only limited redemptions. Liquidity risk exists when an investment of the Fund proves to be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations.

Delay in Use of Proceeds Risk. Although the Fund currently intends to invest the proceeds from any sale of the Shares offered hereby within three to six months of receipt, such investments may be delayed if suitable investments are unavailable at the time. Delays the Fund encounters in the selection, due diligence and origination or acquisition of investments would likely limit its ability to pay distributions and lower overall returns. These delays could last as long as twelve months from the time the proceeds are received by the Fund.

Distributions Risk. The Fund is required to make distributions sufficient to satisfy the requirements for qualification as a REIT for U.S. federal income tax purposes. There can be no assurance that the Fund will achieve investment results that will allow the Fund to make a specified level of cash distributions or maintain certain levels of cash distributions. All distributions will be paid at the discretion of the Board and may depend on the Fund’s earnings, the Fund’s net investment income, the Fund’s financial condition, compliance with applicable regulations and such other factors as the Board may deem relevant from time to time.

Illiquid Investment Risk. Many of the Fund’s investments will be illiquid, including the Fund’s investments in Direct Real Estate Holdings, Private REITs and Private Real Estate Funds. A variety of factors could make it difficult for the Fund to dispose of any of its illiquid investments on acceptable terms, even under circumstances when the Advisor believes it would be in the best interests of the Fund to do so. The Fund cannot predict whether it will be able to sell any investment for the price or on the terms set by it or whether any price or other terms offered by a prospective purchaser would be acceptable to the Fund. Illiquid investments may also be difficult to value and their pricing may be more volatile than more liquid investments, which could adversely affect the price at which the Fund is able to sell such instruments.

Valuation Risk. The Fund is subject to valuation risk, which is the risk that one or more of the assets in which the Fund invests are priced incorrectly, due to factors such as incomplete data, market instability or human error. If the Fund ascribes a higher value to assets and their value subsequently drops or fails to rise because of market factors, returns on the Fund’s investment may be lower than expected and could experience losses.

Real Estate Industry Concentration Risk. The Fund’s Real Estate Investments will be significantly impacted by the performance of the real estate market and may experience more volatility and be exposed to greater risk than a more diversified portfolio. The value of companies engaged in the real estate industry is affected by: (i) changes in general economic and market conditions; (ii) changes in the value of real estate properties; (iii) risks related to local economic conditions, overbuilding and increased competition; (iv) increases in property taxes and operating expenses; (v) changes in zoning laws; ( vi) casualty and condemnation losses; (vii) variations in rental income, neighborhood values or the appeal of property to tenants; (viii) the availability of financing and (ix) changes in interest rates and leverage. There are also special risks associated with particular real estate sectors, or real estate operations generally. The Fund’s investments will be subject to the risks typically associated with real estate, including but not limited to the following:

Tenant Related Risks. The leases on the properties underlying the Fund’s investments may not be renewed on favorable terms or the occupancy rate of various properties may fall in a manner which adversely affects the Fund’s investments. Bankruptcies, financial difficulties or defaults by tenants of the properties in which the Fund invests may adversely affect the Fund.

Real Estate Operators Risk. Real estate operators that the Fund works with in acquiring and managing assets, property managers or any other third party that is involved in the Fund’s operation may experience financial difficulties (e.g., bankruptcy) that could result in a loss of value in the Fund’s investments. Property managers can make decisions that result in increased operating and maintenance related costs.

Development Related Risks. These risks include cost overruns and non-completion of the construction or renovation of the properties owned, directly or indirectly, by the Fund. The expenses related to renovations may affect the value of the Fund’s investments.

Interest Rate Risks. Changes in interest rates and/or credit spreads could negatively affect the value of the Fund’s investments, which could result in reduced earnings or losses and negatively affect the cash available for distribution to the Fund’s Shareholders.

Liquidity Risk. Investments in real estate assets can expose the Fund to liquidity risks. The Fund’s direct investments in real estate will be illiquid.

Regulatory Related Risks. Real estate investments often incur a relatively greater cost of compliance with applicable federal, state, and local laws and regulations, which are subject to future changes in laws, including laws that increase operating expenses or limit rents that may be charged and changes in state or local zoning laws or changes in governmental rules, regulations and fiscal policies.

Environmental, Social, Political, Economic, Natural Disasters and Weather- Related Risks. The Fund is exposed to environmental liabilities with respect to properties in which the Fund invests, and the potential for increasing costs to comply with environmental laws. Real estate investments are subject to unforeseeable events such as social unrest, civil disturbances, terrorism, earthquakes, hurricanes and other natural disasters and real estate investments are subject to general downturns in the industry as well as downturns in specific geographic areas, and downturns caused by public health crises, pandemics and endemics, such as the novel coronavirus (COVID-19). The Fund cannot predict what the occupancy level will be in a particular building or that any tenant or mortgage or other real estate-related loan borrower will remain solvent. The Fund also cannot predict the future value of the Fund’s properties. Accordingly, the Fund cannot guarantee that shareholders will receive cash distributions or share appreciation.

Lack of Insurance Risk. The companies the Fund invests in may not carry comprehensive liability, fire, flood, wind or earthquake extended coverage and rental loss coverage or the insurance in place has certain specifications and limits in place that reduce or eliminate coverage.

Joint Venture Related Risks. The Fund may not have sole decision-making authority with respect to its Direct Real Estate Holdings. A joint venture partner could take actions that decrease the value of an investment to the Fund and lower the Fund’s overall return, may have economic or other interests or goals that are inconsistent with the Fund’s interests or goals, including, for instance, the financing, management, operation, leasing or sale of the assets purchased by such real estate investment, become insolvent or bankrupt, commit fraud or other misconduct that materially effects the Fund’s investments, reach a disagreement involving such things as the handling of cash distributions, reserves, or a proposed sale or refinancing of the investment, and this disagreement could have an adverse impact on the operations and profitability of the investment and/or the amount and timing of distributions the Fund receives from such investment, be structured differently than the Fund for tax purposes and this could create conflicts of interest and risk to the Fund’s ability to qualify as a REIT for tax purposes, and/or experience a change of control, which could result in new management of such co-investor, joint venture partner or other investor with less experience or conflicting interests to the Fund and be disruptive to the Fund’s business.

There are also special risks associated with particular sectors of the real estate industry, including, but not limited to, those risks described below:

Retail Properties. Retail properties are affected by shifts in consumer demand due to demographic changes, changes in spending patterns and lease terminations. Moreover, the shift to on-line retail shopping may be adverse to retail properties.

Office Properties. Office properties are affected by a downturn in the businesses operated by their tenants. Also, the trend toward more businesses allowing work-from-home policies may adversely affect this industry.

Hospitality Properties. Hotel properties and other properties in the hospitality real estate sector, such as motels and extended stay properties, are affected by declines in business and leisure travel and are generally more sensitive to downturns in business cycles. These properties have been significantly impacted by the recent Covid-19 health crisis and will likely remain susceptible to any future health crisis.

Healthcare Properties. Healthcare properties are affected by potential federal, state and local laws governing licenses, certification, adequacy of care, pharmaceutical distribution, rates, equipment, personnel and other factors regarding operations, and the continued availability of revenue from government reimbursement programs.

Industrial Properties. Industrial properties are affected by downturns in the manufacturing, processing, and shipping of goods.

Multi-family Properties. Multi-family properties are affected by adverse economic conditions in the locale, oversupply and rent control laws as well as major demographic and population trends.

Residential Properties. Residential properties can be significantly affected by the national, regional and local real estate markets. This segment of the real estate industry also is sensitive to interest rate fluctuations which can cause changes in the availability of mortgage capital and directly affect the purchasing power of potential homebuyers. Thus, residential properties can be significantly affected by changes in government spending, consumer confidence, demographic patterns and the level of new and existing home sales.

Shopping Centers. Shopping center properties are affected by changes in the local markets where their properties are located and are dependent upon the successful operations and financial condition of their major tenants.

Self-Storage Properties. Self-storage properties are affected by changes to competing local properties, consumer and small business demand for storage space and regional demographic trends.

Manufactured Housing. Manufactured housing parks are subject to a number of risks that include poor long-term value due to stigmas attached to mobile home parks, limited design options for manufactured housing, tougher mortgage requirements, and expense and scarcity of land in certain metro areas to build and maintain a manufactured housing park.

Cell Towers. Cell tower investments are affected by carrier financial performance, industry consolidation and demand for wireless broadband services. Also, technology innovation could lead to less reliance on towers.

Data Centers. Data centers are susceptible to local economic conditions, the supply of and demand for data center space, an increasingly concentrated customer base, long sales cycles and significant competition. Data centers are particularly susceptible to operational risk including technological obsolescence, failure of power and cooling systems and failure of a data center’s physical infrastructure any of which could lead to significant costs and disruptions that could reduce revenues, harm business reputation and have a material adverse effect on financial results. Data centers are also vulnerable to physical and electronic security breaches and cyber-attacks that could disrupt operations and have a material adverse effect on the Fund’s financial performance and operating results.

Infrastructure Investments. Infrastructure and infrastructure-related assets present unique risks including: the burdens of ownership of infrastructure; local, national and international economic conditions; the supply and demand for services from and access to infrastructure; the financial condition of users and suppliers of infrastructure assets; changes in interest rates and the availability of funds which may render the purchase, sale or refinancing of infrastructure assets difficult or impracticable; changes in environmental laws and regulations, and planning laws and other governmental rules; environmental claims arising in respect of infrastructure acquired with undisclosed or unknown environmental problems or as to which inadequate reserves have been established; changes in energy prices; changes in fiscal and monetary policies; negative developments in the economy that depress travel; uninsured casualties; force majeure acts, terrorist events, under-insured or uninsurable losses; and other factors which are beyond the reasonable control of the Fund.

Risks of Investing in the Equity of Private REITs. The Fund’s equity investments in Private REITs will require it to bear a pro rata share of the REIT’s expenses, including management and, if applicable, performance fees. Private REITs are not subject to the leverage restrictions imposed by the 1940 Act and as a result, the Fund could be effectively leveraged in an amount exceeding the limitations imposed by the 1940 Act, which could amplify losses suffered by the Fund when compared to unleveraged investments. The Private REITs will not be registered as investment companies under the 1940 Act and as a result, the Fund will not have the benefit of the 1940 Act’s protective provisions. The Fund may not have sole decision-making authority over the Private REIT and may be unable to take actions to protect its interests in these investments.

Mortgage Loan Risk. The Fund may invest in commercial mortgage loans, including mezzanine loans, which are secured by Multi-family residential, commercial use or other properties and are subject to risks of delinquency and foreclosure and risks of loss. Commercial mortgage loans are usually non-recourse in nature. Therefore, if a commercial borrower defaults on the commercial mortgage loan, then the options for financial recovery are limited in nature. In the event of any default under a mortgage or real estate loan held directly by the Fund, the Fund will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage or real estate loan, which could have a material adverse effect on the Fund’s profitability.

Fixed Income Risk. When the Fund invests in fixed income securities, the value of your investment in the Fund will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of fixed income securities. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rate s than shorter-term securities. Other risk factors include credit risk (the debtor may default) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). These risks could affect the value of a particular investment, possibly causing the Fund’s share price and total return to be reduced and fluctuate more than other types of investments.

Convertible Securities Risk. Convertible securities are typically issued as bonds or preferred shares with the option to convert to equities. As a result, convertible securities are a hybrid that have characteristics of both bonds and common stocks and are subject to risks associated with both debt securities and equity securities. The market value of bonds and preferred shares tend to decline as interest rates increase. Preferred securities also are subject to credit risk, which is the risk that an issuer of a security may not be able to make principal and interest or dividend payments as due. Convertible securities may have characteristics similar to common stocks especially when their conversion value is higher than their value as a bond. The price of equity securities into which a convertible security may convert may fall because of economic or political changes. Stock prices in general may decline over short or even extended periods of time. Additionally, the value of the embedded conversion option may be difficult to value and evaluate because the option does not trade separately from the convertible security.

Interest Rate Risk. Changes in interest rates, including changes in expected interest rates or “yield curves,” may affect the Fund’s business in a number of ways. Changes in the general level of interest rates can affect the Fund’s net interest income, which is the difference between the interest income earned on the Fund’s interest-earning assets and the interest expense incurred in connection with its interest-bearing borrowings. Changes in the level of interest rates also can affect, among other things, the Fund’s ability to acquire certain real estate industry securities at attractive prices and acquire or originate certain of the debt investments at attractive prices.

LIBOR Transition Risks. The Fund may invest in financial instruments that may have floating or variable rate calculations for payment obligations or financing terms based on the London Interbank Offered Rate (LIBOR), which is the benchmark interest rate at which major global banks lend to one another in the international interbank market for short-term loans. Certain LIBORs (e.g., all EUR and CHF LIBOR settings, the Spot Next/Overnight, 1 week, 2 month and 12 month JPY and GBP LIBOR settings, and the 1 week and 2 months US dollar LIBOR settings) ceased publication on December 31, 2021. However, the publication of certain other LIBORs (e.g., the overnight, 1 month, 3 month, 6 month, and 12 months USD LIBOR settings) will continue through at least June 30, 2023. The impact of the discontinuation of LIBOR and the transition to an alternative rate on the Fund’s portfolio remains uncertain. There can be no guarantee that financial instruments that transition to an alternative reference rate will retain the same value or liquidity as they would otherwise have had.

Below Investment Grade (High Yield or Junk) Securities Risk. The Fund may have exposure to investments that are rated below investment grade or that are unrated but are judged by the Advisor to be of credit quality comparable to securities rated below investment grade by a nationally recognized statistical rating organization. Companies issuing high-yield fixed-income securities are not as strong financially as those issuing securities with higher credit ratings and are more likely to encounter financial difficulties. Lower rated issuers are more likely to default and their securities could become worthless.

Preferred Securities Risk. Preferred securities are subordinated to bonds and other debt instruments in a company’s capital structure in terms of priority to corporate income and liquidation payments, and therefore will be subject to greater credit risk than more senior debt instruments.

Foreign Investment Risks. Investing in foreign securities typically involves more risks than investing in U.S. securities, and includes risks associated with: political and economic developments — the political, economic and social structures of some foreign countries may be less stable and more volatile than those in the United States; trading practices — government supervision and regulation of foreign securities and currency markets, trading systems and brokers may be less than in the United States; availability of information — foreign issuers may not be subject to the same disclosure, accounting and financial reporting standards and practices as U.S. issuers; and limited markets — the securities of certain foreign issuers may be less liquid (harder to sell) and more volatile.

Exchange-Traded Funds, Closed-End Funds and Mutual Funds Risk. To the extent that the Fund invests in ETFs, closed-end funds and/or mutual funds, the Fund will indirectly bear its proportionate share of any expenses (such as operating expenses and advisory fees) that may be paid by the underlying funds. These expenses would be in addition to the advisory fee and other expenses that the Fund bears in connection with its own operations. Investment in an ETF and/or closed-end fund carries security specific risk and the market risk. Also, if the area of the market representing the underlying index or benchmark or the basket of securities held by the ETF, closed-end fund or mutual fund does not perform as expected for any reason, the value of the investment in the ETF, closed-end fund and/or mutual fund may decline. In addition, due to transactions via market prices rather than at net asset value, the performance of an ETF and/or closed-end fund may not completely replicate the performance of the underlying index.

The Fund may invest in affiliated funds managed by the Advisor. The Advisor may be subject to potential conflicts of interest in selecting underlying funds because the fees paid to it by certain affiliated underlying funds are higher than the fees paid by other affiliated and unaffiliated underlying funds. To the extent the Fund invests a significant percentage of its assets in any one affiliated fund or across multiple affiliated funds, the Fund will be subject to a greater degree to the risks particular to the investment strategies employed by the Advisor.

“Covenant-lite” Obligations Risk. Covenant-lite obligations contain fewer maintenance covenants than other obligations, or no maintenance covenants, and may not include terms that allow the lender to monitor the performance of the borrower and declare a default if certain criteria are breached. Covenant-lite loans may carry more risk than traditional loans as they allow individuals and corporations to engage in activities that would otherwise be difficult or impossible under a covenant-heavy loan agreement. In the event of default, covenant-lite loans may exhibit diminished recovery values as the lender may not have the opportunity to negotiate with the borrower prior to default.

Loans and Other Indebtedness; Loan Participations and Assignments Risk. Loan interests may take the form of (i) direct interests acquired during a primary distribution, (ii) loans originated by the Fund or (iii) assignments of, novations of or participations in all or a portion of a loan acquired in secondary markets. In addition to credit risk and interest rate risk, the Fund’s exposure to loan interests may be subject to additional risks. For example, purchasers of loans and other forms of direct indebtedness depend primarily upon the creditworthiness of the borrower for payment of principal and interest. Loans are subject to the risk that scheduled interest or principal payments will not be made in a timely manner or at all, either of which may adversely affect the values of the loan. If the Fund does not receive scheduled interest or principal payments on such indebtedness, the Fund’s share price and yield could be adversely affected. Loans that are fully secured offer the Fund more protection than an unsecured loan in the event of non-payment of scheduled interest or principal. However, the collateral underlying a loan may be unavailable or insufficient to satisfy a borrower’s obligation, and the Fund could become part owner of any collateral if a loan is foreclosed, subjecting the Fund to costs associated with owning and disposing of the collateral.

Loan Origination Risk. The Fund may also seek to originate loans, including, without limitation, residential and/or commercial real estate or mortgage-related loans, consumer loans or other types of loans, which may be in the form of whole loans, secured and unsecured notes, senior and second lien loans, mezzanine loans or similar investments. The Fund may originate loans to corporations and/or other legal entities and individuals, including foreign (non-U.S.) entities and individuals. Such borrowers may have credit ratings that are determined by one or more NRSROs or the Advisor to be below investment grade. The Fund may subsequently offer such investments for sale to third parties; provided, that there is no assurance that the Fund will complete the sale of such an investment. If the Fund is unable to sell, assign or successfully close transactions for the loans that it originates, the Fund will be forced to hold its interest in such loans for an indeterminate period of time. This could result in the Fund’s investments being overconcentrated in certain borrowers. The Fund will be responsible for the expenses associated with originating a loan (whether or not consummated). This may include significant legal and due diligence expenses, which will be indirectly borne by the Fund and Shareholders.

Leverage Risk. The use of leverage (borrowing money to purchase properties or securities) will cause the Fund to incur additional expenses and significantly magnify losses in the event of underperformance of the assets purchased with borrowed money. In addition, a lender may terminate or refuse to renew any credit facility. If the Fund is unable to access additional credit, it may be forced to sell investments at inopportune times, which may further depress the returns of the Fund. The Fund’s investments in Public REITs, Private REITs, Private Real Estate Funds and Other Public Real Estate Securities that employ leverage would expose the Fund indirectly to these same risks.

Derivatives Risk. Derivatives may be volatile and may involve significant risks. The underlying security, measure or other instrument on which a derivative is based, or the derivative itself, may not perform as expected. Derivative investments may involve leverage, which means that their use can significantly magnify the effect of price movements of the underlying securities or reference measures, disproportionately increasing the Fund’s losses and reducing the Fund’s opportunities for gains. Some derivatives have the potential for unlimited loss, including a loss that may be greater than the amount invested. They also present default risks if the counterparty to a derivatives contract fails to fulfill its obligations to the Fund. Certain derivatives held by the Fund may be illiquid, making it difficult to close out an unfavorable position. Derivatives also may be more difficult to purchase, sell or value than other instruments.

Short Sale Risk. Short sales are transactions in which the Fund sells a security it does not own. To complete the transaction, the Fund must borrow the security to make delivery to the buyer. The Fund is then obligated to replace the security borrowed by purchasing the security at the market price at the time of replacement. The price at such time may be higher or lower than the price at which the security was sold by the Fund. If the underlying security goes up in price during the period during which the short position is outstanding, the Fund will realize a loss on the transaction. The risk of such price increases is the principal risk of engaging in short sales.

The Fund’s investments in shorted securities are more risky than its investments in its long positions. With a long position, the maximum sustainable loss is limited to the amount paid for the security plus the transaction costs, whereas there is no maximum attainable price of the shorted security. Therefore, short selling subjects the Fund to the potential for unlimited losses. Before investing in the Fund, you should consider this risk.

Hedging Transactions Risk. Hedging transactions may limit the opportunity for gain if the value of the Fund’s portfolio position should increase. There can be no assurance that the Fund or will engage in hedging transactions at any given time, even under volatile market conditions, or that any hedging transactions the Fund engages in will be successful. Moreover, it may not be possible for the Fund to enter into a hedging transaction at a price sufficient to protect its assets. The Fund may not anticipate a particular risk so as to hedge against it.

Risks Related to the Fund’s Tax Status as a REIT. The Fund has and expects to continue to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (defined above as the “Code”). Qualifying as a REIT for tax purposes involves the application of highly technical and complex Code provisions for which only a limited number of judicial or administrative interpretations exist. Failure to qualify for taxation as a REIT would cause the Fund to be taxed as a regular corporation, which would substantially reduce funds available for distributions to Shareholders. In addition, complying with the requirements to maintain its REIT tax status may cause the Fund to forego otherwise attractive opportunities or to liquidate otherwise attractive investments, adversely affect the Fund’s liquidity and force the Fund to borrow funds during unfavorable market conditions, and/or limit the Fund’s ability to hedge effectively and cause the Fund to incur tax liabilities.

Tax Risks of Investing in the Fund. Even if the Fund qualifies and maintains its tax status as a REIT, it may become subject to U.S. federal income taxes and related state and local taxes, which would reduce the Fund’s cash flows.

Risk that Investment Strategies May Not Be Successful. There can be no assurance that any investment method employed on behalf of the Fund will produce profitable results. Profitable investing is often dependent on anticipating trends.

Risk of Effect of Fees and Expenses on Returns. The Fund will bear all expenses related to its operations. Such fees and expenses are expected to reduce the actual returns to Shareholders. Most of the fees and expenses will be paid regardless of whether the Fund produces positive investment returns. As a result, the Fund could incur a substantial cost with no opportunity for a return.

Competition Risk. The securities industry and the varied strategies and techniques to be engaged in by the Advisor are extremely competitive and each involves a degree of risk. The Fund will compete with firms, including many of the larger securities and investment banking firms, which have substantially greater financial resources and research staffs. In addition, the Fund’s investments in Other Public Real Estate Securities trade independently of each other and may pursue investment strategies that “compete” with each other for execution or that cause the Fund to participate in positions that offset each other (in which case the Fund would bear its pro rata share of commissions and fees without the potential for a profit). Also, the Fund’s investments in Other Public Real Estate Securities could increase the level of competition for the same trades that Other Public Real Estate Securities might otherwise make, including the priorities of order entry. This could make it difficult or impossible to take or liquidate a position in a particular security at a price consistent with the Advisor’s strategy.

Risk of Long-Term Objective; Not a Complete Investment Program. The Fund is not meant to provide a vehicle for those who wish to exploit short-term fluctuations in the stock market. The Fund is designed to give investors exposure to the real estate industry with an income focus. An investment in Shares of the Fund should not be considered a complete investment program.

See “Risk Factors and Special Considerations” and the other information included in this Prospectus for a discussion of factors you should carefully consider before deciding to invest in the Shares of the Fund.

SUMMARY OF FUND EXPENSES

The following table illustrates the aggregate fees and expenses that the Fund expects to incur and that Shareholders can expect to bear. To make an investment in the Fund, a prospective investor may open a brokerage account with selected broker-dealers, banks or other or financial intermediaries that have an agreement with the Distributor to sell Fund Shares. Any costs associated with opening such an account are not reflected in the following table or the examples below. Investors should contact their broker or other financial professional for more information about the costs associated with opening such an account.

SHAREHOLDER TRANSACTION EXPENSES
Maximum sales load (percentage of purchase amount)	None
Repurchase proceeds processed by wire transfer fee (per wire redemption; deducted directly from account)[1]	$20.00
Repurchase fee (as a percentage of original purchase price) [2]	1.00%
ANNUAL FUND EXPENSES (as a percentage of the Fund’s net assets attributable to Shares)
Advisory Fee	0.98%
Interest Payments on Borrowed Funds[3]	0.86%
Shareholder Servicing Fees[4]	0.05%
Other Expenses	1.02%
Acquired Fund Fees and Expenses[5]	0.00%
Total Annual Fund Expenses	2.91%
Less Fee Waiver and Expense Reimbursement[6]	(0.55%)
Net Annual Fund Expenses[6]	2.36%

1	If Shareholders request repurchase proceeds be paid by wire transfer, such Shareholders will be assessed an outgoing wire transfer fee at prevailing rates charged by the Fund’s administrator, which is currently $20.

2	Shareholders who tender for repurchase shares that have been held, as of the time of repurchase, less than one year (365 days) from the purchase date, will be subject to a repurchase fee (early withdrawal charge) of 1.00% of the original purchase price.

3.	The table assumes the Fund’s actual use of leverage during the fiscal year ended March 31, 2023 . The Fund’s actual interest costs associated with leverage may differ from the estimates above.

4	This amount has been restated to reflect current amounts.

5	Acquired Fund Fees and Expenses (“AFFE”) include certain of the fees and expenses incurred indirectly by the Fund as a result of its investment in investment companies (including short-term cash sweep vehicles) and certain private funds. Although the private funds are not investment companies registered pursuant to the Investment Company Act, some of the fund structures may be 3(c)(1)/3(c)(7) funds (which, but for Section 3(c)(1) or 3(c)(7), would meet the definition of investment company under the Investment Company Act and do not qualify for any other exemption (“Private Funds”) while many others are fund structures that would not be investment companies for reasons other than the exemptions in Sections 3(c)(1) and 3(c)(7) (“Other Private Funds”). AFFE may include management fees, audit, legal and other operating expenses (“Operating Costs”), incurred indirectly by the Fund through its investments in Private Funds (based on information provided by the managers of such Private Funds), but excludes the Operating Costs incurred by the Fund through its investments in Other Private Funds. The calculation of AFFE is based on the Fund’s net assets of $57.7 million at March 31, 2023 and assumes investments in Private Funds of 0% of the Fund’s net assets, which is the Fund’s actual March 31, 2023 allocation. These allocations may change substantially over time and such changes may significantly affect AFFE. As of March 31, 2023, approximately 55.1% of the Fund’s net assets were invested in Other Private Funds. If the estimated Operating Costs of such Other Private Funds (which equal approximately 0.61% of the Fund’s net assets) were included in AFFE, the Fund’s Total Annual Fund Operating Expenses would equal 2.97%. In addition, AFFE may include an incentive allocation or other fee based on income, capital gains and/or appreciation (a “performance fee”) payable to the adviser of an acquired fund. While the amount of such fees vary by acquired fund, performance fees, if charged, tend to be approximately 10.0 to 20.0% of the acquired fund’s profits above a 6.0 to 12.0% hurdle rate (a minimum rate of return). Future AFFE may be substantially higher or lower because certain fees are based on the performance of the acquired funds, which may fluctuate over time.

6	Thirdline Capital Management, LLC (the “Advisor”) and the Fund have entered into an Expense Limitation Agreement pursuant to which the Advisor has contractually agreed to waive its management fee and/or pay or reimburse the ordinary annual operating expenses of the Fund, which includes all expenses necessary or appropriate for the operation of the Fund, including expenses such as, but not limited to, administration, accounting, transfer agency, custody, filing and registration fees, audit, tax preparation, organization and offering expenses, shareholder servicing and advisory fees (the “Operating Expenses”). Items that are specifically excluded from Operating Expenses are brokerage commissions, dividend expense on securities sold short, borrowing costs related to short-selling securities, interest expense, acquired fund fees and expenses, and extraordinary or non-routine expenses such as litigation expenses, taxes related to a failure to qualify as a REIT or meet distribution requirements and IRS or federal agency fees or charges. Moreover, any fees related to directly- held property by the Fund, whether through a joint-venture or wholly-owned subsidiary entity will be excluded from the definition of Operating Expenses. The Fund’s Operating Expenses are limited to 1.50% of the Fund’s average daily net assets. The Advisor is entitled to seek reimbursement from the Fund of fees waived or expenses paid or reimbursed to the Fund for a period ending three years after the date of the waiver, payment or reimbursement, subject to the limitation that a reimbursement will not cause the Fund’s Operating Expenses to exceed the lesser of (a) the expense limitation amount in effect at the time such fees were waived or expenses paid or reimbursed, or (b) the expense limitation amount in effect at the time of the reimbursement. The Expense Limitation Agreement will remain in effect at least through July 31, 2024, and thereafter shall continue in effect from year to year for successive one-year periods provided that such continuance is approved at least annually by the Board, unless sooner terminated.

The purpose of the table above is to assist investors in understanding the various fees and expenses Shareholders will bear directly or indirectly.

Example: You would pay the following fees and expenses on a $1,000 investment, assuming a 5% annual return:

1 YEAR	3 YEARS	5 YEARS	10 YEARS
$24	$85	$148	$319

The preceding example is based on the fees and expenses set out above and should not be considered a representation of future expenses. The preceding example assumes that that the Fund’s operating expenses remain the same (except that the example reflects the current expense limitation for the one-year period. Actual expenses may be greater or less than those shown. The rate of return of the Fund also may be greater or less than the hypothetical 5% return used in the example above.

FINANCIAL HIGHLIGHTS

The financial highlights in the table below are intended to help you understand the Fund’s financial performance for the period(s) shown. These financial statements for the period ended March 31, 2023 have been audited by RSM US LLP, the Fund’s independent registered public accounting firm. RSM US LLP’s report, along with the Fund’s financial statements and notes thereto, are included in the Fund’s annual report, which is incorporated by reference into this Prospectus. For the period prior to March 31, 2023, the Fund’s financial statements were audited by another independent registered public accounting firm. The Fund’s annual report is available upon request and without charge from the Fund. The information in the table below should be read in conjunction with each of those financial statements and the notes thereto.

Thirdline Real Estate Income Fund
FINANCIAL HIGHLIGHTS

Per share operating performance.

For a capital share outstanding throughout each period.

	For the Year Ended March 31, 2023	For The Period September 29, 2021* Through March 31, 2022
Net asset value, beginning of year/period	$10.14	$10.00
Income from Investment Operations:
Net investment income[1]	0.56	0.10
Net realized and unrealized gain on investments	0.05	0.12
Total from investment operations	0.61	0.22

Less Distributions:
From net investment income	(0.19)	-
From return of capital	(0.56)	(0.08)
Total distributions	(0.75)	(0.08)

Net asset value, end of year/period	$10.00	$10.14

Total return	6.26%	2.17%[2]

Ratios and Supplemental Data:(3)
Net assets, end of year/period (in thousands)	$57,694	$21,325
Gross investment (loss) to average net assets	4.85%	(0.42)%[4]
Net investment income to average net assets	5.54%	1.89%[4]
Ratio of gross expenses to average net assets	2.91%[5]	3.81%[4]
Ratio of net expenses to average net assets	2.22%[5]	1.50%[4]
Expense Waiver	(0.69)%	(2.31)

Portfolio turnover rate	7%	2%[2]

Senior Securities
Total borrowings (000's omitted)	$7,525	$--
Asset coverage per $1,000 unit of Senior indebtedness[6]	$8,667	$--

*	Commencement of operations.
[1]	Based on average shares outstanding for the period.
[2]	Not annualized.
[3]	The expense and net investment income/loss ratios do not directly reflect the expenses of the underlying funds in which the Fund invests. The Fund invests in each underlying fund based upon its net asset value, inclusive of management fees, which typically range from 0% to 1.8% on an annualized basis. The Fund’s Total Return is reported net of all fees and expenses.
[4]	Annualized.
[5]	If line of credit interest expense and interest expense had been excluded, the expense ratios would have been lowered by 0.72% for the year ended March 31, 2023. Excluding these expenses, the ratio of net expenses to average net assets for the current fiscal year would equal 1.50%. For the prior period, the ratios would have been lowered by 0.00%.
[6]	Calculated by subtracting the Fund's total liabilities (not including borrowings) from the Fund's total assets and dividing this by the total number of senior indebtedness units, where one unit equals $1,000 of senior indebtedness.

THE FUND

Thirdline Real Estate Income Fund (hereafter referred to as the “Fund” or the “Trust”)) is a statutory trust that was formed under the laws of the State of Delaware on April 7, 2021 and amended on July 23, 2021. The Fund is registered with the SEC under the Securities Act and the Investment Company Act as a closed-end, non-diversified management investment company operating as an “interval fund.” The Fund has and intends to continue to be taxed as a real estate investment trust (a “REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”). The Fund’s mailing address is Thirdline Real Estate Fund, c/o UMB Fund Services, Inc. P.O. Box 2175, Milwaukee, WI 53201. Thirdline Capital Management, LLC serves as the Fund’s advisor (the “Advisor”).

The Fund is offering its Shares on a continuous basis at NAV per Share next calculated after receipt of the purchase in good order. The Fund does not intend to list its Shares on any securities exchange and the Fund does not expect a secondary market to develop for the Shares.

USE OF PROCEEDS

The proceeds from the sale of Shares are invested by the Fund to pursue its investment program and strategies. The Fund currently intends to fully invest all or substantially all of the net proceeds of its continuous offering in accordance with its investment objective and policies within three to six months after receipt thereof, depending on the amount and timing of proceeds available to the Fund as well as the availability of investments consistent with the Fund’s investment objective and policies, and except to the extent proceeds are held in cash to pay dividends or expenses, satisfy repurchase offers or for temporary defensive purposes. During such time periods, the Fund may invest the proceeds in short-term, highly liquid, or other authorized investments, subject to the requirements for qualification as a REIT for tax purposes. Such investments may not earn as high of a return as the Fund expects to earn on its Real Estate Investments.

There can be no assurance that the Fund will be able to sell all the Shares it is offering. If the Fund sells only a portion of the Shares it is offering, the Fund may be unable to achieve its investment objective.

INVESTMENT OBJECTIVE

The Fund’s investment objective is to generate current income with low volatility and low correlation to broader equity and bond markets. As a secondary objective, the Fund also seeks moderate long-term capital appreciation. The Fund’s investment objective is non-fundamental and may be changed by the Board of Trustees without a vote of Shareholders. Shareholders, however, will be notified in writing of any change at least 60 days before such changes take effect. An investment in the Fund is not appropriate for all investors. The Fund cannot assure you that its investment objective will be achieved.

INVESTMENT STRATEGY

The Fund pursues its investment objectives by investing, under normal circumstances, at least 80% of assets, plus the amount of any borrowings for investment purposes, in “Real Estate Investments” as defined below. The Fund does not intend to focus on any one sector of the real estate industry and, at times, the Fund’s investments may be positioned in any one or more of the many sectors including, but not limited to, multi-family, industrial, office, retail, hospitality, residential, medical, self-storage, data centers, cell towers, manufactured housing, land, and infrastructure. As it relates to the other 20% of the Fund’s assets, the Fund may, at times, invest in the equity and debt of securities not considered “Real Estate Investments” as defined below. These investments may include publicly traded securities including equities, preferred shares, exchange-traded funds (“ETFs”), closed-end funds and options on any of these securities, as well as publicly traded partnerships, mutual funds, and bonds. The Advisor will evaluate market conditions impacting the real estate industry and the broader market to determine the appropriate allocation of the Fund’s assets. The Advisor has broad discretion to allocate the Fund’s assets among these investment categories and to change allocations as conditions warrant. Also, the Advisor will select investments it believes offer the best potential outcomes and relative risk to assemble the most appropriate portfolio to meet the risk-adjusted return goals of the Fund.

The Fund’s “Real Estate Investments” may include common stock, partnership or similar interests, convertible or non-convertible preferred stock, and convertible or non-convertible secured or unsecured debt issued by: private real estate investment funds (“Private Real Estate Funds”); non-traded unregistered real estate investment trusts (“Private REITs”); publicly registered real estate investment trusts (“Public REITs”); exchange traded funds, mutual funds, and other investment vehicles such as closed-end funds, publicly traded partnerships and mutual funds that invest principally, directly or indirectly, in real estate (collectively, “Public Real Estate Securities”). The Fund is not limited in credit quality or duration but and as a result its portfolio may include securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “high yield” securities or “junk bonds,” may have speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. The Fund may also invest directly in private commercial real estate investments (“Direct Real Estate Holdings”) including whole interests in real properties, partial interests in real properties, mortgage debt, mezzanine debt (which is generally indebtedness secured by equity of an entity that owns real estate), and entities that hold such securities. The Fund may seek to originate, acquire and structure a wide variety of commercial real estate loans, including, without limitation, senior mortgage loans, subordinated mortgage loans or mezzanine loans, which may be in the form of whole loans, secured and unsecured loans, senior and second lien loans or similar investments, or participation interests in such loans or investments. The Fund expects to effect its Direct Real Estate Holdings strategy that pertains to direct interests in real property by holding equity interests, including partnership interests, in entities that directly hold the real property. The Fund’s real estate industry investment policy is fundamental and may not be changed without shareholder approval. The Fund’s Statement of Additional Information (“SAI”) contains a list of all of the fundamental and non-fundamental investment policies of the Fund. Each investment described as “Real Estate Investments” and the Fund’s use of derivatives and short selling will be considered by the Advisor when seeking to achieve the Fund’s investment objectives.

The Fund has not adopted a policy specifying a maximum percentage of its assets that may be invested in properties located outside of the United States or properties located in any one non-U.S. country, or in securities of non-U.S. issuers or the securities of issuers located in any one non-U.S. country. However, the Fund expects a majority of its Real Estate Investments to be securities of U.S. issuers and the underlying real estate of the Fund’s investments will be located in the United States.

The Fund may at times invest in derivatives for risk management, income generation and for capital appreciation. These investments may involve buying call or put options, selling covered call options, and selling put options on publicly traded securities. It may also employ short selling for the purpose of hedging risk in the Fund’s portfolio.

For portfolio management purposes, the Advisor will generally categorize investments into three main groups (i.e., Direct Real Estate Holdings, Private Real Estate Funds/Private REITs and Public Real Estate Securities). Investment decisions in each grouping will be based upon different factors as described below.

Factors Relevant to All Investment Selections - Certain factors are relevant to decision-making across each of the three categories of investment. Specifically, the Advisor will first seek to establish a view of the overall business cycle and real estate industry that may impact its overall portfolio allocation strategy. The Advisor will actively manage the Fund’s portfolio and analyze each potential investment to ensure that the investment satisfies its risk-return profile. Moreover, it will monitor the overall portfolio to ensure regulatory and tax compliance. The Advisor will allocate investments in an effort to best achieve its investment objective. The Advisor expects that it will generally maintain a very diversified portfolio across property sectors and geographies.

Investment Process for Direct Real Estate Holdings – When selecting Direct Real Estate Holdings for the Fund the Advisor will consider such things as the following: the strength of its referral relationship, macroeconomic conditions; current and anticipated interest rates; fundamental analysis of the underlying real estate collateral, including physical inspections and market analysis; review of tenants, lease terms, zoning, operating costs and the asset’s overall competitive position in its market; the operating expertise and financial strength of the sponsor or borrower; cash flow projections over the term of a loan, condition of real estate and potential for capital improvements; and review of third-party reports, including appraisals, environmental and engineering reports. In addition to the factors noted above, the Advisor will also actively manage the Fund’s portfolio as it relates to credit quality, maturity, and duration of the securities it invests in to enhance its income and capital appreciation potential and to provide liquidity to the overall portfolio, as necessary. The Fund is not limited in credit quality or duration and as a result its portfolio may include securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “high yield” securities or “junk bonds,” may have speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal.

Investment Process for Private Real Estate Funds/Private REITs - When selecting Private Real Estate Funds/Private REITs the Advisor will consider such things as the following: historical fund performance, age and size of fund, fees, liquidity and other subscription terms, investment process description, the experience and depth of the investment management team, market conditions, underlying real estate holdings, risk exposures, industry and geographic allocations and projections. Private Real Estate Funds and Private REITs will often be used to obtain exposure to investment strategies that cannot be easily replicated by the Fund through its Direct Real Estate Holdings.

Investment Process for Public Real Estate Securities –The Advisor will select individual investments for this grouping based on such factors as the following: historical performance, expected performance in various market conditions, historical volatility, correlation with other investments in the portfolio, risk exposures, correlation with the broader stock and bond market, liquidity, third-party ratings, independent research reports and proprietary analysis. This segment of the Fund’s portfolio will be the most liquid of the three major categories of investment and may assist the Fund Advisor in meeting redemption requests and in more quickly deploying new capital from the selling of additional Fund shares. This category of investments also gives the Advisor the ability to attempt to mitigate portfolio risk through various hedging techniques including, among other things, the use of options and short selling.

The Fund is not constrained by fixed allocation percentages between its three categories of real estate investments, and the Advisor anticipates that the Fund’s allocations may vary significantly from time to time based on the Advisor’s view on potential investment opportunities as it relates to each category. As a REIT, the Fund has specific requirements that must be met relating to its investment holdings and income. However, outside of these requirements, the Fund has broad discretion to invest part of its portfolio in a wide range of publicly traded securities including, among other things, publicly traded partnerships, exchange traded funds, common stock and bonds. The Fund expects to concentrate investments in the real industry categories detailed above but is not limited to these categories and may invest in any publicly traded security that is not otherwise prohibited. The Advisor will generally choose non real estate related investments in an effort to achieve its investment objective.

TYPES OF INVESTMENTS

The Fund is permitted to invest in a broad range of securities. Below is a description of the primary security types utilized by the Fund.

Joint Venture Entities. As part of its Direct Real Estate Holdings, the Fund may enter into joint ventures with third parties, including partnerships, co-tenancies and other co-ownership arrangements or participations with mortgage or investment banks, financial institutions, real estate developers, owners, or other non-affiliated third parties for the purpose of owning or operating real estate through Joint Venture Entities. In such event, the Fund would not be in a position to exercise sole decision-making authority regarding the underlying real estate held by the Joint Venture Entity, and as a result the Fund may also be subject to the potential risk of disagreements on decisions, such as a sale, because neither it nor its joint venture partners would have full control over the investments held by the Joint Venture Entity. Unlike investments in Wholly Owned Entities, investments in Joint Venture Entities may, under certain circumstances, involve risks related to the involvement of a third party, including the possibility that the Fund’s joint venture partners might become bankrupt or fail to fund their required capital contributions.

The Fund has not established safeguards it will apply to, or be required in, the Joint Venture Entities. Particular safeguards the Fund will require for investments in Joint Venture Entities will be determined on a case-by-case basis after the Advisor considers all facts they feel are relevant, such as the nature and attributes of the Fund’s other potential Joint Venture Entity partners, the proposed structure of the Joint Venture Entity, the nature of the operations, liabilities and assets the Joint Venture Entity may conduct or own, and the proportion of the size of the Fund’s interest when compared to the interests owned by other Joint Venture Entity parties. The Fund expects to consider specific safeguards to address potential consequences relating to: (i) the management of the joint venture, such as obtaining certain approval rights in joint ventures the Fund does not control or providing for procedures to address decisions in the event of an disagreement if the Fund shares control of the joint venture; (ii) the Fund’s ability to exit a joint venture, such as requiring buy/sell rights, redemption rights or forced liquidation under certain circumstances; (iii) the Fund’s ability to control transfers of interests held by other parties in the joint venture, such as requiring consent, right of first refusal or forced redemption rights in connection with transfers; and (iv) the Fund’s qualification as a REIT for U.S. federal income tax purposes.

Wholly Owned Entities. The Fund may invest in Direct Real Estate Holdings through one or more Wholly Owned Entities formed by the Fund and organized in the United States. Real estate through these Wholly Owned Entities may include fee simple (i.e., an absolute title to the underlying real estate free of any other claims), leasehold ownership, or a partnership interest in the underlying real estate. Unlike investments through Joint Venture Entities, the Fund will maintain complete control of the underlying real estate investments held by the Wholly Owned Entity and as a result, the Fund will bear all risks associated with the underlying real estate. However, the Fund will have greater flexibility as to disposition of a real estate investment or the renovation, redevelopment, repositioning, or disposition of an underlying real estate investment held by the Wholly Owned Entity because the Fund will be in a position to exercise sole decision-making authority with respect to such underlying real estate investment. Further, investments in real estate made through a Wholly Owned Entity will not be subject to the risk of bankruptcy of a third party or failure of such third party to fund any required capital contributions, or the risk of disputes between the Fund and its joint venture partners that could result in litigation or arbitration that would increase the Fund’s expenses.

The principal risks of investments in any Wholly Owned Entity are the same as those relating to Joint Venture Entities. The Fund will monitor its fundamental investment policies, including the requirements and restrictions relating to diversification, concentration, leverage, and issuance of senior securities, and comply with such policies on an aggregate basis taking into account the Fund’s direct investments and the investments made by any Wholly Owned Entity as if they were a single combined investment portfolio. The Wholly Owned Entities generally will not be registered as investment companies under the 1940 Act and, therefore, will not be subject to all of the investor protections and substantive regulation of the 1940 Act, including the requirement to have a board of directors comprised of independent directors. However, to the extent they are applicable to the investment activities of any Wholly Owned Entity, such Wholly Owned Entity will be managed pursuant to the 1940 Act compliance policies and procedures of the Fund.

Direct Real Estate Debt. The Fund expects that it will invest in real estate debt investments by engaging the following transactions: originating loans and purchasing or participating in other debt investments or purchasing them from third party sellers or investing in or purchasing the securities through private real estate funds that focus on commercial real estate investments. The Fund’s investments in Direct Real Estate Debt Investments will typically consist of the following types of commercial real estate debt:

Commercial Real Estate Loans. The Fund intends to acquire commercial real estate loans, including loans for for-sale housing, by originating the loans and by purchasing them from third party sellers.

Senior Mortgage Loans. The Fund intends to invest in senior mortgage loans providing capital for the acquisition, refinancing or repositioning of quality real estate and may be fixed or floating rate loans that immediately provide the Fund with current income, which the Fund refers to as current-pay loans. The Fund’s senior mortgage loans will be primarily backed by properties located in the U.S. The Fund may selectively syndicate portions of these loans, including senior or junior participations that will effectively provide permanent financing or optimize returns which may include interest-only portions. Loan syndication is the process of involving a group of lenders in funding various portions of a loan for a single borrower. Loan syndication most often occurs when a borrower requires an amount too large for a single lender to provide or when the loan is outside the scope of a lender’s risk-exposure levels.

Senior mortgage loans provide for a higher recovery rate and lower defaults than other debt positions due to the lender’s favorable control features which at times means control of the entire capital structure. Because of these attributes, this type of investment receives favorable treatment from third party rating agencies and financing sources, which should increase the liquidity of these investments.

Subordinated Mortgage Loans. The Fund may also invest in structurally subordinated first mortgage loans and junior participations in first mortgage loans or participations in these types of assets, secured by quality real estate properties primarily located in the U.S. The Fund may create subordinated mortgage loans by creating participations of the Fund’s directly originated first mortgage loans generally through syndications of senior interests or co-origination with a senior lender or the Fund may buy such assets directly from third party originators.

Investors in subordinated mortgage loans are compensated for the increased risk of such assets from a pricing perspective as compared to first mortgage loans but still benefit from a lien on the related property. Investors typically receive principal and interest payments at the same time as senior debt unless a default occurs, in which case these payments are made only after any senior debt is paid in full. Rights of holders of subordinated mortgage loans are usually governed by participation and other agreements that, subject to certain limitations, typically provide the holders with the ability to cure certain defaults and control certain decisions of holders of senior debt secured by the same properties (or otherwise exercise the right to purchase the senior debt), which provides for additional downside protection and higher recoveries.

Mezzanine Loans. These are loans secured by one or more ownership interests in an entity that directly or indirectly owns commercial real property. The Fund may own mezzanine loans directly or the Fund may hold a participation in a mezzanine loan or a sub-participation in a mezzanine loan. Mezzanine loans may be either short (three to five year) or longer (up to 10 year) terms and may be fixed or floating rate. These loans are predominantly current-pay loans (although there may be a portion of the interest that accrues if cash flow generated by the related property is not sufficient to pay current interest) and may provide for participation in the value or cash flow appreciation of the underlying property.

Investors in mezzanine loans are compensated for the increased risk of such assets from a pricing perspective and still benefit from the right to foreclose, in many instances more efficiently than senior mortgage debt. Upon a default by the borrower under the mezzanine loan, the mezzanine lender generally can take control on an expedited basis of the property-owning entity, subject to the rights of the holders of debt senior in priority on the property. Rights of holders of mezzanine loans are usually governed by intercreditor or inter-lender agreements that provide such holders with the right to cure certain defaults and control certain decisions of holders of any senior debt secured by the same properties (or otherwise exercise the right to purchase the senior debt), which provides for additional downside protection and higher recoveries.

Nonetheless, these types of investments involve a higher degree of risk relative to a senior mortgage secured by the underlying real property because the investment may become unsecured as a result of foreclosure by the senior lender if the mezzanine lender is unable to cure senior mortgage defaults. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security, the Fund may not have full recourse to the assets of such entity, or the assets of the entity may not be sufficient to satisfy the mezzanine loan. If a borrower defaults on the Fund’s mezzanine loans or debt senior to the Fund’s loan, or in the event of a borrower bankruptcy, the Fund’s mezzanine loan will be satisfied only after the senior debt has been repaid.

Direct Real Estate Preferred Equity. Preferred equity is a type of equity secured by the general or limited partner interest in an entity that owns real estate or real estate-related investments. Preferred equity interests are generally senior with respect to the payments of dividends and other distributions, redemption rights and rights upon liquidation to such entity’s common equity. Investors in preferred equity are typically compensated for their increased credit risk from a pricing perspective with fixed payments but may also participate in capital appreciation. Upon a default by a general partner of a preferred equity issuer, there typically is a change of control event and the limited partner assumes control of the entity. Rights of holders of preferred equity are usually governed by partnership agreements.

Private Real Estate Fund (Equity or Debt). The Fund may invest in securities issued by private real estate funds that may be structured as limited partnerships or limited liability companies and that hold real estate assets. Private real estate funds are private investment funds that invest primarily in real estate and real estate-related investments and are managed by asset managers with expertise in investing in real estate and real estate-related investments. Many private equity real estate funds have large minimum investment size and stringent investor qualification criteria intended to limit their direct investors to mainly institutions such as endowments and pension funds — as such, the Fund enables investors to indirectly invest with experienced investment managers. The Fund intends to utilize this approach to further diversify the portfolio to achieve lower volatility and lower correlation to broader markets. The Fund will not invest more than 15% of the Fund’s assets in private funds that would be investment companies but for the exemptions under Rule 3(c)(1) or 3(c)(7) under the 1940 Act). Entities that choose a 3(c)(1) or 3(c)(7) exemption but that qualify as REITs or that would otherwise qualify for an exemption pursuant to Section 3(c)(5)(c) of the 1940 Act will not be subject to the 15% limitation.

Private REIT (Equity or Debt). The Fund may invest in Private REITs that are not listed on major stock exchanges. Private REITs typically own large, diversified pools of commercial real estate properties and employ moderate to high leverage. Like publicly traded REITs, private REITs must comply with REIT tax rules which generally require them to pay out all of their income as dividends to shareholders.

Publicly Traded REIT (Equity). Publicly traded REITs typically own large, diversified pools of commercial real estate properties and employ moderate leverage. Most of these companies specialize in particular property types such as regional malls, office properties, apartment properties and industrial warehouses. Many public REITs are listed on major stock exchanges, such as the New York Stock Exchange and NASDAQ. They typically pay out all of their taxable income as dividends to shareholders. In turn, shareholders pay the income taxes on those dividends.

Publicly Traded REIT (Debt). The Fund may also acquire senior unsecured debt of publicly traded REITs that acquire and hold real estate. Publicly traded REITs may own large, diversified pools of commercial real estate properties or they may focus on a specific type of property, such as office properties, industrial warehouses, and Multi-family or apartment properties). Publicly traded REITs typically employ leverage, which magnifies the potential for gains and the risk of loss. Corporate bonds issued by these types of REITs or their operating partnerships are usually rated investment grade and benefit from strong covenant protection.

Publicly Traded REIT (Preferred Stock). The Fund may invest in preferred stocks issued by REITs. Preferred stocks are securities that pay dividends either at a specified rate or based on a premium to an interest rate benchmark and have a preference over common stocks in the payment of dividends and the liquidation of assets. This means that an issuer must pay dividends on its preferred stock prior to paying dividends on its common stock. In addition, in the event a company is liquidated, preferred shareholders must be fully repaid on their investments before common shareholders can receive any money from the company. Preferred shareholders, however, usually have no right to vote for the REIT’s directors or on other corporate matters. Preferred stocks may pay a fixed or variable stream of income to investors, and this income stream is a primary source of the long-term investment return on preferred stocks. As a result, the market value of preferred stocks with fixed payment streams is generally more sensitive to changes in interest rates than the market value of common stocks. In this respect, preferred stocks with fixed payment streams share many investment characteristics with debt securities.

Exchange Traded Funds. The Fund may invest in ETFs, including affiliated ETFs. ETFs are traded similarly to stocks and listed on major stock exchanges. Potential benefits of ETFs include diversification, cost and tax efficiency, liquidity, marginability, utility for hedging, the ability to go long and short, and (in some cases) monthly or quarterly dividends. An ETF may attempt to track a particular market segment or index.

Closed-End Funds and Mutual Funds. The Fund may make investments in other investment vehicles such as closed-end funds and mutual funds . Shares of closed-end funds are typically listed for trading on major stock exchanges and, in some cases, may be traded in other over-the-counter markets. Closed-end funds may trade at a discount or surplus to net-asset-value whereas closed-end interval funds and mutual funds will trade at net-asset-value.

LEVERAGE

The Fund may use leverage to provide additional funds to support its investment activities. The Fund may borrow from certain financial institutions, which could include unsecured and secured credit facilities (collectively, “Borrowings”). The Fund’s Borrowings are limited to 33 1/3% of the Fund’s total assets (less all liabilities and indebtedness not represented by 1940 Act leverage) immediately after such Borrowings. The Fund may utilize debt financing consisting of property level debt (mortgages on the Fund’s properties that are generally not recourse to the Fund) and entity level debt (non-mortgage debt at the Fund level). Property level debt will be incurred by special purpose vehicles held by the Fund (including as part of a joint venture with a third party) and secured by real estate owned by such special purpose vehicles. Such special purpose vehicles would own real estate assets and would borrow from a lender using the owned property as mortgage collateral. If any such special purpose vehicle were to default on a loan, the lender’s recourse would be to the mortgaged property and the lender would typically not have a claim to other assets of the Fund. When such property level debt is not recourse to the Fund, the Fund will not treat such non-recourse borrowings as senior securities (as defined in the 1940 Act) for purposes of complying with the 1940 Act’s limitations on leverage, unless the special purpose vehicle (or other real estate related investment) holding such debt is a wholly-owned subsidiary of the Fund or the financial statements of the special purpose vehicle (or other real estate related investment) holding such debt will be consolidated in the Fund’s financial statements in accordance with Regulation S-X and other accounting rules. In addition, the Fund may invest in derivative transactions that have similar effects as leverage. The Fund expects to cover its commitments in such derivative transactions by segregating liquid assets at the Fund’s custodian or entering into offsetting transactions by owning positions that cover its obligations. When the Fund takes such coverage related actions, it will not be subject to the foregoing 33 1/3% limitation. so long as the Fund has covered its commitment with respect to such techniques by segregating liquid assets, entering into offsetting transactions or owning positions covering its obligations.

Effects of Leverage

The following table illustrates the effect of leverage on Common Shares total return, assuming investment portfolio total returns (comprised of income and changes in the value of securities held in the Fund’s portfolio) of -10%, -5%, 0%, 5% and 10%. These assumed investment portfolio returns are hypothetical figures and are not necessarily indicative of the investment portfolio returns experienced or expected to be experienced by the Fund.

For the fiscal year ended March 31, 2023 leverage was utilized, which is being used for purposes of the table below Specifically, the table assumes the Fund’s actual use of leverage during the fiscal year ended March 31, 2023, net of expenses and the Fund’s currently projected annual interest on its leverage of 6.66%. Estimates are based on Fund net assets of approximately $45,300,000. The information below does not reflect the Fund’s use of certain other forms of economic leverage achieved through the use of other instruments or transactions not considered to be senior securities under the 1940 Act, such as other derivative instruments. The assumed investment portfolio returns in the table below are hypothetical figures and are not necessarily indicative of the investment portfolio returns experienced or expected to be experienced by the Fund. Your actual returns may be greater or less than those appearing below. In addition, actual expenses associated with the Fund’s use of leverage may vary frequently and may be significantly higher or lower than the rate used for the example below.

Assumed Portfolio Total Return (Net of Expenses)	(10)%	(5)%	0%	5%	10%
Common Shares Total Return	(13.32)%	(7.32)%	(1.32)%	4.67%	10.67%

Common Shares total return is composed of two elements: the Common Shares dividends and distributions paid by the Fund (the amount of which is largely determined by the net investment income of the Fund after paying interest on its leverage) and gains or losses on the value of the securities the Fund owns. As required by SEC rules, the table above assumes that the Fund is more likely to suffer capital losses than to enjoy capital appreciation. For example, to assume a total return of 0% the Fund must assume that the return it receives on its investments is entirely offset by losses in the value of those investments.

Non-Principal Investment Strategies

Short-Term Investments. The Fund may utilize short-term investments, including, but not limited to cash or high-quality cash equivalents, including money market instruments, money market investment companies and ETFs, short-term debt securities, commercial paper, certificates of deposit, banker's acceptances and time deposits (“Cash Equivalents”), for cash management purposes such as to meet expenses, pending the investment of assets, or to maintain the liquidity necessary to effect repurchases of Shares. The Fund may at times have significant holdings in cash and Cash Equivalents. This could occur while the Advisor is seeking attractive investment opportunities and/or suitable investments for the Fund and/or for temporary defensive purposes.

Temporary Defensive Investments. In response to adverse market, economic, political or other conditions, the Fund may assume a temporary defensive position that is inconsistent with its principal investment objective and/or strategies and may invest, without limitation, in cash or high-quality Cash Equivalents. A defensive position, taken at the wrong time may have an adverse impact on the Fund's performance. The Fund may be unable to achieve its investment objective during the employment of a temporary defensive position.

Additional Information Regarding the Fund’s Investment Strategy. An investment in the Fund is highly speculative. There can be no assurance that the investment strategies employed by the Advisor will be successful or result in the investment objective of the Fund being achieved. In addition, the investment strategies utilized by the Fund are subject to certain limitations as a result of its registration under the Investment Company Act.

Investment decisions require the exercise of judgment by the Advisor. The Advisor may, at times, decide not to make certain investments, thereby foregoing participation in price movements that would have yielded profits or avoided losses. Shareholders cannot be assured that the strategies or methods utilized by the Advisor will result in profitable investing for the Fund.

RISK FACTORS AND SPECIAL CONSIDERATIONS

The following discussion summarizes some of the risks that a potential investor should consider before deciding to purchase the Fund’s Shares.

An investment in the Fund's shares is subject to risks. The value of the Fund's investments will increase or decrease based on changes in the prices of the investments it holds. This will cause the value of the Fund's shares to increase or decrease. You could lose money by investing in the Fund. By itself, the Fund does not constitute a complete investment program. Before investing in the Fund you should consider carefully the following risks the Fund faces through its investments. There may be additional risks that the Fund does not currently foresee or consider material. You may wish to consult with your legal or tax advisors, before deciding whether to invest in the Fund.

Risks of Investing in the Fund

Limited Operating History Risk. As of the date of this Prospectus, the Fund has limited operating history and therefor the Fund’s performance may not reflect how the Fund may be expected to perform over the long term. In addition, prospective investors have a limited performance record and history on which to base their investment decision. The Fund is subject to all of the business risks and uncertainties associated with any new business, including the risk that the Fund will not achieve its investment objective, achieve its desired portfolio composition, or raise sufficient capital. The Fund may not be able to attract sufficient assets to fully implement the Fund’s principal investment strategies and achieve investment and trading efficiencies.

Management Risk. The Fund is actively managed, and the Fund’s performance will reflect the Advisor’s ability to make investment decisions that are suited to achieving the Fund’s investment objective. The Advisory Agreement gives the Advisor broad discretionary power to decide what investments the Fund will make and what strategies it will use. The Advisor may, at times, decide not to make certain investments, thereby foregoing participation in price movements that would have yielded profits or avoided losses. Shareholders cannot be assured that the strategies or methods utilized by the Advisor will result in profitable investing for the Fund. In addition, there can be no assurance that any investment method employed on behalf of the Fund will produce profitable results. Profitable investing is often dependent on anticipating trends. In addition, markets experiencing random price fluctuations, rather than defined trends or patterns, may generate a series of losing investments. There have been periods in the past when the markets have been subject to limited and ill-defined price movements, and such periods may recur. Any factor that may lessen major price trends (such as governmental controls affecting the markets) may reduce the prospect for future profitability. Any factor which would make it difficult to execute trades, such as reduced liquidity or extreme market developments resulting in prices moving the maximum amount allowed in a single day could also be detrimental to profits or cause losses. Increases in margin levels on securities may occur in the future. Such increased margin and other potential regulatory changes may adversely impact investment strategies. No assurance can be given that the strategies employed on behalf of the Fund will be profitable in the future.

Market Risk. The value of the Fund’s investments may move up or down, sometimes rapidly and unpredictably. At any point in time, your Shares may be worth less than your original investment, even after taking into account the reinvestment of Fund dividends and distributions. Global economic, political and market conditions and economic uncertainty caused by the ongoing coronavirus (COVID-19) pandemic may adversely affect the Fund’s business, results of operations and financial condition. The Fund’s investment strategy involves a significant degree of risk. The performance of any investment is subject to numerous factors which are neither within the control of nor predictable by the Advisor. Such factors include a wide range of economic, political, technological, competitive and other conditions (including pandemics, acts of terrorism or war) that may affect investments held by the Fund in general or specific segments of the real estate industry. The private securities in which the Fund may invest may be volatile or illiquid, which may adversely affect the ability of the Fund to realize profits.

Risk of Loss or Total Loss. An investment in the Fund is subject to loss, including the possible loss of the entire amount invested. There can be no assurance that the Fund will not incur losses. No guarantee or representation is made that the Fund’s investments will be successful, and investment results may vary substantially over time. An investment in the Shares is subject to risks and involves a heightened risk of total loss of investment.

Issuer and Non-Diversification Risk. The value of a specific security can perform differently from the real estate market for reasons related to the performance of the investment manager, the financial leverage of the issuer, and reduced demand for the properties and services of the issuer. The Fund's performance may be more sensitive to any single economic, business, political or regulatory occurrence because the Fund may invest more than 5% of its total assets in the securities of one or more issuers. The Fund’s investments may carry the risks associated with significant geographical concentration. The Fund does not screen for geographical concentration so it is possible the Fund’s investments may be overly concentrated in certain geographic areas, and the Fund may experience losses as a result of such concentration. A worsening of economic conditions in the geographic area in which the Fund’s investments may be concentrated could have an adverse effect on Fund’s business, including reducing the demand for new financings, limiting the ability of customers to pay financed amounts, and impairing the value of the Fund’s collateral.

Capital Markets Risk. The Fund expects to fund a portion of its Direct Real Estate Holdings with property-level financing. There can be no assurance that any financing will be available to the Fund in the future on acceptable terms, if at all, or that it will be able to satisfy the conditions precedent required to use its credit facilities, if entered into, which could reduce the number, or alter the type, of investments that the Fund would make otherwise. Any failure to obtain financing could have a material adverse effect on the continued development or growth of the Fund’s business and harm the Fund’s ability to operate and make distributions. Access to the capital markets and other sources of liquidity was severely disrupted during the credit crisis and, despite recent improvements, the markets could suffer another severe downturn and another liquidity crisis could emerge. There can be no assurance that any financing will be available to the Fund in the future on acceptable terms, if at all, or that it will be able to satisfy the conditions precedent required to use its credit facilities, if entered into, which could reduce the number, or alter the type, of investments that the Fund would make otherwise. This may reduce the Fund’s income. To the extent that financing proves to be unavailable when needed, the Fund may be compelled to modify its investment strategy to optimize the performance of the portfolio. The Fund may finance certain of its investments through the use of repurchase agreements with one or more financial institutions. Obligations under certain repurchase agreements could be recourse obligations to the Fund and any default thereunder could result in margin calls and further force a liquidation of assets at times when the pricing may be unfavorable to the Fund. The Fund’s default under such repurchase agreements could negatively impact the Fund’s business, liquidity and financial condition. The Fund may use a variety of structures to finance its investments. To the extent these financing arrangements contain mark-to-market provisions, if the market value of the investments pledged by the Fund declines due to credit quality deterioration, it may be required by its lenders to provide additional collateral or pay down a portion of its borrowings. In a weakening economic environment, the Fund would generally expect credit quality and the value of the investment that serves as collateral for its financing arrangements to decline, and in such a scenario, it is likely that the terms of its financing arrangements would require partial repayment from it, which could be substantial. Posting additional collateral to support its financing arrangements could significantly reduce the Fund’s liquidity and limit its ability to leverage its assets. In the event the Fund does not have sufficient liquidity to meet such requirements, its lenders can accelerate its borrowings, which could have a material adverse effect on the Fund’s business and operations.

Repurchase Policy Risks. Quarterly repurchases by the Fund of its shares typically will be funded from available cash or sales of portfolio securities. The sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s net asset value. The Advisor may take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on any such borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund's expenses and reducing any net investment income. To the extent the Fund finances repurchase proceeds by selling investments, the Fund may hold a larger proportion of its net assets in less liquid securities. The Fund's quarterly repurchase offers are a shareholder's only means of liquidity with respect to his or her shares. Repurchase of shares will tend to reduce the amount of outstanding shares and, depending upon the Fund's investment performance, its net assets. A reduction in the Fund's net assets may increase the Fund's expense ratio, to the extent that additional shares are not sold. In addition, the repurchase of shares by the Fund may be a taxable event to those shareholders. The Fund's quarterly repurchase offers are a shareholder's only means of liquidity with respect to his or her shares. The shares are not traded on a national securities exchange and no secondary market exists for the shares, nor does the Fund expect a secondary market for its shares to exist in the future.

If a repurchase offer is oversubscribed and the Fund determines not to repurchase additional Shares beyond the repurchase offer amount, or if Shareholders tender an amount of Shares greater than that which the Fund is entitled to purchase, the Fund will repurchase the Shares tendered on a pro rata basis, and Shareholders will have to wait until the next repurchase offer to make another repurchase request. Shareholders will be subject to the risk of NAV fluctuations during that period. Thus, there is also a risk that some Shareholders, in anticipation of proration, may tender more Shares than they wish to have repurchased in a particular quarter, thereby increasing the likelihood that proration will occur. The NAV of Shares tendered in a repurchase offer may fluctuate between the date a Shareholder submits a repurchase request and the repurchase request deadline, and to the extent there is any delay between the repurchase request deadline and the repurchase pricing date. The NAV on the repurchase request deadline or the repurchase pricing date may be higher or lower than on the date a Shareholder submits a repurchase request.

Liquidity Risk. There is currently no secondary market for Fund shares and the Fund expects that no secondary market will develop. Shares of closed-end investment companies, such as the Fund, that are traded on a secondary market may trade at a discount from their NAV per share and initial offering prices. Limited liquidity is provided to shareholders only through the Fund's quarterly repurchase offers for no less than 5% of the shares outstanding at such time. There is no guarantee that shareholders will be able to sell the requested number of shares (or dollar amount) in a quarterly repurchase offer, regardless of market conditions, such as a downturn. As a result of the foregoing, an investment in the Fund's shares is not suitable for investors who cannot tolerate risk of total loss or who require liquidity, other than limited liquidity provided through the Fund's repurchase policy (repurchase at least 5% quarterly). Certain of the Fund's investments (e.g., Private Real Estate Funds, Private REITS and Direct Real Estate Holdings) are also subject to liquidity risk because they generally offer only limited redemptions. Liquidity risk exists when an investment of the Fund proves to be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations.

Delay in Use of Proceeds Risk. Although the Fund currently intends to invest the proceeds from any sale of the Shares offered hereby within three to six months of receipt, such investments may be delayed if suitable investments are unavailable at the time. Delays the Fund encounters in the selection, due diligence and origination or acquisition of investments would likely limit its ability to pay distributions and lower overall returns. The Fund’s ability to achieve its investment objective and to pay distributions depends upon the performance of the Advisor in the acquisition of the Fund’s investments and the ability of the Advisor to source loan origination opportunities for the Fund. In addition, if the Fund is unable to find suitable investments promptly or deploy capital in a timely or efficient manner, it may be forced to invest in cash, cash equivalents or other assets. The rate of return on these investments, which affects the amount of cash available to make distributions, may be less than the return obtainable from the type of investments in the real estate industry the Fund seeks to originate or acquire.

Such investments may also make it more difficult for the Fund to qualify as a REIT. Therefore, delays the Fund encounters in the selection, due diligence and origination or acquisition of investments would likely limit its ability to pay distributions and lower overall returns. There can be no assurances as to how long it will take the Fund to invest the net proceeds from sales of Fund Shares. If the Fund would continue to be unsuccessful in locating suitable investments, the Fund may ultimately decide to liquidate. This offering is being made on a “best efforts” basis, meaning that the Fund is only required to use its best efforts to sell the shares and has no firm commitment or obligation to purchase any shares in the offering. As a result, the amount of proceeds the Fund raises in the offering may be substantially less than the amount the Fund would need to create a diversified portfolio of investments, even if the Fund is successful in raising the maximum offering amount. If the Fund is unable to raise substantial funds, the Fund will make fewer investments resulting in less diversification in terms of the type, number and size of investments that it makes. As a result, the value of a Shareholder’s investment may be reduced in the event the Fund’s assets underperform. Moreover, the potential impact of any single asset’s performance on the overall performance of the portfolio increases. In addition, the Fund’s ability to achieve its investment objective could be hindered, which could result in a lower return on the investments. Further, the Fund will have certain fixed operating expenses regardless of whether the Fund is able to raise substantial funds in this offering. The Fund’s inability to raise substantial funds would increase its fixed operating expenses as a percentage of gross income, reducing the Fund’s net income and limiting its ability to make distributions.

Distributions Risk. The Fund is required to make distributions sufficient to satisfy the requirements for qualification as a REIT for U.S. federal income tax purposes. There can be no assurance that the Fund will achieve investment results that will allow the Fund to make a specified level of cash distributions or maintain certain levels of cash distributions. All distributions will be paid at the discretion of the Board and may depend on the Fund’s earnings, the Fund’s net investment income, the Fund’s financial condition, compliance with applicable regulations and such other factors as the Board may deem relevant from time to time. The Fund's distributions may be reclassified such that they consist in whole or in part of a return of capital. A return of capital may also reduce a Shareholder's tax basis, resulting in higher taxes when the Shareholder sells his shares, and may cause a Shareholder to pay taxes even if he sells his shares for less than the original purchase price. The distribution requirements also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain.

Illiquid Investment Risk. Many of the Fund’s investments will be illiquid, including the Fund’s investments in Private REITs, Direct Real Estate Holdings and Private Real Estate Funds. A variety of factors could make it difficult for the Fund to dispose of any of its illiquid investments on acceptable terms, even under circumstances when the Advisor believes it would be in the best interests of the Fund to do so. The Fund cannot predict whether it will be able to sell any investment for the price or on the terms set by it or whether any price or other terms offered by a prospective purchaser would be acceptable to the Fund. Illiquid investments may also be difficult to value and their pricing may be more volatile than more liquid investments, which could adversely affect the price at which the Fund is able to sell such instruments.

Valuation Risk. The Fund is subject to valuation risk, which is the risk that one or more of the assets in which the Fund invests are priced incorrectly, due to factors such as incomplete data, market instability or human error. If the Fund ascribes a higher value to assets and their value subsequently drops or fails to rise because of market factors, returns on the Fund’s investment may be lower than expected and could experience losses. While the valuation of the Fund’s publicly traded securities is more readily available, the Fund’s ownership interests in Private REITs and Private Real Estate Funds are not publicly traded and the Fund will depend on the institutional asset manager to such fund to provide a valuation of the Fund’s investment. The valuation of the Fund’s investment in a Private REIT and/or Private Real Estate Fund, as provided by an institutional asset manager as of a specific date, may vary from the fair value of the investment at the time it is sold to an independent third party. The Advisor will be dependent on information provided by the Private REIT and/or Private Real Estate Fund, including quarterly unaudited financial statements which if inaccurate could adversely affect the Advisor’s ability to value the Fund’s shares.

The Fund’s Direct Real Estate Holdings are fair valued by the Advisor in accordance with the procedures described under “Determination of Net Asset Value” below. The valuation process will involve subjective judgments and projections and may not be accurate. Valuations and appraisals of the Fund’s Direct Real Estate Holdings will be only estimates of fair value. Valuations and appraisals of the Fund’s Direct Real Estate Holdings are only conducted on a periodic basis. If the relevant asset’s value changes after such appraisal, it will be difficult for the Advisor to quantify the impact of such change and the necessary information to make a full assessment of the value may not be immediately available, which may require the Advisor to make an assessment of fair value with incomplete information. A material change in a Direct Real Estate Holdings investment or a new appraisal of a Direct Real Estate Holdings investment may have a material impact on the Fund’s overall NAV, resulting in a sudden increase or decrease to the Fund’s NAV per Share. In addition, accurate valuations are more difficult to obtain in times of low transaction volume because there are fewer market transactions that can be considered in the context of the appraisal. It also may be difficult to reflect fully and accurately rapidly changing market conditions or material events that may impact the value of the Fund’s Direct Real Estate Holdings between valuations, or to obtain complete information regarding any such events in a timely manner. For example, an unexpected termination or renewal of a material lease, a material increase or decrease in vacancies or an unanticipated structural or environmental event at a property may cause the value of a property to change materially, yet obtaining sufficient relevant information after the occurrence has come to light and/or analyzing fully the financial impact of such an event may be difficult to do and may require some time. The Advisor will rely on the independent third-party valuation agents’ or pricing services’ appraisals in determining the fair value of the Direct Real Estate Holdings. There will be no retroactive adjustment in the valuation of such assets, the offering price of the Shares, the price the Fund paid to repurchase Shares or NAV-based fees the Fund paid to the Advisor to the extent such valuations prove to not accurately reflect the realizable value of the Fund’s assets. Because the price you will pay for Shares in this offering, and the price at which your Shares may be repurchased in a repurchase offer by the Fund, are based on NAV per Share, you may pay more than realizable value or receive less than realizable value for your investment if assets are mispriced. In addition, the participation of the Advisor in the Fund’s valuation process could result in a conflict of interest, as the management fee paid to the Advisor is based on the value of the Fund’s assets.

Real Estate Industry Concentration Risk. The Fund’ investments in real estate industry securities, either directly or through its investments in Private and Public REITs, Private Real Estate Funds and Other Public Real Estate Securities, its portfolio will be significantly impacted by the performance of the real estate market and may experience more volatility and be exposed to greater risk than a more diversified portfolio. The value of companies engaged in the real estate industry is affected by: (i) changes in general economic and market conditions; (ii) changes in the value of real estate properties; (iii) risks related to local economic conditions, overbuilding and increased competition; (iv) increases in property taxes and operating expenses; (v) changes in zoning laws; ( vi) casualty and condemnation losses; (vii) variations in rental income, neighborhood values or the appeal of property to tenants; (viii) the availability of financing and (ix) changes in interest rates and leverage. There are also special risks associated with particular real estate sectors, or real estate operations generally. The Fund’s investments will be subject to the risks typically associated with real estate, including but not limited to the following:

Tenant Related Risks. The leases on the properties underlying the Fund’s investments may not be renewed on favorable terms or the occupancy rate of various properties may fall in a manner which adversely affects the Fund’s investments. Bankruptcies, financial difficulties or defaults by tenants of the properties in which the Fund invests may adversely affect the Fund.

Real Estate Operators Risk. Real estate operators that the Fund works with in acquiring and managing assets, property managers or any other third party that is involved in the Fund’s operation may experience financial difficulties (e.g., bankruptcy) that could result in a loss of value in the Fund’s investments. Property managers can make decisions that result in increased operating and maintenance related costs.

Development Related Risks. These risks include cost overruns and non-completion of the construction or renovation of the properties owned, directly or indirectly, by the Fund. The expenses related to renovations may affect the value of the Fund’s investments.

Interest Rate Risks. Changes in interest rates and/or credit spreads could negatively affect the value of the Fund’s investments, which could result in reduced earnings or losses and negatively affect the cash available for distribution to the Fund’s Shareholders.

Liquidity Risk. Investments in real estate assets can expose the Fund to liquidity risks. The Fund’s direct investments in real estate will be illiquid.

Regulatory Related Risks. Real estate investments often incur a relatively greater cost of compliance with applicable federal, state, and local laws and regulations, which are subject to future changes in laws, including laws that increase operating expenses or limit rents that may be charged and changes in state or local zoning laws or changes in governmental rules, regulations and fiscal policies.

Environmental, Social, Political, Economic, Natural Disasters and Weather- Related Risks. The Fund is exposed to environmental liabilities with respect to properties in which the Fund invests, and the potential for increasing costs to comply with environmental laws. Real estate investments are subject to unforeseeable events such as social unrest, civil disturbances, terrorism, earthquakes, hurricanes and other natural disasters and real estate investments are subject to general downturns in the industry as well as downturns in specific geographic areas, and downturns caused by public health crises, pandemics and endemics, such as the novel coronavirus (COVID-19). The Fund cannot predict what the occupancy level will be in a particular building or that any tenant or mortgage or other real estate-related loan borrower will remain solvent. The Fund also cannot predict the future value of the Fund’s properties. Accordingly, the Fund cannot guarantee that shareholders will receive cash distributions or share appreciation.

Lack of Insurance Risk. The companies the Fund invests in may not carry comprehensive liability, fire, flood, wind or earthquake extended coverage and rental loss coverage or the insurance in place has certain specifications and limits in place that reduce or eliminate coverage.

Joint Venture Related Risks. The Fund may not have sole decision-making authority with respect to certain of its Direct Real Estate Holdings. A joint venture partner could take actions that decrease the value of an investment to the Fund and lower the Fund’s overall return, may have economic or other interests or goals that are inconsistent with the Fund’s interests or goals, including, for instance, the financing, management, operation, leasing or sale of the assets purchased by such real estate investment, become insolvent or bankrupt, commit fraud or other misconduct that materially effects the Fund’s investments, reach a disagreement involving such things as the handling of cash distributions, reserves, or a proposed sale or refinancing of the investment, and this disagreement could have an adverse impact on the operations and profitability of the investment and/or the amount and timing of distributions the Fund receives from such investment, be structured differently than the Fund for tax purposes and this could create conflicts of interest and risk to the Fund’s ability to qualify as a REIT for tax purposes, and/or experience a change of control, which could result in new management of such co-investor, joint venture partner or other investor with less experience or conflicting interests to the Fund and be disruptive to the Fund’s business.

There are also special risks associated with particular sectors of the real estate industry, or real estate operations, including, but not limited to, those risks described below:

Retail Properties. Retail properties are affected by shifts in consumer demand due to demographic changes, changes in spending patterns and lease terminations. Moreover, the shift to on-line retail shopping may be adverse to retail properties.

Office Properties. Office properties are affected by a downturn in the businesses operated by their tenants. Also, the trend toward more businesses allowing work-from-home policies may adversely affect this industry.

Hospitality Properties. Hotel properties and other properties in the hospitality real estate sector, such as motels and extended stay properties, are affected by declines in business and leisure travel and are generally more sensitive to downturns in business cycles. These properties have been significantly impacted by the recent Covid-19 health crisis and will likely remain susceptible to any future health crisis.

Healthcare Properties. Healthcare properties are affected by potential federal, state and local laws governing licenses, certification, adequacy of care, pharmaceutical distribution, rates, equipment, personnel and other factors regarding operations, and the continued availability of revenue from government reimbursement programs.

Industrial Properties. Industrial properties are affected by downturns in the manufacturing, processing, and shipping of goods.

Multi-family Properties. Multi-family properties are affected by adverse economic conditions in the locale, oversupply and rent control laws as well as major demographic and population trends.

Residential Properties. Residential properties can be significantly affected by the national, regional and local real estate markets. This segment of the real estate industry also is sensitive to interest rate fluctuations which can cause changes in the availability of mortgage capital and directly affect the purchasing power of potential homebuyers. Thus, residential properties can be significantly affected by changes in government spending, consumer confidence, demographic patterns and the level of new and existing home sales.

Shopping Centers. Shopping center properties are affected by changes in the local markets where their properties are located and are dependent upon the successful operations and financial condition of their major tenants.

Self-Storage Properties. Self-storage properties are affected by changes to competing local properties, consumer and small business demand for storage space, and regional demographic trends.

Manufactured Housing. Manufactured housing parks are subject to a number of risks that include poor long-term value due to stigmas attached to mobile home parks, limited design options for manufactured housing, tougher mortgage requirements, and expense and scarcity of land to build and maintain a manufactured housing park.

Cell Towers. Cell tower investments are affected by carrier financial performance, industry consolidation and demand for wireless broadband services. Also, technology innovation could lead to less reliance on towers.

Data Centers. Data centers are susceptible to local economic conditions, the supply of and demand for data center space, an increasingly concentrated customer base, long sales cycles and significant competition. Data centers are particularly susceptible to operational risk including technological obsolescence, failure of power and cooling systems and failure of a data center’s physical infrastructure any of which could lead to significant costs and disruptions that could reduce revenues, harm business reputation and have a material adverse effect on financial results. Data centers are also vulnerable to physical and electronic security breaches and cyber-attacks that could disrupt operations and have a material adverse effect on the Fund’s financial performance and operating results.

Infrastructure Investments. Infrastructure and infrastructure-related assets present unique risks including: the burdens of ownership of infrastructure; local, national and international economic conditions; the supply and demand for services from and access to infrastructure; the financial condition of users and suppliers of infrastructure assets; changes in interest rates and the availability of funds which may render the purchase, sale or refinancing of infrastructure assets difficult or impracticable; changes in environmental laws and regulations, and planning laws and other governmental rules; environmental claims arising in respect of infrastructure acquired with undisclosed or unknown environmental problems or as to which inadequate reserves have been established; changes in energy prices; changes in fiscal and monetary policies; negative developments in the economy that depress travel; uninsured casualties; force majeure acts, terrorist events, under-insured or uninsurable losses; and other factors which are beyond the reasonable control of the Fund. In many cases, the rates, or the fees charged to end users, that are charged by infrastructure assets are determined by regulators, concession agreements with governments and long-term contracts. Owners of such assets in many cases have the ability to increase such rates or fees in connection with inflation, economic growth, or otherwise. Many of these factors could cause the value of infrastructure investments to decline and negatively affect the Fund’s returns.

Risks of Investing in the Equity of Private REITs. The Fund’s equity investments in Private REITs will require it to bear a pro rata share of the REIT’s expenses, including management and performance fees. Private REITs are not subject to the leverage restrictions imposed by the 1940 Act and as a result, the Fund could be effectively leveraged in an amount exceeding the limitations imposed by the 1940 Act, which could amplify losses suffered by the Fund when compared to unleveraged investments. The Private REITs will not be registered as investment companies under the 1940 Act and as a result, the Fund will not have the benefit of the 1940 Act’s protective provisions. The Fund may not have sole decision-making authority over the Private REIT and may be unable to take actions to protect its interests in these investments. Private REITs are not publicly traded and therefore may not be as liquid as other types of investments. Furthermore, Private REITs need not have independent boards, shareholder approval of advisory contracts may not be required, they may leverage to an unlimited extent, and they may engage in joint transactions with affiliates. Private REITs may limit redemptions (i.e., monthly, quarterly, or possibly longer) and these withdrawal limitations restrict the Advisor’s ability to terminate such investments. If values are falling, the Fund may not be able to sell its position and the value of Fund shares will be negatively impacted. These characteristics present additional risks for shareholders.

Mortgage Loan Risk. The Fund may invest in commercial mortgage loans, including mezzanine loans, which are secured by Multi-family residential, commercial use or other properties and are subject to risks of delinquency and foreclosure and risks of loss. Commercial mortgage loans are usually non-recourse in nature. Therefore, if a commercial borrower defaults on the commercial mortgage loan, then the options for financial recovery are limited in nature. In the event of any default under a mortgage or real estate loan held directly by the Fund, the Fund will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage or real estate loan, which could have a material adverse effect on the Fund’s profitability.

Mortgage-Backed Securities Risk. Mortgage-backed securities represent an interest in a pool of mortgages. Mortgage-backed securities are based on different types of mortgages, including those on commercial real estate or residential properties. The primary issuers or guarantors of mortgage-backed securities have historically been Fannie Mae, Freddie Mac and the Government National Mortgage Association (“Ginnie Mae”). Other issuers of mortgage-backed securities include commercial banks and other private lenders.

Mortgage-backed securities differ from conventional debt securities because principal is paid back over the life of the security rather than at maturity. The Fund may receive unscheduled prepayments of principal due to voluntary prepayments, refinancing or foreclosure on the underlying mortgage loans. To the Fund this means a loss of anticipated interest, and a portion of its principal investment represented by any premium the Fund may have paid. Mortgage prepayments generally increase when interest rates fall. Because of prepayments, mortgage-backed securities may be less effective than some other types of debt securities as a means of “locking in” long-term interest rates and may have less potential for capital appreciation during periods of falling interest rates. When the Fund reinvests the prepayments of principal it receives, it may receive a rate of interest that is lower than the rate on the existing security. Mortgage-backed securities also are subject to extension risk. An unexpected rise in interest rates could reduce the rate of prepayments on mortgage-backed securities and extend their life. This could cause the price of the mortgage-backed securities and the Fund’s share price to fall and would make the mortgage-backed securities more sensitive to interest rate changes.

The Fund may invest in the residual or equity tranches of mortgage-related securities, which may be referred to as subordinate mortgage-backed securities and interest-only mortgage-backed securities. Subordinate mortgage-backed securities are paid interest only to the extent that there are funds available to make payments. To the extent the collateral pool includes a large percentage of delinquent loans, there is a risk that interest payment on subordinate mortgage-backed securities will not be fully paid. There are multiple tranches of mortgage-backed securities, offering investors various maturity and credit risk characteristics. Tranches are categorized as senior, mezzanine, and subordinated/equity or “first loss,” according to their degree of risk. The most senior tranche of a mortgage-backed security has the greatest collateralization and pays the lowest interest rate. If there are defaults or the collateral otherwise underperforms, scheduled payments to senior tranches take precedence over those of mezzanine tranches, and scheduled payments to mezzanine tranches take precedence over those to subordinated/equity tranches. Lower tranches represent lower degrees of credit quality and pay higher interest rates intended to compensate for the attendant risks. The return on the lower tranches is especially sensitive to the rate of defaults in the collateral pool. The lowest tranche (i.e., the “equity” or “residual” tranche) specifically receives the residual interest payments (i.e., money that is left over after the higher tranches have been paid and expenses of the issuing entities have been paid) rather than a fixed interest rate. The Fund expects that investments in subordinate mortgage-backed securities will be subject to risks arising from delinquencies and foreclosures, thereby exposing its investment portfolio to potential losses. Subordinate securities of mortgage-backed securities are also subject to greater credit risk than those mortgage-backed securities that are more highly rated.

Fixed Income Risk. When the Fund invests in fixed income securities, the value of your investment in the Fund will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of fixed income securities. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rate s than shorter-term securities. Other risk factors include credit risk (the debtor may default) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). These risks could affect the value of a particular investment, possibly causing the Fund’s share price and total return to be reduced and fluctuate more than other types of investments. Current conditions may result in a rise in interest rates, which in turn may result in a decline in the value of the fixed income investments held by the Fund. As a result, for the present, interest rate risk may be heightened. Fixed income securities are also subject to default risk.

Convertible Securities Risk. Convertible securities are typically issued as bonds or preferred shares with the option to convert to equities. As a result, convertible securities are a hybrid that have characteristics of both bonds and common stocks and are subject to risks associated with both debt securities and equity securities. The market value of bonds and preferred shares tend to decline as interest rates increase. Fixed-income and preferred securities also are subject to credit risk, which is the risk that an issuer of a security may not be able to make principal and interest or dividend payments as due. Convertible securities may have characteristics similar to common stocks especially when their conversion value is higher than their value as a bond. The price of equity securities into which a convertible security may convert may fall because of economic or political changes. Stock prices in general may decline over short or even extended periods of time. Additionally, the value of the embedded conversion option may be difficult to value and evaluate because the option does not trade separately from the convertible security. Fixed income and preferred securities also may be subject to prepayment or redemption risk. If a convertible security held by the Fund is called for redemption, the Fund will be required to surrender the security for redemption, convert it into the issuing company’s common stock or cash or sell it to a third party at a time that may be unfavorable to the Fund. In addition, the Fund may invest in fixed income and preferred securities rated less than investment grade that are sometimes referred to as high yield or “junk bonds.” These securities are speculative investments that carry greater risks and are more susceptible to real or perceived adverse economic and competitive industry conditions than higher quality securities. Such securities also may be subject to resale restrictions. The lack of a liquid market for these securities could decrease the Fund’s share price.

Interest Rate Risk. Changes in interest rates, including changes in expected interest rates or “yield curves,” may affect the Fund’s business in a number of ways. Changes in the general level of interest rates can affect the Fund’s net interest income, which is the difference between the interest income earned on the Fund’s interest-earning assets and the interest expense incurred in connection with its interest-bearing borrowings and hedges. Changes in the level of interest rates also can affect, among other things, the Fund’s ability to acquire certain real estate industry securities at attractive prices, acquire or originate certain of the real estate debt investments at attractive prices, and enter into hedging transactions.

Below Investment Grade (High Yield or Junk) Securities Risk. The Fund may have exposure to investments that are rated below investment grade or that are unrated but are judged by the Advisor to be of credit quality comparable to securities rated below investment grade by a nationally recognized statistical rating organization. Companies issuing high-yield fixed-income securities are not as strong financially as those issuing securities with higher credit ratings and are more likely to encounter financial difficulties. Lower rated issuers are more likely to default and their securities could become worthless.

Preferred Securities Risk. Preferred securities are subordinated to bonds and other debt instruments in a company’s capital structure in terms of priority to corporate income and liquidation payments, and therefore will be subject to greater credit risk than more senior debt instruments. There are various risks associated with investing in preferred securities, including credit risk, interest rate risk, deferral and omission of distributions, subordination to bonds and other debt securities in a company’s capital structure, limited liquidity, limited voting rights and special redemption rights. Interest rate risk is, in general, that the price of a debt security falls when interest rates rise. Securities with longer maturities tend to be more sensitive to interest rate changes. Credit risk is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become. Holders or preferred securities may not receive dividends, or the payment can be deferred for some period of time. In bankruptcy, creditors are generally paid before the holders of preferred securities.

Foreign Investment Risks. Investing in foreign securities typically involves more risks than investing in U.S. securities, and includes risks associated with: political and economic developments — the political, economic and social structures of some foreign countries may be less stable and more volatile than those in the United States; trading practices — government supervision and regulation of foreign securities and currency markets, trading systems and brokers may be less than in the United States; availability of information — foreign issuers may not be subject to the same disclosure, accounting and financial reporting standards and practices as U.S. issuers; and limited markets — the securities of certain foreign issuers may be less liquid (harder to sell) and more volatile. Foreign (non-U.S.) securities may experience more rapid and extreme changes in value than securities of U.S. issuers or securities that trade exclusively in U.S. markets. The securities markets of many foreign countries are relatively small, with a limited number of companies representing a small number of industries. Additionally, issuers of foreign (non-U.S.) securities are usually not subject to the same degree of regulation as U.S. issuers. Reporting, accounting, auditing and custody standards of foreign countries differ, in some cases significantly, from U.S. standards. Global economies and financial markets are becoming increasingly interconnected, and conditions and events in one country, region or financial market may adversely impact issuers in a different country, region or financial market. Also, nationalization, expropriation or confiscatory taxation, currency blockage, market disruptions, political changes, security suspensions or diplomatic developments could adversely affect the Fund’s investments in a foreign country. In the event of nationalization, expropriation or other confiscation, the Fund could lose its entire investment in foreign (non-U.S.) securities. Adverse conditions in a certain region can adversely affect securities of other countries whose economies appear to be unrelated. To the extent that the Fund invests a significant portion of its assets in a specific geographic region or in securities denominated in a particular foreign (non-U.S.) currency, the Fund will generally have more exposure to regional economic risks, including weather emergencies and natural disasters, associated with foreign (non-U.S.) investments. In addition, foreign (nonU.S.) securities may be less liquid (particularly during market closures due to local market holidays or other reasons) and more difficult to value than securities of U.S. issuers.

The Fund may face potential risks associated with the United Kingdom’s departure from the European Union (“EU”). The departure may result in substantial volatility in financial and foreign exchange markets and a sustained weakness in the British pound, the euro and other currencies, which may impact Fund returns. It may also destabilize some or all of the other EU member countries and/or the Eurozone. These developments could result in losses to the Fund, as there may be negative effects on the value of the Fund’s investments and/or on the Fund’s ability to enter into certain transactions or value certain investments, and these developments may make it more difficult for the Fund to exit certain investments at an advantageous time or price. Adverse events triggered by the departure, as well as an exit or expulsion of an EU member state other than the United Kingdom from the EU, could negatively impact Fund returns.

Exchange-Traded Funds, Closed-End Funds and Mutual Funds Risk. To the extent that the Fund invests in ETFs, closed-end funds and/or mutual funds, the Fund will indirectly bear its proportionate share of any expenses (such as operating expenses and advisory fees) that may be paid by the underlying funds. These expenses would be in addition to the advisory fee and other expenses that the Fund bears in connection with its own operations. Investment in an ETF and/or closed-end fund carries security specific risk and the market risk. Also, if the area of the market representing the underlying index or benchmark or the basket of securities held by the ETF, closed-end fund or mutual fund does not perform as expected for any reason, the value of the investment in the ETF, closed-end fund and/or mutual fund may decline. In addition, due to transactions via market prices rather than at net asset value, the performance of an ETF and/or closed-end fund may not completely replicate the performance of the underlying index. The Fund also will incur brokerage costs when it purchases ETFs and/or closed-end funds. As a result, the cost of investing in the Fund generally will be higher than the cost of investing directly in ETFs and/or closed-end funds. Additionally, ETFs and/or closed-end funds are subject to the following risks: (i) the market price of the fund’s shares may be above or below its net asset value; (ii) an active trading market for the fund’s shares may not develop or be maintained; (iii) the fund may employ an investment strategy that utilizes high leverage ratios; (iv) trading of a the fund’s shares may be halted if the listing exchange's officials deem such action appropriate; and (v) underlying fund’s shares may be de-listed from the exchange or the activation of market-wide "circuit breakers" (which are tied to large decreases in stock prices) will temporarily stop stock trading.

The Fund may invest in affiliated funds managed by the Advisor. The Advisor may be subject to potential conflicts of interest in selecting underlying funds because the fees paid to it by certain affiliated underlying funds are higher than the fees paid by other affiliated and unaffiliated underlying funds. To the extent the Fund invests a significant percentage of its assets in any one affiliated fund or across multiple affiliated funds, the Fund will be subject to a greater degree to the risks particular to the investment strategies employed by the Advisor.

“Covenant-lite” Obligations Risk. Covenant-lite obligations contain fewer maintenance covenants than other obligations, or no maintenance covenants, and may not include terms that allow the lender to monitor the performance of the borrower and declare a default if certain criteria are breached. Covenant-lite loans may carry more risk than traditional loans as they allow individuals and corporations to engage in activities that would otherwise be difficult or impossible under a covenant-heavy loan agreement. In the event of default, covenant-lite loans may exhibit diminished recovery values as the lender may not have the opportunity to negotiate with the borrower prior to default.

Loans and Other Indebtedness; Loan Participations and Assignments Risk. Loan interests may take the form of (i) direct interests acquired during a primary distribution, (ii) loans originated by the Fund or (iii) assignments of, novations of or participations in all or a portion of a loan acquired in secondary markets. In addition to credit risk and interest rate risk, the Fund’s exposure to loan interests may be subject to additional risks. For example, purchasers of loans and other forms of direct indebtedness depend primarily upon the creditworthiness of the borrower for payment of principal and interest. Loans are subject to the risk that scheduled interest or principal payments will not be made in a timely manner or at all, either of which may adversely affect the values of the loan. If the Fund does not receive scheduled interest or principal payments on such indebtedness, the Fund’s share price and yield could be adversely affected. Loans that are fully secured offer the Fund more protection than an unsecured loan in the event of non-payment of scheduled interest or principal. However, the collateral underlying a loan may be unavailable or insufficient to satisfy a borrower’s obligation, and the Fund could become part owner of any collateral if a loan is foreclosed, subjecting the Fund to costs associated with owning and disposing of the collateral.

Investments in loans through a purchase of a loan, loan origination or a direct assignment of a financial institution’s interests with respect to a loan may involve additional risks to the Fund. For example, if a loan is foreclosed, the Fund could become owner, in whole or in part, of any collateral, which could include, among other assets, real estate or other real or personal property, and would bear the costs and liabilities associated with owning and holding or disposing of the collateral. The purchaser of an assignment typically succeeds to all the rights and obligations under the loan agreement with the same rights and obligations as the assigning lender. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than, those held by the assigning lender. In connection with purchasing loan participations, the Fund generally will have no right to enforce compliance by the borrower with the terms of the loan agreement relating to the loan, nor any rights of set-off against the borrower, and the Fund may not directly benefit from any collateral supporting the loan in which it has purchased the loan participation. As a result, the Fund may be subject to the credit risk of both the borrower and the lender that is selling the participation. In the event of the insolvency of the lender selling a participation, the Fund may be treated as a general creditor of the lender and may not benefit from any set-off between the lender and the borrower. Certain loan participations may be structured in a manner designed to prevent purchasers of participations from being subject to the credit risk of the lender, but even under such a structure, in the event of the lender’s insolvency, the lender’s servicing of the participation may be delayed and the assignability of the participation impaired.

The Fund may have difficulty disposing of loans and loan participations because to do so it will have to assign or sell such securities to a third party. Because there is no liquid market for many such securities, the Fund anticipates that such securities could be sold only to a limited number of institutional investors. The lack of a liquid secondary market may have an adverse impact on the value of such securities and the Fund’s ability to dispose of particular loans and loan participations when that would be desirable, including in response to a specific economic event such as a deterioration in the creditworthiness of the borrower. The lack of a liquid secondary market for loans and loan participations also may make it more difficult for the Fund to assign a value to these securities for purposes of valuing the Fund’s portfolio.

To the extent the Fund invests in loans, including bank loans or originate loans, the Fund may be subject to greater levels of credit risk, call risk, settlement risk and liquidity risk. These instruments are considered predominantly speculative with respect to an issuer’s continuing ability to make principal and interest payments and may be more volatile than other types of securities. The Fund may also be subject to greater levels of liquidity risk than funds that do not invest in loans. In addition, the loans in which the Fund invests may not be listed on any exchange and a secondary market for such loans may be comparatively illiquid relative to markets for other more liquid fixed income securities. Consequently, transactions in loans may involve greater costs than transactions in more actively traded securities. In connection with certain loan transactions, transaction costs that are borne by the Fund may include the expenses of third parties that are retained to assist with reviewing and conducting diligence, negotiating, structuring and servicing a loan transaction, and/or providing other services in connection therewith. Furthermore, the Fund may incur such costs in connection with loan transactions that are pursued by the Fund but not ultimately consummated (so-called “broken deal costs”). Restrictions on transfers in loan agreements, a lack of publicly-available information, irregular trading activity and wide bid/ask spreads, among other factors, may, in certain circumstances, make loans more difficult to sell at an advantageous time or price than other types of securities or instruments. These factors may result in the Fund being unable to realize full value for the loans and/or may result in the Fund not receiving the proceeds from a sale of a loan for an extended period after such sale, each of which could result in losses to the Fund. Some loans may have extended trade settlement periods, including settlement periods of greater than seven days, which may result in cash not being immediately available to the Fund. If an issuer of a loan prepays or redeems the loan prior to maturity, the Fund may have to reinvest the proceeds in other loans or similar instruments that may pay lower interest rates. Because of the risks involved in investing in loans, an investment in the Fund should be considered speculative.

The Fund’s investments in subordinated and unsecured loans generally are subject to similar risks as those associated with investments in secured loans. Subordinated or unsecured loans are lower in priority of payment to secured loans and are subject to the additional risk that the cash flow of the borrower and property securing the loan or debt, if any, may be insufficient to meet scheduled payments after giving effect to the senior secured obligations of the borrower. This risk is generally higher for subordinated unsecured loans or debt, which are not backed by a security interest in any specific collateral. Subordinated and unsecured loans generally have greater price volatility than secured loans and may be less liquid. There is also a possibility that originators will not be able to sell participations in subordinated or unsecured loans, which would create greater credit risk exposure for the holders of such loans. Subordinate and unsecured loans share the same risks as other below investment grade securities.

There may be less readily available information about most loans and the underlying borrowers than is the case for many other types of securities. Loans may be issued by companies that are not subject to SEC reporting requirements and therefore may not be required to file reports with the SEC or may file reports that are not required to comply with SEC form requirements. In addition, such companies may be subject to a less stringent liability disclosure regime than companies subject to SEC reporting requirements. Loans may not be considered “securities,” and purchasers, such as the Fund, therefore may not be entitled to rely on the anti-fraud protections of the federal securities laws. Because there is limited public information available regarding loan investments, the Fund is particularly dependent on the analytical abilities of the Fund’s portfolio manager. Economic exposure to loan interests through the use of derivative transactions may involve greater risks than if the Fund had invested in the loan interest directly during a primary distribution or through assignments of, novations of or participations in a loan acquired in secondary markets since, in addition to the risks described above, certain derivative transactions may be subject to leverage risk and greater illiquidity risk, counterparty risk, valuation risk and other risks.

Loan Origination Risk. The Fund may also seek to originate loans, including, without limitation, residential and/or commercial real estate or mortgage-related loans, consumer loans or other types of loans, which may be in the form of whole loans, secured and unsecured notes, senior and second lien loans, mezzanine loans or similar investments. The Fund may originate loans to corporations and/or other legal entities and individuals, including foreign (non-U.S.) entities and individuals. Such borrowers may have credit ratings that are determined by one or more NRSROs or the Advisor to be below investment grade. The Fund may subsequently offer such investments for sale to third parties; provided, that there is no assurance that the Fund will complete the sale of such an investment. If the Fund is unable to sell, assign or successfully close transactions for the loans that it originates, the Fund will be forced to hold its interest in such loans for an indeterminate period of time. This could result in the Fund’s investments being overconcentrated in certain borrowers. The Fund will be responsible for the expenses associated with originating a loan (whether or not consummated). This may include significant legal and due diligence expenses, which will be indirectly borne by the Fund and Shareholders.

Loan origination and servicing companies are routinely involved in legal proceedings concerning matters that arise in the ordinary course of their business. These legal proceedings range from actions involving a single plaintiff to class action lawsuits with potentially tens of thousands of class members. In addition, a number of participants in the loan origination and servicing industry (including control persons of industry participants) have been the subject of regulatory actions by state regulators, including state Attorneys General, and by the federal government. Governmental investigations, examinations or regulatory actions, or private lawsuits, including purported class action lawsuits, may adversely affect such companies’ financial results. To the extent the Fund engages in origination and/or servicing directly, or has a financial interest in, or is otherwise affiliated with, an origination or servicing company, the Fund will be subject to enhanced risks of litigation, regulatory actions and other proceedings. As a result, the Fund may be required to pay legal fees, settlement costs, damages, penalties or other charges, any or all of which could materially adversely affect the Fund and its investments.

Leverage Risk. The use of leverage (borrowing money to purchase properties or securities) will cause the Fund to incur additional expenses and significantly magnify losses in the event of underperformance of the assets purchased with borrowed money. In addition, a lender may terminate or refuse to renew any credit facility. If the Fund is unable to access additional credit, it may be forced to sell investments at inopportune times, which may further depress the returns of the Fund. The Fund’s investments in Public REITs, Private REITs and Other Public Real Estate Securities that employ leverage would expose the Fund indirectly to these same risks. The Advisor intends to monitor these investments use of leverage and, if necessary, will take action to reduce or eliminate their exposure to these investments.

Derivatives Risk. Derivatives may be volatile and may involve significant risks. The underlying security, measure or other instrument on which a derivative is based, or the derivative itself, may not perform as expected. Derivative investments may involve leverage, which means that their use can significantly magnify the effect of price movements of the underlying securities or reference measures, disproportionately increasing the Fund’s losses and reducing the Fund’s opportunities for gains. Some derivatives have the potential for unlimited loss, including a loss that may be greater than the amount invested. They also present default risks if the counterparty to a derivatives contract fails to fulfill its obligations to the Fund. Certain derivatives held by the Fund may be illiquid, making it difficult to close out an unfavorable position. Derivatives also may be more difficult to purchase, sell or value than other instruments. The Fund may use options to enhance return and or mitigate risk. However, options can fall rapidly in response to developments in specific companies or industries and the Fund’s investments may be negatively impacted by unexpected market conditions. For example, if a put or call option purchased by the Fund were permitted to expire without being sold or exercised, the Fund would lose the entire premium it paid for the option. The risk involved in writing a put option is that there could be a decrease in the market value of the underlying security. If this occurred, the option could be exercised, and the underlying security would then be sold to the Fund at a higher price than its current market value. The risk involved in writing a call option is that there could be an increase in the market value of the underlying security. If this occurred, the option could be exercised and the underlying security would then be sold by the Fund at a lower price than its current market value.

Short Sales Risk. Short sales are transactions in which the Fund sells a security it does not own. To complete the transaction, the Fund must borrow the security to make delivery to the buyer. The Fund is then obligated to replace the security borrowed by purchasing the security at the market price at the time of replacement. The price at such time may be higher or lower than the price at which the security was sold by the Fund. If the underlying security goes up in price during the period during which the short position is outstanding, the Fund will realize a loss on the transaction. The risk of such price increases is the principal risk of engaging in short sales.

The Fund’s investments in shorted securities are more risky than its investments in its long positions. With a long position, the maximum sustainable loss is limited to the amount paid for the security plus the transaction costs, whereas there is no maximum attainable price of the shorted security. Therefore, short selling subjects the Fund to the potential for unlimited losses. Before investing in the Fund, you should completely consider this risk.

The Fund will incur increased transaction costs associated with selling securities short. In addition to transaction costs, certain of the stocks that the Fund sells short may have more expensive borrowing fees than other stocks in the market (commonly referred to as “hard to borrow stocks”). These high fees increase the expenses of the Fund regardless of whether they have a positive impact on the performance of the Fund.

In addition, when the Fund is selling securities short, it must maintain a segregated account with its custodian of cash or high-grade securities equal to the current market value of the securities sold short less any collateral deposited with the Fund’s broker (not including the proceeds from the short sales). As a result, the Fund may maintain high levels of cash or Cash Equivalents (such as U.S. Treasury bills, money market accounts, repurchase agreements, certificates of deposit, high quality commercial paper and long equity positions) for collateral needs.

Hedging Transactions Risk. The Fund may invest in securities and utilize financial instruments to protect against possible changes in the market value of portfolio positions resulting from fluctuations in the securities markets and changes in interest rates. Hedging against a decline in the value of a portfolio position does not eliminate fluctuations in the values of portfolio positions or prevent losses if the values of such positions decline, but establishes other positions designed to gain from those same developments, thus moderating the decline in the portfolio positions’ value. Such hedging transactions also limit the opportunity for gain if the value of the portfolio position should increase. Moreover, it may not be possible for the Fund to hedge against a perceived risk to protect its assets from the decline in value of the portfolio positions anticipated as a result of such perceived risks. The Fund is not required to attempt to hedge portfolio positions and, for various reasons, may determine not to do so. Furthermore, the Fund may not anticipate a particular risk so as to hedge against it. To the extent that hedging transactions are effected, their success is dependent on the Fund’s ability to correctly assess such risks. Therefore, while the Fund may attempt to hedge against undesirable exposure, unanticipated changes in the markets and investments or debt being hedged, or the nonoccurrence of events being hedged against, this may result in poorer overall performance than if the Fund had not engaged in any such hedge. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy is unpredictable.

Risks Related to the Fund’s Tax Status as a REIT. The Fund has and intends to continue to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (defined above as the “Code”). Qualifying as a REIT for tax purposes involves the application of highly technical and complex Code provisions for which only a limited number of judicial or administrative interpretations exist. Failure to qualify for taxation as a REIT would cause the Fund to be taxed as a regular corporation, which would substantially reduce funds available for distributions to Shareholders. In addition, complying with the requirements to maintain its REIT tax status may cause the Fund to forego otherwise attractive opportunities or to liquidate otherwise attractive investments, adversely affect the Fund’s liquidity and force the Fund to borrow funds during unfavorable market conditions, and/or limit the Fund’s ability to hedge effectively and cause the Fund to incur tax liabilities.

The Fund believes that its organization, expected ownership and expected method of operation will enable the Fund to meet the requirements for qualification as a REIT for tax purposes. However, the Fund cannot assure Shareholders that it will qualify as such. This is because qualification as a REIT for tax purposes involves the application of highly technical and complex provisions of the Code as to which there are only limited judicial and administrative interpretations and involves the determination of facts and circumstances not entirely within Fund’s control. Future legislation, new regulations, administrative interpretations, or court decisions may significantly change the tax laws or the application of the tax laws with respect to qualification as a REIT for tax purposes or the U.S. federal income tax consequences of such qualification.

If the Fund fails to maintain its REIT tax status in any taxable year, the Fund will face serious tax consequences that will substantially reduce the funds available for distributions to Shareholders because: (i) the Fund would not be allowed a deduction for dividends paid to shareholders in computing Fund’s taxable income and would be subject to U.S. federal income tax at regular corporate rates; and (ii) unless the Fund is entitled to relief under certain U.S. federal income tax laws, the Fund could not re-elect REIT tax status until the fifth calendar year after the year in which the Fund failed to maintain its REIT status. In addition, if the Fund fails to maintain its REIT tax status, the Fund will no longer be required to make distributions. As a result of all these factors, the Fund’s failure to maintain its REIT tax status could impair the Fund’s ability to expand the Fund’s business and raise capital, and it would adversely affect the value of the Fund’s Shares. See “U.S. Federal Income Tax Considerations” for a discussion of certain U.S. federal income tax considerations relating to the Fund and its Shares.

The Fund’s ability to satisfy the REIT taxation requirements does not ensure that it will not be subject to certain U.S. federal, state and local taxes on the Fund’s income and assets, on taxable income that the Fund does not distribute to its Shareholders, on net income from certain “prohibited transactions,” and on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes. For example, to the extent the Fund satisfies the 90% distribution requirement but distributes less than 100% of the Fund’s REIT taxable income, the Fund will be subject to U.S. federal corporate income tax on the Fund’s undistributed taxable income and gain. The Fund also will be subject to a 4% nondeductible excise tax if the actual amount that the Fund distributes to its Shareholders in a calendar year is less than a minimum amount specified under the Code. As another example, the Fund is subject to a 100% “prohibited transaction” tax on any gain from a sale of property that is characterized as held for sale, rather than investment, for U.S. federal income tax purposes, unless the Fund complies with a statutory safe harbor or earns the gain through a taxable REIT subsidiary. Further, any taxable REIT subsidiary that the Fund establishes will be subject to regular corporate U.S. federal, state, and local taxes. Any of these taxes would decrease cash available for distribution to Shareholders.

In order to maintain the Fund’s REIT tax status and to meet the REIT distribution requirements for tax purposes, the Fund may need to borrow funds on a short-term basis or sell assets, even if the then-prevailing market conditions are not favorable for these borrowings or sales. In addition, the Fund may need to reserve cash (including proceeds from this offering) to satisfy the Fund’s REIT distribution requirements for tax purposes, even though there are attractive investment opportunities that may be available. To maintain its REIT tax status, the Fund generally must distribute to Fund’s Shareholders at least 90% of the Fund’s net taxable income each year, excluding capital gains. In addition, the Fund will be subject to corporate income tax to the extent the Fund distributes less than 100% of its taxable income including any net capital gain. The Fund intends to make distributions to the Fund’s Shareholders in order to comply with the requirements of the Code and for maintaining REIT tax status and to minimize or eliminate the Fund’s corporate income tax obligation to the extent consistent with the Fund’s investment objectives. The Fund’s cash flows from operations may be insufficient to fund required distributions, for example as a result of differences in timing between the actual receipt of income and the recognition of income for U.S. federal income tax purposes, the effect of non-deductible capital expenditures, limitations on interest expense and net operating loss deductibility, the creation of reserves or required debt service or amortization payments. The Fund generally is required to accrue income from mortgage loans, mortgage-backed securities, and other types of debt instruments currently over the term of the asset, even if the Fund does not receive the cash payments corresponding to such income until later periods. Thus, all or a part of the anticipated increase in yield on the loans the Fund holds that are attributable to deferred interest, exit fees and/or equity participation features generally must be accrued currently notwithstanding that the corresponding cash payment is deferred or uncertain. The insufficiency of Fund’s cash flows to cover the Fund’s distribution requirements could have an adverse impact on the Fund’s ability to raise short- and long-term debt or sell equity securities in order to fund distributions required to maintain the Fund’s REIT tax status. In addition, the Fund will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by the Fund in any calendar year are less than the sum of 85% of the Fund’s ordinary income, 95% of Fund’s capital gain net income and 100% of Fund’s undistributed income from prior years. To address and/or mitigate some of these issues, the Fund may make taxable distributions that are in part paid in cash and in part paid in the Fund’s Shares. In such cases Shareholders may have tax liabilities from such distributions in excess of the cash they receive. The treatment of such taxable share distributions is not clear, and it is possible the taxable share distribution will not count towards Fund’s distribution requirement, in which case adverse consequences could apply.

Temporary investment of the net proceeds from sales of the Fund’s Shares in short-term securities and income from such investment generally will allow the Fund to satisfy various REIT income and asset requirements for tax purposes, but only during the one-year period beginning on the date the Fund receives the net proceeds. If the Fund is unable to invest a sufficient amount of the net proceeds from sales of the Fund Shares in qualifying real estate assets within such one-year period, the Fund could fail to satisfy one or more of the gross income or asset tests and/or the Fund could be limited to investing all or a portion of any remaining funds in cash or cash equivalents. If the Fund fails to satisfy any such income or asset test, unless the Fund is entitled to relief under certain provisions of the Code, the Fund could fail to maintain its REIT tax status.

Any taxable REIT subsidiary the Fund forms will be subject to U.S. federal, state, and local income tax on its taxable income. Accordingly, although the Fund’s ownership of any taxable REIT subsidiary may allow the Fund to participate in the operating income from certain activities that the Fund could not participate in without violating the REIT income tests requirements of the Code for tax purposes or incurring the 100% tax on gains from prohibited transactions, the taxable REIT subsidiary through which the Fund earns such operating income or gain will be fully subject to corporate income tax. The after-tax net income of any taxable REIT subsidiary would be available for distribution to the Fund; however, any dividends received by the Fund from its taxable REIT subsidiary will only be qualifying income for the 95% REIT income test, not the 75% REIT income test, for tax purposes.

A fund that qualifies for taxation as a REIT may own up to 100% of the stock or securities of one or more taxable REIT subsidiaries. A taxable REIT subsidiary may hold assets and earn income that would not be qualifying assets or income if held or earned directly by a fund that qualifies for taxation as a REIT. A taxable REIT subsidiary also may sell assets without incurring the 100% tax on prohibited transactions. Both the subsidiary and the fund that qualifies for taxation as a REIT must jointly elect to treat the subsidiary as a taxable REIT subsidiary. A corporation of which a taxable REIT subsidiary directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a taxable REIT subsidiary. Overall, no more than 20% of the value of assets of a fund that qualifies for taxation as a REIT may consist of stock or securities of one or more taxable REIT subsidiaries. The rules impose a 100% excise tax on certain transactions between a taxable REIT subsidiary and its parent fund that qualifies for taxation as a REIT that are not conducted on an arm’s-length basis. The Fund may jointly elect with one or more subsidiaries for those subsidiaries to be treated as taxable REIT subsidiaries for U.S. federal income tax purposes. These taxable REIT subsidiaries will pay U.S. federal, state, and local income tax on their taxable income, and their after-tax net income will be available for distribution to the Fund but is not required to be distributed to the Fund. The Fund will monitor the value of its respective investments in any taxable REIT subsidiaries the Fund may form for the purpose of ensuring compliance with taxable REIT subsidiary ownership limitations and intend to structure the Fund’s transactions with any such taxable REIT subsidiaries on terms that the Fund believes are arm’s-length to avoid incurring the 100% excise tax described above. There can be no assurance, however, that the Fund will be able to comply with the 20% taxable REIT subsidiary limitation or to avoid application of the 100% excise tax.

The maximum U.S. federal income tax rate for certain qualified dividends payable to U.S. Shareholders that are individuals, trusts and estates generally is 20%. Dividends payable by funds that qualify for taxation as REITs, however, are generally not eligible for the reduced rates and therefore may be subject to a maximum U.S. federal income tax rate on ordinary income when paid to such Shareholders. The more favorable rates applicable to regular corporate dividends under current law could cause investors who are individuals, trusts and estates or are otherwise sensitive to these lower rates to perceive investments in funds that qualify for taxation as REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of funds that qualify for taxation as REITs, including the Fund’s Shares. However, for taxable years beginning before January 1, 2026, non-corporate taxpayers may deduct up to 20% of “qualified REIT dividends.” Qualified REIT dividends eligible for this deduction generally will include the Fund’s dividends received by a non-corporate U.S. Shareholder that the Fund does not designate as capital gain dividends and that are not qualified dividend income.

To qualify for taxation as a REIT, the Fund must continually satisfy tests concerning, among other things, the sources of the Fund’s income, the nature and diversification of Fund’s assets, the amounts the Fund distributes to its Shareholders and the ownership of the Fund’s Shares. The Fund may be required to make distributions to its Shareholders at disadvantageous times or when the Fund does not have funds readily available for distribution. Thus, compliance with the REIT requirements for tax purposes may, for instance, hinder the Fund’s ability to make certain otherwise attractive investments or undertake other activities that might otherwise be beneficial to the Fund and its Shareholders, or may require the Fund to borrow or liquidate investments in unfavorable market conditions and, therefore, may hinder the Fund’s investment performance. As a fund that qualifies for taxation as a REIT, at the end of each calendar quarter, at least 75% of the value of the Fund’s assets must consist of cash, cash items, U.S. Government securities and qualified “real estate assets.” The remainder of the Fund’s investments in securities (other than cash, cash items, U.S. Government securities, securities issued by a taxable REIT subsidiary and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of Fund’s total assets (other than cash, cash items, U.S. Government securities, securities issued by a taxable REIT subsidiary and qualified real estate assets) can consist of the securities of any one issuer, no more than 20% of the value of Fund’s total securities can be represented by securities of one or more taxable REIT subsidiaries, and no more than 25% of the value of Fund’s total assets may be represented by debt instruments of publicly offered funds that qualify for taxation as REITs that are not secured by mortgages on real property or interests in real property. After meeting these requirements at the close of a calendar quarter, if the Fund fails to comply with these requirements at the end of any subsequent calendar quarter, the Fund must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing Fund’s REIT tax status. As a result, the Fund may be required to liquidate from the Fund’s portfolio or forego otherwise attractive investments. These actions could have the effect of reducing the Fund’s income and amounts available for distribution to Shareholders.

In order to maintain Fund’s REIT tax status, among other requirements, no more than 50% in value of the Fund’s outstanding Shares may be owned, directly or indirectly, by five or fewer individuals, as defined in the Code to include certain kinds of entities, during the last half of any taxable year, other than the first year for which a REIT election for tax purposes is made. To assist the Fund in qualifying for taxation as a REIT, the Fund will actively monitor its aggregate Share ownership limit and, as necessary, take action to maintain compliance.

If anyone attempts to transfer or own Shares in a way that would violate the aggregate Share ownership limit or the Common Shares ownership limit (or would prevent the Fund from continuing to qualify for taxation as a REIT), unless such ownership limits have been waived by the Advisor, those Shares instead will be deemed transferred to a trust for the benefit of a charitable beneficiary and will be either redeemed by the Fund or sold to a person whose ownership of the Shares will not violate the aggregate Share ownership limit or the Shares ownership limit and will not prevent the Fund from qualifying for taxation as a REIT. If this transfer to a trust fails to prevent such a violation or the Fund’s disqualification as a REIT for tax purposes, then the initial intended transfer or ownership will be null and void from the outset. Anyone who acquires or owns Shares in violation of the aggregate Share ownership limit or the common Shares ownership limit, unless such ownership limit or limits have been waived by the Advisor, bears the risk of a financial loss when the Shares are redeemed or sold, if the NAV of the Fund’s Shares falls between the date of purchase and the date of repurchase. The Fund’s limits on ownership of the Fund’s Shares also may require the Fund to decline redemption requests that would cause other Shareholders to exceed such ownership limits. In addition, in order to comply with certain of the distribution requirements applicable to funds that qualify for taxation as REITs, the Fund will decline to honor any redemption request that the Fund believes is a “dividend equivalent” redemption as discussed in “U.S. Federal Income Tax Considerations – Repurchase of Shares.”

The Fund may acquire mezzanine loans for which the IRS has provided a safe harbor but not rules of substantive law. Pursuant to the safe harbor, if a mezzanine loan meets certain requirements, it will be treated by the IRS as a real estate asset for purposes of the REIT asset tests, and interest derived from the mezzanine loan will be treated as qualifying mortgage interest for purposes of the REIT 75% income test. To the extent that any of the Fund’s mezzanine loans do not meet all of the requirements for reliance on the safe harbor, such loans may not be real estate assets and could adversely affect the Fund’s REIT tax status.

The REIT tax provisions of the Code substantially limit the Fund’s ability to hedge the Fund’s liabilities. Generally, income from a hedging transaction the Fund enter into to manage risk of interest rate changes with respect to borrowings made or to be made to acquire or carry real estate assets or to offset certain other positions does not constitute “gross income” for purposes of the 75% or 95% gross income tests, provided certain circumstances are satisfied. To the extent that the Fund enters into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the gross income tests. As a result of these rules, the Fund may need to limit the Fund’s use of advantageous hedging techniques or implement those hedges through a taxable REIT subsidiary. This could increase the cost of the Fund’s hedging activities because the Fund’s taxable REIT subsidiary would be subject to tax on income or gains resulting from hedges entered into by it or expose the Fund to greater risks associated with changes in interest rates than the Fund would otherwise want to bear. In addition, losses in the Fund’s taxable REIT subsidiary will generally not provide any tax benefit, except for being carried forward for use against future taxable income in the taxable REIT subsidiary.

Subject to approval by the Board, the Advisor may revoke or otherwise terminate the Fund’s REIT tax status election, without the approval of Shareholders, if it determines that it is no longer in the Fund’s best interest to qualify for taxation as a REIT. If the Fund ceases to maintain its REIT tax status, the Fund will not be allowed a deduction for dividends paid to Shareholders in computing the Fund’s taxable income and will be subject to U.S. federal income tax at regular corporate rates, as well as state and local taxes, which may have adverse consequences on the Fund’s total return to Shareholders.

The Fund may have to sell assets from time to time to fund redemption requests, to satisfy the Fund’s REIT distribution requirements, to satisfy other REIT tax requirements, or for other purposes. It is possible that the IRS may take the position that one or more sales of Fund’s properties may be a prohibited transaction, which is a sale of property held by the Fund primarily for sale in the ordinary course of the Fund’s trade or business. If the Fund is deemed to have engaged in a prohibited transaction, the Fund’s gain from such sale would be subject to a 100% tax. The Code sets forth a safe harbor under which a fund that qualifies for taxation as a REIT may, under certain circumstances, sell property without risking the imposition of the 100% tax, but there is no assurance that the Fund will be able to qualify for the safe harbor. The Fund does not intend to hold property for sale in the ordinary course of business, but there is no assurance that the IRS will not challenge Fund’s position, especially if the Fund makes frequent sales or sales of property in which the Fund has short holding periods. The Fund cannot assure shareholders that the Fund will comply with certain safe harbor provisions or that the Fund will avoid owning property that may be characterized as property that the Fund hold primarily for sale to customers in the ordinary course of a trade or business. The 100% tax will not apply to gains from the sale of property that is held through a taxable REIT subsidiary or other taxable corporation, although such income will be subject to tax in the hands of such corporation at regular corporate income tax rates. The Fund intends to structure its activities to avoid prohibited transaction characterization.

Recently the Tax Cuts and Jobs Act (“TCJA”) was enacted. The TCJA makes major changes to the Code, including a number of provisions of the Code that affect the taxation of funds that qualify for taxation as REITs and their stockholders. The effect of certain of the significant changes made by the TCJA is highly uncertain, and administrative guidance will be required in order to fully evaluate the effect of many provisions. The effect of any technical corrections with respect to the TCJA could have an adverse effect on the Fund or its Shareholders. In addition, in recent years, numerous legislative, judicial and administrative changes have been made to the federal income tax laws applicable to investments in funds that qualify for taxation as REITs and similar entities. Additional changes to tax laws and regulations are likely to continue to occur in the future, and the Fund cannot assure Shareholders that any such changes will not adversely affect the taxation of a Shareholder or will not have an adverse effect on an investment in the Fund’s Shares. Shareholders are urged to consult with their own tax advisors with respect to the potential effect that the TCJA or other legislative, regulatory or administrative developments and proposals could have on their investment in the Fund’s Shares.

A portion of the Fund’s distributions may be treated as a return of capital for U.S. federal income tax purposes. As a general matter, a portion of the Fund’s distributions will be treated as a return of capital for U.S. federal income tax purposes if the aggregate amount of the Fund’s distributions for a year exceeds Fund’s current and accumulated earnings and profits for that year. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder’s adjusted tax basis in the holder’s Shares, and to the extent that it exceeds the holder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such Shares.

As a fund that qualifies for taxation as a REIT, the Fund generally cannot hold interests in rental property where tenants receive services other than services that are customarily provided by landlords, nor can the Fund derives income from a third party that provides such services. If services to tenants at properties in which the Fund holds an interest are limited to customary services, those properties may be disadvantaged as compared to other properties that can be operated without the same restrictions. However, the Fund can provide such non-customary services to tenants or share in the revenue from such services if the Fund does so through a taxable REIT subsidiary, though income earned through the taxable REIT subsidiary will be subject to corporate income taxes.

For U.S. federal income tax purposes, the IRS or a court may treat a loan with sufficient equity characteristics as equity for tax purposes. The Fund may obtain equity participation rights with respect to the Fund’s loans, and the Fund may make loans with relatively high loan-to-value ratios and/or high yields, which are among the features that can cause a loan to be treated as equity for U.S. federal income tax purposes. Although the Fund intends to structure each of the Fund’s loans so that the loan should be respected as debt for U.S. federal income tax purposes, it is possible that the IRS or a court could disagree and seek to recharacterize the loan as equity. Recharacterization of one of the Fund’s loans as equity for U.S. federal income tax purposes generally would require the Fund to include its share of the gross assets and gross income of the borrower in the Fund’s REIT asset and income tests. Inclusion of such items could jeopardize the Fund’s REIT tax status. Moreover, to the extent the Fund’s borrowers hold their assets as dealer property or inventory, if the Fund is treated as holding equity in a borrower for U.S. federal income tax purposes, the Fund’s share of gains from sales by the borrower would be subject to the 100% tax on prohibited transactions (except to the extent earned through a taxable REIT subsidiary).

The Fund may make investments in loans whose qualification as a real estate mortgage loan for REIT taxation purposes is uncertain or which are treated in part as qualifying mortgage loans and in part as unsecured loans. The failure of a loan that the Fund treated as a qualifying mortgage loan to qualify as such for REIT taxation purposes could cause the Fund to fail one or more of the REIT income or asset tests, and thereby cause the Fund to fail to qualify for taxation as a REIT unless certain relief provisions also apply.

In general, interest income accrued on a loan that is secured by real property and personal property during a taxable year constitutes qualifying mortgage interest in its entirety for purposes of the 75% gross income test only if the loan is secured by a mortgage on real property with a value (at the time the Fund committed to acquire the loan) at least equal to the highest outstanding principal amount of the loan during such taxable year. In the case of loans to improve or develop real property, the value of the real property collateral when the Fund commits to acquire a loan is deemed to include the reasonably estimated cost of the improvements or developments (other than personal property) which will secure the loan and which will be constructed from the proceeds of the loan. Subject to a limited exemption, if the outstanding principal balance of a mortgage loan during the taxable year exceeds the deemed value of the real property securing the loan at the time the Fund committed to acquire the loan, a portion of the interest accrued during the year will not be qualifying mortgage interest for the 75% income test and a portion of such loan likely will not be a qualifying real estate asset. In that case, the Fund could earn income that is not qualifying for the 75% income test and be treated as holding a non-real estate investment in whole or part, which could result in the Fund’s failure to qualify for taxation as a REIT. However, a mortgage loan secured by both real property and personal property will be treated as a wholly qualifying real estate asset and all interest will be qualifying income for purposes of the 75% income test if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property, even if the real property collateral value is less than the outstanding principal balance of the loan.

Any borrowings incurred by the Fund could result in the creation of taxable mortgage pools for U.S. federal income tax purposes. Except as provided below, the Fund generally would not be adversely affected by the characterization as a taxable mortgage pool so long as the Fund owns 100% of the equity interests in a taxable mortgage pool. Certain categories of Shareholders, however, such as non-U.S. Shareholders eligible for treaty or other benefits, shareholders with net operating losses, and certain U.S. tax-exempt shareholders that are subject to unrelated business income tax, could be subject to increased taxes on a portion of their dividend income from the Fund that is attributable to the taxable mortgage pool. In addition, to the extent that the Fund’s Shares are owned by tax-exempt “disqualified organizations,” such as certain government-related entities and charitable remainder trusts that are not subject to tax on unrelated business income, the Fund may incur a corporate level tax on a portion of the Fund’s income from the taxable mortgage pool. In that case, the Fund may reduce the amount of the Fund’s distributions to any disqualified organization whose Share ownership gave rise to the tax. Moreover, the Fund would be precluded from selling equity interests in these securitizations to outside investors, or selling any debt securities issued in connection with these securitizations that might be considered to be equity interests for U.S. federal income tax purposes. These limitations may prevent the Fund from using certain techniques to maximize the Fund’s returns from securitization transactions.

The SAI describes the Fund’s principal investment risks in more detail and also describes other risks applicable to the Fund. The additional risks include the following:

Risk of Effect of Fees and Expenses on Returns. The Fund will bear all expenses related to its operations. Such fees and expenses are expected to reduce the actual returns to investors. Most of the fees and expenses will be paid regardless of whether the Fund produces positive investment returns. As a result, the Fund could incur a substantial cost with no opportunity for a return.

Competition Risk. The securities industry and the varied strategies and techniques to be engaged in by the Advisor are extremely competitive and each involves a degree of risk. The Fund will compete with firms, including many of the larger securities and investment banking firms, which have substantially greater financial resources and research staffs. In addition, the Fund’s investments in Other Public Real Estate Securities trade independently of each other and may pursue investment strategies that “compete” with each other for execution or that cause the Fund to participate in positions that offset each other (in which case the Fund would bear its pro rata share of commissions and fees without the potential for a profit). Also, the Fund’s investments in Other Public Investment Fund could increase the level of competition for the same trades that Other Public Real Estate Securities might otherwise make, including the priorities of order entry. This could make it difficult or impossible to take or liquidate a position in a particular security at a price consistent with the Advisor’s strategy.

Risk of Long-Term Objective; Not a Complete Investment Program. The Fund is not meant to provide a vehicle for those who wish to exploit short-term fluctuations in the stock market. An investment in Shares of the Fund should not be considered a complete investment program.

Non-principal investment risks

Cyber Security Risk. As all financial services firms continue to face increased security threats, the Fund will face greater operational risks through breaches in cyber security. A breach in cyber security refers to both intentional and unintentional events that may cause the Fund to lose proprietary information, suffer data corruption, or lose operational capacity. This in turn could cause the Fund to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures, and/or financial loss. Cyber security threats may result from unauthorized access to the Fund’s digital information systems (e.g., through “hacking” or malicious software coding), but may also result from outside attacks such as denial-of-service attacks (i.e., efforts to make network services unavailable to intended users). In addition, because the Fund works closely with third-party service providers (e.g., adviser, administrator, transfer agent, and custodian), cyber security breaches at such third-party service providers may subject the Fund to many of the same risks associated with direct cyber security breaches. The same is true for cyber security breaches at any of the issuers in which the Fund may invest. While the Fund has established risk management systems designed to reduce the risks associated with cyber security, there can be no assurance that such measures will succeed.

Temporary Defensive Position. The Fund may, from time to time, take defensive positions that are inconsistent with the Fund’s principal investment strategy in attempting to respond to adverse market, economic, political or other conditions. During such times, the Advisor may determine that the Fund should invest up to 100% of its assets in cash or cash equivalents, including money market instruments, prime commercial paper, repurchase agreements, Treasury bills and other short-term obligations of the U.S. Government, its agencies or instrumentalities. In these and in other cases, the Fund may not achieve its investment objective. The Advisor may invest the Fund’s cash balances in any investments it deems appropriate. The Advisor expects that such investments will be made, without limitation and as permitted under the 1940 Act, in money market funds, repurchase agreements, U.S. Treasury and U.S. agency securities, municipal bonds and bank accounts. Any income earned from such investments is ordinarily reinvested by the Fund in accordance with its investment program. Many of the considerations entering into recommendations and decisions of the Advisor and the Fund’s portfolio managers are subjective.

Limits of Risk Disclosures

The above discussion of the various risks associated with the Fund and its securities is not, and is not intended to be, a complete enumeration or explanation of the risks involved in an investment in the Fund. Prospective investors should read this entire Prospectus and consult with their own advisors before deciding whether to invest in the Fund. In addition, as market, economic, political, tax and other factors change or evolve over time, an investment in the Fund may be subject to risk factors not foreseeable at this time or described in this Prospectus.

MANAGEMENT OF THE FUND

Trustees and Officers

The Board of Trustees is broadly responsible for the management of the Fund, including general supervision of the duties performed by the Advisor. The Board of Trustees approves all material agreements between the Fund and persons or companies furnishing services to the Fund. The day-to-day operation of the Fund is delegated to the officers of the Fund and the Advisor subject always to the investment objective, restrictions, and policies of the Fund and to the general supervision of the Board of Trustees. Officers of the Fund are affiliated with either the Advisor or another of the Fund’s service providers. While each such officer intends to devote what he or she and the Board of Trustees believe to be a sufficient amount of professional time to the duties and responsibilities of the particular officer position of the Fund, such officer’s services are not exclusive to the Fund and such officer may provide similar services to other entities.

The names and business addresses of the Trustees and officers of the Fund and their principal occupations and other affiliations during the past five years are set forth under “Management of the Fund” in the SAI.

Advisor

Thirdline Capital Management, LLC (the “Advisor”), a limited liability company organized under the laws of the Commonwealth of Virginia, serves as the investment advisor to the Fund and is registered as such with the SEC under the Advisers Act. The Advisor’s address is 1810 MacTavish Ave., Richmond, Virginia 23230. The Advisor was formed in 2021, and the Fund is its only client. The majority owner and Managing Member of the Advisor is Charles C. Hutchens. Mr. Hutchens is responsible for the day-to-day management of the Fund.

The Advisor provides investment advisory services to the Fund, under the supervision of the Board of Trustees, pursuant to the investment advisory agreement (the “Advisory Agreement”). Under the terms of the Advisory Agreement, the Advisor implements the overall investment strategy of the Fund; provides facilities and personnel, including officers required for the operations of the Fund; facilitates the preparation of various regulatory filings; liaises with regulators or exchange personnel as appropriate; invests and reinvests the assets of the Fund by selecting the securities, instruments and other investments and techniques that the Fund may purchase, sell or use; and fulfills certain regulatory compliance responsibilities. In consideration of the advisory services provided by the Advisor to the Fund, the investment advisory fee is computed at the annual rate of 0.98%, less any fee waivers (the “Advisory Fee”). The Advisory Fee is an expense paid out of the Fund’s assets.

A discussion regarding the basis for the approval of the Advisory Agreement by the Board of Trustees will be available in the Fund’s semi-annual report to Shareholders for the period ended September 30, 2023.

Portfolio Manager

Mr. Charles C. Hutchens, Managing Member of the Advisor is primarily responsible for the day-to-day management of the Fund’s portfolio and has served in that capacity since the Fund’s launch in 2021. The SAI provides additional information about Mr. Hutchens’ compensation, other accounts managed and his respective ownership of Fund Shares.

FUND EXPENSES

The Advisor is obligated to pay expenses associated with providing the services stated in the Advisory Agreement, including compensation of and office space for its officers and employees connected with investment and economic research, trading and investment management and administration of the Fund. The Fund pays the advisory fee and all other expenses incurred in the operation of the Fund including, among other things, (a) expenses for legal and independent accountants’ services, (b) costs of printing proxies, share certificates, if any, and reports to shareholders, (c) charges of the custodian, transfer agent, fund accounting agent and administrator, (d) fees and expenses of independent Trustees, (e) printing costs, (fi) membership fees in trade association, (g) fidelity bond coverage for the Fund’s officers and Trustees, (h) errors and omissions insurance for the Fund’s officers and Trustees, (i) brokerage costs, (j) taxes, (k) costs associated with the Fund’s quarterly repurchase offers, (l) servicing fees and (m) investment related expenses, including, as applicable, brokerage commissions and other transaction expenses in connection with the Fund’s purchase and sale of assets, borrowing charges on securities sold short (if any), clearing and settlement charges, recordkeeping, interest expense, line of credit fees, (n) fees and expenses associated with the selection, acquisition or origination of real estate properties, construction, real estate development, special servicing of non-performing assets (including, but not limited to, reimbursement of non-ordinary expenses and employee time required to special service a non-performing asset), and the sale of equity investments in real estate, (o) professional fees relating to investments, including expenses of consultants, investment bankers, attorneys, accountants, tax advisors and other experts, (p) legal expenses (including those expenses associated with preparing the Fund’s public filings, attending and preparing for Board meetings, and generally serving as counsel to the Fund), (q) fees and expenses related to compliance with rules and regulations related to the federal securities laws and for maintaining the Fund’s tax status as a REIT, and (p) other extraordinary or non-recurring expenses and other expenses properly payable by the Fund, including any expenses incurred outside of the ordinary course of business, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or similar proceeding and indemnification expenses as provided for in the Fund’s organizational documents The expenses incident to the offering and issuance of shares to be issued by the Fund will be recorded as a reduction of capital of the Fund attributable to the shares.

Except as otherwise described in this Prospectus, the Advisor will be reimbursed by the Fund for any of the costs and expenses which are an obligation of the Fund that the Advisor or an affiliate pays or otherwise incurs on behalf of the Fund, including the costs and expenses described above.

Expense Limitation

Pursuant to an Expense Limitation Agreement the Advisor has contractually agreed to waive its management fee and/or pay or reimburse the ordinary annual operating expenses of the Fund, which includes all expenses necessary or appropriate for the operation of the Fund, including expenses such as, but not limited to, administration, accounting, transfer agency, custody, filing and registration fees, audit, tax preparation, organization and offering expenses, shareholder servicing and advisory fees (the “Operating Expenses”). Items that are specifically excluded from Operating Expenses are brokerage commissions, dividend expense on securities sold short, borrowing costs related to short-selling securities, interest expense, acquired fund fees and expenses, and extraordinary or non-routine expenses such as litigation expenses, taxes related to a failure to qualify as a REIT or meet distribution requirements and IRS or federal agency fees or charges. Moreover, any fees related to directly- held property by the Fund, whether through a joint-venture or wholly-owned subsidiary entity will be excluded from the definition of Operating Expenses. The Fund’s Operating Expenses are limited to 1.50% of the Fund’s average daily net assets. The Advisor is entitled to seek reimbursement from the Fund of fees waived or expenses paid or reimbursed to the Fund for a period ending three years after the date of the waiver, payment or reimbursement, subject to the limitation that a reimbursement will not cause the Fund’s Operating Expenses to exceed the lesser of (a) the expense limitation amount in effect at the time such fees were waived or expenses paid or reimbursed, or (b) the expense limitation amount in effect at the time of the reimbursement. The Expense Limitation Agreement will remain in effect at least through July 31, 2024, and thereafter shall continue in effect from year to year for successive one-year periods provided that such continuance is approved at least annually by the Board, unless sooner terminated.

NET ASSET VALUE

The net asset value (“NAV”) of the Fund’s Shares is determined daily, as of the close of regular trading on the NASDAQ (normally, 4:00 p.m., Eastern time). Each Share is offered at the NAV next calculated after receipt of the purchase in good order. The price of the Shares increases or decreases on a daily basis according to the NAV of the Shares. The NAV of the Fund will equal, unless otherwise noted, the value of the total assets of the Fund, less all of its liabilities, including accrued fees and expenses. With respect to the valuation of securities held by the Fund, the Fund will generally value such assets as described below.

As permitted by Rule 2a-5 under the 1940 Act, the Board has designated the Advisor as the Fund’s valuation designee (the “Valuation Designee”) to perform fair value determinations relating to all portfolio investments. As the Valuation Designee, the Fund has adopted and implemented procedures to be followed by the Advisor when making fair value determinations. The Advisor carries out its designated responsibilities as Valuation Designee pursuant to the valuation procedures, which govern the Valuation Designee’s selection and application of methodologies and independent pricing services for determining and calculating the fair value of portfolio investments. Generally, portfolio securities and other assets for which market quotations are readily available are valued at market value, which is ordinarily determined on the basis of official closing prices or the last reported sales prices. Investments for which market quotations are not readily available or are deemed to be unreliable are valued at fair value as determined in good faith pursuant to Rule 2a-5 under the 1940 Act, taking into consideration all available information and other factors that the Advisor deems pertinent, in each case subject to the oversight of the Board. Such determinations may be made on the basis of valuations obtained from independent third-party valuation agents or pricing services or other third-party sources (“Pricing Services”), provided that the Advisor shall retain the discretion to use any relevant data, including information obtained from any Pricing Service, that the Advisor deems to be reliable in determining fair value under the circumstances. The Advisor is responsible for ensuring that any Pricing Service engaged to provide valuations discharges its responsibilities and will periodically receive and review such information about the valuation of the Fund’s securities or other assets as it deems necessary to exercise its oversight responsibility.

The Board has delegated the day-to-day responsibility for determining these fair values in accordance with the policies it has approved to the Advisor. Fair valuation involves subjective judgments, and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security. Like all investments that are valued at fair value, these investments will be difficult to value. There is no single standard for determining fair value of a security. Likewise, there can be no assurance that the Fund will be able to purchase or sell a portfolio security at the fair value price used to calculate the Fund’s NAV. Rather, in determining the fair value of a security for which there are no readily available market quotations, the Advisor may consider several factors, including: (1) common factors including, but not limited to, pricing history, current market level, supply and demand of the respective security; (2) comparison to the values and current pricing of securities that have comparable characteristics; (3) knowledge of historical market information with respect to the security; (4) other factors relevant to the security which may include, but are not limited to, duration, yield, fundamental analytical data, the Treasury yield curve, and credit quality. The Advisor will also consider periodic financial statements (audited and unaudited) or other information provided by the issuer. The Advisor will attempt to obtain current information to value all fair valued securities, but it is anticipated that portfolio holdings of the Private Real Estate Funds and Private REITs will be available on no more than a quarterly basis. For Private Real Estate Funds and Private REITs that are audited, it will be common for the Fund to defer to the pricing policy of these investments rather than attempt to develop its own pricing model.

Readily marketable portfolio securities listed on the NYSE are valued, except as indicated below, at the last sale price reflected on the consolidated tape at the close of the NYSE on the business day as of which such value is being determined. If there has been no sale on such day, the securities are valued at the mean of the closing bid and asked prices on such day. If no bid or asked prices are quoted on such day or if market prices may be unreliable because of events occurring after the close of trading, then the security is valued by such method as the Board shall determine in good faith to reflect its fair market value. Readily marketable securities not listed on the NYSE but listed on other domestic or foreign securities exchanges are valued in a like manner.

Portfolio securities traded on more than one securities exchange are valued at the last sale price on the business day as of which such value is being determined as reflected on the consolidated tape at the close of the exchange representing the principal market for such securities. Securities trading on the NASDAQ are valued at the NASDAQ official closing price.

Readily marketable securities traded in the over-the-counter market, including listed securities whose primary market is believed by the Advisor to be over-the-counter, are valued at the mean of the current bid and asked prices as reported by the NASDAQ or, in the case of securities not reported by the NASDAQ or a comparable source, as the Board deems appropriate to reflect their fair market value. Where securities are traded on more than one exchange and also over-the-counter, the securities will generally be valued using the quotations the Board believes reflect most closely the value of such securities.

Debt securities are priced based upon valuations provided by independent, third-party pricing agents, if available. Such values generally reflect the last reported sales price if the security is actively traded. The third-party pricing agents may also value debt securities at an evaluated bid price by employing methodologies that utilize actual market transactions, broker-supplied valuations, or other methodologies designed to identify the market value for such securities. Such methodologies generally consider such factors as security prices, yields, maturities, call features, ratings and developments relating to specific securities in arriving at valuations. On the first day a new debt security purchase is recorded, if a price is not available on the automated pricing feeds from the Fund’s primary and secondary pricing vendors nor is it available from an independent broker, the security may be valued at its purchase price. Each day thereafter, the debt security will be valued according to the Fund’s fair valuation policies until an independent source can be secured. Debt obligations with remaining maturities of sixty days or less may be valued at their amortized cost, which approximates market value. The Fund’s direct real estate debt investments in loans, including, senior mortgage loans, subordinated mortgage loans and mezzanine loans are typically fair valued based on prices provided by independent third-party pricing agents. The Fund accounts for whole loans at the individual loan level for valuation purposes, and whole loans and fractional loans are fair valued using inputs that take into account borrower-level data (e.g., payment history) that is gathered and evaluated periodically to reflect new information regarding the borrower or loan, if any.

Options are valued at the mean of the last quoted bid and ask prices as of the close of regular trading on the primary exchange in which they trade. In determining prices for exchange-listed options, pricing will be based on prices as reported on the option’s primary exchange.

The Advisor in coordination with the Administrator will provide the Board with periodic reports, no less frequently than quarterly, that discuss the functioning of the valuation process, if applicable to that period, and that identify issues and valuation problems that have arisen, if any. To the extent deemed necessary by the Advisor, the Board will review any securities valued by the Advisor in accordance with the Fund’s valuation policies.

Loans originated by the Fund are valued on an individual loan level and fair valuation of such loans are performed using inputs that incorporate borrower level data. The Fund expects that any originated loans will be secured by real property and that the Fund will value such loans based on the ability of a borrower to repay a loan secured by the real estate property. The Fund expects to value such loans based on property level reporting by the borrower with respect to the following factors: net operating income, occupancy rates, rent rolls, property expenses, balance sheets and bank statements. As the Fund receives this reporting, the Fund reviews the information and inputs the appropriate data into the fair valuation. Although the minimum reporting requirement is generally monthly, many sponsors provide weekly occupancy reports and other qualitative updates more frequently. The Fund intends to monitor and assess the key primary property-level data points on a daily basis, although these major property inputs rarely change daily. In addition, to the extent useful for a fair valuation of an originated loan, the Fund may include data about the sponsor that includes, among other things: credit checks, background checks, review of all sponsor assets and liabilities (including a schedule of real estate owned (SREO)). The Fund expects this sponsor information to be updated by the borrower at least annually.

Prospective investors should be aware that situations involving uncertainties as to the value of portfolio positions could have an adverse effect on the Fund’s NAV if the judgments of the Board of Trustees or the Advisor regarding appropriate valuations should prove incorrect.

INVESTORS IN THE FUND

An investment in the Fund involves a considerable amount of risk. It is possible that investors will lose money. Before making an investment decision, an investor should (i) consider the appropriateness of this investment with respect to personal investment objectives and financial situation and (ii) consider factors such as personal net worth, income, age, risk tolerance and liquidity needs. An investor should invest in the Fund only money that it can afford to lose, and it should not invest in the Fund money to which it will need access in the short-term or on a frequent basis. In addition, all investors should be aware of how the Fund’s investment strategies fit into their overall investment portfolios because the Fund is not designed to be, by itself, a well-balanced investment for a particular investor. The Fund focuses its investments in Real Estate Investments and will be susceptible to any declines in the real estate industry.

An investment in the Fund is appropriate only for investors who can bear the risks associated with the illiquidity of the Fund’s Shares and should be viewed as a long-term investment. The Fund should be considered to be an illiquid investment. Investors will not be able to redeem Shares on a daily basis because the Fund is a closed-end fund operating as an interval fund. The Fund’s Shares are not traded on an active market and there is currently no secondary market for the Shares, nor does the Fund expect a secondary market in the Shares to develop. However, limited liquidity may be available through the quarterly repurchase offers described in this Prospectus.

PURCHASES OF SHARES

Minimum Initial Investment

The Fund’s Shares are sold and redeemed at NAV. The minimum initial investment for Shares of the Fund is $5,000. The Fund may repurchase all the Shares held by a Shareholder if the Shareholder’s account balance in the Fund, because of repurchase or transfer requests by the Shareholder, is less than $500. The Fund may, at the Advisor’s sole discretion, accept accounts with less than the minimum investment amount.

Purchasing Shares

An investor may make purchases directly from the Fund by mail or bank wire. Investors will be assessed fees for returned checks and stop payment orders at prevailing rates charged by the Fund’s transfer agent. The Fund may a charge a fee for returned checks and stop payments. The Fund has also authorized one or more brokers to accept purchase orders on its behalf and such brokers are authorized to designate intermediaries to accept purchase orders on behalf of the Fund. Orders will be deemed to have been received when the Fund, an authorized broker, or broker-authorized designee receives the order, subject to the order being accepted by the Fund in good order. The orders will be priced at the Fund’s NAV next computed after the orders are received. Investors may also be charged a fee by a broker or agent if Shares are purchased through a broker or agent.

The Fund reserves the right to (i) refuse to accept any request to purchase Shares of the Fund for any reason or (ii) suspend its offering of Shares at any time.

Regular Mail Orders. Payment for Shares must be made by check from a U.S. financial institution and payable in U.S. dollars. Cash, money orders, and traveler’s checks will not be accepted by the Fund. If checks are returned due to insufficient funds or other reasons, the investor’s purchase will be canceled and the investor will also be responsible for any losses or expenses incurred by the Fund and the Fund’s transfer agent. The Fund will charge a $__ fee and may redeem Shares of the Fund already owned by the purchaser or shares of another identically registered account in another series of the Fund to recover any such loss. For regular mail orders, please complete a Fund Shares Application and mail it, along with a check made payable to the Fund, to:

Thirdline Real Estate Income Fund

c/o UMB Fund Services, Inc,

P.O. Box 2175

Milwaukee, WI 53201

The application must contain a valid Social Security Number (“SSN”) or Taxpayer Identification Number (“TIN”). If an investor has applied for a SSN or TIN at the time of completing the account application but has not received the number, please indicate this on the application and include a copy of the form applying for the SSN or TIN. Taxes are not withheld from distributions to U.S. investors if certain IRS requirements regarding the SSN or TIN are met and the Fund has not been notified by the IRS that the particular U.S. investor is subject to back-up withholding.

By sending a check to the Fund, investors should be aware that they are authorizing the Fund to make a one-time electronic debit from their account at the financial institution indicated on their check. The bank account will be debited as early as the same day the Fund receives payment in the amount of the investor’s check. The original check will be destroyed once processed, and the investor will not receive the canceled check back. If the Fund cannot post the transaction electronically, the investor authorizes the Fund to present an image copy of the check for payment.

Bank Wire Orders. Purchases may also be made through bank wire orders. To establish a new account or to add to an existing account by wire, please call the Fund at (877) 771-7715 for instructions.

Subsequent Investments. Shareholders may add to their account by mail or wire at any time by purchasing Shares at the then current public offering price. The minimum subsequent investment is $500. Before adding funds by bank wire, please call the Fund at (877) 771-7715 for wire instructions and to advise the Fund of the investment, dollar amount, and the account identification number. Mail orders should include, if possible, the “Invest by Mail” stub that is attached to Fund confirmation statements. Otherwise, Shareholders should identify their account in a letter accompanying the purchase payment.

Stock Certificates. The Fund normally does not issue stock certificates. Evidence of ownership of Shares is provided through entry in the Fund’s share registry. Investors will receive periodic account statements (and, where applicable, purchase confirmations) that will show the number of Shares owned.

QUARTERLY REPURCHASE OF SHARES

The Fund is a closed-end interval fund and, to provide liquidity and the ability to receive NAV on a disposition of at least a portion of Shares, makes quarterly offers to repurchase Shares. No Shareholder will have the right to require the Fund to repurchase its Shares, except as permitted by the Fund's interval structure. No public market for the Shares exists, and none is expected to develop in the future. Consequently, Shareholders will not be able to liquidate their investment other than as a result of repurchases of their Shares by the Fund, and then only on a limited basis.

The Fund has adopted, pursuant to Rule 23c-3 under the Investment Company Act, a fundamental policy, which cannot be changed without Shareholder approval, requiring the Fund to offer to repurchase at least 5% of its Shares at NAV on a regular schedule. The schedule adopted by the Fund currently requires the Fund to make repurchase offers every three months.

Repurchase Dates

The Fund will make quarterly repurchase offers every three months. As discussed below, the date on which the repurchase price for Shares is determined will occur no later than the 14th day after the final day in which Shareholders may submit a repurchase request of their Shares (the “Repurchase Request Deadline”) (or the next Business Day, if the 14th day is not a Business Day).

Repurchase Request Deadline

The date by which Shareholders wishing to tender Shares for repurchase must respond to the repurchase offer typically falls seven days before the Repurchase Pricing Date (defined below). When a repurchase offer commences, the Fund sends, at least 21 days before and no more than 42 days before the Repurchase Request Deadline, written notice to each Shareholder setting forth, among other things:

(a) the percentage of outstanding Shares that the Fund is offering to repurchase and how the Fund will purchase Shares on a pro rata basis if the offer is oversubscribed;

(b) the date of the Repurchase Request Deadline;

(c) the date that will be used to determine the Fund's NAV applicable to the repurchase offer (the “Repurchase Pricing Date”);

(d) the date by which the Fund will pay to Shareholders the proceeds from their Shares accepted for repurchase;

(e) the NAV of the Shares as of a date no more than seven days before the date of the written notice and the means by which Shareholders may ascertain the NAV;

(f) the procedures by which Shareholders may tender their Shares and the right of Shareholders to withdraw or modify their tenders before the Repurchase Request Deadline;

(g) the circumstances in which the Fund may suspend or postpone the repurchase offer; and

(h) the repurchase offer amount and any applicable fees to such repurchase.

This notice may be included in a Shareholder report or other Fund document. The Repurchase Request Deadline will be strictly observed. If a Shareholder fails to submit a repurchase request in good order by the Repurchase Request Deadline, the Shareholder will be unable to liquidate Shares until a subsequent repurchase offer, and will have to resubmit a request in the next repurchase offer. Shareholders may withdraw or change a repurchase request with a proper instruction submitted in good order at any point before the Repurchase Request Deadline.

Determination of Repurchase Price and Payment for Shares

The Repurchase Pricing Date will occur no later than the 14th day after the Repurchase Request Deadline (or the next business day, if the 14th day is not a Business Day). The Fund expects to distribute payment to Shareholders between one and three Business Days after the Repurchase Pricing Date and will distribute such payment no later than seven calendar days after such date. The repurchase price is the Fund’s NAV per Share, reduced by any applicable repurchase fee. The Fund's NAV per Share may change materially between the date a repurchase offer is mailed and the Repurchase Request Deadline, and it may also change materially between the Repurchase Request Deadline and Repurchase Pricing Date. The method by which the Fund calculates NAV is discussed above under “Net Asset Value.” During the period an offer to repurchase is open, Shareholders may obtain the current NAV by calling the Fund's transfer agent at (877) 771-7715.

Repurchase Fee

Shareholders who tender for repurchase shares that have been held, as of the time of repurchase, less than 365 days from the purchase date will be subject to a repurchase fee (early withdrawal charge) of 1.00% of the original purchase price. The Fund may waive the repurchase fee in the following situations: (1) shareholder death or (2) shareholder disability. Any such waiver does not imply that the repurchase fee will be waived at any time in the future or that it will be waived for any other shareholder.

Suspension or Postponement of Repurchase Offers

The Fund may suspend or postpone a repurchase offer in limited circumstances set forth in Rule 23c-3 under the Investment Company Act, as described below. The Fund, with the approval of a majority of the Independent Trustees, may suspend or postpone a repurchase offer only: (i) if making or effecting the repurchase offer would cause the Fund to lose its status as a REIT under the Code; (ii) for any period during which the NYSE or any other market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (iii) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (iv) for such other periods as the SEC may by order permit for the protection of Shareholders of the Fund.

Oversubscribed Repurchase Offers

There is no minimum number of Shares that must be tendered before the Fund will honor repurchase requests. However, the Board of Trustees shall set for each repurchase offer a maximum percentage of Shares that may be repurchased by the Fund, which is currently 5% of the Fund's outstanding Shares. In the event a repurchase offer by the Fund is oversubscribed, the Fund may repurchase, but is not required to repurchase, additional Shares up to a maximum amount of 2% of the outstanding Shares. If the Fund determines not to repurchase additional Shares beyond the repurchase offer amount, or if Shareholders tender an amount of Shares greater than that which the Fund is entitled to repurchase, the Fund will repurchase the Shares tendered on a pro rata basis.

If any Shares that a Shareholder wishes to tender to the Fund are not repurchased because of proration, the Shareholder will have to wait until the next repurchase offer and resubmit a new repurchase request, and the Shareholder’s repurchase request will not be given any priority over other Shareholders' requests. Thus, there is a risk that the Fund may not purchase all of the Shares that a Shareholder wishes to have repurchased in a given repurchase offer or in any subsequent repurchase offer. In anticipation of the possibility of proration, some Shareholders may tender more Shares than they wish to have repurchased in a particular quarter, increasing the likelihood of proration.

There is no assurance that a Shareholder will be able to tender Shares when or in the amount that the Shareholder desires.

Consequences of Repurchase Offers

From the time the Fund distributes or publishes each repurchase offer notification until the Repurchase Pricing Date for that offer, the Fund intends to maintain liquid assets in excess of the gross estimated value of the percentage of its Shares subject to the repurchase offer. For this purpose, “liquid assets” means assets that may be sold or otherwise disposed of in the ordinary course of business, at approximately the price at which the Fund values them, within the period between the Repurchase Request Deadline and the repurchase payment deadline, or which mature by the repurchase payment deadline. The Fund anticipates that liquid assets for these purposes will typically consist of cash, cash equivalents, common stocks of publicly traded companies, money market funds and exchange traded funds. The Fund is also permitted to borrow up to the maximum extent permitted under the Investment Company Act. Such borrowings, in the form of a line of credit, could be used to fund repurchase offers to the extent the Fund’s then current cash position can be better deployed within the portfolio.

If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect Shareholders who do not tender their Shares by increasing the Fund's expenses and reducing any net investment income. There is no assurance that the Fund will be able sell a significant amount of additional Shares so as to mitigate these effects. The Board of Trustees has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the repurchase offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund does not comply with these liquidity requirements, the Board of Trustees will take whatever action it deems appropriate to ensure compliance.

These and other possible risks associated with the Fund's repurchase offers are described under “Non-Listed Closed-End Fund Structure – Repurchase Offers Risk” below. In addition, the repurchase of Shares by the Fund will be a taxable event to Shareholders, potentially even to those Shareholders that do not participate in the repurchase. For a discussion of these tax consequences, see “Taxation” below and “Tax Aspects” in the SAI.

Transfers of Shares

Shares may be transferred only:

(a) By operation of law as a result of the death, bankruptcy, insolvency, adjudicated incompetence or dissolution of the Shareholder; or

(b) Under certain limited circumstances, with the written consent of the Fund, which may be withheld in its sole discretion and is expected to be granted, if at all, only under extenuating circumstances.

A Shareholder transferring Shares may be charged reasonable expenses, including attorneys’ and accountants’ fees, incurred by the Fund in connection with the transfer.

In subscribing for Shares, a Shareholder agrees to indemnify and hold harmless the Fund, the Board of Trustees, the Advisor, each other Shareholder and any of their affiliates against all losses, claims, damages, liabilities, costs and expenses (including legal or other expenses incurred in investigating or defending against any losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement), joint or several, to which those persons may become subject by reason of, or arising from, any transfer made by that Shareholder in violation of these provisions or any misrepresentation made by that Shareholder or a substituted Shareholder in connection with any such transfer.

NON-LISTED CLOSED-END FUND STRUCTURE

Closed-end Fund; Liquidity Risks. The Fund is a non-diversified closed-end management investment company designed primarily for long-term investors and is not intended to be a trading vehicle. An investor should not invest in the Fund if the investor needs a liquid investment. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to redeem their Shares on a daily basis at a price based on NAV.

Limitations on Transfer; Shares Not Listed; No Market for Shareholder Shares. The transferability of Shares is subject to certain restrictions contained in the Fund’s Agreement and Declaration of Trust and is affected by restrictions imposed under applicable securities laws. The Shares are not traded on any national securities exchange or other market. No market currently exists for the Shares, and the Fund contemplates that one will not develop. The Shares are, therefore, not readily marketable. Although the Fund will conduct quarterly repurchases of Shares, no assurances can be given that the Fund will not suspend the offer in accordance with Rule 23c-3(b)(3)(1). Consequently, Shares should only be acquired by investors able to commit their funds for an indefinite period of time.

The following table shows the amounts of Common Shares of the Fund that were authorized and outstanding as of June 30, 2023:

(1)	(2)	(3)	(4)
Title of Class	Amount Authorized	Amount Held by the Fund for its Own Account	Amount Outstanding Exclusive of Amount Shown under Column
Common Shares	Unlimited	0	6,134,388

Repurchase Offers Risk. As described under “Quarterly Repurchase of Shares”, the Fund is an “interval fund” and, in order to provide liquidity to Shareholders, the Fund, subject to applicable law, will conduct quarterly repurchase offers of the Fund's outstanding Shares at NAV, subject to approval of the Board of Trustees. Repurchases will be for 5% of the Fund’s outstanding Shares at NAV, pursuant to Rule 23c-3 under the Investment Company Act.

●	The Fund believes that these repurchase offers are generally beneficial to the Shareholders, and repurchases generally will be funded from available cash. However, repurchase offers and the need to fund repurchase obligations may affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund's investment performance.

●	To the extent the Fund finances repurchase amounts by selling Fund investments, the Fund may hold a larger proportion of its assets in less liquid securities. Moreover, reduction in the size of the Fund through repurchases may result in untimely sales of portfolio securities (with associated imputed transaction costs, which may be significant), and may limit the ability of the Fund to participate in new investment opportunities or to achieve its investment objective.

●	Repurchases of the Fund’s Shares will reduce the number of outstanding Shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets would increase the Fund’s expense ratio, to the extent that additional Shares are not sold and expenses otherwise remain the same (or increase).

●	The Fund may accumulate cash by holding back (i.e., not reinvesting) payments received in connection with the Fund's investments. Although the Fund intends to maintain liquid assets in excess of the gross estimated value of the percentage of its Shares subject to the repurchase offer, if at any time liquid assets held by the Fund are not sufficient to meet the Fund's repurchase obligations, the Fund will sell investments, though the price received may be lower than the value of the investments as determined by the Fund, which would cause the Fund to realize losses.

●	The sale of securities to fund repurchases could reduce the market price of those investments.

●	If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect Shareholders who do not tender their Shares by increasing the Fund's expenses and reducing any net investment income. In each case, such actions may reduce the Fund’s NAV. The Fund’s Borrowings are limited to 33 1/3% of the Fund’s total assets (less all liabilities and indebtedness not represented by 1940 Act leverage) immediately after such Borrowings. The Fund’s use of Borrowings in this manner will cause the Fund to incur additional interest expenses.

●	If a repurchase offer is oversubscribed, the Board may determine to increase the amount repurchased by up to 2% of the Fund's outstanding Shares as of the date of the Repurchase Request Deadline. If the Board determines not to repurchase more than the repurchase offer amount, or if Shareholders tender more than the repurchase offer amount plus 2% of the Fund's outstanding Shares as of the date of the Repurchase Request Deadline, the Fund will repurchase the Shares tendered on a pro rata basis, and Shareholders will have to wait until the next repurchase offer to make another repurchase request. As a result, Shareholders may be unable to liquidate all or a given percentage of their investment in the Fund during a particular repurchase offer. Some Shareholders, in anticipation of proration, may tender more Shares than they wish to have repurchased in a particular quarter, thereby increasing the likelihood that proration will occur.

●	Because of the potential for proration, some investors might tender more shares than they wish to have repurchased in order to ensure the repurchase of a specific number of shares.

●	A Shareholder may be subject to market and other risks, and the NAV of Shares tendered in a repurchase offer may decline between the Repurchase Request Deadline and the date on which the NAV for tendered Shares is determined. In addition, the repurchase of Shares by the Fund may be a taxable event to Shareholders.

VOTING RIGHTS OF SHAREHOLDERS

Each of the Fund’s Shareholders will have the right to cast a number of votes based on the number of Shares held at any meeting of Shareholders called by the Trustees or Shareholders holding at least a majority of the total number of votes eligible to be cast by all Shareholders. Shareholders will be entitled to vote on any matter on which holders of equity securities of a registered investment company formed as a statutory trust under the laws of the State of Delaware would be entitled to vote, including selection of Trustees, changes to the Fund’s fundamental investment policies, and approval of the selection of any new investment advisor to the Fund. As it relates to claims arising under federal securities laws, the SEC has articulated the position that Article V. Section 6 of the Declaration of Trust is not applicable. The Trust has included language in Article V. Section 6 of the Declaration of Trust that so indicates that the provision will not apply to claims arising under the federal securities laws. However, if such claim arises under federal securities laws, the Trust may seek a legal opinion regarding the SEC’s position on this matter which could result in the Trust applying Article V. Section 6 of the Declaration of Trust. Except for the exercise of their voting privileges, the Fund’s Shareholders will not be entitled to participate in the management or control of the Fund’s business, and may not act for or bind the Fund.

TAXATION

The following briefly summarizes some of the important federal income tax consequences to shareholders of investing in the Fund’s shares, reflects the federal tax law as of the date of this prospectus, and does not address special tax rules applicable to certain types of investors, such as corporate, tax-exempt and foreign investors. Investors should consult their tax advisors regarding other federal, state or local tax considerations that may be applicable in their particular circumstances, as well as any proposed tax law changes. The Fund and its service providers do not provide tax advice.

The following is a summary discussion of certain U.S. federal income tax consequences that may be relevant to a shareholder of the Fund that acquires, holds and/or disposes of shares of the Fund, and reflects provisions of the Internal Revenue Code of 1986, as amended, existing Treasury regulations, rulings published by the IRS, and other applicable authority, as of the date of this prospectus. These authorities are subject to change by legislative or administrative action, possibly with retroactive effect. The following discussion is only a summary of some of the important tax considerations generally applicable to investments in the Fund and the discussion set forth herein does not constitute tax advice. For more detailed information regarding tax considerations, see the Statement of Additional Information. There may be other tax considerations applicable to particular investors such as those holding shares in a tax deferred account such as an IRA or 401(k) plan. In addition, income earned through an investment in the Fund may be subject to state, local and foreign taxes.

Prospective investors are urged to consult their own tax advisors regarding an investment in the Shares of the Fund in light of their own particular circumstances.

The Fund intends to continue to elect to be taxed as a REIT under the Code. A REIT generally is not subject to U.S. federal income tax on the income that it distributes to its stockholders if it meets the applicable REIT distribution and other requirements for qualification. The Fund believes that it will be organized, owned and operated in conformity with the requirements for qualification for taxation as a REIT under the Code. However, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations (including with respect to matters that the Fund may not control or for which it is not possible to obtain all the relevant facts) and the possibility of future changes in the Fund’s circumstances or applicable law, no assurance can be given that the Fund will so qualify for any particular year or that the IRS will not challenge the Fund’s conclusions with respect to its satisfaction of the REIT requirements.

Qualification for taxation as a REIT depends on the Fund’s ability to meet, on a continuing basis, through actual results of operations, distribution levels, diversity of share ownership and various qualification requirements imposed upon REITs by the Code. In addition, the Fund’s ability to qualify for taxation as a REIT may depend in part upon the operating results, organizational structure and entity classification for U.S. federal income tax purposes of certain entities in which the Fund invests, which the Fund may not control. The Fund’s ability to qualify for taxation as a REIT also requires that the Fund satisfy certain asset and income tests, some of which depend upon the fair market values of assets directly or indirectly owned by the Fund or which serve as security for loans made by the Fund. Such values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of the Fund’s operations for any taxable year will satisfy the requirements for qualification for taxation as a REIT. For additional information regarding the taxation of the Fund, see the SAI.

Taxation of REITs in General

As indicated in this section, the Fund’s qualification and taxation as a REIT depends upon the Fund’s ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Code. The material qualification requirements are summarized below under “—Requirements for Qualification as a REIT.” While the Fund intends to operate so that it qualifies as a REIT, no assurance can be given that the IRS will not challenge the qualification, or that the Fund will be able to operate in accordance with the REIT requirements in the future. See “—Failure to Qualify.”

Provided that the Fund qualifies as a REIT, generally the Fund will be entitled to a deduction for dividends that it pays and therefore will not be subject to U.S. federal corporate income tax on its net taxable income that is currently distributed to Shareholders. This treatment substantially eliminates the “double taxation” at the corporate and Shareholder levels that generally results from an investment in a C corporation (i.e., a corporation generally subject to U.S. federal corporate income tax). Double taxation means taxation once at the corporate level when income is earned and once again at the shareholder level when the income is distributed. In general, the income that the Fund generates, to the extent declared as a dividend and subsequently paid to Shareholder, is taxed only at the Shareholder level.

If the Fund continues to qualify as a REIT, the Fund will nonetheless be subject to U.S. federal tax in the following circumstances:

● The Fund will pay U.S. federal income tax on its taxable income, including net capital gain, that it does not distribute to Shareholders during, or within a specified time after, the calendar year in which the income is earned.

● If the Fund has net income from “prohibited transactions,” which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax.

● If the Fund elects to treat property that it acquires in connection with a foreclosure of a mortgage loan or from certain leasehold terminations as “foreclosure property,” the Fund may thereby avoid (a) the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction) and (b) the inclusion of any income from such property not qualifying for purposes of the REIT gross income tests discussed below, but the income from the sale or operation of the property may be subject to U.S. corporate income tax at the highest applicable rate.

● If due to reasonable cause and not willful neglect the Fund fails to satisfy either the 75% gross income test or the 95% gross income test discussed below, but nonetheless maintain its qualification as a REIT because other requirements are met, the Fund will be subject to a 100% tax on the greater of the amount by which it fails the 75% gross income test or the 95% gross income test, multiplied in either case by a fraction intended to reflect the Fund’s profitability.

● If (i) the Fund fails to satisfy the asset tests (other than a de minimis failure of the 5% asset test or the 10% vote or value test, as described below under “—Asset Tests”) due to reasonable cause and not to willful neglect, (ii) the Fund disposes of the assets or otherwise comply with such asset tests within six months after the last day of the quarter in which the Fund identifies such failure and (iii) the Fund files a schedule with the IRS describing the assets that caused such failure, the Fund will pay a tax equal to the greater of $50,000 or the net income from the nonqualifying assets during the period in which it failed to satisfy such asset tests multiplied by the highest corporate tax rate.

● If the Fund fails to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, and the failure was due to reasonable cause and not to willful neglect, it will be required to pay a penalty of $50,000 for each such failure.

● The Fund may be required to pay monetary penalties to the IRS in certain circumstances, including if it fails to meet recordkeeping requirements intended to monitor Fund compliance with rules relating to the composition of a REIT’s shareholders, as described below in “—Requirements for Qualification as a REIT.”

● If the Fund fails to distribute during each calendar year at least the sum of: (i) 85% of its ordinary income for such calendar year; (ii) 95% of its capital gain net income for such calendar year; and (iii) any undistributed taxable income from prior taxable years, the Fund will pay a 4% nondeductible excise tax on the excess of the required distribution over the amount it actually distributed, plus any retained amounts on which income tax has been paid at the corporate level.

● The Fund may elect to retain and pay income tax on its net long-term capital gain. In that case, a U.S. holder would include its proportionate share of the Fund’s undistributed long-term capital gain (to the extent it makes a timely designation of such gain to the shareholder) in its income, and would receive a credit or a refund for its proportionate share of the tax the Fund paid.

● The Fund will be subject to a 100% excise tax on amounts received by the Fund from a taxable REIT subsidiary (or on certain expenses deducted by a taxable REIT subsidiary) if certain arrangements between the Fund and a taxable REIT subsidiary of the Fund, as further described below, are not comparable to similar arrangements among unrelated parties.

● If the Fund acquires any assets from a non-REIT C corporation in a carry-over basis transaction, the Fund could be liable for specified tax liabilities inherited from that non-REIT C corporation with respect to that corporation’s “built-in gain” in its assets. Built-in gain is the amount by which an asset’s fair market value exceeds its adjusted tax basis at the time the Fund acquires the asset. Applicable Treasury regulations, however, allow the Fund to avoid the recognition of gain and the imposition of corporate-level tax with respect to a built-in gain asset acquired in a carry-over basis transaction from a non-REIT C corporation unless and until the Fund disposes of that built-in gain asset during the 5-year period following its acquisition, at which time the Fund would recognize, and would be subject to tax at the highest regular corporate rate on, the built-in gain.

In addition, notwithstanding the Fund’s status as a REIT, the Fund may also have to pay certain state and local income taxes, because not all states and localities treat REITs in the same manner that they are treated for U.S. federal income tax purposes. Moreover, as further described below, any domestic taxable REIT subsidiary in which the Fund owns an interest will be subject to U.S. federal corporate income tax on its net income.

Requirements for Qualification as a REIT

The Code defines a REIT as a corporation, trust or association:

1.	that is managed by one or more trustees or directors;
2.	the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;
3.	that would be taxable as a domestic corporation but for its election to be subject to tax as a REIT under Sections 856 through 860 of the Code;
4.	that is neither a financial institution nor an insurance company subject to specific provisions of the Code;
5.	commencing with its second REIT taxable year, the beneficial ownership of which is held by 100 or more persons during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months;
6.	in which, commencing with its second REIT taxable year, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer “individuals” as defined in the Code to include specified entities (the “5/50 Test”);
7.	that makes an election to be a REIT for the current taxable year or has made such an election for a previous taxable year that has not been terminated or revoked and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT tax status;

8.	that has no earnings and profits from any non-REIT taxable year at the close of any taxable year;
9.	that uses the calendar year for U.S. federal income tax purposes, and complies with the record-keeping requirements of the Code and the regulations promulgated thereunder; and
10.	that meets other tests described below, including with respect to the nature of its income and assets and the amount of its distributions.

For purposes of condition (1), “directors” generally means persons treated as “directors” for purposes of the 1940 Act. The Fund’s Shares are generally freely transferable, and the Fund believes that the restrictions on ownership and transfers of the Shares do not prevent the Fund from satisfying condition (2). Although the Fund is organized as a statutory trust, for U.S. federal income tax purposes the Fund elected to be classified as a corporation in compliance with condition (3). The Fund believes that the Shares sold in this offering will allow the Fund to timely comply with condition (6). However, depending on the number of Shareholders who subscribe for Shares in the offering and the timing of subscriptions, the Fund may need to conduct an additional offering of Shares to timely comply with (5). For purposes of determining stock ownership under condition (6) above, a certain stock bonus, pension, or profit-sharing plan, a supplemental unemployment compensation benefits plan, a private foundation and a portion of a trust permanently set aside or used exclusively for charitable purposes generally are each considered an individual. A trust that is a qualified trust under Code Section 401(a) generally is not considered an individual, and beneficiaries of a qualified trust generally are treated as holding shares of a REIT in proportion to their actuarial interests in the trust for purposes of condition (6) above.

To monitor compliance with the Share ownership requirements, the Fund is generally required to maintain records regarding the actual ownership of the Fund’s Shares. Provided the Fund complies with these recordkeeping requirements and that the Fund would not otherwise have reason to believe the Fund fails the 5/50 Test after exercising reasonable diligence, the Fund will be deemed to have satisfied the 5/50 Test. In addition, the Fund’s declaration of trust provides restrictions regarding the ownership and transfer of Shares, which are intended to assist the Fund in satisfying the Share ownership requirements described above.

For purposes of condition (9) above, the Fund will use a calendar year for U.S. federal income tax purposes, and the Fund intends to comply with the applicable recordkeeping requirements.

Gross Income Tests

In order to maintain the Fund’s qualification for taxation as a REIT, the Fund annually must satisfy two gross income tests. First, at least 75% of the Fund’s gross income for each taxable year, excluding gross income from sales of inventory or dealer property in “prohibited transactions” and certain hedging transactions, must be derived from investments relating to real property or mortgages on real property, including “rents from real property,” dividends received from and gains from the disposition of other shares of REITs, interest income derived from mortgage loans secured by real property or by interests in real property, and gains from the sale of real estate assets, including personal property treated as real estate assets, as discussed below (but not including certain debt instruments of publicly-offered REITs that are not secured by mortgages on real property or interests in real property), as well as income from certain kinds of temporary investments. Interest and gain on debt instruments issued by publicly offered REITs that are not secured by mortgages on real property or interests in real property are not qualifying income for purposes of the 75% income test. Second, at least 95% of the Fund’s gross income in each taxable year, excluding gross income from prohibited transactions and certain hedging and foreign currency transactions, must be derived from some combination of income that qualifies under the 75% income test described above, as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property. For additional information regarding the gross income tests, see the SAI.

Asset Tests

At the close of each calendar quarter, the Fund must also satisfy five tests relating to the nature of the Fund’s assets. First, at least 75% of the value of the Fund’s total assets must be represented by some combination of “real estate assets,” cash, cash items, and U.S. Government securities. For this purpose, real estate assets include loans secured by mortgages on real property or on interests in real property to the extent described below, certain mezzanine loans and mortgage backed securities as described below, interests in real property (such as land, buildings, leasehold interests in real property and personal property leased with real property if the rents attributable to the personal property would be rents from real property under the income tests discussed above), shares in other qualifying REITs and stock or debt instruments held for less than one year purchased with the proceeds from an offering of Shares of the Fund’s stock or certain debt. Second, not more than 25% of the Fund’s assets may be represented by securities other than those in the 75% asset test. Third, for any assets that do not qualify for purposes of the 75% test and that are not securities of the Fund’s taxable REIT subsidiary: (i) the value of any one issuer’s securities owned by the Fund may not exceed 5% of the value of the Fund’s gross assets, and (ii) the Fund generally may not own more than 10% of any one issuer’s outstanding securities, as measured by either voting power or value. Fourth, the aggregate value of all securities of taxable REIT subsidiaries held by the Fund may not exceed 20% of the value of the Fund’s gross assets. Fifth, not more than 25% of the value of the Fund’s gross assets may be represented by debt instruments of publicly offered REITs that are not secured by mortgages on real property or interests in real property. For additional information regarding the asset tests, see the SAI.

Annual Distribution Requirements

To qualify for taxation as a REIT, the Fund generally must distribute dividends (other than capital gain dividends) to its Shareholders in an amount at least equal to:

● the sum of (i) 90% of the Fund’s REIT taxable income, computed without regard to the dividends paid deduction and the Fund’s net capital gain and (ii) 90% of the Fund’s net income after tax, if any, from foreclosure property; minus

● the excess of the sum of specified items of non-cash income (including original issue discount on the Fund’s mortgage loans) over 5% of the Fund’s REIT taxable income, computed without regard to the dividends paid deduction and the Fund’s net capital gain.

Distributions generally must be made during the taxable year to which they relate. Distributions may be made in the following year in two circumstances. First, if the Fund declares a dividend in October, November or December of any year with a record date in one of these months and pay the dividend on or before January 31 of the following year, the Fund will be treated as having paid the dividend on December 31 of the year in which the dividend was declared. Second, distributions may be made in the following year if the dividends are declared before the Fund timely files its tax return for the year and if made before the first regular dividend payment made after such declaration. These distributions are taxable to the Fund’s shareholders in the year in which paid, even though the distributions relate to the Fund’s prior taxable year for purposes of the 90% distribution requirement. To the extent that the Fund does not distribute all of its net capital gain or the Fund distributes at least 90%, but less than 100% of its REIT taxable income, as adjusted, the Fund will be subject to tax on the undistributed amount at regular corporate tax rates.

To the extent that in the future the Fund may have available net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that the Fund must make in order to comply with the REIT distribution requirements. Such losses, however, will generally not affect the tax treatment to Shareholders of any distributions that are actually made.

If the Fund fails to distribute during a calendar year (or, in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of January following such calendar year) at least the sum of (i) 85% of the Fund’s ordinary income for such year, (ii) 95% of the Fund’s capital gain net income for such year and (iii) any undistributed taxable income from prior years, the Fund will be subject to a 4% excise tax on the excess of such required distribution over the sum of (x) the amounts actually distributed (taking into account excess distributions from prior years) and (y) the amounts of income retained on which the Fund has paid corporate income tax.

Although several types of non-cash income are excluded in determining the annual distribution requirement, the Fund will incur corporate income tax and the 4% nondeductible excise tax with respect to those non-cash income items if it does not distribute those items on a current basis. As a result of the foregoing, the Fund may not have sufficient cash to distribute all of its taxable income and thereby avoid corporate income tax and the excise tax imposed on certain undistributed income. In such a situation, the Fund may need to borrow funds or issue additional stock.

The Fund may elect to retain rather than distribute all or a portion of its net capital gains and pay the tax on the gains. In that case, the Fund may elect to have our Shareholders include their proportionate share of the undistributed net capital gains in income as long-term capital gains and receive a credit for their share of the tax paid by the Fund. Its Shareholders would then increase the adjusted basis of their stock by the difference between (i) the amounts of capital gain dividends that the Fund designated and that they include in their taxable income, minus (ii) the tax that the Fund paid on their behalf with respect to that income. For purposes of the 4% excise tax described above, any retained amounts for which the Fund elects this treatment would be treated as having been distributed.

The Fund intends to make timely distributions sufficient to satisfy the distribution requirements. However, it is possible that, from time to time, the Fund may not have sufficient cash or other liquid assets to meet the distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of items of income and deduction of expenses by the Fund for U.S. federal income tax purposes. In addition, the Fund may decide to retain its cash, rather than distribute it, in order to repay debt, acquire assets or for other reasons. In the event that such timing differences occur, and in other circumstances, it may be necessary in order to satisfy the distribution requirements to arrange for short-term, or possibly long-term, borrowings, or to pay the dividends in the form of other property (including, for example, shares of the Fund).

If the Fund’s taxable income for a particular year is subsequently determined to have been understated, under some circumstances it may be able to rectify a failure to meet the distribution requirement for a year by paying deficiency dividends to Shareholders in a later year, which may be included in the Fund’s deduction for dividends paid for the earlier year. Thus, the Fund may be able to avoid being taxed on amounts distributed as deficiency dividends. However, the Fund will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

Distributions to Shareholders

The following discussion describes taxation of Shareholders on distributions from the Fund in years in which the Fund qualifies to be taxed as a REIT.

Provided that the Fund qualifies for taxation as a REIT, distributions made to the Fund’s taxable U.S. Shareholders out of the Fund’s current or accumulated earnings and profits, and not designated as capital gain dividends, will generally be taken into account by them as ordinary dividend income and will not be eligible for the dividends received deduction for corporations. Dividends received from REITs are generally not eligible to be taxed at the preferential qualified dividend income rates applicable to individual U.S. Shareholders who receive dividends from taxable subchapter C corporations. However, for taxable years before January 1, 2026, non-corporate taxpayers may deduct up to 20% of “qualified REIT dividends.” Qualified REIT dividends eligible for this deduction generally will include the Fund’s dividends received by a non-corporate U.S. Shareholder that the Fund does not designate as capital gain dividends and that are not qualified dividend income. If the Fund fails to qualify for taxation as a REIT, such Shareholders may not claim this deduction with respect to dividends paid by the Fund. As discussed above, if the Fund realizes excess inclusion income from a residual interest in REMIC or a taxable mortgage pool and allocate such excess inclusion income to a taxable U.S. Shareholder, that income cannot be offset by net operating losses of such Shareholder.

Distributions from the Fund that are designated as capital gain dividends will be taxed to U.S. Shareholders as long-term capital gains, to the extent that they do not exceed the Fund’s actual net capital gain for the taxable year, without regard to the period for which the U.S. Shareholder has held the Fund’s Shares. To the extent that the Fund elects under the applicable provisions of the Code to retain the Fund’s net capital gains, U.S. shareholders will be treated as having received, for U.S. federal income tax purposes, the Fund’s undistributed capital gains as well as a corresponding credit or refund, as the case may be, for taxes paid by the Fund on such retained capital gains. U.S. Shareholders will increase their adjusted tax basis in the Fund’s Shares by the difference between their allocable share of such retained capital gain and their share of the tax paid by the Fund. Corporate U.S. Shareholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum U.S. federal rates of 20% in the case of U.S. Shareholders who are individuals and 21% for corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months generally are subject to a 25% maximum U.S. federal income tax rate for U.S. Shareholders who are individuals, to the extent of previously claimed depreciation deductions.

Distributions from the Fund in excess of its current or accumulated earnings and profits will not be taxable to a U.S. Shareholder to the extent that they do not exceed the adjusted tax basis of the U.S. Shareholder’s Shares in respect of which the distributions were made, but rather will reduce the adjusted tax basis of these Shares. To the extent that such distributions exceed the adjusted tax basis of a U.S. Shareholder’s Shares, they will be treated as gain from the disposition of the Shares and thus will be included in income as long-term capital gain, or short-term capital gain if the Shares have been held for one year or less.

To the extent that the Fund has available net operating losses and capital losses carried forward from prior tax years, such losses, subject to limitations, may reduce the amount of distributions that must be made in order to comply with the REIT distribution requirements. Such losses, however, are not passed through to U.S. Shareholders and do not offset income of U.S. Shareholders from other sources, nor do they affect the character of any distributions that are actually made by the Fund.

Sale of Shares

Upon any taxable sale or other disposition of Shares (except pursuant to a repurchase by us, as described below), a U.S. holder of the Fund’s Shares will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between:

● the amount of cash and the fair market value of any property received on such disposition; and

● the U.S. holder’s adjusted basis in such Shares for tax purposes.

Gain or loss will be capital gain or loss if the Shares have been held by the U.S. holder as a capital asset. The applicable tax rate will depend on the holder’s holding period in the asset (generally, if an asset has been held for more than one year, it will produce long-term capital gain) and the holder’s tax bracket.

In general, any loss upon a sale or exchange of the Fund’s common stock by a U.S. holder who has held such stock for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss, but only to the extent of distributions from us received by such U.S. holder that are required to be treated by such U.S. holder as long-term capital gains.

Repurchase of Shares

A repurchase of Shares will be treated as a distribution in exchange for the repurchased shares and taxed in the same manner as any other taxable sale or other disposition of Fund shares discussed above, provided that the repurchase satisfies one of the tests enabling the repurchase to be treated as a sale or exchange. A repurchase will generally be treated as a sale or exchange if it (i) results in a complete termination of the holder’s interest in the Fund, (ii) results in a substantially disproportionate redemption with respect to the holder, or (iii) is not essentially equivalent to a dividend with respect to the holder. In determining whether any of these tests has been met, Shares actually owned, as well as Shares considered to be owned by the holder by reason of certain constructive ownership rules set forth in Section 318 of the Code, generally must be taken into account. The sale of Shares pursuant to a repurchase generally will result in a “substantially disproportionate” redemption with respect to a holder if the percentage of the Fund’s then outstanding voting Shares owned by the holder immediately after the sale is less than 80% of the percentage of the Fund’s voting Shares owned by the holder determined immediately before the sale. The sale of Shares pursuant to a repurchase generally will be treated as not “essentially equivalent to a dividend” with respect to a holder if the reduction in the holder’s proportionate interest in Shares as a result of the Fund’s repurchase constitutes a “meaningful reduction” of such holder’s interest.

A repurchase that does not qualify as an exchange under such tests will constitute a dividend equivalent repurchase that is treated as a taxable distribution and taxed in the same manner as regular distributions, as described above under “Distributions to Shareholders.” In addition, although guidance is limited, the IRS could take the position that a holder who does not participate in any repurchase treated as a dividend should be treated as receiving a constructive distribution of Fund Shares taxable as a dividend in the amount of their increased percentage ownership of Fund Shares as a result of the repurchase, even though the holder did not actually receive cash or other property as a result of the repurchase.

Medicare Tax. Certain U.S. holders, including individuals and estates and trusts, are subject to an additional 3.8% Medicare tax on all or a portion of their “net investment income,” which includes net gain from a sale or exchange of common stock and income from dividends paid on common stock. U.S. holders are urged to consult their own tax advisors regarding the Medicare tax.

Treatment of Tax Exempt U.S. Shareholders

U.S. tax exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their UBTI. While many investments in real estate may generate UBTI, the IRS has ruled that regular distributions from a REIT to a tax exempt entity do not constitute UBTI. Based on that ruling, and provided that (1) a tax exempt U.S. Shareholder has not held the Fund’s Shares as “debt financed property” within the meaning of the Code (that is, where the acquisition or holding of the property is financed through a borrowing by the tax exempt Shareholder) and (2) the Fund does not hold REMIC residual interests or interests in a taxable mortgage pool that gives rise to “excess inclusion income,” distributions from the Fund and income from the sale of the Fund’s Shares generally should not give rise to UBTI to a tax exempt U.S. Shareholder. Excess inclusion income from REMIC residual interests or interests in a taxable mortgage pool, if any, that the Fund allocates to a tax-exempt U.S. Shareholder will be treated as UBTI (or, in the case of a disqualified organization, taxable to us).

Tax exempt U.S. Shareholders that are social clubs, voluntary employee benefit associations, or supplemental unemployment benefit trusts exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9), or (c)(17) of the Code, respectively, are subject to different UBTI rules, which generally will require them to characterize distributions from the Fund as UBTI.

A pension trust (1) that is described in Section 401(a) of the Code, (2) is tax exempt under Section 501(a) of the Code, and (3) that owns more than 10% of the Fund’s stock could be required to treat a percentage of the dividends from the Fund as UBTI if the Fund is a “pension-held REIT.” The Fund will not be a pension-held REIT unless (1) either (A) one pension trust owns more than 25% of the value of the Fund’s stock, or (B) a group of pension trusts, each individually holding more than 10% of the value of the Fund’s stock, collectively owns more than 50% of such stock; and (2) the Fund would not have satisfied the 5/50 Test but for a special rule that permits the Fund to “look-through” such trusts to the ultimate beneficial owners of such trusts in applying the 5/50 Test.

Tax exempt U.S. shareholders are urged to consult their tax advisors regarding the U.S. federal, state, local and non-U.S. tax consequences of owning the Fund’s Shares.

U.S. Taxation of Non-U.S. Shareholders

In general, non-U.S. Shareholders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of the Fund’s Shares. In cases where a non-U.S. Shareholder’s investment in the Fund’s Shares is, or is treated as, effectively connected with the non-U.S. Shareholder’s conduct of a U.S. trade or business, dividend income received in respect of Shares and gain from the sale of Shares generally will be “effectively connected income” (“ECI”) subject to U.S. federal income tax at graduated rates in the same manner as if the non-U.S. Shareholder were a U.S. Shareholder, and such dividend income may also be subject to the 30% branch profits tax (subject to possible reduction under a treaty) on the income after the application of the income tax in the case of a non-U.S. Shareholder that is a corporation. Additionally, non-U.S. Shareholders that are nonresident alien individuals who are present in the U.S. for 183 days or more during the taxable year and have a “tax home” in the U.S. are subject to a 30% withholding tax on their capital gains.

Backup Withholding and Information Reporting

The Fund will report to its U.S. Shareholders and the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld. Under the backup withholding rules, a U.S. Shareholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within other exempt categories and, when required, demonstrates this fact or provides a taxpayer identification number or social security number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Shareholder that does not provide his or her correct taxpayer identification number or social security number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. In addition, the Fund may be required to withhold a portion of dividends or capital gain distribution to any U.S. Shareholder who fails to certify their non-foreign status.

The Fund must report annually to the IRS and to each non-U.S. Shareholder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. Shareholder resides under the provisions of an applicable income tax treaty. A non-U.S. Shareholder may be subject to backup withholding unless applicable certification requirements are met.

Payment of the proceeds of a sale of the Fund’s Shares within the United States is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. Shareholder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person) or the holder otherwise establishes an exemption. Payment of the proceeds of a sale of the Fund’s Shares conducted through certain U.S. related financial intermediaries is subject to information reporting (but not backup withholding) unless the financial intermediary has documentary evidence in its records that the beneficial owner is a non-U.S. Shareholder and specified conditions are met or an exemption is otherwise established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

ERISA CONSIDERATIONS

Employee benefit plans and other plans subject to Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or the Code, including corporate savings and 401(k) plans, IRAs and Keogh Plans (each, an “ERISA Plan”) may purchase Shares. ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to an ERISA Plan, including prudence, diversification, prohibited transactions and other standards. Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” of any ERISA Plan investing in the Fund for purposes of the fiduciary responsibility and prohibited transaction rules under Title I of ERISA or Section 4975 of the Code. Thus, neither the Fund or the Advisor will be a fiduciary within the meaning of ERISA or Section 4975 of the Code with respect to the assets of any ERISA Plan that becomes a Shareholder, solely as a result of the ERISA Plan’s investment in the Fund.

The provisions of ERISA are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA contained herein is, of necessity, general and may be affected by future publication of regulations and rulings. Potential investors should consult their legal advisers regarding the consequences under ERISA of an investment in the Fund through an ERISA Plan.

DESCRIPTION OF CAPITAL STRUCTURE AND SHARES

The Fund is a series of an unincorporated statutory trust established under the laws of the State of Delaware upon the filing of a Certificate of Trust with the Secretary of State of Delaware on April 7, 2021 and amended on July 23, 2021. The Trust's Agreement and Declaration of Trust (the "Declaration of Trust") provides that the Trustees of the Fund may authorize separate classes of shares of beneficial interest. The Trustees have authorized an unlimited number of shares. As of date of this Prospectus, the Fund is currently offering one class of Shares on a continuous basis. The Fund may offer additional classes of shares in the future but to do so it must apply for exemptive relief from the SEC that would permit the Fund to offer more than one class of shares. The Fund does not intend to hold annual meetings of its shareholders.

Shares

The Declaration of Trust, which has been filed with the SEC, permits the Fund to issue an unlimited number of full and fractional shares of beneficial interest, no par value. Each share of the Fund represents an equal proportionate interest in the assets of the Fund with each other share in the Fund. Holders of shares will be entitled to the payment of dividends when, as and if declared by the Board. The Fund intends to make quarterly distributions to its shareholders. Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested for shareholders in additional shares of the Fund. See "Dividend Reinvestment Policy." The 1940 Act may limit the payment of dividends to the holders of shares. Each whole share shall be entitled to one vote as to matters on which it is entitled to vote pursuant to the terms of the Declaration of Trust on file with the SEC. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund among its shareholders. The shares are not liable to further calls or to assessment by the Fund. There are no pre-emptive rights associated with the shares. Subject to the provisions of the 1940 Act, and pursuant to the Declaration of Trust, the Trustees may amend the Declaration of Trust without shareholder approval. The Declaration of Trust provides that the Fund's shareholders are not liable for any liabilities of the Fund. Although shareholders of an unincorporated statutory trust established under Delaware law, in certain limited circumstances, may be held personally liable for the obligations of the Fund as though they were general partners, the provisions of the Declaration of Trust described in the foregoing sentence make the likelihood of such personal liability remote. The Fund does not intend to issue share certificates. However, upon written request to the Fund's transfer agent, a share certificate may be issued at the Fund's discretion for any or all of the full shares credited to an investor's account. Share certificates that have been issued to an investor may be returned at any time. The Fund's transfer agent will maintain an account for each shareholder upon which the registration of shares are recorded, and transfers, permitted only in rare circumstances, such as death or bona fide gift, will be reflected by bookkeeping entry, without physical delivery. The Transfer Agent will require that a shareholder provide requests in writing, accompanied by a valid signature guarantee form, when changing certain information in an account such as wiring instructions or telephone privileges.

Anti-Takeover Provisions in the Declaration of Trust

The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board of Trustees, and could have the effect of depriving the Fund's shareholders of an opportunity to sell their shares at a premium over prevailing market prices, if any, by discouraging a third party from seeking to obtain control of the Fund. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. The Trustees are elected for indefinite terms and do not stand for reelection. A Trustee may be removed from office without cause only by a written instrument signed or adopted by a majority of the remaining Trustees. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

Restrictions on Ownership and Transfer

In order for the Fund to qualify for taxation as a REIT under the Code, Shares of the Fund must be owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be taxed as a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the Fund’s outstanding Shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). To qualify for taxation as a REIT, the Fund must satisfy other requirements as well.

To assist the Fund in qualifying for taxation as a REIT, the Declaration of Trust, subject to certain exceptions, contains restrictions on the number and value of the Fund’s Shares and the number and value of the Fund’s total shares that a person may own. The Declaration of Trust provides that generally no person may own, or be deemed to own by virtue of certain attribution provisions of the Code, either more than 9.8% in value or in number of the Fund’s Shares, whichever is more restrictive, or more than 9.8% in value or in number of the Fund’s total shares, whichever is more restrictive. Accordingly, no person may own, or be deemed to own, more than 9.8% in value or in number of the Fund’s total shares, whichever is more restrictive. These limits collectively are referred to as the “ownership limit.” An individual or entity that becomes subject to the ownership limit or any of the other restrictions on ownership and transfer of the Shares of the Fund described below is referred to as a “prohibited owner” if, had the violative transfer or other event been effective, the individual or entity would have been a beneficial owner or, if appropriate, a record owner of shares.

The applicable constructive ownership rules under the Code are complex and may cause the Fund’s Shares owned actually or constructively by a group of individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% by value or number of the Fund’s Shares, whichever is more restrictive, or 9.8% by value or number of the Fund’s total shares, whichever is more restrictive, (or the acquisition of an interest in an entity that owns, actually or constructively, the Fund’s Shares by an individual or entity), could, nevertheless, cause that individual or entity, or another individual or entity, to own constructively in excess of the ownership limit.

The Board may, in its sole discretion, subject to such conditions as it may determine and the receipt of certain representations and undertakings, prospectively or retroactively, waive the ownership limit or establish a different limit on ownership, or excepted holder limit, for a particular Shareholder if the Shareholder’s ownership in excess of the ownership limit would not result in the Fund being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise would result in the Fund failing to qualify for taxation as a REIT. As a condition of its waiver or grant of excepted holder limit, the Board may, but is not required to, require an opinion of counsel or IRS ruling satisfactory to the Board in order to determine or ensure the Fund’s qualification for taxation as a REIT. In addition, the Fund will reject any investor’s subscription in whole or in part if it determines that such subscription would violate such ownership limits.

In connection with granting a waiver of the ownership limit, creating an excepted holder limit or at any other time, the Board may from time to time increase or decrease the ownership limit for all other individuals and entities unless, after giving effect to such increase, five or fewer individuals could beneficially or constructively own in the aggregate, more than 49.9% in value of the Shares then outstanding of the Fund or the Fund would otherwise fail to qualify for taxation as a REIT. Prior to the modification of the ownership limit, the Board may require such opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to determine or ensure the Fund’s qualification for taxation as a REIT. A reduced ownership limit will not apply to any person or entity whose percentage ownership of the Fund’s Shares or the Fund’s total shares, as applicable, is in excess of such decreased ownership limit until such time as such individual’s or entity’s percentage ownership of the Fund’s Shares equals or falls below the decreased ownership limit, but any further acquisition of the Fund’s Shares or the Fund’s total shares, as applicable, in excess of such percentage ownership of the Fund’s Shares or the Fund’s total shares will be in violation of the ownership limit.

The Declaration of Trust further prohibits: (i) any person from beneficially or constructively owning, applying certain attribution rules of the Code, Shares of the Fund that would result in the Fund being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause the Fund to fail to qualify for taxation as a REIT; and (ii) any person from transferring the Fund’s Shares if such transfer would result in the Fund’s Shares being owned by fewer than 100 persons (determined without reference to any rules of attribution).

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of the Fund’s Shares that will or may violate the ownership limit or any of the other foregoing restrictions on ownership and transfer of the Fund’s Shares, or who would have owned the Fund’s Shares transferred to a trust as described below, must immediately give the Fund written notice of the event, or in the case of an attempted or proposed transaction, must give at least 15 days’ prior written notice to the Fund and provide the Fund with such other information as the Fund may request in order to determine the effect of such transfer on the Fund’s qualification for taxation as a REIT. The foregoing restrictions on ownership and transfer of the Fund’s Shares will not apply if the Board determines that it is no longer in the Fund’s best interests to attempt to qualify, or to continue to qualify, for taxation as a REIT or that compliance with the restrictions and limitations on ownership and transfer of the Fund’s Shares as described above is no longer required in order for the Fund to qualify for taxation as a REIT.

If any transfer of the Fund’s Shares would result in the Fund’s Shares being beneficially owned by fewer than 100 persons, such transfer will be null and void and the intended transferee will acquire no rights in such Shares. In addition, if any purported transfer of the Fund’s Shares or any other event would otherwise result in any person violating the ownership limit or an excepted holder limit established by the Board or in the Fund being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify for taxation as a REIT, then that number of Shares (rounded up to the nearest whole Share) that would cause the Fund to violate such restrictions will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations selected by the Fund and the intended transferee will acquire no rights in such Shares. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in a transfer to the trust. Any dividend or other distribution paid to the prohibited owner, prior to the Fund’s discovery that the Shares had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand for distribution to the beneficiary by the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable ownership limit or the Fund being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify for taxation as a REIT, then the Declaration of Trust provides that the transfer of the Shares will be null and void.

Shares of the Fund transferred to the trustee are deemed offered for sale to the Fund, or the Fund’s designee, at a price per Share equal to the lesser of (i) the price paid by the prohibited owner for the Shares (or, if the event that resulted in the transfer to the trust did not involve a purchase of such Shares at market price, the last reported NAV value for the Fund’s Shares on the day of the event which resulted in the transfer of such Shares to the trust) and (ii) the last reported NAV value of the Fund’s Shares on the date the Fund accepts, or the Fund’s designee accepts, such offer. The Fund may reduce the amount payable by the amount of any dividend or other distribution that the Fund has paid to the prohibited owner before the Fund discovered that the Shares had been automatically transferred to the trust and that are then owed to the trustee as described above, and the Fund may pay the amount of any such reduction to the trustee for the benefit of the charitable beneficiary. The Fund has the right to accept such offer until the trustee has sold the Shares held in the trust as discussed below. Upon a sale to the Fund, the interest of the charitable beneficiary in the Shares sold terminates, the trustee must distribute the net proceeds of the sale to the prohibited owner and any dividends or other distributions held by the trustee with respect to such Shares will be paid to the charitable beneficiary.

If the Fund does not buy the Shares, the trustee must, as soon as practicable after receiving notice from the Fund of the transfer of Shares to the trust, sell the Shares to a person or entity designated by the trustee who could own the Shares without violating the ownership limit or the other restrictions on ownership and transfer of Shares of the Fund. After the sale of the Shares, the interest of the charitable beneficiary in the Shares transferred to the trust will terminate and the trustee must distribute to the prohibited owner an amount equal to the lesser of (i) the price paid by the prohibited owner for the Shares (or, if the event which resulted in the transfer to the trust did not involve a purchase of such Shares at market price, the last reported NAV value for the Fund’s Shares on the day of the event which resulted in the transfer of such Shares to the trust) and (ii) the sales proceeds (net of commissions and other expenses of sale) received by the trust for the Shares. The trustee may reduce the amount payable to the prohibited owner by the amount of any dividend or other distribution that the Fund paid to the prohibited owner before the Fund discovered that the Shares had been automatically transferred to the trust and that are then owed to the trustee as described above. Any net sales proceeds in excess of the amount payable to the prohibited owner will be immediately paid to the beneficiary of the trust, together with any dividends or other distributions thereon. In addition, if, prior to discovery by the Fund that the Fund’s Shares have been transferred to a trust, such Shares are sold by a prohibited owner, then such Shares will be deemed to have been sold on behalf of the trust and to the extent that the prohibited owner received an amount for or in respect of such Shares that exceeds the amount that such prohibited owner was entitled to receive, such excess amount will be paid to the trustee upon demand. The prohibited owner has no rights in the Shares held by the trustee.

The trustee will be designated by the Fund and will be unaffiliated with the Fund and with any prohibited owner. Prior to the sale of any Shares by the trust, the trustee will receive, in trust for the beneficiary of the trust, all dividends and other distributions paid by the Fund with respect to the Shares held in trust and may also exercise all voting rights with respect to the Shares held in trust. These rights will be exercised for the exclusive benefit of the beneficiary of the trust. Any dividend or other distribution paid prior to the Fund’s discovery that the Fund’s Shares have been transferred to the trust will be paid by the recipient to the trustee upon demand.

Subject to Delaware law, effective as of the date that the Shares have been transferred to the trust, the trustee will have the authority, at the trustee’s sole discretion: (i) to rescind as void any vote cast by a prohibited owner prior to the Fund’s discovery that the Shares have been transferred to the trust; and (ii) to recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust.

However, if the Fund has already taken irreversible company action, then the trustee may not rescind and recast the vote. In addition, if the Board determines in good faith that a proposed transfer or other event would violate the restrictions on ownership and transfer of the Fund’s Shares, the Board may take such action as it deems advisable to refuse to give effect to or to prevent such transfer, including, but not limited to, causing the Fund to redeem the Fund’s Shares, refusing to give effect to the transfer on the Fund’s books or instituting proceedings to enjoin the transfer.

Every owner of 5% or more (or such lower percentage as required by the Code or the Treasury Regulations promulgated thereunder) of the Fund’s Shares, within 30 days after the end of each taxable year, must give the Fund written notice, stating the Shareholder’s name and address, the number of Shares of each class of the Fund that the Shareholder beneficially owns and a description of the manner in which the Shares are held. Each such owner must provide to the Fund in writing such additional information as the Fund may request in order to determine the effect, if any, of the Shareholder’s beneficial ownership on the Fund’s qualification for taxation as a REIT and to ensure compliance with the ownership limit. In addition, each Shareholder must provide to the Fund in writing such information as the Fund may request in good faith in order to determine the Fund’s qualification for taxation as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

Any certificates representing the Fund’s Shares will bear a legend referring to the restrictions described above. These restrictions on ownership and transfer could delay, defer or prevent a transaction or a change in control that might involve a premium price for the Shares or otherwise be in the best interest of the holders of the Shares.

THE DISTRIBUTOR

UMB Distribution Services, LLC, 235 West Galena Street, Milwaukee, WI 53212 (the “Distributor”), acts as the distributor of the Fund’s Shares. Under the terms of the Distribution Agreement, the Distributor will continually distribute the Fund’s Shares on a best efforts basis but shall have no obligation to sell a certain number of Shares. Shares of the Fund will not be listed on any national securities exchange. The Distributor may enter into agreements with selected broker-dealers, banks or other financial intermediaries for distribution of Shares. The Distributor does not receive compensation from the Fund for its distribution services. The Advisor pays the Distributor a fee for providing certain distribution-related services to the Fund.

Shareholder Servicing Expenses. The Fund is subject to fees pursuant to a “Shareholder Services Plan” adopted by the Board. These fees are paid by the Fund to broker-dealers or other financial intermediaries who provide administrative support services to shareholders on behalf of the Fund. Under the Shareholder Services Plan, the Fund may incur expenses on an annual basis up to a maximum of 0.25% of its average net assets. The fees charged by the intermediaries will vary. Because these fees are paid out of a Fund’s assets on an ongoing basis, these fees will increase the cost of your investment in the Fund and may cost you more than paying other types of fees. The Shareholder Services Plan was not adopted pursuant to Rule 12b-1 of the 1940 Act and therefore cannot be used to pay for distribution related expenses.

Revenue Sharing. The Advisor may make payments for marketing, promotional or related services provided by broker-dealers and other financial intermediaries that sell shares of the Fund or which include the Fund as an investment option for their respective customers. These payments are often referred to as “revenue sharing payments,” and are paid from the Advisor’s own legitimate profits and are in addition to any shareholder servicing fees that are paid to broker-dealers and other financial intermediaries.

DISTRIBUTIONS AND DIVIDENDS

The Fund’s distribution policy is to make quarterly distributions to shareholders. The level and frequency of distributions (including any return of capital) is not fixed and will likely vary from year-to-year. Unless a shareholder elects otherwise, the shareholder’s distributions will be reinvested in additional shares under the Fund’s dividend reinvestment policy. Shareholders who elect not to participate in the Fund’s dividend reinvestment policy will receive all distributions in cash paid to the shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). See “Dividend Reinvestment Policy.”

The Fund’s distributions will constitute a return of capital to the extent that they exceed the Fund’s current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a Shareholder’s adjusted tax basis in the Shareholder’s Shares, and to the extent that it exceeds the Shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such Shares. This distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder's assets being invested in the Fund. The distribution policy also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain.

Section 19(b) of the 1940 Act and Rule 19b-1 thereunder generally limit the Fund to one long-term capital gain distribution per year, subject to certain exceptions.

The Fund is required to make distributions sufficient to satisfy the requirements for qualification as a REIT for U.S. federal income tax purposes. Generally, income distributed will not be taxable to the Fund under the Code if the Fund distributes at least 90% of its REIT taxable income each year (computed without regard to the dividends paid deduction and the Fund’s net capital gain). Distributions will be authorized at the discretion of the Board and the Board’s discretion will be directed, in substantial part, by the Fund’s obligation to comply with the REIT requirements and to avoid U.S. federal income and excise taxes on retained income and gains.

The Board may authorize distributions in stock or in excess of those required for the Fund to maintain REIT tax status depending on the Fund’s financial condition and such other factors as the Board may deem relevant. The distribution rate may be modified by the Board from time to time. The Board reserves the right to change or suspend the distribution policy from time to time. Pursuant to Section 19(a) of the 1940 Act and Rule 19a-1 the Fund is required to provide a written statement accompanying any such distribution payment that adequately discloses its source or sources. Thus, if the source of the dividend or other distribution were the original capital contribution of the shareholder, and the payment amounted to a return of capital, the Fund would be required to provide written disclosure to that effect. As required under the 1940 Act, the Fund will provide a notice to shareholders at the time of a payment or distribution when such does not consist solely of net income. Additionally, each payment will be accompanied by a written statement which discloses the source or sources of each payment. The IRS requires you to report these amounts, excluding returns of capital, (such amounts will be reported by the Fund to shareholders on IRS Form 1099) on your income tax return for the year declared. The Fund will provide disclosures, with each payment, that estimates the percentages of the current and year-to-date payments that represent (1) net investment income, (2) capital gains and (3) return of capital. At the end of the year, the Fund may be required under applicable law to re-characterize payments made previously during that year among (1) ordinary income, (2) capital gains and (3) return of capital for tax purposes. Nevertheless, persons who periodically receive the payments may be under the impression that they are receiving net profits when they are not. Shareholders should read any written disclosure provided pursuant to Section 19(a) and Rule 19a-1 carefully and should not assume that the source of any payment from the Fund is net profit.

DIVIDEND REINVESTMENT PLAN

The Fund will operate under a dividend reinvestment policy administered by the Transfer Agent. Pursuant to the policy, the Fund’s income dividends or capital gains or other distributions (each, a “Distribution” and collectively, “Distributions”), net of any applicable U.S. withholding tax, are reinvested in the same class of shares of the Fund.

Shareholders automatically participate in the dividend reinvestment policy, unless and until an election is made to withdraw from the policy on behalf of such participating shareholder. Shareholders who do not wish to have Distributions automatically reinvested should so notify the Transfer Agent in writing at Thirdline Real Estate Income Fund, c/o UMB Fund Services, Inc., PO Box 2175, Milwaukee, WI 53201. Such written notice must be received by the Transfer Agent 30 days prior to the record date of the Distribution or the shareholder will receive such Distribution in shares through the dividend reinvestment policy. Under the dividend reinvestment policy, the Fund’s Distributions to shareholders are reinvested in full and fractional shares as described below.

When the Fund declares a Distribution, the Transfer Agent, on the shareholder’s behalf, will receive additional authorized shares from the Fund either newly issued or repurchased from shareholders by the Fund and held as treasury stock. The number of shares (including whole and fractional shares) to be received when Distributions are reinvested will be determined by dividing the amount of the Distribution by the Fund’s net asset value per share. The Transfer Agent will maintain all shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by shareholders for personal and tax records.

The Transfer Agent will hold shares in the account of the shareholders in non-certificated form in the name of the participant, and each shareholder’s proxy, if any, will include those shares purchased pursuant to the dividend reinvestment policy. Each participant, nevertheless, has the right to request certificates for whole and fractional shares owned. The Fund will issue certificates in its sole discretion. The Administrator will distribute all proxy solicitation materials, if any, to participating shareholders. In the case of shareholders, such as banks, brokers or nominees, that hold shares for others who are beneficial owners participating under the dividend reinvestment policy, the Transfer Agent will administer the dividend reinvestment policy on the basis of the number of shares certified from time to time by the record shareholder as representing the total amount of shares registered in the shareholder’s name and held for the account of beneficial owners participating under the dividend reinvestment policy.

Neither the Transfer Agent nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the dividend reinvestment policy, nor shall they have any duties, responsibilities or liabilities except such as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws. The automatic reinvestment of dividends will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such dividends.

The Fund reserves the right to amend or terminate the dividend reinvestment policy. There is no direct service charge to participants with regard to purchases under the dividend reinvestment policy; however, the Fund reserves the right to amend the dividend reinvestment policy to include a service charge payable by the participants.

All correspondence concerning the dividend reinvestment policy should be directed to the Transfer Agent at Thirdline Real Estate Income Fund, c/o UMB Fund Services, Inc. Certain transactions can be performed by calling the toll-free number (877) 771-7715.

ADMINISTRATOR, ACCOUNTING AGENT AND TRANSFER AGENT

UMB Fund Services, Inc. (the “Administrator”), located at 235 West Galena Street, Milwaukee, WI 53212, serves as administrator, accounting agent and transfer agent to the Fund. Pursuant to the Investment Fund Services Agreement, for the services rendered to the Fund by the Administrator, the Fund pays the Administrator the greater of an annual minimum fee or an asset based fee, which scales downward based upon net assets for fund administration, fund accounting and transfer agency services.

CUSTODIAN

The Fund has entered into a Custody Agreement with UMB Bank, n.a. (the “Custodian”). Under the terms of this agreement, the Custodian will serve as custodian of the Fund’s assets. The Custodian’s address is 928 Grand Blvd., 10th Floor, Kansas City, Missouri 64106.

LEGAL MATTERS

Certain legal matters in connection with the Fund’s Shares will be passed upon for the Fund by Practus, LLP, located at 11300 Tomahawk Creek Parkway, Suite 310, Leawood, KS 66211, which also serves as legal counsel to the Fund.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The independent registered public accounting firm of the Fund is RSM US LLP, 80 City Square, Boston, MA 02129.. The independent registered public accounting firm performs an annual audit of the Fund's financial statements and provides financial, tax and accounting consulting services as requested.

ADDITIONAL INFORMATION

This Prospectus constitutes part of a Registration Statement filed by the Fund with the SEC under the Securities Act and the Investment Company Act. This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Fund and the Shares offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the SEC. Each such statement is qualified in its entirety by such reference. The complete Registration Statement may be obtained from the SEC upon payment of the fee prescribed by its rules and regulations or free of charge through the SEC’s web site (http://www.sec.gov).

Inquiries concerning the Fund and its Shares should be directed to Thirdline Real Estate Income Fund, c/o UMB Fund Services, Inc., P.O. Box 2175, Milwaukee, WI 53201, or by calling the Fund at (877) 771-7715.

PRIVACY NOTICE

FACTS	WHAT DOES THIRDLINE REAL ESTATE FUND DO WITH YOUR PERSONAL INFORMATION?

Why?	Financial companies choose how they share your personal information. Federal law gives consumers the right to limit some but not all sharing. Federal law also requires us to tell you how we collect, share, and protect your personal information. Please read this notice carefully to understand what we do.

What?

The types of personal information we collect and share depend on the product or service you have with us. This information can include:

●  Social Security number

●  Assets

●  Retirement Assets

●  Transaction History

●  Checking Account Information

●  Purchase History

●  Account Balances

●  Account Transactions

●  Wire Transfer Instructions

When you are no longer our customer, we continue to share your information as described in this notice.

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How?	All financial companies need to share your personal information to run their everyday business. In the section below, we list the reasons financial companies can share their customers’ personal information; the reasons Thirdline chooses to share; and whether you can limit this sharing.

Reasons we can share your personal information	Does Thirdline share?	Can you limit this sharing?
For our everyday business purposes – Such as to process your transactions, maintain your account(s), respond to court orders and legal investigations, or report to credit bureaus	Yes	No
For our marketing purposes – to offer our products and services to you	No	We don’t share
For joint marketing with other financial companies	No	We don’t share
For our affiliates’ everyday business purposes – information about your transactions and experiences	No	We don’t share
For our affiliates’ everyday business purposes – information about your creditworthiness	No	We don’t share
For non-affiliates to market to you	No	We don’t share

Questions?	Call 1-877-771-7715

Who we are
Who is providing this notice?	Thirdline Real Estate Income Fund Thirdline Capital Management, LLC
What we do
How does Thirdline protect my personal information?

To protect your personal information from unauthorized access and use, we use security measures that comply with federal law. These measures include computer safeguards and secured files and buildings.

Our service providers are held accountable for adhering to strict policies and procedures to prevent any misuse of your nonpublic personal information.

How does Thirdline collect my personal information?	We collect your personal information, for example, when you ● Open an account ● Provide account information ● Give us your contact information

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●  Make deposits or withdrawals from your account

●  Make a wire transfer

●  Tell us where to send the money

●  Tell us who receives the money

●  Show your government-issued ID

●  Show your driver’s license

We also collect your personal information from other companies.

Why can’t I limit all sharing?

Federal law gives you the right to limit only

●  Sharing for affiliates’ everyday business purposes – information about your creditworthiness

●  Affiliates from using your information to market to you

●  Sharing for non-affiliates to market to you

●  State laws and individual companies may give you additional rights to limit sharing.

Definitions
Affiliates	● Companies related by common ownership or control. They can be financial and nonfinancial companies. ● None
Non-Affiliates	● Companies not related by common ownership or control. They can be financial and nonfinancial companies ● Thirdline does not share with non-affiliates so they can market to you.
Joint marketing	A formal agreement between nonaffiliated financial companies that together market financial products or services to you. ● Thirdline does not jointly market.

TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION

The Fund	B-3
Investment Objectives and Policies	B-3
Fundamental Investment Policies and Restrictions	B-3
Non-Fundamental Investment Policies and Restrictions	B-6
Portfolio Turnover	B-19
Management of the Fund	B-20
Portfolio Transactions	B-28
Description of Shares	B-29
Tax Aspects	B-30
Code of Ethics	B-53
Proxy Voting Policy and Proxy Voting Record	B-53
Fiscal Year	B-54
Independent Registered Public Accounting Firm	B-54
Legal Counsel	B-54
Financial Statements	B-54
Appendix A: Proxy Voting Policies and Procedures of the Fund and the Advisor	B-55
Appendix B: Nominating and Corporate Governance Committee Charter	B-57

STATEMENT OF ADDITIONAL INFORMATION

THIRDLINE REAL ESTATE INCOME FUND

Shares of Beneficial Interest

Thirdline Real Estate Income Fund (the “Fund”) is a closed-end, non-diversified investment company operating as an “interval fund.” This Statement of Additional Information (“SAI”) relating to shares of the Fund (“Shares”) does not constitute a prospectus but should be read in conjunction with the prospectus relating thereto dated July 31, 2023 (the “Prospectus”). This SAI does not include all information that a prospective investor should consider before purchasing Shares of the Fund, and investors should obtain and read the Prospectus prior to purchasing such Shares. A copy of the Prospectus may be obtained without charge by calling the Fund at (877) 771-7715. The Prospectus and this SAI are part of the registration statement filed with the Securities and Exchange Commission (the “SEC”), Washington, D.C., which includes additional information regarding the Fund. The registration statement may be obtained from the SEC upon payment of the fee prescribed, inspected at the SEC’s office at no charge or inspected on the SEC’s website at http://www.sec.gov. Capitalized terms used but not defined in this SAI have the meanings ascribed to them in the Prospectus.

This SAI is dated July 31, 2023

TABLE OF CONTENTS FOR THE STATEMENT OF ADDITIONAL INFORMATION

The Fund	B-3
Investment Objectives and Policies	B-3
Fundamental Investment Policies and Restrictions	B-3
Non-Fundamental Investment Policies and Restrictions	B-6
Portfolio Turnover	B-19
Management of the Fund	B-20
Portfolio Transactions	B-28
Description of Shares	B-29
Tax Aspects	B-30
Code of Ethics	B-53
Proxy Voting Policy and Proxy Voting Record	B-53
Fiscal Year	B-54
Independent Registered Public Accounting Firm	B-54
Legal Counsel	B-54
Financial Statements	B-54
Appendix A: Proxy Voting Policies and Procedures of the Fund and the Advisor	B-55
Appendix B: Nominating and Corporate Governance Committee Charter	B-57

THE FUND

Thirdline Real Estate Income Fund is a Delaware statutory trust, formed on April 7, 2021, amended on July 23, 2021, and is registered under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”) as a closed-end, non-diversified management investment company operating as an “interval fund.” Thirdline Capital Management, LLC serves as the Fund’s investment adviser (the “Advisor”).

INVESTMENT OBJECTIVES AND POLICIES

The Fund’s investment objective is to generate current income with low volatility and low correlation to broader equity and bond markets. As a secondary objective, the Fund also seeks moderate long-term capital appreciation. The Fund pursues its investment objectives by investing, under normal circumstances, at least 80% of net assets, plus the amount of any borrowings for investment purposes, in the equity and debt of “Real Estate Investments” as defined in the Prospectus and below. The Fund does not intend to focus on any one sector of the real estate industry but, at times, the Fund’s investments may be positioned in any one or more of the many sectors including, but not limited to, retail, office, multifamily, hospitality, industrial, residential, medical, self-storage, data centers, cell towers, manufactured housing, land, and infrastructure.

FUNDAMENTAL INVESTMENT POLICIES AND RESTRICTIONS

The Fund has adopted certain fundamental investment policies and restrictions, which cannot be changed without the vote of a majority of the Fund's outstanding voting securities. Under the 1940 Act, the vote of a majority of the outstanding voting securities of an investment company, such as the Fund, means the affirmative vote of the lesser of: (a) more than fifty percent (50%) of its outstanding shares; or (b) sixty-seven percent (67%) or more of the voting securities present at a meeting of the Fund’s shareholders (“Shareholders”) (provided that more than fifty percent (50%) of its outstanding shares are represented at the meeting in person or by proxy). If a fundamental policy and restriction is adhered to at the time of an investment or transaction, a later increase or decrease in percentages will not be considered a violation of any of these fundamental policies and restrictions if these increases or decreases in percentages result solely from increases or decreases in the total amount of the Fund's assets or changes in the values of portfolio investments, provided, however, that the asset coverage requirement applicable to borrowings shall be maintained in the manner contemplated by applicable law.

1.	The Fund may borrow money to the extent permitted under the 1940 Act and the rules and regulations thereunder.

2.	The Fund may issue senior securities to the extent permitted under the 1940 Act and the rules and regulations thereunder.

3.	The Fund may act as an underwriter of securities issued by others to the extent it could be considered an underwriter in the acquisition and disposition of restricted securities.

4.	The Fund may purchase or sell real estate and interests in real estate to the extent permitted under the 1940 Act and the rules and regulations thereunder.

5.	The Fund may invest in physical commodities or contracts relating to physical commodities to the extent permitted under the 1940 Act and the rules and regulations thereunder.

6.	The Fund may make loans to the extent permitted under the 1940 Act and the rules and regulations thereunder.

7.	The Fund may not “concentrate” its investments in a particular industry or group of industries, except to the extent permitted under the 1940 Act and the rules and regulations thereunder; provided, however, that the Fund will, under normal market conditions, concentrate its investments in the securities of issuers in the real estate group of industries.

8.	The Fund will make quarterly repurchase offers pursuant to Rule 23c-3 under the 1940 Act, as such rule may be amended from time to time, for between 5% and 25% of the Shares outstanding at NAV, unless suspended or postponed in accordance with regulatory requirements, and each repurchase pricing shall occur no later than the 14th day after the Repurchase Request Deadline (as defined in the Prospectus), or the next business day if the 14th day is not a business day.

In addition, the Fund is classified as a “non-diversified company,” as that term is defined in the 1940 Act.

Additional Information Regarding Fundamental Investment Restrictions

The following are interpretations of the fundamental policies of the Fund and may be revised without Shareholder approval, consistent with current laws and regulations as such may be interpreted or modified by regulatory authorities having jurisdiction, from time to time.

Borrowing Money. Under current law as interpreted by the SEC and its staff, the Fund may borrow money in the amount of up to one-third of the Fund’s total assets for any purpose and up to 5% of the Fund’s total assets from banks or other lenders for temporary purposes. The Fund’s total assets include the amounts being borrowed. To limit the risks that accompany borrowing, the 1940 Act requires the Fund to maintain at all times an asset coverage of 300% of the amount of its borrowings. The Fund expects to use proceeds from borrowing for investment purposes and to satisfy Shareholder repurchase requests. The Fund expects to utilize debt financing consisting of property level debt (mortgages on the Fund’s properties that are generally not recourse to the Fund) and entity level debt (non-mortgage debt at the Fund). Property level debt will be incurred by entities held by the Fund (including as part of a joint venture with a third party) and secured by real estate owned by such entities. Such entities would own real estate assets and would borrow from a lender using the owned property as mortgage collateral. If any such entity were to default on a loan, the lender’s recourse would be to the mortgaged property and the lender would typically not have a claim to other assets of the Fund. When such property level debt is not recourse to the Fund, the Fund will not treat such non-recourse borrowings as senior securities (as defined in the 1940 Act) for purposes of complying with the 1940 Act’s limitations on leverage, unless the entity holding such debt is a wholly-owned subsidiary of the Fund or the financial statements of the entity holding such debt will be consolidated in the Fund’s financial statements in accordance with Regulation S-X and other accounting rules.

Senior Securities. Senior securities may include any obligation or instrument issued by an investment company evidencing indebtedness, including the issuance of debt or preferred Shares of beneficial interest. Current law, as interpreted by the SEC and its staff, provides that, in the case of a senior security representing indebtedness, a closed-end investment company must have asset coverage of 300% immediately after such issuance, and no cash dividends on the company’s stock may be made unless the indebtedness generally has an asset coverage at that time of 300%. In the case of a class of senior security representing a stock, a closed-end investment company must have asset coverage of 200% immediately after such issuance, and no cash dividends on the company’s stock may be made unless the preferred stock generally has an asset coverage at that time of 200%. Shareholders of preferred stock also must have the right, as a class, to elect at least two directors at all times and to elect a majority of directors if dividends on their stock are unpaid in certain amounts.

Underwriting. Under the 1940 Act, underwriting securities generally involves an investment company purchasing securities directly from an issuer for the purpose of selling (distributing) them or participating in any such activity either directly or indirectly. The Fund’s limitation with respect to underwriting securities is not applicable to the extent that, in connection with the disposition of portfolio securities (including restricted securities), the Fund may be deemed an underwriter under certain federal securities laws.

Real Estate. The 1940 Act does not directly restrict an investment company’s ability to invest in real estate or interest in real estate but does require that every investment company have a fundamental investment policy governing such investments. The Fund may invest in real estate or interests in real estate, securities that are secured by or represent interests in real estate (e.g. mortgage loans evidenced by notes or other writings defined to be a type of security), mortgage-related securities, investment funds that invest in real estate through entities that may qualify as REITs, or in companies engaged in the real estate business or that have a significant portion of their assets in real estate (including REITs). The Fund can invest in real estate or interest in real estate to the extent set out in the investment strategies and policies described in the Prospectus and this SAI.

Commodities. The 1940 Act does not directly restrict an investment company’s ability to invest in commodities or contracts related to commodities but does require that every investment company have a fundamental investment policy governing such investments. The extent to which the Fund can invest in commodities or contracts related to commodities is set out in the investment strategies and policies described in the Prospectus and this SAI.

Loans. Under current law as interpreted by the SEC and its staff, the Fund may not lend any security if, as a result, more than 33 1/3% of its total assets would be lent to other parties. This restriction does not apply to purchases of debt securities or repurchase agreements or the origination of real estate-related loans by the Fund in accordance with its investment objective and policies. For purposes of this limitation, the term “loans” shall not include the purchase of a portion of an issue of publicly distributed bonds, debentures, or other securities.

Concentration. Although the 1940 Act does not define what constitutes “concentration” in an industry or group of industries, under current law as interpreted by the SEC and its staff, any fund that invests more than 25% of its total assets in a particular industry or group of industries (other than securities issued or guaranteed by the U.S. government, its agencies or instrumentalities) is deemed to be “concentrated” in that industry or group of industries. The Fund does not apply this restriction to (i) repurchase agreements collateralized by securities issued or guaranteed by the U.S. government, its agencies or instrumentalities or (ii) securities issued or guaranteed by the U.S. government, its agencies or instrumentalities, including U.S. government agency securities.

Repurchase Offers.    The Fund will not suspend or postpone a repurchase offer except pursuant to a vote of a majority of the Trustees, including a majority of the Independent Trust, and only: (i) if making or effecting the repurchase offer would cause the Fund to lose its status as a RIC under the Code; (ii) for any period during which the NYSE or any other market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (iii) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (iv) for such other periods as the SEC may by order permit for the protection of Shareholders of the Fund.

Non-Fundamental Investment Restrictions

In addition to the fundamental investment restrictions described above, the Board has adopted the following non-fundamental policy, which may be changed or amended by action of the Board without approval of Shareholders.

●	80% Investment Policy. The Fund’s name suggests that the Fund will focus its investments in the real estate industry; therefore, the Fund has adopted a non-fundamental policy that, under normal circumstances, it will invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in Real Estate Investments as defined in the Prospectus and described below. This restriction may be changed by the Board without Shareholder approval. However, Shareholders would receive at least 60 days’ notice prior to the effectiveness of the change.

NON-FUNDAMENAL INVESTMENT POLICIES AND RESTRICTIONS

All principal investment strategies and risks are discussed in the Prospectus. This section contains a more detailed discussion of some of the investments the Fund may make and some of the techniques the Fund may use, as described in the risk/return summary in the Prospectus. Additional non-principal strategies and risks also are discussed here.

Equity Securities

The Fund’s investments in equity securities will include Real Estate Investments but it may also involve common stock of companies not part of the real estate industry. The Fund’s exposure to such companies will be limited by the Fund’s desire to be taxed as a REIT. The value of a company’s stock may fall as a result of factors directly relating to that company, such as decisions made by its management or lower demand for the company’s products or services. A stock’s value also may fall because of factors affecting not just the company, but also companies in the same industry or in a number of different industries, such as increases in production costs. To the extent the Fund invests a significant portion of its assets in securities of a particular industry or sector, the Fund’s performance could be negatively affected if that industry or sector performs poorly. The value of a company’s stock also may be affected by changes in the financial markets that are relatively unrelated to the company or its industry, such as changes in interest rates or currency exchange rates. The value of a company’s stock is also generally subject to the risk of future local, national or global economic disturbances based on unknown weaknesses in the markets in which the Fund invests. In the event of such a disturbance, issuers of securities held by the Fund may experience significant declines in the value of their assets and even cease operations or may receive government assistance accompanied by increased restrictions on their business operations or other government intervention. Instability in the financial markets in the wake of the 2008 economic downturn led many governments and regulators, including the U.S. Government, to take a number of unprecedented actions designed to support certain financial institutions and segments of the financial markets that have experienced extreme volatility and, in some cases, a lack of liquidity. It is not certain if the U.S. Government or other governments will intervene in response to a future market disturbance and the effect of any such future intervention cannot be predicted. In addition, political events within the U.S. and abroad, including the U.S. Government’s ongoing inability to implement a long-term budget and deficit reduction plan, the imposition of tariffs and sanctions by the U.S. or other governments, uncertainty surrounding the sovereign debt of European Union (“EU”) members, the aftermath of the war in Iraq and possible terrorist attacks, could negatively impact financial markets and the Fund’s performance.

Private Investment Funds

The Fund may invest up to 15% of its assets in private funds (i.e., investment funds that would be investment companies but for the exemptions under Rule 3(c)(1) or 3(c)(7) under the 1940 Act). Among other things, the private funds may invest in U.S. and non-U.S. equity and debt securities and may engage in leverage, short selling and derivative transactions. Private funds typically offer their securities privately without registration under the Securities Act, in large minimum denominations (often at least $1 million) to a limited number of high net worth individual and institutional investors. Private funds are not registered as investment companies under the 1940 Act pursuant to an exemption from registration under the 1940 Act. The Fund has not set a limitation on the amount of its investments that it may invest in all other private equity real estate funds (e.g., those not within the definitions of investment company under Section 3(a)(1) of the 1940 Act (not primarily engaged in investing, reinvesting or trading in securities and have less than 40% of their total assets, on an unconsolidated basis, in “investment securities” as defined in the 1940 Act), or are otherwise excluded from the definition of investment company by Section 3(c)(5)(C) of the 1940 Act because they are primarily engaged in purchasing or otherwise acquiring mortgages and other liens on and interests in real estate).

Typically, investment managers of private funds are compensated through asset-based fees and incentive-based allocations. The private funds employ a variety of “alternative” investment strategies to achieve attractive risk-adjusted returns (i.e., returns adjusted to take into account the volatility of those returns) with low correlation to the broad equity and fixed-income markets. “Alternative” investment strategies, unlike “relative return strategies,” are generally managed without reference to the performance of equity, debt and other markets. Alternative investment strategies permit the managers of private funds to use leveraged or short sale positions to take advantage of perceived inefficiencies in the global capital markets. Alternative investment strategies differ from the investment programs of traditional registered investment companies, such as mutual funds. “Traditional” investment companies are generally characterized by long-only investments and restricted use of leverage.

Other Investment Companies

The Fund may invest in securities of other investment companies, including ETFs. The Fund will indirectly bear its proportionate share of any management fees and other expenses paid by investment companies in which it invests, in addition to the management fees (and other expenses) paid by the Fund. The Fund’s investments in other investment companies are subject to statutory limitations prescribed by the 1940 Act, including in certain circumstances a prohibition on the Fund acquiring more than 3% of the voting shares of any other investment company, and a prohibition on investing more than 5% of the Fund’s total assets in securities of any one investment company or more than 10% of its total assets in the securities of all investment companies. In addition, Rule 12d1-4 of the 1940 Act provides that the provisions of paragraph 12(d)(1) shall not apply to securities purchased or otherwise acquired by the Fund if (i) the Fund does not control the acquired fund; (ii) the Fund uses mirror voting if it holds more than 25% of an acquired open-end fund due to a decrease in the outstanding securities of the acquired fund and if it holds more than 10% of a closed-end fund; (iii) the Advisor and the investment adviser to the acquired fund make certain findings regarding the fund of funds arrangement, after considering specific factors; (iv) the Fund and acquired funds not advised by the Advisor have entered into an agreement prior to exceeding the limits of section 12(d)(1); and (v) the Fund is not part of a three tiered or more fund of funds structure. Many ETFs, however, have obtained exemptive relief from the SEC to permit unaffiliated funds (such as the Fund) to invest in their shares beyond these statutory limits, subject to certain conditions and pursuant to contractual arrangements between the ETFs and the investing funds. The Fund may rely on these exemptive orders in investing in ETFs.

ETFs are shares of unaffiliated investment companies issuing shares which are traded like traditional equity securities on a national stock exchange. Much like an index mutual fund, an ETF represents a portfolio of securities, which is often designed to track a particular market segment or index. An investment in an ETF, like one in any investment company, carries the same risks as those of its underlying securities. An ETF may fail to accurately track the returns of the market segment or index that it is designed to track, and the price of an ETF’s shares may fluctuate or lose money. In addition, because they, unlike other investment companies, are traded on an exchange, ETFs are subject to the following risks: (i) the market price of the ETF’s shares may trade at a premium or discount to the ETF’s net asset value; (ii) an active trading market for an ETF may not develop or be maintained; and (iii) there is no assurance that the requirements of the exchange necessary to maintain the listing of the ETF will continue to be met or remain unchanged. In the event substantial market or other disruptions affecting ETFs should occur in the future, the liquidity and value of the Fund’s shares could also be substantially and adversely affected.

The Fund may also invest in closed-end investment companies to gain exposure to the real estate industry and/or to gain exposure to other industries and asset classes. Shares of closed-end funds are typically offered to the public in a one-time initial public offering by a group of underwriters who retain a spread or underwriting commission of between 4% or 6% of the initial public offering price. Such securities are then listed for trading on the New York Stock Exchange, the National Association of Securities Dealers Automated Quotation System (commonly known as "NASDAQ") and, in some cases, may be traded in other over-the-counter markets. Because the shares of closed-end funds cannot be redeemed upon demand to the issuer like the shares of an open-end investment company (such as the Fund), investors seek to buy and sell shares of closed-end funds in the secondary market.

The Fund generally will purchase shares of closed-end funds only in the secondary market. The Fund will incur normal brokerage costs on such purchases similar to the expenses the Fund would incur for the purchase of securities of any other type of issuer in the secondary market. The Fund may, however, also purchase securities of a closed-end fund in an initial public offering when, in the opinion of the Advisor, based on a consideration of the nature of the closed-end fund's proposed investments, the prevailing market conditions and the level of demand for such securities, they represent an attractive opportunity for growth of capital. The initial offering price typically will include a dealer spread, which may be higher than the applicable brokerage cost if the Fund purchased such securities in the secondary market.

The shares of many closed-end funds, after their initial public offering, frequently trade at a price per share that is less than the net asset value per share, the difference representing the "market discount" of such shares. This market discount may be due in part to the investment objective of long-term appreciation, which is sought by many closed-end funds, as well as to the fact that the shares of closed-end funds are not redeemable by the holder upon demand to the issuer at the next determined net asset value, but rather, are subject to supply and demand in the secondary market. A relative lack of secondary market purchasers of closed-end fund shares also may contribute to such shares trading at a discount to their net asset value.

The Fund may invest in shares of closed-end funds that are trading at a discount to net asset value or at a premium to net asset value. There can be no assurance that the market discount on shares of any closed-end fund purchased by the Fund will ever decrease. In fact, it is possible that this market discount may increase and the Fund may suffer realized or unrealized capital losses due to further decline in the market price of the securities of such closed-end funds, thereby adversely affecting the net asset value of the Fund's shares. Similarly, there can be no assurance that any shares of a closed-end fund purchased by the Fund at a premium will continue to trade at a premium or that the premium will not decrease subsequent to a purchase of such shares by the Fund.

Closed-end funds may issue senior securities (including preferred stock and debt obligations) for the purpose of leveraging the closed-end fund's common shares in an attempt to enhance the current return to such closed-end fund's common shareholders. The Fund's investment in the common shares of closed-end funds that are financially leveraged may create an opportunity for greater total return on its investment, but at the same time may be expected to exhibit more volatility in market price and net asset value than an investment in shares of investment companies without a leveraged capital structure.

Residential and Commercial Debt Securities

The Fund may also invest in residential and commercial debt securities. These mortgage-backed securities include those issued by the Government National Mortgage Association (“GNMA”), Federal National Mortgage Association (“FNMA”), Federal Home Loan Mortgage Corporation (“FHLMC”) or certain foreign issuers. Mortgage-backed securities represent direct or indirect participations in, or are secured by and payable from, mortgage loans secured by real property. The mortgages backing these securities include, among other mortgage instruments, conventional 30-year fixed-rate mortgages, 15-year fixed-rate mortgages, graduated payment mortgages and adjustable rate mortgages. The government or the issuing agency typically guarantees the payment of interest and principal of these securities. However, the guarantees do not extend to the securities’ yield or value, which are likely to vary inversely with fluctuations in interest rates, nor do the guarantees extend to the yield or value of a Fund’s shares. These securities generally are “pass-through” instruments, through which the holders receive a share of all interest and principal payments from the mortgages underlying the securities, net of certain fees.

Yields on pass-through securities are typically quoted by investment dealers and vendors based on the maturity of the underlying instruments and the associated average life assumption. The average life of pass-through pools varies with the maturities of the underlying mortgage loans. A pool’s term may be shortened by unscheduled or early payments of principal on the underlying mortgages. The occurrence of mortgage prepayments is affected by various factors, including the level of interest rates, general economic conditions, the location, scheduled maturity and age of the mortgage and other social and demographic conditions. Because prepayment rates of individual pools vary widely, it is not possible to predict accurately the average life of a particular pool. For pools of fixed-rate 30-year mortgages in a stable interest rate environment, a common industry practice in the U.S. has been to assume that prepayments will result in a 12-year average life, although it may vary depending on numerous factors. At present, pools, particularly those with loans with other maturities or different characteristics, are priced on an assumption of average life determined for each pool. In periods of falling interest rates, the rate of prepayment tends to increase, thereby shortening the actual average life of a pool of mortgage-related securities. Conversely, in periods of rising rates the rate of prepayment tends to decrease, thereby lengthening the actual average life of the pool. However, these effects may not be present, or may differ in degree, if the mortgage loans in the pools have adjustable interest rates or other special payment terms, such as a prepayment charge. Actual prepayment experience may cause the yield of mortgage-backed securities to differ from the assumed average life yield. Reinvestment of prepayments may occur at higher or lower interest rates than the original investment, thus affecting a Fund’s yield.

The rate of interest on mortgage-backed securities is lower than the interest rates paid on the mortgages included in the underlying pool due to the annual fees paid to the servicer of the mortgage pool for passing through monthly payments to certificate holders and to any guarantor, such as GNMA, and due to any yield retained by the issuer. Actual yield to the holder may vary from the coupon rate, even if adjustable, if the mortgage-backed securities are purchased or traded in the secondary market at a premium or discount. In addition, there is normally some delay between the time the issuer receives mortgage payments from the servicer and the time the issuer makes the payments on the mortgage-backed securities, and this delay reduces the effective yield to the holder of such securities.

The Fund may invest in other types of residential and commercial debt securities such as FHLMC Structured Pass-Through Certificates, known as “K-Notes.” K-Notes are securitized interests in apartment mortgage notes that are assembled by the FHLMC and issued by special purpose trusts. K-Notes are issued with varying levels of maturity and seniority. Some K-Notes are repurchased and reissued by FHLMC with a FHLMC guarantee, while other K-Notes do not have a FHLMC guarantee. The Fund may invest in the privately offered subordinate classes of K-Notes. Because more-senior classes have payment priority over subordinate classes of K-Notes, the value of subordinate K-Notes is highly sensitive to the default rate and foreclosure recovery rate on the underlying apartment loans. Subordinate K-Notes are also subject to liquidity risk because they are not available to the investing public and have a limited secondary market composed of institutional investors.

Corporate Bonds

The Fund may invest in corporate bonds, including corporate bonds of real estate-related companies. Corporate bonds include a wide variety of debt obligations of varying maturities issued by U.S. and foreign corporations (including banks) and other business entities. Bonds are fixed or variable rate debt obligations, including bills, notes, debentures and similar instruments and securities. The Fund will invest in U.S. dollar-denominated corporate bonds and may also invest in bonds denominated in foreign currencies in accordance with the Fund’s investment objective and policies as described in the Prospectus.

The Fund has the flexibility to invest in corporate bonds that are below investment grade quality, see Below Investment Grade (“High Yield” or “Junk”) Securities for additional information such bonds. Corporate bonds rated below investment grade quality are obligations of issuers that are considered predominately speculative with respect to the issuer’s capacity to pay interest and repay principal according to the terms of the obligation and, therefore, carry greater investment risk, including the possibility of issuer default and bankruptcy and increased market price volatility. Corporate bonds rated below investment grade tend to be less marketable than higher-quality securities because the market for them is less broad. The market for corporate bonds unrated by any NRSRO is even narrower. During periods of thin trading in these markets, the spread between bid and asked prices is likely to increase significantly and the Fund may have greater difficulty selling its portfolio securities. The Fund will be more dependent on the Advisors’ research and analysis when investing in these securities.

The ratings of Moody’s, S&P and Fitch generally represent their opinions as to the quality of the bonds they rate. It should be emphasized, however, that such ratings are relative and subjective, are not absolute standards of quality, are subject to change and do not evaluate the market risk and liquidity of the securities. Consequently, bonds with the same maturity, coupon and rating may have different yields while obligations of the same maturity and coupon with different ratings may have the same yield.

Subject to rating agency guidelines, the Fund may invest a significant portion of its assets in broad segments of the bond market. If the Fund invests a significant portion of its assets in one segment, the Fund will be more susceptible to economic, business, political, regulatory and other developments generally affecting issuers in such segment of the corporate bond market.

Zero Coupon Securities and Payment-In-Kind Securities

The Fund may invest in zero coupon securities and payment-in-kind securities. Zero coupon securities are debt securities that pay no cash income and are sold at substantial discounts from their value at maturity. When a zero coupon security is held to maturity, its entire return, which consists of the amortization discount, comes from the difference between its purchase price and its maturity value. This difference is known at the time of purchase, so that investors holding zero coupon securities until maturity know at the time of their investment what the expected return on their investment will be, assuming full repayment of the bond. The Fund also may purchase payment-in-kind securities. Payment-in-kind securities pay all or a portion of their interest in the form of debt or equity securities rather than cash.

Zero coupon securities and payment-in-kind securities tend to be subject to greater price fluctuations in response to changes in interest rates than are ordinary interest-paying debt securities with similar maturities. The value of zero coupon securities appreciates more during periods of declining interest rates and depreciates more during periods of rising interest rates than ordinary interest-paying debt securities with similar maturities. Zero coupon securities and payment-in-kind securities may be issued by a wide variety of corporate and governmental issuers.

Current federal income tax law requires the holder of a zero coupon security, certain payment-in-kind securities, and certain other securities acquired at a discount to accrue income with respect to these securities prior to the receipt of cash payments. Accordingly, to avoid liability for federal income and excise taxes, the Fund may be required to distribute cash attributable to income accrued with respect to these securities and may have to dispose of portfolio securities under disadvantageous circumstances in order to generate cash to satisfy these distribution requirements.

Variable Rate Obligations

The Fund may invest in variable rate obligations. Variable rate obligations bear interest at rates that are not fixed, but vary with changes in specified market rates or indexes, such as the prime rate, and at specified intervals. Such obligations include, but are not limited to, variable rate master demand notes, which are unsecured instruments issued pursuant to an agreement between the issuer and the holder that permit the indebtedness thereunder to vary and provide for periodic adjustments in the interest rate.

Certain of the variable rate obligations that may be purchased by the Fund may carry a demand feature that would permit the holder to tender them back to the issuer of the instrument or to a third party at par value prior to maturity. Some of the demand instruments that may be purchased by the Fund may not trade in a secondary market and would derive their liquidity solely from the ability of the holder to demand repayment from the issuer or third party providing credit support. If a demand instrument is not traded in a secondary market, the Fund will nonetheless treat the instrument as “readily marketable” for the purposes of determining whether the instrument is an illiquid security unless the demand feature has a notice period of more than seven days in which case the instrument will be characterized as “not readily marketable” and therefore illiquid. The Advisor will monitor on an ongoing basis the ability of an issuer of a demand instrument to pay principal and interest on demand.

The Fund’s right to obtain payment at par on a demand instrument could be affected by events occurring between the date the Fund elects to demand payment and the date payment is due that may affect the ability of the issuer of the instrument or the third party providing credit support to make payment when due, except when

Below Investment Grade (“High Yield” or “Junk”) Securities

Under rating agency guidelines, medium- and lower-rated securities and comparable unrated securities will likely have some quality and protective characteristics that are outweighed by large uncertainties or major risk exposures to adverse conditions. Medium- and lower-rated securities may have poor prospects of ever attaining any real investment standing, may have a current identifiable vulnerability to default or be in default, may be unlikely to have the capacity to pay interest and repay principal when due in the event of adverse business, financial or economic conditions, and/or may be likely to be in default or not current in the payment of interest or principal. Such securities are considered speculative with respect to the issuer’s capacity to pay interest and repay principal in accordance with the terms of the obligations. Accordingly, it is possible that these types of factors could reduce the value of investments held by the Fund with a commensurate effect on the value of the Shares.

Changes by recognized rating services in their ratings of any security and in the ability of an issuer to make payments of interest and principal may also affect the value of these investments. The ratings of Moody’s, S&P and Fitch generally represent the opinions of those organizations as to the quality of the securities that they rate. Such ratings, however, are relative and subjective, are not absolute standards of quality, are subject to change and do not evaluate the market risk or liquidity of the securities.

The secondary markets for high yield securities are generally not as liquid as the secondary markets for higher rated securities. The secondary markets for high yield securities are concentrated in relatively few market makers and participants in the market are mostly institutional investors, including insurance companies, banks, other financial institutions and mutual funds. In addition, the trading volume for high yield securities is generally lower than that for higher-rated securities, and the secondary markets could contract under adverse market or economic conditions independent of any specific adverse changes in the condition of a particular issuer. These factors may have an adverse effect on the ability of the Fund to dispose of particular portfolio investments, may adversely affect the Fund’s net asset value (“NAV”) per Share and may limit the ability of the Fund to obtain accurate market quotations for purposes of valuing securities and calculating NAV. If the Fund is not able to obtain precise or accurate market quotations for a particular security, it will become more difficult to value the Fund’s portfolio securities, and a greater degree of judgment may be necessary in making such valuations. Less liquid secondary markets may also affect the ability of the Fund to sell securities at their fair value. If the secondary markets for high yield securities contract due to adverse economic conditions or for other reasons, certain liquid securities in the Fund’s portfolio may become illiquid and the proportion of the Fund’s assets invested in illiquid securities may significantly increase.

Prices for high yield securities may be affected by legislative and regulatory developments. These laws could adversely affect the Fund’s NAV and investment practices, the secondary market for high yield securities, the financial condition of issuers of these securities and the value of outstanding high yield securities. For example, federal legislation requiring the divestiture by federally insured savings and loan associations of their investments in high yield bonds and limiting the deductibility of interest by certain corporate issuers of high yield bonds adversely affected the market in recent years.

U.S. Government Obligations

Securities issued or guaranteed by U.S. government agencies and instrumentalities include obligations that are supported by: (a) the full faith and credit of the Treasury (e.g., Ginnie Mae Certificates); (b) the limited authority of the issuer or guarantor to borrow from the Treasury (e.g., obligations of Federal Home Loan Banks); or (c) only the credit of the issuer or guarantor (e.g., Freddie Mac Certificates). In the case of obligations not backed by the full faith and credit of the Treasury, the agency issuing or guaranteeing the obligation is principally responsible for ultimate repayment.

Agencies and instrumentalities that issue or guarantee debt securities and that have been established or sponsored by the U.S. government include, in addition to those identified above, the Bank for Cooperatives, the Export-Import Bank, the Federal Farm Credit System, the Federal Intermediate Credit Banks, the Federal Land Banks, Fannie Mae and the Student Loan Marketing Association.

Reverse Repurchase Agreements

The Fund may enter into reverse repurchase agreements, under which the Fund will effectively pledge its assets as collateral to secure a short-term loan. Generally, the other party to the agreement makes the loan in an amount equal to a percentage of the market value of the pledged collateral. At the maturity of the reverse repurchase agreement, the Fund will be required to repay the loan and correspondingly receive back its collateral. While used as collateral, the assets continue to pay principal and interest which are for the benefit of the Fund.

Repurchase Agreements

A repurchase agreement is a transaction in which the seller of a security commits itself at the time of the sale to repurchase that security from the Fund, as the buyer, at a mutually agreed upon time and price.

The Fund will enter into repurchase agreements only with dealers, domestic banks or recognized financial institutions which, in the opinion of the Advisor, are deemed creditworthy. The Advisor will monitor the value of the securities underlying the repurchase agreement at the time the transaction is entered into and at all times during the term of the repurchase agreement to ensure that the value of the securities always equals or exceeds the repurchase price. The Fund requires that additional securities be deposited if the value of the securities purchased decreases below their resale price and does not bear the risk of a decline in the value of the underlying security unless the seller defaults under the repurchase obligation. In the event of default by the seller under the repurchase agreement, the Fund could experience losses and experience delays in connection with the disposition of the underlying security. To the extent that, in the meantime, the value of the securities that the Fund has purchased has decreased, the Fund could experience a loss. Repurchase agreements with maturities of more than seven days will be treated as illiquid securities by the Fund.

Loans of Portfolio Securities

The Fund may lend portfolio securities to brokers or dealers or other financial institutions although it has no current intention to do so. The procedure for the lending of securities will include the following features and conditions. The borrower of the securities will deposit cash or liquid securities with the Fund in an amount equal to a minimum of 100% of the market value of the securities lent. The Fund will invest the cash collateral in short-term debt securities or cash equivalents and earn the interest thereon. A negotiated portion of the income so earned may be paid to the borrower and/or the broker who arranged the loan. If the Fund receives securities as collateral, the Fund will receive a fee from the borrower. If the value of the collateral drops below the required minimum at any time, the borrower may be called upon to post additional collateral. If the additional collateral is not paid, the loan will be immediately due and the Fund may use the collateral or its own cash to replace the securities by purchase in the open market charging any loss to the borrower. These will be “demand” loans and may be terminated by the Fund at any time. The Fund will receive any dividends and interest paid on the securities lent and the loans will be structured to assure that the Fund will be able to exercise its voting rights on the securities.

Rule 144A Securities

The Fund may purchase Rule 144A securities for which there is a secondary market of qualified institutional buyers, as defined in Rule 144A promulgated under the Securities Act. Rule 144A provides an exemption from the registration requirements of the Securities Act for the resale of certain restricted securities to qualified institutional buyers. The Board has determined that Rule 144A securities may be considered liquid securities if so determined by the Advisor. The Advisor has adopted policies and procedures for the purpose of determining whether securities that are eligible for resales under Rule 144A are liquid or illiquid. Pursuant to those policies and procedures, the Advisor may make the determination as to whether a particular security is liquid or illiquid with consideration to be given to, among other things, the frequency of trades and quotes for the security, the number of dealers willing to sell the security, the number of potential purchasers, dealer undertakings to make a market in the security, the nature of the security and the time needed to dispose of the security.

To the extent that liquid Rule 144A securities that the Fund holds become illiquid, due to the lack of sufficient qualified institutional buyers or market or other conditions, the percentage of the Fund’s assets invested in illiquid assets would increase. The Advisor will monitor Fund investments in Rule 144A securities and will consider appropriate measures to enable the Fund to meet any investment limitations and to maintain sufficient liquidity for operating purposes and to meet redemption requests.

Restricted Securities and Securities with Limited Trading Markets

The Fund may purchase securities for which there is a limited trading market or which are subject to restrictions on resale to the public. If the Fund were to assume substantial positions in securities with limited trading markets, the activities of the Fund could have an adverse effect upon the liquidity and marketability of such securities and the Fund might not be able to dispose of its holdings in those securities at then current market prices. Circumstances could also exist (to satisfy redemptions, for example) when portfolio securities might have to be sold by the Fund at times which otherwise might be considered to be disadvantageous so that the Fund might receive lower proceeds from such sales than it had expected to realize. Investments in securities which are “restricted” may involve added expenses to the Fund should the Fund be required to bear registration costs with respect to such securities. The Fund could also be delayed in disposing of such securities which might have an adverse effect upon the price and timing of sales and the liquidity of the Fund. Restricted securities and securities for which there is a limited trading market may be significantly more difficult to value due to the unavailability of reliable market quotations for such securities, and investment in such securities may have an adverse impact on NAV. As more fully described above, the Fund may purchase Rule 144A securities for which there may be a secondary market of qualified institutional buyers as contemplated by Rule 144A under the Securities Act.

Convertible Securities and Synthetic Convertible Securities

The Fund may invest in convertible securities. A convertible security is a bond, debenture, note, preferred stock or other security that may be converted into or exchanged for a prescribed amount of common stock or other equity security of the same or a different issuer within a particular period of time at a specified price or formula. Before conversion, convertible securities have characteristics similar to nonconvertible income securities in that they ordinarily provide a stable stream of income with generally higher yields than those of common stocks of the same or similar issuers, but lower yields than comparable nonconvertible securities. Similar to traditional fixed income securities, the market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, when the market price of the common stock underlying a convertible security exceeds the conversion price, the convertible security tends to reflect the market price of the underlying common stock. As the market price of the underlying common stock declines, the convertible security tends to trade increasingly on a yield basis and thus may not decline in price to the same extent as the underlying common stock. The credit standing of the issuer and other factors also may impact the market price of the convertible security.

Credit Linked Notes

Credit linked notes are structured securities typically issued by banks whose principal and interest payments are contingent on the performance of the reference issuer. Credit linked notes are created using various derivatives to form an investment whose credit risk and cash flow characteristics resemble those of a bond or loan. These credit linked notes pay an enhanced coupon to the investor for taking on the added credit risk of the reference issuer.

Money Market Instruments

The Fund may invest, for defensive or diversification purposes or otherwise, some or all of its assets in high quality fixed-income securities, money market instruments, and money market mutual funds, or hold cash or cash equivalents in such amounts as the Fund or the Public Sub-Adviser deems appropriate under the circumstances. Pending allocation of the offering proceeds of this offering and thereafter, from time to time, the Fund also may invest in these instruments and other investment vehicles. Money market instruments are high quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less, and may include U.S. Government securities, commercial paper, certificates of deposit and bankers’ acceptances issued by domestic branches of U.S. banks that are members of the Federal Deposit Insurance Corporation (the “FDIC”), and repurchase agreements.

Special Investment Techniques

The Fund may use a variety of special investment instruments and techniques to hedge against various risks or other factors and variables that may affect the values of the Fund’s portfolio securities. The Fund may employ different techniques over time, as new instruments and techniques are introduced or as a result of regulatory developments. Some special investment techniques that the Fund may use may be considered speculative and involve a high degree of risk, even when used for hedging purposes. A hedging transaction may not perform as anticipated, and the Fund may suffer losses as a result of its hedging activities.

Derivatives

The Fund may engage in transactions involving options and other derivative financial instruments. Derivatives can be volatile and involve various types and degrees of risk. By using derivatives, the Fund may be permitted to increase or decrease the level of risk, or change the character of the risk, to which the portfolio is exposed.

A small investment in derivatives could have a substantial impact on the Fund’s performance. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant and rapid changes in the prices for derivatives. If the Fund were to invest in derivatives at an inopportune time, or the Advisor evaluates market conditions incorrectly, the Fund’s derivative investment could negatively impact the Fund’s return, or result in a loss. In addition, the Fund could experience a loss if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market.

Options. The Fund may purchase call and put options on specific securities. The Fund may also write and sell covered or uncovered call options for both hedging purposes and to pursue the Fund’s investment objectives. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated price at any time before the option expires. Similarly, a call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated price at any time before the option expires.

In a covered call option, the Fund owns the underlying security. The sale of such an option exposes the Fund to a potential loss of opportunity to realize appreciation in the market price of the underlying security during the term of the option. Using covered call options might expose the Fund to other risks, as well. For example, the Fund might be required to continue holding a security that the Fund might otherwise have sold to protect against depreciation in the market price of the security.

When writing options, the Fund may close its position by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. If the amount paid to purchase an option is less or more than the amount received from the sale, the Fund will, accordingly, realize a profit or loss. To close out a position as a purchaser of an option, the Fund would liquidate the position by selling the option previously purchased.

Options on Securities Indexes. The Fund may purchase and sell call and put options on stock indexes listed on national securities exchanges or traded in the OTC market for hedging or speculative purposes. A stock index fluctuates with changes in the market values of the stocks included in the index. Accordingly, successful use of options on stock indexes will be subject to the Advisor’s ability to correctly evaluate movements in the stock market generally, or of a particular industry or market segment.

Swap Agreements. The Fund may enter into a variety of swap agreements, including equity, interest rate, and index swap agreements. The Fund is not limited to any particular form of swap agreement if the Advisor determines that other forms are consistent with the Fund’s investment objectives and policies. Swap agreements are contracts entered into by two parties (primarily institutional investors) for periods ranging from a few weeks to more than a year. In a standard swap transaction, the parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or “swapped” between the parties are generally calculated with respect to a “notional amount,” i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a “basket” of securities representing a particular index. Additional forms of swap agreements include (i) interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or “cap;” (ii) interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or “floor;” and (iii) interest rate collars, under which a party sells a cap and purchases a floor (or vice versa) in an attempt to protect itself against interest rate movements exceeding certain minimum or maximum levels.

Generally, the Fund’s obligations (or rights) under a swap agreement will be equal only to the net amount to be paid or received under the agreement, based on the relative values of the positions held by the parties. The risk of loss is limited to the net amount of interest payments that a party is contractually required to make. As such, if the counterparty to a swap defaults, the Fund’s risk of loss consists of the net amount of payments that it is entitled to receive.

Government Regulation of Derivatives. It is possible that government regulation of various types of derivative instruments, including swap agreements, may limit or prevent the Fund from using such instruments as a part of its investment strategy, and could ultimately prevent the Fund from being able to achieve its investment objective. It is impossible to predict fully the effects of legislation and regulation in this area, but the effects could be substantial and adverse.

Under recently adopted rules and regulations, transactions in some types of swaps (including interest rate swaps and credit default swaps on North American and European indices) are required to be centrally cleared, and additional types of swaps may be required to be centrally cleared in the future. In a transaction involving those swaps (“cleared derivatives”), the Fund’s counterparty is a clearing house, rather than a bank or broker. Since the Fund is not a member of a clearing house and only clearing members can participate directly in the clearing house, the Fund will hold cleared derivatives through accounts at clearing members. In cleared derivatives transactions, the Fund will make payments (including margin payments) to and receive payments from a clearing house through its accounts at clearing members. Clearing members guarantee performance of their clients’ obligations to the clearing house.

In addition, U.S. regulators, the European Union and certain other jurisdictions have adopted minimum margin and capital requirements for uncleared OTC derivatives transactions. It is expected that these regulations will have a material impact on the Fund’s use of uncleared derivatives. These rules will impose minimum margin requirements on derivatives transactions between the Fund and its swap counterparties and may increase the amount of margin the Fund is required to provide. They will impose regulatory requirements on the timing of transferring margin, which may accelerate the Fund’s current margin process. They will also effectively require changes to typical derivatives margin documentation. Such requirements could increase the amount of margin the Fund needs to provide in connection with uncleared derivatives transactions and, therefore, make such transactions more expensive.

When-Issued, Delayed Delivery and Forward Commitment Securities

To reduce the risk of changes in securities prices and interest rates, the Fund may purchase securities on a forward commitment, when-issued or delayed delivery basis. This means that delivery and payment occur a number of days after the date of the commitment to purchase. The payment obligation and the interest rate receivable with respect to such purchases are determined when the Fund enters into the commitment, but the Fund does not make payment until it receives delivery from the counterparty. The Fund may, if it is deemed advisable, sell the securities after it commits to a purchase but before delivery and settlement takes place.

Securities purchased on a forward commitment, when-issued or delayed delivery basis are subject to changes in value based upon the public’s perception of the creditworthiness of the issuer and changes (either real or anticipated) in the level of interest rates. Purchasing securities on a when-issued or delayed delivery basis can present the risk that the yield available in the market when the delivery takes place may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment, when-issued or delayed delivery basis when the Fund is fully, or almost fully invested, results in a form of leverage and may cause greater fluctuation in the value of the net assets of the Fund. In addition, there is a risk that securities purchased on a when-issued or delayed delivery basis may not be delivered, and that the purchaser of securities sold by the Fund on a forward basis will not honor its purchase obligation. In such cases, the Fund may incur a loss.

Non-Diversified Status

The Fund intends to operate as a “non-diversified” fund under the 1940 Act. This means the Fund may, with respect to 50% of its total assets, invest up to 25% of its total assets in the securities of any issuer. With respect to the remaining 50% of the Fund’s total assets, (i) the Fund may not invest more than 5% of its total assets in the securities of any one issuer, and (ii) the Fund may not acquire more than 10% of the outstanding voting securities of any one issuer. These tests apply at the end of each quarter of the taxable year and are subject to certain conditions and limitations under the Code. These tests do not apply to investments in United States Government Securities and regulated investment companies. Because the Fund is “non-diversified,” it can invest a greater percentage of its assets in a single issuer or a group of issuers, and, as a result, may be subject to greater credit, market, and other risks than a diversified fund. The poor performance by a single issuer may have a greater impact on the performance of a non-diversified fund. A non-diversified fund’s shares tend to be more volatile than shares of a diversified fund and are more susceptible to the risks of focusing investments in a small number of issuers or industries, and the risks of a single economic, political or regulatory occurrence.

Additional Risks

Market Disruptions Risk.

The Fund is subject to investment and operational risks associated with financial, economic and other global market developments and disruptions, including those arising from war, terrorism, market manipulation, government interventions, defaults and shutdowns, political changes or diplomatic developments, public health emergencies (such as the spread of infectious diseases, pandemics and epidemics) and natural/environmental disasters, which can all negatively impact the securities markets and cause the Fund to lose value. These events can also impair the technology and other operational systems upon which the Fund’s service providers, including the Fund’s investment adviser, rely, and could otherwise disrupt the Fund’s service providers’ ability to fulfill their obligations to the Fund.

The recent spread of an infectious respiratory illness caused by a novel strain of coronavirus (known as COVID-19) has caused volatility, severe market dislocations and liquidity constraints in many markets, including markets for the investments the Fund may hold, and may adversely affect the Fund’s investments and operations. The transmission of COVID-19 and efforts to contain its spread have resulted in travel restrictions and disruptions, closed international borders, enhanced health screenings at ports of entry and elsewhere, disruption of and delays in healthcare service preparation and delivery, quarantines, event and service cancellations or interruptions, disruptions to business operations (including staff furloughs and reductions) and supply chains, and a reduction in consumer and business spending, as well as general concern and uncertainty that has negatively affected the economy. These disruptions have led to instability in the market-place, including equity and debt market losses and overall volatility, and the jobs market. The impact of COVID-19, and other infectious illness outbreaks, epidemics or pandemics that may arise in the future, could adversely affect the economies of many nations or the entire global economy, the financial well-being and performance of individual issuers, borrowers and sectors and the health of the markets generally in potentially significant and unforeseen ways. In addition, the impact of infectious illnesses, such as COVID-19, in emerging market countries may be greater due to generally less established healthcare systems. This crisis or other public health crises may exacerbate other pre-existing political, social and economic risks in certain countries or globally.

The foregoing could lead to a significant economic downturn or recession, increased market volatility, a greater number of market closures, higher default rates and adverse effects on the values and liquidity of securities or other assets. Such impacts, which may vary across asset classes, may adversely affect the performance of the Fund. In certain cases, an exchange or market may close or issue trading halts on specific securities or even the entire market, which may result in the Fund being, among other things, unable to buy or sell certain securities or financial instruments or to accurately price the Fund’s investments. These and other developments may adversely affect the liquidity of the Fund’s investments.

Operational and Cybersecurity Risk

The Fund, its service providers and other market participants increasingly depend on complex information technology and communications systems to conduct business functions. These systems are subject to various threats or risks that could adversely affect the Fund and its shareholders.

For instance, unauthorized third parties may attempt to improperly access, modify, disrupt the operations of or prevent access to these systems or data within them, whether systems of the Fund, the Fund’s service providers, counterparties, or other market participants. Power or communication outages, acts of God, information technology equipment malfunctions, operational errors (both human and systematic) and inaccuracies within software or data processing systems may also disrupt business operations or impact critical data.

With the increased use of technologies such as the Internet and the dependence on computer systems to perform necessary business functions, investment companies such as the Fund and its service providers may be prone to operational and information security risks resulting from cyber-attacks. In general, cyber-attacks result from deliberate attacks but unintentional events may have effects similar to those caused by cyber-attacks. Cyber-attacks include, among other behaviors, stealing or corrupting data maintained online or digitally, denial of service attacks on websites, the unauthorized release of confidential information and causing operational disruption. Successful cyber-attacks against, or security breakdowns of, the Fund or its advisers, custodians, fund accountant, fund administrator, transfer agent, pricing vendors and/or other third party service providers may adversely impact the Fund and its shareholders. For instance, cyber-attacks may interfere with the processing of shareholder transactions, cause the release of private shareholder information or confidential Fund information, impede trading, cause reputational damage, and subject the Fund to regulatory fines, penalties or financial losses, reimbursement or other compensation costs, and/or additional compliance costs. The Fund also may incur substantial costs for cybersecurity risk management in order to guard against any cyber incidents in the future. While the Fund or its service providers may have established business continuity plans and systems designed to guard against such cyber-attacks or adverse effects of such attacks, there are inherent limitations in such plans and systems including the possibility that certain risks have not been identified, in large part because different unknown threats may emerge in the future. Similar types of cybersecurity risks also are present for issuers of securities in which the Fund invests, which could result in material adverse consequences for such issuers, and may cause the Fund’s investment in such securities to lose value. In addition, cyber-attacks involving a counterparty to the Fund could affect such a counterparty’s ability to meets it obligations to the Fund, which may result in losses to the Fund and its shareholders. The Fund cannot directly control any cyber-security plans or systems put in place by its service providers, Fund counterparties, issuers in which the Fund invests or securities markets and exchanges.

PORTFOLIO TURNOVER

The Fund may dispose of securities without regard to the length of time they have been held when such actions, for defensive reasons or otherwise, appear advisable to the Advisor. The Fund's portfolio turnover rate is calculated by dividing the lesser of purchases or sales of portfolio securities for the particular fiscal year by the monthly average value of the portfolio securities owned by the Fund during the particular fiscal year. For purposes of determining this rate, all securities whose maturities at the time of acquisition are one year or less are excluded. A high portfolio turnover rate bears certain tax consequences and results in greater transaction costs, which are borne directly by the Fund or indirectly by the Shareholders. For the fiscal period/year ended March 31, 2022 and March 31, 2023 the Fund’s portfolio turnover rate was 2% and 7%, respectively.

MANAGEMENT OF THE FUND

Board of Trustees

The Fund is governed by its Board of Trustees, which has overall responsibility for monitoring and overseeing the Fund’s investment program, its management and operations, and the Advisor on behalf of the Fund and the Shareholders. The Board of Trustees has approved the Fund’s investment program as described in the Prospectus.

At least a majority of the Trustees are and will be persons who are not “interested persons,” as defined in Section 2(a)(19) of the 1940 Act, of the Fund (referred to as the “Independent Trustees”). Each investor, by purchasing Shares in the Fund, will become a Shareholder of the Fund and will be deemed to have voted for the election of each initial Trustee. Any vacancy on the Board of Trustees may be filled by a majority of the remaining Trustees, except to the extent the 1940 Act requires the election of trustees by Shareholders.

Trustees and Officers

The tables below show, for each Trustee and executive officer of the Fund, his or her name, address and age, the position held with the Fund, the length of time served as Trustee or officer of the Fund, the Trustee's or officer's principal occupations during the last five (5) years, the number of portfolios in the fund complex overseen by the Trustee or for which a person served as an officer, and other directorships or trusteeships held by such Trustee.

Information Regarding Trustees

Name and Year of Birth	Position with the Fund	Term of Office and Length of Time Served	Principal Occupation(s) and Other Directorships/Trusteeships During Past Five Years	Number of Portfolios in Fund Complex Overseen by Trustee
Interested Trustees:
Lawrence S. Eiben (1972)	Secretary, Treasurer, Principal Accounting Officer and Principal Financial Officer	Indefinite; Since Inception	Owner Thirdline Capital Management, LLC, the investment adviser to the Fund from February 2021 to present; Managing Member of Patina Wealth GP, LLC (a General Partner for an entity used to manage personal assets); Owner of Davis Creek Associates, LLC (a firm providing private equity/private debt to early stage companies) from 2016 to December 2020. Director of Westcreek Financial, Inc. (a finance company) from December 2019 to March 2022.	1
Charles C. Hutchens (1980)	President and Chief Executive Officer	Since August 2021	Owner Thirdline Capital Management, LLC, the investment adviser to the Fund from February 2021 to present; Manager and Member of 5950 Harbour Lane, LLC from November 2022 to present; Member and Co-Manager of 590 Harbour Lane Manage, LLC from November 2022 to present; From 2005 to 2021 Mr. Hutchens worked at The Holladay Corporation, a commercial real estate development and investment firm, where he began as an Analyst, advanced to Director of Development and Acquisitions and completed his tenure in the role of Vice President.	1
Independent Trustees:
Laura R. Markley, CPA, MBA (1985)	Trustee	Since August 2021	From 2013 to present, Managing Director and Chief Financial Officer New Richmond Ventures (NRV), an investment firm that invests in early-stage venture capital opportunities.	1
Joseph W. McDonald (1981)	Trustee	Since August 2021	Officer at Market Concepts, LLC, a Virginia registered investment advisory firm, from September 2008 to present; From June 2018 to present, serves in a business development role at Persevere Lending, a company that offers privately funded real estate loans.	1
Jonathan F. Wilson (1979)	Trustee	Since August 2021	Partner, Managing Director, Co-Portfolio Manager, and Investment Committee member of Small Buyout Opportunities Funds at Siguler Guff & Company, LP a multi-strategy private equity investment firm which, together with its affiliates, has approximately $15 billion of assets under management, joined in 2005.	1

Information Regarding Officers that are not Trustees

Name and Year of Birth	Position with the Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships Held By the Trustee
Charles Black (1979)	Chief Compliance Officer	Indefinite; Since September 2022	Managing Director and Head of Compliance Services (February 2023 – Present) Vice President and Head of Compliance Services (April 2021 – January 2023) and was Director of Compliance Services (November 2019 – March 2021) at CCO Technology, LLC (d/b/a Joot). Previously, Mr. Black was a Senior Compliance Officer at Ultimus Fund Solutions, LLC (2015 - 2019), Chief Compliance Officer of Ultimus Managers Trust (January 2016 -2019).	N/A	N/A

Trustee Share Ownership

The table below shows for each Trustee, the amount of Fund equity securities beneficially owned by each Trustee, and the aggregate value of all investments in equity securities of the Fund, as of December 31, 2023, and stated as one of the following ranges: A = None; B = $1-$10,000; C = $10,001-$50,000; D = $50,001-$100,000; and E = over $100,000.

Name of Trustee[1]	Dollar Range of Equity Securities in the Fund[2]	Aggregate Dollar Range of Equity Securities in All Funds Overseen or to be Overseen in Family of Investment Companies
Lawrence S. Eiben[2] (Interested Trustee)	E	E
Charles C. Hutchens[2] (Interested Trustee)	None	None
Laura R. Markley	None	None
Joseph W. McDonald	None	None
Jonathan F. Wilson	E	E

[1]	The address for each Trustee and officer is 1810 MacTavish Ave., Richmond, Virginia 23230.

[2]	Considered to be an Interested Person within the meaning of the 1940 Act through his position or affiliation with the Advisor.

Compensation of Trustees

The following table shows information regarding the compensation received by the Independent Trustees for the fiscal year ended March 31, 2023. No compensation is paid by the Fund to Trustees that are interested persons of the Advisor (as determined under the 1940 Act). In all cases, no pension or retirement benefits accrued as part of the Fund's expenses.

Name of Independent Trustee	Total Compensation from Fund and Fund Complex Paid to Trustees
Laura R. Markley[1]	$5,500
Joseph W. McDonald[1]	$5,500
Jonathan F. Wilson[1]	$5,500

[1]	Independent Trustees receive a fee of $1,000 for each regular quarterly Board meeting attended, $250 for any special Board meetings attended, and $1,000 annual retainer for serving as a Trustee.

Leadership Structure and Qualification of Trustees

The Board of Trustees consists of five Trustees, three of whom are Independent Trustees. The Board is responsible for the oversight of the Fund and responsible for overseeing the Advisor and the Fund’s other service providers in the operations of the Fund in accordance with the 1940 Act, other applicable federal and state laws, and the Agreement and Declaration of Trust.

The Board meets in person or by telephone at regularly scheduled meetings at least four times per year. In addition, the Trustees may meet in person or by telephone at special meetings or on an informal basis at other times. The Independent Trustees also meet at least quarterly without the presence of any representatives of management. The Independent Trustees have the authority to engage independent legal counsel, consultants and other advisors to assist them in performing their duties.

Each Trustee was nominated to serve on the Board of Trustees based on their particular experiences, qualifications, attributes and skills. Generally, the Trust believes that each Trustee is competent to serve because of their individual overall merits including: (i) experience; (ii) qualifications; (iii) attributes; and (iv) skills. Mr. Eiben has extensive experience in the financial services industry that encompasses previous service on a mutual fund board, serving as a co-portfolio manager to three open-end mutual funds, serving as chief compliance officer, chief operating officer and president of an SEC registered investment adviser. Mr. Hutchens has experience in real estate development and investment through his 16 plus years of service at real estate development and investment firm. He also worked with a commercial real estate investment bank with debt, equity, and sales brokerage services where he helped arrange and close debt financings for office, retail, and multi-family properties, performed property and investment valuation, created financial models and managed financing due diligence, third party reports and the closing process. Ms. Markley has business experience as a managing director and chief financial officer of a firm that invests in venture capital opportunities. She is a certified public accountant, with prior experience at one of the big four accounting firms, where she was a senior associate in banking capital markets. Mr. McDonald has experience as an investor that focuses on the alternative investment space which includes alternative privately funded real estate loans. He has served as an analyst and in a number of different asset management roles. Mr. Wilson’s service as a managing director at a multi-strategy private equity investment firm brings extensive research, due diligence, fund and direct investment experience to the Board. He also served as a senior analyst in investment banking providing mergers and acquisitions, corporate finance, restructuring and private placement services to small and lower middle-market companies. The Trust does not believe any one factor is determinative in assessing a Trustee’s qualifications, but that the collective experience of each Trustee makes them each highly qualified.

The Board of Trustees has determined that its leadership structure is appropriate given the business and nature of the Fund, the Fund’s status as a new company with no performance history, the small size of the Board of Trustees and the Fund’s relatively small initial capitalization. The Board is led by Messrs. Hutchens and Eiben, both are principals of the Advisor and interested Trustees of the Fund. Messrs. Hutchens and Eiben have served as interested Trustees since the Fund’s inception and Mr. Eiben acted as the Fund’s initial trustee and oversaw the organizational process. Messrs. Hutchens and Eiben serve in leadership capacities at the Advisor and presently work closely with the Board, reporting on the investment operations of the Fund. They also work closely with the Fund’s service providers and legal counsel in setting the agenda for each Board meeting. The Board of Trustees does not have a lead independent trustee but considered that the Chairman role of each standing committee of the Board is led by an Independent Trustee and in the role of Chairman will serve as a key point person for dealings between management and the other Independent Trustees. The Independent Trustees also regularly meet outside the presence of management. The Board of Trustees has determined that its committees help ensure that the Fund has effective and independent governance and oversight. The Board of Trustees also believes that its leadership structure facilitates the orderly and efficient flow of information to the Independent Trustees from management of the Fund, including the Advisor. The Board of Trustees reviews its structure on an annual basis.

Board of Trustees Committees

The Board of Trustees has an audit committee (the “Audit Committee”), a nominating and corporate governance committee (the “Nominating Committee”), and a qualified legal compliance committee (the “QLCC”).

The Audit Committee is comprised of all the Independent Trustees. Laura R. Markley is chairperson of the Audit Committee and has been designated as an “audit committee financial expert” as defined under Item 407 of Regulation S-K of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Audit Committee has the responsibility, among other things, to: (i) oversee the accounting and financial reporting processes of the Fund and its internal control over financial reporting; (ii) oversee the quality and integrity of the Fund’s financial statements and the independent audit thereof; (iii) oversee or, as appropriate, assist the Board of Trustees in overseeing the Fund’s compliance with legal and regulatory requirements that relate to the Fund’s accounting and financial reporting, internal control over financial reporting and independent audit; (iv) approve prior to appointment the engagement of the Fund’s independent registered public accounting firm and, in connection therewith, to review and evaluate the qualifications, independence and performance of the Fund’s independent registered public accounting firm; and (v) act as a liaison between the Fund’s independent registered public accounting firm and the full Board of Trustees. For the fiscal year ended March 31, 2023 the Audit Committee met three times.

The Nominating Committee is comprised of all the Independent Trustees. The Nominating Committee’s purposes, duties and powers are set forth in its written charter, which is described in Exhibit B. The charter also describes the process by which shareholders of the Trust may make nominations. For the fiscal year ended March 31, 2023 the Nominating Committee did not meet.

The Qualified Legal Compliance Committee is comprised of all the Independent Trustees. The QLCC receives, investigates, and makes recommendations as to the appropriate remedial action in connection with any report of evidence of a material violation of the securities laws or breach of fiduciary duty or similar violation by the Trust, its officers, Trustees, or agents. For the fiscal year ended March 31, 2023 the QLCC did not meet.

Risk Oversight

As an integral part of its responsibility for oversight of the Fund in the interests of Shareholders, the Board of Trustees, as a general matter, oversees risk management of the Trust’s investment programs and business affairs. The function of the Board of Trustees with respect to risk management is one of oversight and not active involvement in, or coordination of, day-to-day risk management activities for the Fund. The Board of Trustees recognizes that: (i) not all risks that may affect the Fund can be identified; (ii) it may not be practical or cost-effective to eliminate or mitigate certain risks; (iii) it may be necessary to bear certain risks (such as investment-related risks) to achieve the Fund’s goals; and (iv) the processes, procedures and controls employed to address certain risks may be limited in their effectiveness. Moreover, reports received by the Trustees that may relate to risk management matters are typically summaries of the relevant information.

The Board of Trustees exercises oversight of the risk management process primarily through its committee structure, and through oversight by the Board of Trustees itself. The Fund faces a number of risks, such as investment-related and compliance risks. The Advisor’s personnel seek to identify and address risks, i.e., events or circumstances that could have material adverse effects on the business, operations, shareholder services, investment performance or reputation of the Fund. Under the overall supervision of the Board of Trustees or the applicable Committee of the Board of Trustees, the Fund and the Advisor employ a variety of processes, procedures and controls to identify such possible events or circumstances, to lessen the probability of their occurrence and/or to mitigate the effects of such events or circumstances if they do occur. Different processes, procedures and controls are employed with respect to different types of risks. Various personnel, including the Fund’s Chief Compliance Officer, as well as various personnel of the Advisor and other service providers such as the Fund’s independent accountants, may report to the Trust’s various committees and/or to the Board of Trustees with respect to various aspects of risk management, as well as events and circumstances that have arisen and responses thereto.

As of the date of this SAI, each Independent Trustee, and his or her immediate family members, did not beneficially or of record own securities in: (i) an investment adviser or principal underwriter of the Fund; or (ii) a person (other than a registered investment company) directly or indirectly controlling, controlled by, or under common control with an investment adviser or principal underwriter of the Fund.

Shareholder Communications to the Board of Trustees

Shareholders may send communications to the Board of Trustees by addressing the communications directly to the Board of Trustees (or individual Board of Trustees members) and/or otherwise clearly indicating in the salutation that the communication is for the Board of Trustees (or individual Board of Trustees members). The Shareholder may send the communication to either the Fund’s office or directly to such Board of Trustees members at the address specified for each Trustee. Other Shareholder communications received by the Fund not directly addressed and sent to the Board of Trustees will be reviewed and generally responded to by management. Such communications will be forwarded to the Board of Trustees at management’s discretion based on the matters contained therein.

The Advisor

The Advisor is Thirdline Capital Management, LLC. The Advisor, a limited liability company organized under the laws of the Commonwealth of Virginia, is registered as such with the SEC under the Advisers Act. As of the date of this SAI, the Fund is the Advisor’s only client. The Advisor's standard mailing address and the address of its principal office, including its office for service for process and for purposes of overnight mail, is 1810 MacTavish Ave., Richmond, Virginia 23230.

Advisory Agreement

The Advisor provides investment advisory services to the Fund, under the oversight of the Board of Trustees, pursuant to an investment advisory agreement (the “Advisory Agreement”). Under the terms of the Advisory Agreement, the Fund pays the advisory fee and all other expenses incurred in the operation of the Fund including, among other things, (a) expenses for legal and independent accountants’ services, (b) costs of printing proxies, share certificates, if any, and reports to shareholders, (c) charges of the custodian, transfer agent, fund accounting agent and administrator, (d) fees and expenses of independent Trustees, (e) printing costs, (fi) membership fees in trade association, (g) fidelity bond coverage for the Fund’s officers and Trustees, (h) errors and omissions insurance for the Fund’s officers and Trustees, (i) brokerage costs, (j) taxes, (k) costs associated with the Fund’s quarterly repurchase offers, (l) servicing fees and (m) investment related expenses, including, as applicable, brokerage commissions and other transaction expenses in connection with the Fund’s purchase and sale of assets, borrowing charges on securities sold short (if any), clearing and settlement charges, recordkeeping, interest expense, line of credit fees, (n) fees and expenses associated with the selection, acquisition or origination of real estate properties, construction, real estate development, special servicing of non-performing assets (including, but not limited to, reimbursement of non-ordinary expenses and employee time required to special service a non-performing asset), and the sale of equity investments in real estate, (o) professional fees relating to investments, including expenses of consultants, investment bankers, attorneys, accountants, tax advisors and other experts, (p) legal expenses (including those expenses associated with preparing the Fund’s public filings, attending and preparing for Board meetings, and generally serving as counsel to the Fund), (q) fees and expenses related to compliance with rules and regulations related to the federal securities laws and for maintaining the Fund’s tax status as a REIT, and (p) other extraordinary or non-recurring expenses and other expenses properly payable by the Fund, including any expenses incurred outside of the ordinary course of business, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or similar proceeding and indemnification expenses as provided for in the Fund’s organizational documents The expenses incident to the offering and issuance of shares to be issued by the Fund will be recorded as a reduction of capital of the Fund attributable to the shares.

The Advisory Agreement is effective for an initial two (2) year term and may be continued in effect if the continuance is approved annually by the Board of Trustees, including a majority of Independent Trustees, by vote cast in person at a meeting called for the purpose of voting on approval. The Board of Trustees or the Shareholders may terminate the Advisory Agreement on sixty (60) days’ prior notice to the Advisor. The Advisory Agreement provides that it will terminate automatically in the event of its “assignment,” as defined by the 1940 Act and the rules under that Act. A discussion regarding the basis for the Board’s most recent approval of the Advisory Agreement, will be available in the Fund’s semi-annual report to Shareholders dated September 30, 2023.

In consideration of the advisory services provided by the Advisor to the Fund, the Fund shall pay to the Advisor at the end of each calendar month an advisory fee at the annual rate of 0.98% of the Fund's average daily net assets, computed monthly (the “Advisory Fee”). The Advisory Fee is an expense paid out of the Fund's assets. For the fiscal period ended March 31, 2022 the Advisor earned $68,069 of Advisory Fees under the Advisory Agreement with the Fund. For the fiscal year ended March 31, 2023 the Advisor earned $443,962 of Advisory Fees under the Advisory Agreement with the Fund.

The Advisory Agreement provides that, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations to the Fund, the Advisor and any partner, director, officer or employee of the Advisor, or any of their affiliates, executors, heirs, assigns, successors or other legal representative, will not be liable to the Fund for any error of judgment, for any mistake of law or for any act or omission by the person in connection with the performance of services to the Fund. The Advisory Agreement also provides for indemnification, to the fullest extent permitted by law, by the Fund of the Advisor and its respective affiliates and controlling persons, for any liability or expense, including without limitation reasonable attorneys’ fees and expenses, to which the person may be liable that arises in connection with the performance of services to the Fund, so long as the liability or expense is not incurred by reason of the person's willful misfeasance, bad faith, gross negligence, reckless disregard of duty, a material breach of a provision of the Advisory Agreement or violation of applicable law, including, without limitation, the federal and state securities laws.

Expense Limitation Agreement

Pursuant to an Expense Limitation Agreement the Advisor has contractually agreed to waive its management fee and/or pay or reimburse the ordinary annual operating expenses of the Fund, which includes all expenses necessary or appropriate for the operation of the Fund, including expenses such as, but not limited to, administration, accounting, transfer agency, custody, filing and registration fees, audit, tax preparation, organization and offering expenses, shareholder servicing and advisory fees (the “Operating Expenses”). Items that are specifically excluded from Operating Expenses are brokerage commissions, dividend expense on securities sold short, borrowing costs related to short-selling securities, interest expense, acquired fund fees and expenses, and extraordinary or non-routine expenses such as litigation expenses, taxes related to a failure to qualify as a REIT or meet distribution requirements and IRS or federal agency fees or charges. Moreover, any fees related to directly- held property by the Fund, whether through a joint-venture or wholly-owned subsidiary entity will be excluded from the definition of Operating Expenses. The Fund’s Operating Expenses are limited to 1.50% of the Fund’s average daily net assets. The Advisor is entitled to seek reimbursement from the Fund of fees waived or expenses paid or reimbursed to the Fund for a period ending three years after the date of the waiver, payment or reimbursement, subject to the limitation that a reimbursement will not cause the Fund’s Operating Expenses to exceed the lesser of (a) the expense limitation amount in effect at the time such fees were waived or expenses paid or reimbursed, or (b) the expense limitation amount in effect at the time of the reimbursement. The Expense Limitation Agreement will remain in effect at least through July 31, 2023, and thereafter shall continue in effect from year to year for successive one-year periods provided that such continuance is approved at least annually by the Board, unless sooner terminated. For the fiscal period ended March 31, 2022 the Advisor waived its entire Advisory Fee of $68,069 and reimbursed the Fund an additional $92,415 pursuant to the terms of the Expense Limitation Agreement with the Fund. For the fiscal year ended March 31, 2023 the Advisor waived $313,704 of its Advisory Fee. As of March 31, 2023, reimbursements that may potentially be made by the Fund to the Advisor totals $501,793, which expire on or before March 31, 2026.

Portfolio Manager

Other Accounts Managed by Portfolio Manager. The following table reflects information regarding accounts for which the portfolio manager has day-to-day management responsibilities (other than the Fund). Accounts are grouped into three categories: (i) registered investment companies, (ii) other pooled investment accounts, and (iii) other accounts. Information is shown as of March 31, 2023.

	Registered Investment Companies (excluding the Fund)		Other Pooled Investment Vehicles		Other Accounts
Portfolio Manager	Number of Accounts	Total Assets in the Accounts	Number of Accounts	Total Assets in the Accounts	Number of Accounts	Total Assets in the Accounts
Charles C. Hutchens	0	$0	0	$0	0	$0

Compensation of the Portfolio Manager

Mr. Hutchens is Managing Member and Majority Owner of the Advisor and as such is compensated through distributions that are based primarily on the profits and losses of the Advisor.

Securities Ownership of the Portfolio Manager

As of March 31, 2023 , the portfolio manager owns $100,001 - $500,000 securities issued by the Fund.

Conflicts of Interest

The Advisor does not believe that any material conflicts of interest exist. The Portfolio Manager does not manage any other accounts for clients. The Advisor does have the ability to employ leverage in the Fund which could result in the Fund paying more compensation to the Advisor. However, for the Advisor to receive additional compensation that would indicate the Fund’s use of leverage has been successful. The Advisor seeks to review conflicts on a case-by-case basis as they arise. Any review will take into consideration the interests of the relevant clients, the circumstances giving rise to the conflict, applicable Advisor policies and procedures, and applicable laws. There is no guarantee that all conflicts will be resolved in favor of the Fund.

PORTFOLIO TRANSACTIONS

The Advisor is responsible for, makes decisions with respect to and places orders for purchases and sales of portfolio securities and other assets for the Fund, under the general supervision of the Board of Trustees. Transactions on U.S. stock exchanges involve the payment of negotiated brokerage commissions, which vary among different brokers. Transactions in the over-the-counter market are generally principal transactions with dealers and the costs of such transactions involve dealer spreads rather than brokerage commissions. With respect to over-the-counter transactions, the Advisor normally deals directly with dealers who make a market in the securities involved, except in those circumstances where better prices and execution are available elsewhere or as described below. Purchases from underwriters include a commission or concession paid by the issuer to the underwriter and principal transactions placed through broker-dealers include a spread between the bid and asked prices. To the extent applicable, the Fund intends to execute portfolio transactions in Direct Real Estate Holdings (as defined in the Prospectus) in a manner consistent with the general principles described herein.

The Advisory Agreement between the Fund and Advisor generally provides that, in executing portfolio transactions and selecting brokers or dealers, the Advisor will seek to execute portfolio transactions at prices which, under the circumstances, result in total costs or proceeds being the most favorable to the Fund. When allocating transactions to broker-dealers, the Advisor will consider, in determining whether a particular broker-dealer will provide best execution, all factors it deems relevant, including the breadth of the market in the security, the price of the security, the financial condition and execution capability of the broker or dealer, research services provided, and the reasonableness of the commission, if any, both for the specific transaction and on a continuing basis. The Advisor need not pay the lowest spread or commission available if it determines in good faith that the amount of commission is reasonable in relation to the value of the brokerage and research services provided by the broker-dealer, viewed either in terms of the particular transaction or the Advisor’s overall responsibilities as to the accounts as to which it exercises investment discretion. Research services may be in written form or through direct contact with individuals and may include quotations on portfolio securities and information on particular issuers and industries, as well as on market, economic or institutional activities, and may also include comparisons of the performance of the Fund to the performance of various indices and investments for which reliable performance data is available and similar information prepared by recognized mutual fund statistical services. The Fund recognizes that no dollar value can be placed on such research services or on execution services, such research services may or may not be useful to the Fund. Supplementary research information so received is in addition to, and not in lieu of, services required to be performed by the Advisor and does not reduce the management fee payable to the Fund. The Advisor will periodically review the commissions paid by the Fund to consider whether the commissions paid over representative periods of time appear to be reasonable in relation to the benefits inuring to the Fund. For the fiscal period ended March 31, 2022, the Fund paid brokerage commissions of $149. For the fiscal year ended March 31, 2023, the Fund paid brokerage commissions of $69,901. Broker commissions paid increased during the fiscal year ended March 31, 2023 because the Fund began investing options and it included a full year of operations.

The Board of Trustees will periodically review the Advisor’s performance of its responsibilities in connection with the placement of portfolio transactions on behalf of the Fund.

The Fund is required to identify the securities of its regular brokers or dealers (as defined in Rule 10b-1 under the 1940 Act) or their parent companies held by the Fund as of the close of its most recent fiscal year and state the value of such holdings. For the fiscal year ended March 31, 2023, the Fund did not hold any securities of its regular broker dealers.

DESCRIPTION OF SHARES

Shares

The Shares will be offered in a continuous offering thereafter at the Fund’s then current net asset value per Common Share.

Other Shares

The Board of Trustees (subject to applicable law and the Fund's Agreement and Declaration of Trust) may authorize an offering, without the approval of the holders of Shares, as they determine to be necessary, desirable or appropriate, having such terms, rights, preferences, privileges, limitations and restrictions as the Board of Trustees sees fit.

CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS

The following table sets forth the information concerning beneficial and record ownership as of June 30, 2023 of the Fund’s shares by each person who owned of record, or who was known by the Trust to own beneficially, 5% or more of any class of the outstanding voting securities of the Fund.

Name and Address of Shareholder	Shares Owned	Percentage of Outstanding Shares
TD Ameritrade[1]
P.O. Box 2226
Omaha, NE 68103	2,908,699	47%
Charles Schwab & Co., Inc. [1]
211 Main Street
San Francisco, CA 94105	2,607,674	43%

(1)	The Trust’s shares are sold through channels including broker-dealer intermediaries that may establish single, omnibus accounts with the Fund’s transfer agent. These firms are record owners of Fund shares and the beneficial owners of these shares are the individual investors who maintain accounts within these firms.

TAX ASPECTS

The following is a summary of certain aspects of the U.S. federal income taxation of the Fund and the Shareholders that should be considered by a prospective Shareholder. The Fund has not sought a ruling from the Internal Revenue Service (the “IRS”) or any other U.S. federal, state or local agency with respect to any tax matters affecting the Fund, nor has it obtained an opinion of counsel with respect to any of those matters.

The summary of the U.S. federal income tax treatment of the Fund and the Shareholders set out below is based upon the Internal Revenue Code (the “Code”), judicial decisions, Treasury Regulations (proposed and final) (the “Regulations”) and administrative rulings in existence as of the date of this SAI, all of which are subject to change, possibly with retroactive effect. The summary does not discuss the effect, if any, of various proposals to amend the Code that could change certain of the tax consequences of an investment in the Fund; nor does the summary discuss all of the tax consequences that may be relevant to a particular investor or to certain investors subject to special treatment under the U.S. federal income tax laws, such as insurance companies, financial institutions, tax-exempt organizations, dealers in securities, Shareholders who invest in the Fund through an IRA, or Shareholders subject to the alternative minimum tax. This summary assumes that Shareholders hold their Shares as capital assets (generally, for investment). This summary does not discuss any aspects of U.S. estate or gift tax or state, local or non-U.S. tax law. Each prospective Shareholder should consult with his, her or its own tax adviser in order to fully understand the U.S. federal, state, local and non-U.S. tax consequences of an investment in the Fund.

For purposes of this summary, a “U.S. Shareholder” is a beneficial owner of Shares that is, for U.S. federal income tax purposes:

(a) A citizen or individual resident of the United States;

(b) A corporation or other entity treated as a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

(c) An estate the income of which is subject to U.S. federal income taxation regardless of its source; or

(d) A trust, if (i) a court within the United States can exercise primary supervision over the trust's administration and one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all its substantial decisions, or (ii) a valid election to be treated as a U.S. person is in effect under the relevant Regulations with respect to such trust.

A beneficial owner of Shares that is not a U.S. Shareholder or a partnership is referred to herein as a “non-U.S. Shareholder.”

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships considering an investment in the Shares and partners in such partnerships should consult their tax advisers regarding the U.S. federal income tax consequences of acquiring, owning and disposing of the Shares.

Taxation of the Fund

The Fund has and intends to continue to be taxed as a REIT under the Code. A REIT generally is not subject to U.S. federal income tax on the income that it distributes to its stockholders if it meets the applicable REIT distribution and other requirements for qualification. The Fund believes that it will be organized, owned and operated in conformity with the requirements for qualification for taxation as a REIT under the Code, and that the Fund’s proposed ownership, organization and method of operation will enable the Fund to meet the requirements for qualification for taxation as a REIT under the Code. However, given the highly complex nature of the rules governing funds taxed as REITs, the ongoing importance of factual determinations (including with respect to matters that the Fund may not control or for which it is not possible to obtain all the relevant facts) and the possibility of future changes in the Fund’s circumstances or applicable law, no assurance can be given that the Fund will so qualify for any particular year or that the IRS will not challenge the Fund’s conclusions with respect to its satisfaction of the REIT tax requirements.

Qualification for taxation as a REIT depends on the Fund’s ability to meet, on a continuing basis, through actual results of operations, distribution levels, diversity of Share ownership and various qualification requirements imposed upon REITs by the Code. In addition, the Fund’s ability to qualify for taxation as a REIT may depend in part upon the operating results, organizational structure and entity classification for U.S. federal income tax purposes of certain entities in which the Fund invests, which the Fund may not control. The Fund’s ability to qualify for taxation as a REIT also requires that the Fund satisfy certain asset and income tests, some of which depend upon the fair market values of assets directly or indirectly owned by the Fund or which serve as security for loans made by the Fund. Such values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of the Fund’s operations for any taxable year will satisfy the requirements for qualification for taxation as a REIT.

Taxation of REITs in General

Provided that the Fund continues to qualify for taxation as a REIT, the Fund will generally be entitled to a deduction for dividends that the Fund pays and, therefore, will not be subject to U.S. federal corporate income tax on the Fund’s net taxable income that is currently distributed to Shareholders. This treatment substantially eliminates the “double taxation” at the corporate and Shareholder levels that results generally from investment in a corporation. Rather, income generated by a REIT is generally taxed only at the Shareholder level, upon a distribution of dividends by the REIT.

Even if the Fund qualifies for taxation as a REIT, the Fund will be subject to U.S. federal income taxation as follows:

●	The Fund will be subject to regular U.S. federal corporate tax on any undistributed income, including capital gain and undistributed cashless income such as accrued but unpaid interest.

●	If the Fund has net income from “prohibited transactions,” which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax.

●	If the Fund elects to treat property that it acquires in connection with a foreclosure of a mortgage loan or from certain leasehold terminations as “foreclosure property,” the Fund may thereby avoid (1) the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction) and (2) treating any income from such property as non-qualifying for purposes of the REIT gross income tests discussed below, provided however, that the gain from the sale of the property or net income from the operation of the property that would not otherwise qualify for the 75% income test but for the foreclosure property election will be subject to U.S. federal corporate income tax at the highest applicable rate (currently 21%).

●	If the Fund fails to satisfy the 75% gross income test or the 95% gross income test but nonetheless maintains its qualification for taxation as a REIT because other requirements are met, the Fund will be subject to a 100% tax on an amount equal to (1) the greater of (A) the amount by which the Fund fails the 75% gross income test or (B) the amount by which the Fund fails the 95% gross income test, as the case may be, multiplied by (2) a fraction intended to reflect profitability.

●	If the Fund fails to satisfy any of the REIT asset tests, other than a failure of the 5% or 10% REIT asset tests that do not exceed a statutory de minimis amount as described more fully below, but the Fund’s failure is due to reasonable cause and not due to willful neglect and the Fund nonetheless maintain its REIT tax qualification because of specified cure provisions, the Fund will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate of the net income generated by the non-qualifying assets during the period in which the Fund failed to satisfy the asset tests.

●	If the Fund fails to satisfy any provision of the Code that would result in the Fund’s failure to qualify for taxation as a REIT (other than a gross income or asset test requirement) and the violation is due to reasonable cause and not due to willful neglect, the Fund may retain the Fund’s REIT tax qualification but the Fund will be required to pay a penalty of $50,000 for each such failure.

●	If the Fund fails to distribute during each calendar year at least the sum of (1) 85% of the Fund’s REIT ordinary income for such year, (2) 95% of the Fund’s REIT capital gain net income for such year and (3) any undistributed taxable income from prior periods (or the required distribution), the Fund will be subject to a 4% excise tax on the excess of the required distribution over the sum of (A) the amounts actually distributed (taking into account excess distributions from prior years), plus (B) retained amounts on which income tax is paid at the corporate level.

●	The Fund may be required to pay monetary penalties to the IRS in certain circumstances, including if the Fund fails to meet record-keeping requirements intended to monitor the Fund’s compliance with rules relating to the composition of Shareholders.

●	A 100% excise tax may be imposed on some items of income and expense that are directly or constructively paid between the Fund and any taxable REIT subsidiary, and any other taxable REIT subsidiarys the Fund may own if and to the extent that the IRS successfully adjusts the reported amounts of these items because the reported amounts were not consistent with arm’s length amounts.

●	If the Fund acquires appreciated assets from a corporation that is not a REIT in a transaction in which the adjusted tax basis of the assets in the Fund’s hands is determined by reference to the adjusted tax basis of the assets in the hands of the non-REIT corporation, the Fund may be subject to tax on such appreciation at the highest U.S. federal corporate income tax rate then applicable if the Fund subsequently recognize gain on a disposition of any such assets during the 5-year period following their acquisition from the non-REIT corporation.

●	The Fund may elect to retain and pay U.S. federal income tax on the Fund’s net long-term capital gain. In that case, a Shareholder would include its proportionate share of the Fund’s undistributed long-term capital gain in its income (to the extent the Fund makes a timely designation of such gain to the Shareholder), would be deemed to have paid the tax that it paid on such gain, and would be allowed a credit for its proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the Shareholder’s basis in the Fund’s Shares.

●	The Fund may own subsidiaries that will elect to be treated as taxable REIT subsidiaries and the Fund may hold equity interests in the Fund’s borrowers or other investments through such taxable REIT subsidiaries, the earnings of which will be subject to U.S. federal corporate income tax.

●	The Fund will generally be subject to tax on the portion of any excess inclusion income derived from an investment in residual interests in real estate mortgage investment conduits (“REMICs”) or “taxable mortgage pools” to the extent the Fund’s stock is held in record name by specified tax exempt organizations not subject to tax on unrelated business tax income (“UBTI”) or non-U.S. sovereign investors.

In addition, the Fund may be subject to a variety of taxes other than U.S. federal income tax, including state, local, and non-U.S. income, franchise property and other taxes.

Requirements for Qualification as a REIT for U.S. Federal Income Tax Purposes

The Fund has and intends to continue to be taxed as a REIT for U.S. federal income tax purposes. In order to have so qualified, the Fund must meet and continue to meet the requirements relating to the Fund’s organization, ownership, sources of income, nature of assets and distributions of income to stockholders.

The Code defines a REIT as a corporation, trust or association:

1.	that is managed by one or more trustees or directors;

2.	the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

3.	that would be taxable as a domestic corporation but for its election to be subject to tax as a REIT under Sections 856 through 860 of the Code;

4.	that is neither a financial institution nor an insurance company subject to specific provisions of the Code;

5.	commencing with its second REIT taxable year, the beneficial ownership of which is held by 100 or more persons during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months;

6.	in which, commencing with its second REIT taxable year, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer “individuals” as defined in the Code to include specified entities (the “5/50 Test”);

7.	that makes an election to be a REIT for the current taxable year or has made such an election for a previous taxable year that has not been terminated or revoked and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT tax status;

8.	that has no earnings and profits from any non-REIT taxable year at the close of any taxable year;

9.	that uses the calendar year for U.S. federal income tax purposes, and complies with the record-keeping requirements of the Code and the regulations promulgated thereunder; and

10.	that meets other tests described below, including with respect to the nature of its income and assets and the amount of its distributions.

For purposes of condition (1), “directors” generally means persons treated as “directors” for purposes of the 1940 Act. The Fund’s Shares are generally freely transferable, and the Fund believes that the restrictions on ownership and transfers of the Shares do not prevent the Fund from satisfying condition (2). Although the Fund is organized as a statutory trust, for U.S. federal income tax purposes the Fund elected to be classified as a corporation in compliance with condition (3). The Fund believes that the Shares sold in this offering will allow the Fund to timely comply with condition (6). However, depending on the number of Shareholders who subscribe for Shares in the offering and the timing of subscriptions, the Fund may need to conduct an additional offering of Shares to timely comply with (5). For purposes of determining stock ownership under condition (6) above, a certain stock bonus, pension, or profit sharing plan, a supplemental unemployment compensation benefits plan, a private foundation and a portion of a trust permanently set aside or used exclusively for charitable purposes generally are each considered an individual. A trust that is a qualified trust under Code Section 401(a) generally is not considered an individual, and beneficiaries of a qualified trust generally are treated as holding shares of a REIT in proportion to their actuarial interests in the trust for purposes of condition (6) above.

To monitor compliance with the Share ownership requirements, the Fund is generally required to maintain records regarding the actual ownership of the Fund’s Shares. Provided the Fund complies with these recordkeeping requirements and that the Fund would not otherwise have reason to believe the Fund fails the 5/50 Test after exercising reasonable diligence, the Fund will be deemed to have satisfied the 5/50 Test. In addition, the Trust Agreement provides restrictions regarding the ownership and transfer of Shares, which are intended to assist the Fund in satisfying the Share ownership requirements described above.

For purposes of condition (9) above, the Fund will use a calendar year for U.S. federal income tax purposes, and the Fund intends to comply with the applicable recordkeeping requirements.

Effect of Subsidiary Entities

Ownership of Partnership Interests

In the case of a REIT that is a partner in an entity that is treated as a partnership for U.S. federal income tax purposes, the REIT is deemed to own its proportionate share of the partnership’s assets and to earn its proportionate share of the partnership’s gross income based on its pro rata share of capital interests in the partnership for purposes of the asset and gross income tests applicable to REITs, as described below. However, solely for purposes of the 10% value test, described below, the determination of a REIT’s interest in partnership assets will be based on the REIT’s proportionate interest in any securities issued by the partnership, excluding for these purposes, certain excluded securities as described in the Code. For purposes of determining the amount of the REIT’s taxable income that must be distributed, or is subject to tax, the REIT’s share of partnership income is determined under the partnership tax provisions of the Code and will reflect any special allocations of income or loss that are not in proportion to capital interests. Income earned through partnerships retains its character for U.S. federal income tax purposes when allocated among its partners. The Fund intends to obtain covenants from any partnerships in which the Fund invests but do not control to operate in compliance with the REIT tax requirements, but the Fund may not control any particular partnership into which the Fund invests, and thus no assurance can be given that any such partnerships will not operate in a manner that causes the Fund to fail an income or asset test requirement. In general, partnerships are not subject to U.S. federal income tax. However, if a partnership in which the Fund invests is audited, it may be required to pay the hypothetical increase in partner level taxes (including interest and penalties) resulting from an adjustment of partnership tax items on the audit, unless the partnership elects an alternative method under which the taxes resulting from the adjustment (and interest and penalties) are assessed at the partner level. It is possible that partnerships in which the Fund directly and indirectly invests may be subject to U.S. federal income tax, interest and penalties in the event of a U.S. federal income tax audit as a result of these law changes.

Disregarded Subsidiaries

If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” that subsidiary is disregarded for U.S. federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of the subsidiary are treated as assets, liabilities and items of income, deduction and credit of the REIT itself, including for purposes of the gross income and asset tests applicable to REITs, as summarized below. A qualified REIT subsidiary is any corporation, other than a taxable REIT subsidiary, that is wholly owned by a REIT, by other disregarded subsidiaries of a REIT or by a combination of the two. Single member limited liability companies or other domestic unincorporated entities that are wholly owned by a REIT are also generally disregarded as separate entities for U.S. federal income tax purposes, including for purposes of the REIT gross income and asset tests unless they elect taxable REIT subsidiary status. Disregarded subsidiaries, along with partnerships in which the Fund holds an equity interest, are sometimes referred to herein as “pass-through subsidiaries.”

In the event that a disregarded subsidiary ceases to be wholly owned by the Fund (for example, if any equity interest in the subsidiary is acquired by a person other than the Fund or another disregarded subsidiary of the Fund), the subsidiary’s separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, it would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect the Fund’s ability to satisfy the various asset and gross income tests applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the value or voting power of the outstanding securities of another corporation. See “—Asset Tests” and “—Gross Income Tests.”

Taxable REIT Subsidiaries

A REIT, in general, may jointly elect with a subsidiary corporation, whether or not wholly owned, to treat the subsidiary corporation as a taxable REIT subsidiary. The separate existence of a taxable REIT subsidiary or other taxable corporation, unlike a disregarded subsidiary as discussed above, is not ignored for U.S. federal income tax purposes. Accordingly, such an entity would generally be subject to U.S. federal income tax on its taxable income, which may reduce the cash flow generated by the Fund and its subsidiaries in the aggregate and the Fund’s ability to make distributions to the Fund’s Shareholders.

A REIT is not treated as holding the assets of a taxable REIT subsidiary or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by the subsidiary is an asset in the hands of the REIT, and the REIT generally recognizes dividend income when it receives distributions of earnings from the subsidiary. This treatment can affect the gross income and asset test calculations that apply to the REIT, as described below. Because a parent REIT does not include the assets and income of its taxable REIT subsidiary in determining the parent REIT’s compliance with the REIT requirements, such entities may be used by the parent REIT to undertake indirectly activities that the REIT rules might otherwise preclude the parent REIT from doing directly or through pass-through subsidiaries. If dividends are paid to the Fund by one or more domestic taxable REIT subsidiaries the Fund may own, then a portion of the dividends that the Fund distributes to Shareholders who are taxed at individual rates generally will be eligible for taxation at preferential qualified dividend income tax rates rather than at ordinary income rates. See “U.S. Shareholders.”

The Fund may hold any equity interests the Fund receives in the Fund’s borrowers or certain other investments through one or more taxable REIT subsidiaries. While the Fund intends to manage the size of the taxable REIT subsidiaries and dividends from the taxable REIT subsidiaries in a manner that permits the Fund to qualify as a REIT, it is possible that the equity investments appreciate to the point where the taxable REIT subsidiaries exceed the thresholds mandated by the REIT rules. In such cases, the Fund could lose its REIT tax status if it is unable to satisfy certain exceptions for failing to satisfy the REIT income and asset tests. In any event, any earnings attributable to equity interests held in taxable REIT subsidiaries or origination activity conducted by taxable REIT subsidiaries will be subject to U.S. federal corporate income tax.

Taxable Mortgage Pools

The Fund may enter into transactions that could result in the Fund being considered to own interests in one or more taxable mortgage pools. An entity, or a portion of an entity, is classified as a taxable mortgage pool under the Code if:

●	substantially all of its assets consist of debt obligations or interests in debt obligations;

●	more than 50% of those debt obligations are real estate mortgage loans or interests in real estate mortgage loans as of specified testing dates;

●	the entity has issued debt obligations that have two or more maturities; and

●	the payments required to be made by the entity on its debt obligations “bear a relationship” to the payments to be received by the entity on the debt obligations that it holds as assets.

A taxable mortgage pool generally is treated as a corporation for U.S. federal income tax purposes. However, special rules apply to a REIT, a portion of a REIT, or a qualified REIT subsidiary that is a taxable mortgage pool. If a REIT owns, directly or indirectly through one or more qualified REIT subsidiaries or other entities that are disregarded as a separate entity for U.S. federal income tax purposes, 100% of the equity interests in the taxable mortgage pool, the taxable mortgage pool will be a qualified REIT subsidiary and, therefore, ignored as an entity separate from the REIT for U.S. federal income tax purposes and would not generally affect the tax qualification of the REIT. Rather, the consequences of the taxable mortgage pool classification would generally, except as described below, be limited to the REIT’s shareholders. See “—Excess Inclusion Income.”

If the Fund owns less than 100% of the ownership interests in a subsidiary that is a taxable mortgage pool, the foregoing rules would not apply. Rather, the subsidiary would be treated as a corporation for U.S. federal income tax purposes, and could be subject to corporate income tax. In addition, this characterization would alter the Fund’s REIT income and asset test calculations and could adversely affect the Fund’s compliance with those requirements.

Certain Equity Investments and Kickers

The Fund expects to hold certain equity investments (with rights to receive preferred economic returns) in entities treated as partnerships for U.S. federal income tax purposes and may hold “kickers” in entities treated as partnerships for U.S. federal income tax purposes (and may hold such a kicker outside of a taxable REIT subsidiary). When the Fund holds investments treated as equity in partnerships, as discussed above, for purposes of the REIT income and asset tests the Fund is required to include its proportionate share of the assets and income of the partnership, based on the Fund’s share of partnership capital, as if the Fund owned such share of the issuer’s assets directly. As a result, any nonqualifying income generated, or nonqualifying assets held, by the partnerships in which the Fund holds such equity could jeopardize the Fund’s compliance with the REIT income and asset tests. The Fund intends to obtain covenants from its equity issuers (including a kicker issuer if the kicker is held outside of a taxable REIT subsidiary) to operate in compliance with the REIT tax requirements, but the Fund generally will not control such issuers, and thus no assurance can be given that any such issuers will not operate in a manner that causes the Fund to fail an income or asset test requirement. Moreover, at least one IRS internal memorandum would treat the preferred return on certain equity investments as interest income for purposes of the REIT income tests, which treatment would cause such amounts to be nonqualifying income for purposes of the 75% gross income test. Although the Fund does not believe that interest income treatment is appropriate, and that analysis was not followed in subsequent IRS private letter rulings, the IRS could re-assert that position. In addition, if the underlying property is dealer property and the Fund’s equity investment (with rights to receive preferred economic returns) is treated as equity for U.S. federal income tax purposes, the Fund’s gains from the sale of the property would be subject to 100% tax.

In some cases, the proper characterization of certain equity investments (with rights to receive preferred economic returns) as unsecured indebtedness or as equity for U.S. federal income tax purposes may be unclear. Characterization of such an equity investment as unsecured debt for U.S. federal income tax purposes would subject the investment to the various asset test limitations on investments in unsecured debt, and the Fund’s preferred return would be treated as non-qualifying income for purposes of the 75% gross income test (but the Fund would not have to include the Fund’s share of the underlying assets and income of the issuer in the Fund’s tests). Thus, if the IRS successfully challenged the Fund’s characterization of an investment as equity for U.S. federal income tax purposes, or successfully treated a preferred return as interest income, the Fund could fail an income or asset test. In that event, the Fund could face substantial penalty taxes to cure the resulting violations, as described in “Failure to Qualify” below, or, if the Fund were deemed to have acted unreasonably in making the investment, lose the Fund’s REIT tax status. Conversely, the Fund also could fail an applicable income or asset test if the Fund has treated a preferred equity investment as indebtedness for U.S. federal income tax purposes and the IRS successfully characterizes the investment as equity for U.S. federal income tax purposes.

Gross Income Tests

In order to maintain the Fund’s qualification for taxation as a REIT, the Fund annually must satisfy two gross income tests. First, at least 75% of the Fund’s gross income for each taxable year, excluding gross income from sales of inventory or dealer property in “prohibited transactions” and certain hedging and foreign currency transactions, must be derived from investments relating to real property or mortgages on real property, including “rents from real property,” dividends received from and gains from the disposition of other shares of REITs, interest income derived from mortgage loans secured by real property or by interests in real property, and gains from the sale of real estate assets, including personal property treated as real estate assets, as discussed below (but not including certain debt instruments of publicly-offered REITs that are not secured by mortgages on real property or interests in real property), as well as income from certain kinds of temporary investments. Interest and gain on debt instruments issued by publicly offered REITs that are not secured by mortgages on real property or interests in real property are not qualifying income for purposes of the 75% income test. Second, at least 95% of the Fund’s gross income in each taxable year, excluding gross income from prohibited transactions and certain hedging and foreign currency transactions, must be derived from some combination of income that qualifies under the 75% income test described above, as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property.

Interest Income

Interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test to the extent that the obligation is secured by a mortgage on real property. If the Fund receives interest income with respect to a mortgage loan that is secured by both real property and other property and the highest outstanding balance of the loan during a taxable year exceeds the fair market value of the real property on the date of the Fund’s commitment to make or purchase the mortgage loan, the interest income will be apportioned between the real property and the other property, and the Fund’s income from the arrangement will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property. With respect to loans to develop or improve real property, the Fund is permitted to include as real property collateral for the foregoing apportionment purposes the sum of the fair market value of the undeveloped land plus the reasonably estimated cost of the improvements or developments (other than personal property) which will secure the loan and which are to be constructed from the proceeds of the loan. The failure of a loan to qualify as an obligation secured by a mortgage on real property within the meaning of the REIT tax rules could adversely affect the Fund’s ability to qualify for taxation as a REIT. Notwithstanding the foregoing, a mortgage loan secured by both real property and personal property will be treated as a wholly qualifying real estate asset (as discussed below under “ – Asset Tests”) and all interest will be qualifying income for the purposes of the 75% income test if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property, even if the real property collateral value is less than the outstanding principal balance of the loan.

In the event a mortgage loan is modified, with the exception of loans secured by both real property and personal property in which the fair market value of the personal property does not exceed 15% of the total fair market value of all such property, the Fund may be required to retest the loan under the apportionment rules discussed above by comparing the outstanding balance of the modified loan to the fair market value of the collateral real property at the time of modification. Even if a loan is not secured by real property or is under-secured, the income that it generates may nonetheless qualify for purposes of the 95% gross income test.

To the extent that the terms of a loan provide for contingent interest that is based on the cash proceeds realized upon the sale of the property securing the loan (or a shared appreciation provision), income attributable to the participation feature will be treated as gain from sale of the underlying property for purposes of the income tests, and generally will be qualifying income for purposes of both the 75% and 95% gross income tests, provided that the property is not inventory or dealer property in the hands of the borrower or the Fund.

To the extent that the Fund derives interest income from a loan where all or a portion of the amount of interest payable is contingent, such income generally will qualify for purposes of the gross income tests only if it is based upon the gross receipts or sales and not the net income or profits of any person. This limitation does not apply, however, to a mortgage loan where the borrower derives substantially all of its income from the property from the leasing of substantially all of its interest in the property to tenants, to the extent that the rental income derived by the borrower would qualify as rents from real property had it been earned directly by the Fund.

Any amount includible in the Fund’s gross income with respect to a regular or residual interest in a REMIC generally is treated as interest on an obligation secured by a mortgage on real property. If, however, less than 95% of the assets of a REMIC consists of real estate assets (determined as if the Fund held such assets), the Fund will be treated as receiving directly its proportionate share of the income of the REMIC for purposes of determining the amount that is treated as interest on an obligation secured by a mortgage on real property.

Among the assets the Fund may hold are certain mezzanine loans secured by equity interests in a pass-through entity that directly or indirectly owns real property, rather than a direct mortgage on the real property. The IRS issued Revenue Procedure 2003-65, which provides a safe harbor pursuant to which a mezzanine loan, if it meets each of the requirements contained in the Revenue Procedure, will be treated by the IRS as a real estate asset for purposes of the REIT asset tests, and interest derived from it will be treated as qualifying mortgage interest for purposes of the 75% gross income test. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. Structuring a mezzanine loan to meet the requirements of the safe harbor may not always be practical, and the mezzanine loans that the Fund acquires may not meet all of the requirements for reliance on this safe harbor. Hence, there can be no assurance that the IRS will not challenge the qualification of such assets as real estate assets or the interest generated by these loans as qualifying income under the 75% gross income test. To the extent the Fund makes corporate mezzanine loans or acquire other commercial real estate corporate debt, such loans will not qualify as real estate assets and interest income with respect to such loans will not be qualifying income for purposes of the 75% gross income test.

The Fund may hold indirect participation interests in some loans, rather than direct ownership of the loan. The borrower on the underlying loan is typically not a party to the participation agreement. The performance of this investment depends upon the performance of the underlying loan and, if the underlying borrower defaults, the participant typically has no recourse against the originator of the loan. The originator often retains a senior position in the underlying loan and grants junior participations which absorb losses first in the event of a default by the borrower. The Fund generally expects to treat its participation interests as an undivided ownership interest in the underlying loan, and thus as a qualifying real estate asset for purposes of the REIT asset tests that also generates qualifying mortgage interest for purposes of the 75% gross income test, to the extent that the loan underlying the participation is a qualifying real estate asset that generates qualifying income for such purposes. The appropriate treatment of participation interests for U.S. federal income tax purposes is not entirely certain, however, and no assurance can be given that the IRS will not challenge the Fund’s treatment of the Fund’s participation interests. In the event of a determination that such participation interests do not qualify as real estate assets, or that the income that the Fund derives from such participation interests does not qualify as mortgage interest for purposes of the REIT asset and income tests, the Fund could be subject to a penalty tax, or could fail to qualify for taxation as a REIT.

The Fund expects that any mortgage-backed securities that it invests in will be treated either as interests in a grantor trust or as interests in a REMIC for U.S. federal income tax purposes and that all interest income from such mortgage-backed securities will be qualifying income for the 95% gross income test. In the case of mortgage-backed securities treated as interests in grantor trusts, the Fund would be treated as owning an undivided beneficial ownership interest in the mortgage loans held by the grantor trust. The interest on such mortgage loans, and any mortgage loans that the Fund owns directly, would be qualifying income for purposes of the 75% gross income test to the extent that the obligation is adequately secured by real property, as discussed above. In the case of mortgage-backed securities treated as interests in a REMIC for U.S. federal income tax purposes, income derived from REMIC interests will generally be treated as qualifying income for purposes of the 75% and 95% gross income tests. However, if less than 95% of the assets of the REMIC are real estate assets, then only a proportionate part of the Fund’s interest in the REMIC and income derived from the interest will qualify for purposes of the 75% gross income test. The Fund expects that any interest income from mortgage-backed securities that are not treated as an interest in a grantor trust or an interest in a REMIC will not be qualifying income for purposes of the 75% gross income test. Mortgage loans that may be held by a grantor trust or REMIC may not necessarily qualify as “real estate assets” for purposes of the REIT tax rules. As a result, it may be difficult, if not impossible, to determine whether income from certain CMBS investments will be qualifying 75% gross income. In addition, some REMIC securitizations include imbedded interest swap or cap contracts or other derivative instruments that potentially could produce non-qualifying income for the holder of the related REMIC securities.

Fee Income

Although not currently contemplated, the Fund may receive various fees and expense reimbursements from borrowers in connection with originating loans. Fees that are for entering into agreements to make loans are qualifying income for both gross income tests. Other fees that are treated as “points” are treated as additional interest on the loan and are qualifying or nonqualifying based on whether the loan is a real estate asset. However, fees for services will not be qualifying income for purposes of both the 75% and 95% gross income tests. In addition, certain expense reimbursements received from the borrower, and even certain expenses paid by the borrower directly to a third-party service provider, may result in nonqualifying income for both gross income tests to the extent such amounts are reimbursements for expenses that benefit the Fund. Any fees earned by a taxable REIT subsidiary will not be included for purposes of the gross income tests but the use of a taxable REIT subsidiary to originate loans to avoid such nonqualifying income may increase the taxes paid by the taxable REIT subsidiary.

Dividend Income

The Fund may receive material distributions from the Fund’s taxable REIT subsidiaries. These distributions are generally classified as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions generally constitute qualifying income for purposes of the 95% gross income test, but not the 75% gross income test.

Treatment of Certain Debt Instruments as Equity

The Fund may hold loans with relatively high loan-to-value ratios and/or high yields. Additionally, the Fund may receive equity interests in the Fund’s borrowers in connection with originating the Fund’s loans. These features can cause a loan to be treated as equity for U.S. federal income tax purposes. Although the Fund intends to structure each of its loans so that the loan should be respected as debt for U.S. federal income tax purposes, there can be no assurance that the IRS will not challenge the Fund’s treatment of one or more of the Fund’s loans as debt for U.S. federal income tax purposes. In the event the IRS were successful in such a challenge, all or a portion of the income from such loans could be viewed as guaranteed payments under the partnership tax rules, in which case such income may not be qualifying income for the REIT income tests. As a result, such a recharacterization could adversely affect the Fund’s ability to qualify for taxation as a REIT. If the underlying activity was a prohibited transaction, the income from such loans, to the extent the loans were characterized as equity, would be subject to a 100% tax.

Hedging Transactions

The Fund may enter into hedging transactions with respect to one or more of the Fund’s assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swap agreements, interest rate cap agreements, options, forward rate agreements or similar financial instruments. Except to the extent provided by Treasury regulations, any income from a hedging transaction, including gain from the sale or disposition of such a transaction, will not constitute gross income for purposes of the 75% or 95% gross income test if (i) the Fund enters into the hedging transaction in the normal course of business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, and the hedge is clearly identified as specified in Treasury regulations before the close of the day on which it was acquired, originated, or entered into, (ii) the Fund enters into the hedging transaction primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income tests and the hedge is clearly identified as such before the close of the day on which it was acquired, originated, or entered into, or (iii) the Fund enters into the hedging transaction that hedges against transactions described in clause (i) or (ii) and is entered into in connection with the extinguishment of debt or sale of property that are being hedged against by the transactions described in clauses (i) or (ii) and the hedge complies with certain identification requirements. To the extent that the Fund enters into other types of hedging transactions, including hedges of interest rates on debt the Fund acquires as assets, or do not make proper tax identifications, as applicable, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the 75% and 95% gross income tests. The Fund intends to structure any hedging transactions in a manner that does not jeopardize its qualification for taxation as a REIT. No assurances can be given, however, that the Fund’s hedging activities will not give rise to income that does not qualify for purposes of either or both of the gross income tests and that such income will not adversely affect the Fund’s ability to satisfy the REIT qualification requirements.

Rents from Real Property

The Fund expects to acquire interests in real property (through majority-owned subsidiaries with rights to receive preferred economic returns) and may acquire other interests in real property (including equity participations). However, to the extent that the Fund owns real property or interests therein, rents the Fund receives qualify as “rents from real property” in satisfying the gross income tests described above, only if several conditions are met, including the following. If rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under any particular lease (determined based on the fair market values as of the beginning and end of the taxable year), then all of the rent attributable to such personal property will not qualify as rents from real property. The determination of whether an item of personal property constitutes real or personal property under the REIT tax provisions of the Code is subject to both legal and factual considerations and therefore can be subject to different interpretations.

In addition, in order for rents received by the Fund to qualify as “rents from real property,” the rent must not be based in whole or in part on the income or profits derived by any person from such real property. However, an amount will not be excluded from rents from real property solely by reason of being based on a fixed percentage or percentages of sales or if it is based on the net income of a tenant which derives substantially all of its income with respect to such property from subleasing of substantially all of such property, to the extent that the rents paid by the subtenants would qualify as rents from real property, if earned directly by the Fund. Moreover, for rents received to qualify as “rents from real property,” the Fund generally must not furnish or render certain services to the tenants of such property, other than through an “independent contractor” who is adequately compensated and from which the Fund derives no income or through a taxable REIT subsidiary. The Fund is permitted, however, to perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered rendered to the occupant of the property. In addition, the Fund may directly or indirectly provide non-customary services to tenants of the Fund’s properties without disqualifying all of the rent from the property if the payment for such services or, if greater, 150% of the Fund’s cost of providing such services, does not exceed 1% of the total gross income from the property. In such a case, only the amounts for non-customary services are not treated as rents from real property and the provision of the services does not disqualify the related rent.

Rental income will qualify as rents from real property only to the extent that the Fund does not directly or constructively own, (1) in the case of any tenant which is a corporation, stock possessing 10% or more of the total combined voting power of all classes of stock entitled to vote, or 10% or more of the total value of shares of all classes of stock of such tenant, or (2) in the case of any tenant which is not a corporation, an interest of 10% or more in the assets or net profits of such tenant.

Phantom Income

Due to the nature of the assets in which the Fund may invest, the Fund may be required to recognize taxable income from those assets in advance of the Fund’s receipt of cash flow on or proceeds from disposition of such assets, and may be required to report taxable income in early periods that exceeds the economic income ultimately realized on such assets. For example, the Fund may originate debt instruments or mortgage-backed securities at a discount from face value. To the extent the Fund originates any instruments at a discount or purchase such instruments at a discount in connection with their original issuance, the discount will be “original issue discount” if it exceeds certain de minimis amounts, which must be accrued on a constant yield method even though the Fund may not receive the corresponding cash payment until maturity. In such cases, the value of the equity interest would result in discount that must be accrued over the life of the loan. The Fund may also acquire debt instruments that provide for interest that accrues or is payable in kind, in which case the Fund will be required to include that income for tax purposes as it accrues rather than when it is paid in cash. To the extent the Fund purchases debt instruments at a discount after their original issuance, the discount may represent “market discount.” Unlike original issue discount, market discount is not required to be included in income on a constant yield method. However, the Fund will be required to treat a portion of any principal payments as ordinary income in an amount equal to the market discount that has accrued while the Fund held the debt instrument. If the Fund ultimately collects less on a debt instrument than the Fund’s purchase price and any original issue discount or accrued market discount that the Fund has included in income, there may be limitations on the Fund’s ability to use any losses resulting from that debt instrument.

The Fund may make loans that provide the Fund with rights to participate in the appreciation of the collateral real property securing the Fund’s debt instrument at specified times or that provide for other contingent payments based on the borrower’s performance. In circumstances where such equity features are part of the loan and not treated as a separate equity investment, the Fund generally will be required to accrue for tax purposes the projected increase in the yield on the loan attributable to the participation feature or contingent payments over the term of the loan, even though the Fund does not receive any cash attributable to the participation feature or contingent payments until some point in the future, if ever. In circumstances where the Fund’s equity participation is structured as a separate interest from the loans, the Fund will be required to allocate the amount the Fund pays for the loan and the equity interest between those securities and, depending on the circumstances, such allocation may result in additional discount on the loan that must be accrued for tax purposes over the life of the loan (even though no corresponding cash payment is made until later).

The Fund may also acquire debt instruments below par that are subsequently modified by agreement with the borrower. Under applicable Treasury Regulations, these modifications may be treated as a taxable event in which the Fund exchanges the old debt instrument for a new debt instrument, the value of which may be treated as equal to the face amount of the new debt instrument. Because the Fund’s tax basis in such debt instruments may be substantially less than the face value, the Fund could have significant income without any corresponding receipt of cash. Such a modification also may require the Fund to retest the status of the modified loan for purposes of determining whether the loan is fully secured by real property.

In addition, in the event that any debt instruments acquired by the Fund are delinquent as to mandatory principal and interest payments, or in the event payments with respect to a particular debt instrument are not made when due, the Fund may nonetheless be required to continue to accrue the unpaid interest as taxable income.

Finally, the Fund may be required under the terms of the Fund’s indebtedness to use cash received from interest payments to make nondeductible principal payments on that indebtedness, with the effect of recognizing income but not having a corresponding amount of cash available for distribution to the Fund’s Shareholders.

Due to each of these potential timing differences between income recognition or expense deduction and cash receipts or disbursements, there is a significant risk that the Fund may have substantial taxable income in excess of cash available for distribution. In that event, the Fund may need to borrow funds or take other action to satisfy the REIT distribution requirements for the taxable year in which this “phantom income” is recognized. See “—Annual Distribution Requirements.”

Failure to Satisfy the Gross Income Tests

The Fund intends to monitor the Fund’s sources of income, including any non-qualifying income received by the Fund, and manage the Fund’s assets so as to ensure the Fund’s compliance with the gross income tests. The Fund cannot assure you, however, that the Fund will be able to satisfy the gross income tests. If the Fund fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, the Fund may still qualify for taxation as a REIT for the year if the Fund is entitled to relief under applicable provisions of the Code. These relief provisions will generally be available if the Fund’s failure to meet these tests was due to reasonable cause and not due to willful neglect and, following the identification of such failure, the Fund sets forth a description of each item of the Fund’s gross income that satisfies the gross income tests in a schedule for the taxable year filed in accordance with the Treasury Regulations. It is not possible to state whether the Fund would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances involving the Fund, the Fund will not qualify for taxation as a REIT. As discussed above under “—Taxation of REITs in General,” even where these relief provisions apply, a tax would be imposed upon the profit attributable to the amount by which the Fund fails to satisfy the particular gross income test.

Asset Tests

At the close of each calendar quarter, the Fund must also satisfy five tests relating to the nature of the Fund’s assets. First, at least 75% of the value of the Fund’s total assets must be represented by some combination of “real estate assets,” cash, cash items, and U.S. Government securities. For this purpose, real estate assets include loans secured by mortgages on real property or on interests in real property to the extent described below, certain mezzanine loans and mortgage-backed securities as described below, interests in real property (such as land, buildings, leasehold interests in real property and personal property leased with real property if the rents attributable to the personal property would be rents from real property under the income tests discussed above), shares in other qualifying REITs and stock or debt instruments held for less than one year purchased with the proceeds from an offering of Shares of the Fund’s stock or certain debt. Second, not more than 25% of the Fund’s assets may be represented by securities other than those in the 75% asset test. Third, of the assets that do not qualify for purposes of the 75% test and that are not securities of the Fund’s taxable REIT subsidiaries: (i) the value of any one issuer’s securities owned by the Fund may not exceed 5% of the value of the Fund’s gross assets, and (ii) the Fund generally may not own more than 10% of any one issuer’s outstanding securities, as measured by either voting power or value. Fourth, the aggregate value of all securities of taxable REIT subsidiaries held by the Fund may not exceed 20% of the value of the Fund’s gross assets. Fifth, not more than 25% of the value of the Fund’s gross assets may be represented by debt instruments of publicly offered REITs that are not secured by mortgages on real property or interests in real property.

Securities for purposes of the asset tests may include debt securities that are not fully secured by a mortgage on real property (or treated as such). However, the 10% value test does not apply to certain “straight debt” and other excluded securities, as described in the Code, including any loan to an individual or an estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, (1) a REIT’s interest as a partner in a partnership is not considered a security for purposes of applying the 10% value test; (2) any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership if at least 75% of the partnership’s gross income is derived from sources that would qualify for the 75% REIT gross income test; and (3) any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership to the extent of the REIT’s interest as a partner in the partnership.

For purposes of the 10% value test, “straight debt” means a written unconditional promise to pay on demand on a specified date a sum certain in money if (1) the debt is not convertible, directly or indirectly, into stock and (2) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors other than certain contingencies relating to the timing and amount of principal and interest payments, as described in the Code. In the case of an issuer which is a corporation or a partnership, securities that otherwise would be considered straight debt will not be so considered if we, and any of the Fund’s “controlled taxable REIT subsidiaries” as defined in the Code, hold any securities of the corporate or partnership issuer which (A) are not straight debt or other excluded securities (prior to the application of this rule), and (B) have an aggregate value greater than 1% of the issuer’s outstanding securities (including, for the purposes of a partnership issuer, the Fund’s interest as a partner in the partnership). As a result, the straight debt exception would not be available to the Fund with respect to a loan where the Fund also holds an equity participation in the borrower through a taxable REIT subsidiary.

Except as provided below, a real estate mortgage loan that the Fund owns generally will be treated as a real estate asset for purposes of the 75% REIT asset test if, on the date that the Fund acquires or originates the mortgage loan, the value of the real property securing the loan is equal to or greater than the principal amount of the loan. Existing IRS guidance provides that certain rules described above that are applicable to the gross income tests may apply to determine what portion of a mortgage loan will be treated as a real estate asset if the mortgage loan is secured both by real property and other assets. Under special guidance issued by the IRS, if the value of the mortgage loan exceeds the greater of the current value of the real property securing the loan and the value of the real property securing the loan at the time the Fund committed to acquire the loan, such excess will not be a qualifying real estate asset. Furthermore, the Fund may be required to retest modified loans to determine if the modified loan is adequately secured by real property as of the modification date if the modification results in a taxable exchange. However, under special guidance issued by the IRS, if a loan modification occurred as a result of default or the Fund reasonably believed that there was a significant risk of default and the modification reduced such risk, the Fund generally would not be required to retest such modified loan. Notwithstanding the foregoing, as discussed above under “ – Gross Income Tests – Interest Income,” a mortgage loan secured by both real property and personal property will be treated as a wholly qualifying real estate asset if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property, even if the real property collateral is less than the outstanding principal balance on the loan.

As discussed above under “—Gross Income Tests,” certain loans that the Fund might originate could be at risk of being treated as equity interests in the borrower for U.S. federal income tax purposes. In such cases, the Fund would likely be treated as owning the Fund’s proportionate share of the borrower’s assets (if the borrower is a pass-through entity) or as owning corporate stock (if the borrower is a corporation), which could adversely affect the Fund’s ability to comply with the asset tests.

As discussed above under “—Gross Income Tests,” there may be circumstances in which the Fund’s mezzanine loans do not comply with the safe harbor under Revenue Procedure 2003-65. To the extent that any of the Fund’s mezzanine loans do not meet all of the requirements for reliance on the safe harbor set forth in the Revenue Procedure, such loans may not be real estate assets and could adversely affect the Fund’s REIT tax status.

As discussed above under “—Gross Income Tests,” participation interests in loans that the Fund acquires may not be treated as direct interests in the underlying mortgage loan, which may cause the participation interest to not qualify as a real estate asset. While the Fund intends that any such participation interests will be structured in a manner so as to be treated for REIT tax purposes as equivalent to a direct interest in the loan, and therefore, as a real estate asset, there can be no guarantee that such treatment is respected by the IRS.

Regular or residual interests in REMICs are generally treated as a real estate asset. If, however, less than 95% of the assets of a REMIC consists of real estate assets (determined as if the Fund held such assets), the Fund will be treated as owning the Fund’s proportionate share of the assets of the REMIC. The IRS has issued guidance providing that, among other things, if a REIT holds a regular or residual interest in an “eligible REMIC” that informs the REIT that at least 80% of the REMIC’s assets constitute real estate assets, then the REIT may treat 80% of the value of the interest in the REMIC as a real estate asset for the purpose of the REIT asset tests. The remaining 20% of the value of the REIT’s interest in the REMIC would not qualify as a real estate asset for purposes of the REIT asset tests and could adversely affect the Fund’s ability to qualify for taxation as a REIT. In the case of interests in grantor trusts, the Fund will be treated as owning an undivided beneficial interest in the mortgage loans held by the grantor trust. Such mortgage loans will generally qualify as real estate assets for purposes of the 75% asset test to the extent they are secured by real property. Investments in mortgage backed securities that are not interests in a grantor trust or REMIC or government securities will not be treated as qualifying assets for purposes of the 75% asset test and will be subject to the 5% asset test, the 10% value test, the 10% vote test and the 25% securities test described above.

The Fund may enter into repurchase agreements under which the Fund will nominally sell certain of the Fund’s assets to a counterparty and simultaneously enter into an agreement to repurchase the sold assets. The Fund generally believes that the Fund will be treated for U.S. federal income tax purposes as the owner of the assets that are the subject of any such repurchase agreement and the repurchase agreement will be treated as a secured lending transaction notwithstanding that the Fund may transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the IRS could successfully assert that the Fund did not own the assets during the term of the repurchase agreement, which could impact the Fund’s REIT tax status.

The Fund believes that its loan holdings and other assets will be structured in a manner that will comply with the foregoing REIT asset requirements and the Fund intends to monitor compliance on an ongoing basis. There can be no assurance, however, that the Fund will be successful in this effort. In this regard, to determine compliance with these requirements, the Fund will need to estimate the value of the Fund’s assets (or the value of the collateral securing the Fund’s loans). The Fund may not obtain independent appraisals to support the Fund’s conclusions concerning the values of the Fund’s assets, or in many cases, the values may not be susceptible to a precise determination and are subject to change in the future. In some cases, the Fund may rely on its own valuation that differs from the value determined by an appraiser. There can be no assurance that the IRS will not disagree with the determinations and assert that a different value is applicable, in which case the Fund might not satisfy the 75% asset test and the other asset tests and could fail to qualify for taxation as a REIT.

Failure to Satisfy Asset Tests

After initially meeting the asset tests at the close of any quarter, the Fund will not lose its qualification for taxation as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the Fund fails to satisfy the asset tests because the Fund acquires assets during a quarter, the Fund can cure this failure by disposing of sufficient non-qualifying assets within 30 days after the close of that quarter. If the Fund fails the 5% asset test, or the 10% vote or value asset tests at the end of any quarter and such failure is not cured within 30 days thereafter, the Fund may dispose of sufficient assets (generally within six months after the last day of the quarter in which the identification of the failure to satisfy these asset tests occurred) to cure such a violation that does not exceed the lesser of 1% of the Fund’s assets at the end of the relevant quarter or $10,000,000. If the Fund fails any of the other asset tests or the Fund’s failure of the 5% and 10% asset tests is in excess of the de minimis amount described above, as long as such failure was due to reasonable cause and not willful neglect, the Fund is permitted to avoid disqualification for taxation as a REIT, after the 30 day cure period, by taking steps, including the disposition of sufficient assets to meet the asset test (generally within six months after the last day of the quarter in which the Fund identified the failure to satisfy the REIT asset test) and paying a tax equal to the greater of (x) $50,000 or (y) the amount determined by multiplying the net income generated during a specified period by the assets that cause the failure by the highest U.S. federal income tax rate applicable to corporations.

Annual Distribution Requirements

In order to continue to qualify for taxation as a REIT, the Fund is required to distribute dividends, other than capital gain dividends, to the Fund’s Shareholders in an amount at least equal to: (i) the sum of: (a) 90% of the Fund’s “REIT taxable income” (computed without regard to its deduction for dividends paid and its net capital gains); and (b) 90% of the net income (after tax), if any, from foreclosure property (as described below); minus (ii) the sum of specified items of non-cash income that exceeds a percentage of the Fund’s income.

These distributions must be paid in the taxable year to which they relate or in the following taxable year if such distributions are declared in October, November or December of the taxable year, are payable to Shareholders of record on a specified date in any such month and are actually paid before the end of January of the following year. Such distributions are treated as both paid by the Fund and received by each Shareholder on December 31 of the year in which they are declared. In addition, at the Fund’s election, a distribution for a taxable year may be declared before the Fund timely files its tax return for the year and be paid with or before the first regular dividend payment after such declaration, provided that such payment is made during the 12-month period following the close of such taxable year. These distributions are taxable to the Fund’s Shareholders in the year in which paid, even though the distributions relate to the Fund’s prior taxable year for purposes of the 90% distribution requirement.

In order for distributions to be counted towards the Fund’s distribution requirement and to give rise to a tax deduction by the Fund, they must not be “preferential dividends.” A dividend is not a preferential dividend if it is pro rata among all outstanding shares of stock within a particular class and is in accordance with the preferences among different classes of stock as set forth in the organizational documents. To avoid paying preferential dividends, the Fund must treat every Shareholder of the class of Shares with respect to which the Fund makes a distribution the same as every other Shareholder of that class, and the Fund must not treat any class of Shares other than according to its dividend rights as a class. Under certain technical rules governing deficiency dividends, the Fund could lose its ability to cure an under-distribution in a year with a subsequent year deficiency dividend if the Fund pays preferential dividends. Preferential dividends potentially include “dividend equivalent redemptions.” Accordingly, the Fund intends to pay dividends pro rata within each class, and to abide by the rights and preferences of each class of the Fund’s Shares if there is more than one, and will seek to avoid dividend equivalent redemptions. (See “— Taxation of U.S. Shareholders — Redemptions of the Fund’s Common Shares” below for a discussion of when redemptions are dividend equivalent and measures the Fund intends to take to avoid them.). If, however, the Fund qualifies as a “publicly offered REIT” (within the meaning of Section 562(c) of the Code) in the future, the preferential dividend rules will cease to apply to the Fund. In addition, the IRS is authorized to provide alternative remedies to cure a failure to comply with the preferential dividend rules, but as of the date hereof, no such authorized procedures have been promulgated.

To the extent that the Fund distributes at least 90%, but less than 100%, of the Fund’s “REIT taxable income,” as adjusted, the Fund will be subject to tax at ordinary U.S. federal corporate tax rates on the retained portion. In addition, the Fund may elect to retain, rather than distribute, the Fund’s net long-term capital gains and pay tax on such gains. In this case, the Fund could elect to have the Fund’s Shareholders include their proportionate share of such undistributed long-term capital gains in income and receive a corresponding credit or refund, as the case may be, for their proportionate share of the tax paid by the Fund. The Fund’s Shareholders would then increase the adjusted basis of their stock in the Fund by the difference between the designated amounts included in their long-term capital gains and the tax deemed paid with respect to their proportionate Shares.

If the Fund fails to distribute during each calendar year at least the sum of (1) 85% of the Fund’s REIT ordinary income for such year, (2) 95% of the Fund’s REIT capital gain net income for such year and (3) any undistributed taxable income from prior periods, the Fund will be subject to a 4% excise tax on the excess of such required distribution over the sum of (x) the amounts actually distributed (taking into account excess distributions from prior periods) and (y) the amounts of income retained on which the Fund has paid corporate income tax. The Fund intends to make timely distributions so that the Fund is not subject to the 4% excise tax.

It is possible that the Fund, from time to time, may not have sufficient cash from operations to meet the distribution requirements, for example, due to timing differences between the actual receipt of cash and the inclusion of the corresponding items in income by the Fund for U.S. federal income tax purposes prior to receipt of such income in cash or non-deductible expenditures. See “—Gross Income Tests—Phantom Income” above. In the event that such shortfalls occur, to meet the Fund’s distribution requirements it might be necessary to arrange for short-term, or possibly long-term, borrowings, use cash reserves, liquidate non-cash assets at rates or times that the Fund regards as unfavorable or pay dividends in the form of taxable stock dividends. In the case of a taxable stock dividend, Shareholders would be required to include the dividend as income and would be required to satisfy the tax liability associated with the distribution with cash from other sources.

The Fund may be able to rectify a failure to meet the distribution requirements for a year by paying “deficiency dividends” to Shareholders in a later year, which may be included in the Fund’s deduction for dividends paid for the earlier year. In this case, the Fund may be able to avoid losing the Fund’s qualification for taxation as a REIT or being taxed on amounts distributed as deficiency dividends. However, the Fund will be required to pay interest and a penalty based on the amount of any deduction taken for deficiency dividends.

In the event that the Fund undertakes a transaction (such as a tax-free merger) in which the Fund succeeds to earnings and profits of a taxable corporation, in addition to the distribution requirements above the Fund also must distribute such non-REIT earnings and profits to its Shareholders by the close the taxable year of the transaction. Such additional dividends are not deductible against the Fund’s REIT taxable income. The Fund may be able to rectify a failure to distribute any such non-REIT earnings and profits by making distributions in a later year comparable to deficiency dividends noted above and paying an interest charge.

Liquidating distributions generally will be treated as dividends for purposes of the above rules to the extent of current earnings and profits in the year paid provided the Fund completes its liquidation within 24 months following the Fund’s adoption of a plan of liquidation. Compliance with this 24 month requirement could require the Fund to sell assets at unattractive prices, distribute unsold assets to a “liquidating trust” for the benefit of the Fund’s Shareholders, or terminate the Fund’s tax status as a REIT. The U.S. federal income tax treatment of a beneficial interest in a liquidating trust would vary significantly from the U.S. federal income treatment of ownership of the Fund’s Shares.

Excess Inclusion Income

If the Fund directly or indirectly acquires a residual interest in a REMIC or equity interests in a taxable mortgage pool, a portion of its income from such arrangements may be treated as “excess inclusion income.” See “—Effect of Subsidiary Entities—Taxable Mortgage Pools.” The Fund is required to allocate any excess inclusion income to the Fund’s Shareholders in proportion to their dividends. The Fund would be subject to U.S. corporate tax to the extent of any excess inclusion income from the REMIC residual interest or taxable mortgage pool that is allocable to the percentage of the Fund’s Shares held in record name by “disqualified organizations,” which are generally certain cooperatives, governmental entities and tax-exempt organizations that are exempt from tax on UBTI. The Fund may deduct such taxes from the distributions otherwise payable to the responsible disqualified organizations. Because this tax would be imposed on the Fund, however, unless the Fund can recover the tax out of distributions to the disqualified holders, all of the Fund’s investors, including investors that are not disqualified organizations, would bear a portion of the tax cost associated with the classification of the Fund or a portion of the Fund’s assets as a taxable mortgage pool.

Shareholders who are not disqualified organizations will have to treat the Fund’s dividends as excess inclusion income to the extent of their allocable shares of the Fund’s excess inclusion income. This income cannot be offset by net operating losses of the Fund’s Shareholders. If the Shareholder is a tax-exempt entity and not a disqualified organization, then this income is fully taxable as UBTI under Section 512 of the Code. If the Shareholder is a foreign person, it would be subject to U.S. federal income tax withholding on this income without reduction or exemption pursuant to any otherwise applicable income tax treaty. If the Shareholder is a REIT, a regulated investment company, common trust fund or other pass-through entity, the Shareholder’s allocable share of the Fund’s excess inclusion income could be considered excess inclusion income of such entity.

Prohibited Transactions

Net income the Fund derives from a prohibited transaction outside of a taxable REIT subsidiary is subject to a 100% tax unless the transaction qualifies for a statutory safe harbor discussed below. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property) that is held as inventory or primarily for sale to customers, in the ordinary course of a trade or business by a REIT. For purposes of this 100% tax, income earned from a shared appreciation provision in a mortgage loan (see below) is treated as if the REIT sold an interest in the underlying property (thus subjecting such income to 100% tax if the Fund holds the shared appreciation mortgage outside of a taxable REIT subsidiary and the underlying property is inventory or held for sale). The 100% tax will not apply to gains from the sale of property held through a taxable REIT subsidiary or other taxable corporations (which are taxed at regular corporate rates). Thus, the Fund intends to conduct the Fund’s operations so that loans or other assets owned by the Fund (or assets that are the subject of a shared appreciation provision that the Fund owns) that are inventory or held primarily for sale to customers in the ordinary course of business are held through a taxable REIT subsidiary. However, whether property is held as inventory or “primarily for sale to customers in the ordinary course of a trade or business” depends on the particular facts and circumstances, and no assurance can be given that the Fund will be successful in isolating all investments subject to the 100% tax in the Fund’s taxable REIT subsidiaries or that the Fund will not engage in prohibited transactions outside of the Fund’s taxable REIT subsidiaries. With respect to kickers treated as equity for U.S. federal income tax purposes, as well as any loans treated as equity interests in the Fund’s borrowers for U.S. federal income tax purposes, the Fund’s income from such interests may be income from a prohibited transaction subject to the 100% tax if the underlying real property is treated as held as inventory or primarily for sale to customers.

Foreclosure Property

Foreclosure property is real property and any personal property incident to such real property (1) that is acquired by a REIT as a result of the REIT having bid on the property at foreclosure or having otherwise reduced the property to ownership or possession by agreement or process of law after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property, (2) for which the related loan or lease was acquired by the REIT at a time when default was not imminent or anticipated and (3) for which such REIT makes a proper election to treat the property as foreclosure property. REITs generally are subject to tax at the highest U.S. federal corporate rate on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election is in effect will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or property held for sale in the hands of the selling REIT.

Shared Appreciation Mortgages/Equity Participations

In connection with the Fund’s acquisition and/or origination of loans, the Fund could obtain rights to share in the appreciation of the underlying collateral real property securing the mortgage loan. These participation features may be structured as “shared appreciation provisions” that are in connection with the loan itself or as a severable contingent right on the collateral. The participation features are sometimes referred to as “kickers.” To the extent the shared appreciation provision is in connection with the loan secured by real property, any income derived from the shared appreciation provision will be treated as gain from the sale of the collateral property for REIT income test purposes and for purposes of determining whether such income is income from a prohibited transaction. However, this treatment will not impact the character of the shared appreciation payment as contingent interest for other tax purposes. To the extent a participation feature is structured as a severable contingent right in the collateral property, or otherwise does not meet the definition of “shared appreciation provision,” the Fund may either be treated as owning an equity interest in the collateral property for the REIT income and asset tests or as holding a loan that provides for interest based on net profits, which would not be qualifying income for both the 75% and 95% REIT income tests. The Fund may hold severable contingent rights through a taxable REIT subsidiary, in which case they will be subject to corporate tax but will not generate non-qualifying income (except to the extent of taxable REIT subsidiary dividends for the 75% income test) or non-qualifying assets (except to the extent of the additional value in the taxable REIT subsidiary stock).

Failure to Qualify

In the event that the Fund violates a provision of the Code that would result in the Fund’s failure to qualify as a REIT, the Fund may nevertheless continue to qualify as a REIT under specified relief provisions available to the Fund to avoid such disqualification if (i) the violation is due to reasonable cause and not due to willful neglect, (ii) the Fund pays a penalty of $50,000 for each failure to satisfy a requirement for qualification for taxation as a REIT and (iii) the violation does not include a violation under the gross income or asset tests described above (for which other specified relief provisions are available). This cure provision reduces the instances that could lead to the Fund’s disqualification for taxation as a REIT for violations due to reasonable cause. If the Fund fails to qualify for taxation as a REIT in any taxable year and none of the relief provisions of the Code apply, the Fund will be subject to U.S. federal corporate income tax. Distributions to the Fund’s Shareholders in any year in which the Fund is not a REIT for tax purposes will not be deductible by the Fund, nor will they be required to be made. In this situation, to the extent of current or accumulated earnings and profits, and, subject to limitations of the Code, distributions to the Fund’s Shareholders will generally be taxable as qualified dividend income. Subject to certain limitations, dividends in the hands of the Fund’s corporate U.S. Shareholders may be eligible for the dividends received deduction. Unless the Fund is entitled to relief under the specific statutory provisions, the Fund will also be disqualified from re-electing to be taxed as a REIT for the four taxable years following a year during which qualification was lost. It is not possible to state whether, in all circumstances, the Fund will be entitled to statutory relief.

U.S. Shareholders

Distributions. Distributions paid by the Fund from its ordinary income or from its excess of net short-term capital gains over net long-term capital losses (together referred to as “ordinary income dividends”) are taxable to U.S. Shareholders as ordinary income to the extent paid from the Fund's current or accumulated earnings and profits. Distributions made from the Fund's excess of net long-term capital gains over net short-term capital losses, or “net capital gain” (“capital gain dividends”), if properly reported by the Fund, are taxable to U.S. Shareholders as long-term capital gains, regardless of the length of time the U.S. Shareholder has owned Shares. Ordinary income and capital gain dividends are taxable to Shareholders even if they are reinvested in additional Shares of the Fund. Distributions in excess of the Fund's current and accumulated earnings and profits (which represent a return of capital, meaning a return to Shareholders of the money they originally invested in the Fund) will first reduce the adjusted tax basis of a Shareholder's Shares and, after such adjusted tax basis is reduced to zero, will constitute capital gain to such Shareholder. The Fund will provide the Shareholders with a written notice reporting the amount of dividends paid during the year that qualify as capital gain dividends, as qualified dividend income (discussed below), and as ordinary income dividends.

A portion of the Fund's ordinary income dividends attributable to the dividends received from domestic corporations, and reported as such, may be eligible for the dividends received deduction allowed to corporations under the Code if certain requirements are met. In addition, ordinary income dividends that are properly reported by the Fund and are derived from qualified dividend income are taxed to individuals at the rates applicable to long-term capital gains. Qualified dividend income generally includes dividends from domestic corporations and dividends from foreign corporations that meet certain specified criteria. Certain holding period and other requirements must be met by both the Shareholder and the Fund for distributions to be eligible for the corporate dividends received deduction or the preferential individual tax rates that apply to qualified dividend income, as the case may be. There can be no assurance as to what portion, if any, of the Fund's distributions will be eligible for the dividends received deduction or will constitute qualified dividend income.

If the Fund pays a dividend in January that was declared in the previous October, November or December to Shareholders of record on a specified date in one of such months, then such dividend will be treated for U.S. federal income tax purposes as being paid by the Fund and received by the Shareholders on December 31 of the year in which the dividend was declared.

The Fund may elect to retain its net capital gain or a portion thereof for investment and be taxed at corporate rates (currently at a maximum of thirty-five percent (35%)) on the amount retained. In such case, it may report the retained amount as undistributed capital gains in a notice to the Shareholders, who will be treated as if each received a distribution of its pro rata common share of such gain, with the result that each Shareholder will: (i) be required to report its pro rata common share of such gain on its tax return as long-term capital gain; (ii) receive a refundable tax credit for its pro rata common share of tax paid by the Fund on the gain; and (iii) increase the tax basis for its Shares by an amount equal to the deemed distribution less the tax credit.

If an investor buys Shares just before the record date of a dividend declared by the Fund, the investor will receive that dividend. Such dividends, although in effect a return of capital, will be treated as ordinary income or capital gain dividends to the extent described above. Accordingly, the timing of the purchase of the Shares may result in a return of a portion of the investment as taxable income. Therefore, prior to purchasing Shares, an investor should carefully consider the impact of ordinary income or capital gains dividends that are expected to be or have been announced.

Sale, Redemptions Other Disposition of Shares. Upon the sale, exchange, repurchase or other disposition of Shares (including upon dissolution of the Fund), the Shareholder generally will realize a capital gain or loss in an amount equal to the difference between the amount realized and the Shareholder's adjusted tax basis in the Shares sold. Such gain or loss will be long-term or short-term, depending upon the Shareholder's holding period for the Shares. Generally, a Shareholder's gain or loss will be a long-term gain or loss if the Shares have been held for more than one year. However, any loss upon the sale or exchange of Shares held for six (6) months or less will be treated as long-term capital loss generally to the extent of any capital gain dividends received (or undistributed capital gains deemed received) by the Shareholder. For non-corporate U.S. Shareholders (including individuals), long-term capital gains may be subject to preferential rates of taxation. The deductibility of capital losses is subject to limitations under the Code. A loss realized on a sale or exchange of Shares will be disallowed if any Shares are acquired (whether through the automatic reinvestment of dividends or otherwise) within a sixty-one (61) day period beginning thirty (30) days before and ending thirty (30) days after the date on which the Shares are disposed of. In such case, the basis of the Shares acquired will be adjusted to reflect the disallowed loss.

Medicare Tax. Certain U.S. Shareholders who are individuals, estates or trusts and whose income exceeds certain thresholds will be required to pay a 3.8% Medicare tax on all or a portion of their “net investment income,” which includes dividends received from the Fund and capital gains from the sale or other disposition of the Fund's stock.

Non-U.S. Shareholders

Distributions. Ordinary income dividends paid to non-U.S. Shareholders generally will be subject to a thirty percent (30%) U.S. withholding tax (or possibly a lower rate provided by an applicable tax treaty) to the extent paid from the Fund's current or accumulated earnings and profits unless the dividends are effectively connected with the non-U.S. Shareholder's U.S. trade or business and, if an income tax treaty applies, attributable to the non-U.S. Shareholder's permanent establishment (as described below). However, for taxable years of a regulated investment company beginning before January 1, 2014 (and, if extended as has happened in the past, for taxable years covered by such extension), certain “interest-related dividends” and “short-term capital gain dividends” paid by the Fund to a non-U.S. Shareholder and reported by the Fund as such are eligible for an exemption from the thirty percent (30%) U.S. withholding tax. Interest-related dividends generally are dividends derived from certain interest income earned by the Fund that would not be subject to such tax if earned by a foreign Shareholder directly. Short-term capital gain dividends generally are dividends derived from the excess of the Fund's net short-term capital gains over net long-term capital losses. Both “interest-related dividends” and “short-term capital gain dividends” must be reported as such by a written statement furnished to Shareholders. There can be no assurance as to whether this provision will be extended or, even if extended, what portion of the Fund's distributions would qualify for favorable treatment as interest related dividends or short-term capital gain dividends. Non-U.S. Shareholders are urged to consult their own tax advisers concerning the applicability of U.S. withholding tax.

Sale or Other Disposition of Shares. A non-U.S. Shareholder will generally be exempt from U.S. federal income tax on capital gain dividends, any amounts retained by the Fund that are reported as undistributed capital gains and any gains realized upon the sale or other disposition of Shares of the Fund (including upon dissolution of the Fund), except in the case of: (i) an individual non-U.S. Shareholder that is present in the United States for one hundred and eighty-three (183) days or more in the taxable year of such distribution, sale or other disposition and for which certain other conditions are met; or (ii) a non-U.S. Shareholder for which such gains are effectively connected with the non-U.S. Shareholder's U.S. trade or business and, if an income tax treaty applies, attributable to the non-U.S. Shareholder's permanent establishment (as described below).

Effectively Connected Income. If income from the Fund is effectively connected with a non-U.S. Shareholder's U.S. trade or business and, if an income tax treaty applies, attributable to the non-U.S. Shareholder's U.S. permanent establishment, then ordinary income dividends, capital gain dividends, undistributed capital gains, and any gains realized from the sale or other disposition of Shares generally will be subject to U.S. federal income tax in substantially the same manner as if received by a U.S. Shareholder. Corporate non-U.S. Shareholders may also be subject to an additional branch profits tax.

FATCA. Under U.S. legislation enacted in 2010 and existing guidance thereunder, commonly known as the “Foreign Account Tax Compliance Act” or “FATCA,” a thirty percent (30.00%) withholding tax on dividends paid by the Fund, and, on or after January 1, 2017, on certain capital gains distributions and gross proceeds from the sale or other disposition of Shares generally applies if paid to a foreign entity unless: (i) if the foreign entity is a “foreign financial institution” as defined under FATCA, the foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations; (ii) if the foreign entity is not a “foreign financial institution,” it identifies certain of its U.S. investors; or (iii) the foreign entity is otherwise excepted under FATCA. If withholding is required under FATCA on a payment related to any Fund distribution, investors that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) on such payment generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury regulations or other guidance, may modify the foregoing requirements. The Fund will not pay any additional amounts in respect of amounts withheld under FATCA. Each investor should consult its tax adviser regarding the effect of FATCA based on its individual circumstances.

Backup Withholding

Under certain provisions of the Code, some Shareholders may be subject to a withholding tax on ordinary income dividends, capital gain dividends and redemption payments (“backup withholding”). Generally, Shareholders subject to backup withholding will be those for whom no certified taxpayer identification number is on file with the Fund, who fails to establish an exemption from backup withholding or who, to the Fund's knowledge, have furnished an incorrect number. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules for payments made to a Shareholder may be refunded or credited against such Shareholder's U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

Tax Treatment of Investments

Hedging and Derivative Transactions. The transactions of the Fund are subject to special tax rules of the Code that may, among other things: (i) affect the character of gains and losses realized (for example, by converting lower taxed long-term capital gains or qualified dividend income into higher taxed short-term capital gains or ordinary income and converting an ordinary loss or deduction into capital loss (the deductibility of which is more limited)); (ii) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (iii) accelerate the recognition of income without a corresponding receipt of cash (with which to make the necessary distributions to satisfy distribution requirements applicable to regulated investment companies); (iv) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur; (v) adversely alter the characterization of certain complex financial transactions; and (vi) produce income that will not be “qualified” income for purposes of the ninety percent (90.00%) annual gross income requirement described above. Operation of these rules could, therefore, affect the character, amount and timing of distributions to Shareholders. Special tax rules also may require the Fund to mark-to-market certain types of positions in its portfolio (i.e., treat them as sold on the last day of the taxable year), and may result in the recognition of income without a corresponding receipt of cash. If the Fund engages in transactions affected by these provisions, it intends to monitor its transactions, make appropriate tax elections and make appropriate entries in its books and records to mitigate, to the extent reasonably feasible, the effect of these tax rules and avoid any possible disqualification for the special treatment afforded regulated investment companies under the Code.

The Fund's gains and losses on the sale, lapse, or termination of options that it holds will generally have the same character as gains and losses from the sale of the security to which the option relates. Upon the exercise of a put held by the Fund, the premium initially paid for the put is offset against the amount received for the security sold pursuant to the put thereby decreasing any gain (or increasing any loss) realized on the sale. Generally, such gain or loss is capital gain or loss, the character of which as long-term or short-term depends on the holding period of the security. However, the purchase of a put option may be subject to the short sale rules or straddle rules for U.S. federal income tax purposes.

The Fund may invest in securities or derivative transactions the U.S. federal income tax treatment of which is uncertain. The timing or character of income received by the Fund may be affected to the extent that the U.S. federal income tax treatment of such securities or transactions differs from the treatment anticipated by the Fund. In such case, the Fund may be required to purchase or sell securities or otherwise change its portfolio in order to maintain its qualification as a regulated investment company.

THE FOREGOING IS A BRIEF SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX MATTERS THAT ARE PERTINENT TO PROSPECTIVE INVESTORS. THE SUMMARY IS NOT, AND IS NOT INTENDED TO BE, A COMPLETE ANALYSIS OF ALL PROVISIONS OF THE U.S. FEDERAL INCOME TAX LAW WHICH MAY HAVE AN EFFECT ON SUCH INVESTMENTS. THIS ANALYSIS IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. ACCORDINGLY, PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN RESPECTIVE TAX ADVISERS WITH RESPECT TO THEIR OWN RESPECTIVE TAX SITUATIONS AND THE EFFECTS OF THIS INVESTMENT THEREON.

CODE OF ETHICS

Each of the Fund’s and the Advisor’s codes of ethics (the “Codes of Ethics”) have been adopted in compliance with Section 17(j) of the 1940 Act and Rule 17j-1 thereunder. Each Code of Ethics establishes procedures for personal investing and restricts certain transactions. Employees subject to a Code of Ethics may invest in securities for their personal investment accounts, including making investments in the securities that may be purchased or held by the Fund.

The Codes of Ethics may be viewed and copied at the SEC’s Public Reference Room in Washington, D.C. Information about the SEC's Public Reference Room may be obtained by calling the SEC at 202.551.8090. The Codes of Ethics also may be available on the Edgar Database on the SEC’s Website, http://www.sec.gov, or be obtained, after paying a duplicating fee, by electronic request to publicinfo@sec.gov, or by writing to: SEC's Public Reference Section, Washington, D.C. 20549-0102.

PROXY VOTING POLICY AND PROXY VOTING RECORD

The Board of Trustees of the Fund has delegated the voting of proxies for Fund securities to the Advisor pursuant to the Advisor's proxy voting policies and procedures. Under these policies and procedures, the Advisor will vote proxies related to Fund securities in the best interests of the Fund and the Shareholders. A copy of the proxy voting policies and procedures of the Fund and of the Advisor is attached as Appendix A to this SAI.

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 will be available without charge, upon request, by calling the Fund at (877) 771-7715, and on the SEC's website at http://www.sec.gov.

FISCAL YEAR

For accounting purposes, the Fund's fiscal year is the 12-month period ending on March 31.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

RSM US LLP, 80 City Square, Boston, MA 02129(“RSM”) serves as the independent registered public accounting firm of the Fund.

LEGAL COUNSEL

Practus, LLP, 11300 Tomahawk Creek Parkway, Suite 310, Leawood, KS 66211, serves as legal counsel to the Fund.

ADMINISTRATOR

The Fund has contracted with UMB Fund Services, Inc. (the “Administrator”) to provide it with certain administrative and accounting services. For the fiscal period ended March 31, 2022 the Fund paid the Administrator $28,230, in administration fees, $12,603 in accounting fees and $17,286 in transfer agent fees. For the fiscal year ended March 31, 2023 the Fund paid the Administrator $55,583, in administration fees, $24,813 in accounting fees and $52,557 in transfer agent fees.

CUSTODIAN

UMB Bank, n.a. (the “Custodian”), serves as the primary custodian of the assets of the Fund, and may maintain custody of such assets with U.S. and non-U.S. sub-custodians (which may be banks, trust companies, securities depositories and clearing agencies) in accordance with the requirements of Section 17(f) of the 1940 Act. Assets of the Fund are not held by the Advisor, or commingled with the assets of other accounts other than to the extent that securities are held in the name of the Custodian or U.S. or non-U.S. sub-custodians in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian’s principal business address is 1010 Grand Blvd., Kansas City, MO 64106. The Custodian is an affiliate of the Administrator.

DISTRIBUTION

The Fund has entered into a distribution agreement with UMB Distribution Services, LLC (the “Distributor”). Under the Distribution Agreement, the Distributor serves as the Fund’s principal underwriter and acts as exclusive agent for the Fund in selling its shares to the public. The Distributor is an affiliate of the Administrator and Custodian.

FINANCIAL STATEMENTS

The Fund’s audited financial statements and financial highlights for the fiscal year ended March 31, 2023 (including the report of RSM US LLP, the Fund’s independent registered public accounting firm) (the “Annual Report”) are incorporated by reference into this SAI. No other parts of the Annual Report are incorporated by reference herein. You may obtain the Annual Report free of charge by writing to the Fund, c/o UMB Fund Services, Inc., 235 West Galena Street, Milwaukee, WI 53212, by calling the Fund toll-free at (877) 771-7715.

APPENDIX A:

PROXY VOTING POLICIES AND PROCEDURES OF THE FUND AND THE ADVISOR

PROXY VOTING POLICIES AND PROCEDURES

The Fund has adopted a Proxy Voting Policy used to determine how the Fund votes proxies relating to its portfolio securities. Under the Fund’s Proxy Voting Policy, the Fund has, subject to the oversight of the Trust’s Board, delegated to the Advisor the following duties: (i) to make the proxy voting decisions for the Fund, subject to the exceptions described below; and (ii) to assist the Fund in disclosing their respective proxy voting record as required by Rule 30b1-4 under the 1940 Act.

In cases where a matter with respect to which the Fund was entitled to vote presents a conflict between the interest of the Fund’s shareholders on the one hand, and those of the Fund’s investment adviser, principal underwriter, or an affiliated person of the Fund, its investment adviser, or principal underwriter on the other hand, the Fund shall always vote in the best interest of the Fund’s shareholders. For purposes of this Policy a vote shall be considered in the best interest of the Fund’s shareholders when a vote is cast consistent with a specific voting policy as set forth in the Advisor’s Proxy Voting Policy (described below), provided such specific voting policy was approved by the Board.

The Fund CCO shall ensure that the Advisor has adopted a Proxy Voting Policy, which it uses to vote proxies for its clients, including the Fund.

A.	General

The Fund believes that the voting of proxies is an important part of portfolio management as it represents an opportunity for shareholders to make their voices heard and to influence the direction of a company. The Fund is committed to voting corporate proxies in the manner that best serves the interests of the Fund’s shareholders.

B.	Delegation to the Advisor

The Fund believes that the Advisor is in the best position to make individual voting decisions for the Fund consistent with this Policy. Therefore, subject to the oversight of the Board, the Advisor is hereby delegated the following duties:

(1)	to make the proxy voting decisions for the Fund, in accordance with the Advisor’s Proxy Voting Policy, except as provided herein; and

(2)	to assist the Fund in disclosing its respective proxy voting record as required by Rule 30b1-4 under the 1940 Act, including providing the following information for each matter with respect to which the Fund is entitled to vote: (a) information identifying the matter voted on; (b) whether the matter was proposed by the issuer or by a security holder; (c) whether and how the Fund casts its vote; and (d) whether the Fund casts its vote for or against management.

The Board, including a majority of the independent trustees of the Board, must approve the Advisor’s Proxy Voting and Disclosure Policy (the “Advisor Voting Policy”) as it relates to the Fund. The Board must also approve any material changes to the Advisor Voting Policy no later than six (6) months after adoption by an Advisor.

C.	Conflicts

In cases where a matter with respect to which the Fund was entitled to vote presents a conflict between the interest of the Fund’s shareholders on the one hand, and those of the Fund’s investment adviser, principal underwriter, or an affiliated person of the Fund, its investment adviser, or principal underwriter on the other hand, the Fund shall always vote in the best interest of the Fund’s shareholders. For purposes of this Policy a vote shall be considered in the best interest of the Fund’s shareholders when a vote is cast consistent with the specific voting policy as set forth in the Advisor Voting Policy, provided such specific voting policy was approved by the Board.

THIRDLINE CAPITAL MANAGEMENT, LLC

Voting Client Securities

Under Section 206 of the Advisers Act, an investment adviser has a fiduciary duty to vote proxies in the best interests of the client and to treat clients fairly. In cases where Thirdline Capital Management, LLC (“Thirdline”) exercises discretion over the purchase of securities Thirdline shall vote proxies related to securities held by any client’s account over which it maintains discretionary authority consistent with its proxy voting policy. Proxy votes generally will be cast in a manner that is in the best interest of the client.

In exercising its voting discretion, Thirdline shall seek to avoid any direct or indirect conflict of interest raised by such voting decision. If the Chief Compliance Officer believes that there is any potential material conflict of interest for the Firm on a particular proxy vote, it is to be turned over to the Investment Management Committee for the voting decision.

Consistent with Rule 206(4)-6 of the Advisers Act, Thirdline will retain certain records required by applicable law in connection with its proxy voting activities for clients and shall provide proxy-voting information to clients upon their written or oral request. A copy of Thirdline’s proxy voting policies and procedures is available to clients upon request.

Proxy Voting Delegation

Thirdline’s policy will require that proxies received will be voted in a manner consistent with the best interests of the investment portfolio and its clients. As required, Thirdline may present to Thirdline’s clients, at least annually, their policies and a record of each proxy voted by the sub-advisers on behalf of clients, including a report on the resolution of all proxies identified by the Advisor as involving a conflict of interest.

When a material conflict of interest between Thirdline’s interests and its Clients’ interests appears to exist, Thirdline may choose among the following options to eliminate such conflict: (1) for routine matters, voting in accordance with Thirdline’s policies and procedures and the guidelines, where doing so involves little or no discretion; (2) if possible, erect information barriers around the person or persons making voting decisions sufficient to insulate the decision from the conflict; (3) notify affected Clients of the conflict of interest and seek a waiver of the conflict; (4) if agreed upon in writing with the Client, forward the proxies to affected Clients allowing them to vote their own proxies; or (5) may convene an ad-hoc committee of no fewer than two senior executives with the portfolio manager to debate the conflict and to give ruling on the preferred course of action. In all instances, Thirdline will seek to resolve the conflict in a manner that is acceptable to all affected parties and is in the best interests of any affected Client(s).

 Part C: Other Information

Item 25. Financial Statements and Exhibits.

(1) Financial Statements:

Part A of Registration Statement: The financial highlights of the Registrant for the fiscal year ended March 31, 2023 are included in Part A of this registration statement in the section entitled “Financial Highlights.”

Part B of Registration Statement: Statement of Assets and Liabilities. Financial statements demonstrating compliance with Section 14(a) of the Investment Company Act of 1940 are included in the Fund’s N-CSR filing on June 9, 2023 and incorporated by reference herein.

(2) Exhibits:

(a)(1) Certificate of Trust. Filed with Registrant’s initial Registration Statement on Form N-2 on April 13, 2021 and incorporated by reference herein.

(a)(2) Agreement and Declaration of Trust. Filed with Registrant’s initial Registration Statement on Form N-2 on April 13, 2021 and incorporated by reference herein.

(a)(3) Amended and Restated Declaration of Trust. Filed with Registrant’s Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 on July 27, 2021, and incorporated by reference herein.

(b) By-laws. Filed with Registrant’s initial Registration Statement on Form N-2 on April 13, 2021 and incorporated by reference herein.

(c) Not Applicable.

(d) Portions of the Declaration of Trust and By-laws of the Fund defining the rights of holders of Common Shares of the Fund. See Items 25(2)(a)(2) and (b) above.

(e) Form of Dividend Reinvestment Plan. Filed with Registrants Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 on June 1, 2021, and incorporated by reference herein.

(f) Not Applicable.

(g)(1) Form of Investment Advisory Agreement. Filed with Registrant’s initial Registration Statement on Form N-2 on April 13, 2021 and incorporated by reference herein.

(h)(i) Form of Distribution Agreement. Filed with Registrant’s initial Registration Statement on Form N-2 on April 13, 2021 and incorporated by reference herein.

(h)(ii) Form of Shareholder Servicing Plan. Filed with Registrant’s initial Registration Statement on Form N-2 on April 13, 2021 and incorporated by reference herein.

(i) Not Applicable.

(j) Form of Custody Agreement. Filed with Registrant’s initial Registration Statement on Form N-2 on April 13, 2021 and incorporated by reference herein.

(k)(1) Form of Administration and Fund Accounting Agreement. Filed with Registrant’s initial Registration Statement on Form N-2 on April 13, 2021 and incorporated by reference herein.

(k)(2) Fund CCO Agreement. Filed with Registrant’s Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 on September 2, 2021, and incorporated by reference herein.

(k)(3) Expense Limitation Agreement. – Filed herewith.

(k)(4) Form of Transfer Agency Agreement. Filed with Registrant’s initial Registration Statement on Form N-2 on April 13, 2021 and incorporated by reference herein.

(l) Legal Opinion with Respect to Issuance of Shares. Filed with Registrant’s Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 on September 2, 2021, and incorporated by reference herein.

(m) Not Applicable.

(n) Consent of Current and Prior Independent Registered Public Accouting Firm – Filed herewith.

(o) Not Applicable.

(p) Form of Initial Capital Agreement – Filed with Registrants Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 on June 1, 2021, and incorporated by reference herein.

(q) Not Applicable.

(r)(i) Code of Ethics of the Trust – Filed herewith.

(r)(ii) Code of Ethics of the Investment Adviser – Filed herewith.

(Other) Power of Attorney. Filed with Registrant’s Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 on September 2, 2021, and incorporated by reference herein.

Item 26. Marketing Arrangements.

See form of Distribution Agreement.

Item 27. Other Expenses of Issuance and Distribution.

Not applicable.

Item 28. Persons Controlled by or Under Common Control.

The Registrant is not aware of any person that is directly or indirectly under common control with the Registrant, except that the Registrant may be deemed to be controlled by Thirdline Capital Management, LLC, the Registrant’s investment adviser. Thirdline Capital Management, LLC is a Virginia limited liability company. Information regarding ownership of Thirdline Capital Management, LLC is set forth in its Form ADV, as filed with the SEC (File No. 801-121695), and is incorporated herein by reference.

Item 29. Number of Holders of Securities.

As of June 30, 2023

Title of Class	Number of Record Holders
Common Shares	758

Item 30. Indemnification.

Reference is made to Article VIII, Section 2 of the Registrant’s Agreement and Declaration of Trust (the “Declaration of Trust”), which is incorporated by reference herein.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to the trustees, officers and controlling persons of Registrant pursuant to the foregoing provisions or otherwise, Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a trustee, manager, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, manager, officer or controlling person, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Adviser.

Information as to the managers and officers of Thirdline Investment Management, LLC, the Registrant's investment adviser (“Advisor”), together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the directors and officers of the Advisor in the last two years, is included in its application for registration as an investment adviser on Form ADV (File No. 801-121695) filed under the Investment Advisers Act of 1940 and is incorporated herein by reference thereto.

Item 32. Location of Accounts and Records.

Certain required books and records are maintained by the Fund and the Advisor at 1810 MacTavish Ave, Richmond, Virginia 23230. The other accounts, books or other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules promulgated thereunder, are kept by the Fund’s administrator and transfer agent, UMB Fund Services, Inc, 235 West Galena Street, Milwaukee, Wisconsin 53212, its distributor, UMB Distribution Services, LLC, 235 West Galena Street, Milwaukee, Wisconsin 53212, or its custodian UMB Bank, N.A., 928 Grand Blvd, 10th Floor, Kansas City, Missouri 64106.

Item 33. Management Services.

Not Applicable.

Item 34. Undertakings

1.	Not applicable.

2.	Not applicable.

3.	The Registrant undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the 1933 Act;

(ii) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the 1933 Act if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) that, for the purpose of determining liability under the 1933 Act to any purchaser:

(1) if the Registrant is subject to Rule 430B under the 1933 Act: (A) each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and (B) each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) under the 1933 Act for the purpose of providing the information required by Section 10(a) of the 1933 Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2) if the Registrant is subject to Rule 430C under the 1933 Act: Each prospectus filed pursuant to Rule 424(b) under the 1933 Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e) That for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the 1933 Act;

(2) free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3) the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.	Not applicable.

5.	Not applicable.

6.	Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

7.	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any Prospectus or Statement of Additional Information.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets all of the requirements for effectiveness of this Registration Statement pursuant to 486(b) under the 1933 Act and has duly caused this Registration Statement to be signed on its behalf by the undersigned duly authorized person, in Richmond, Virginia on July 31, 2023.

THIRDLINE TRUST

By:	/s/ Charles C. Hutchens
Name:	Charles C. Hutchens
Title:	President of the Trust

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on July 31, 2023, by the following person in the capacity indicated below.

	Signature	Title	Date

/s/ Lawrence S. Eiben
	Lawrence S. Eiben	Trustee, Secretary, Treasurer and Principal Financial Officer	July 31, 2023

	/s/ Charles C. Hutchens	Trustee, President and Principal Executive Officer	July 31, 2023
Charles C. Hutchens

	Jonathan F. Wilson*	Trustee	July 31, 2023
Jonathan F. Wilson

	Laura R. Markley*	Trustee	July 31, 2023
Laura R. Markley

	Joseph W. McDonald*	Trustee	July 31, 2023
Joseph W. McDonald

By:	/s/Lawrence S. Eiben
Lawrence S. Eiben
Attorney-In-Fact

*	Pursuant to powers of attorney filed herewith.

INDEX OF EXHIBITS

Exhibits:
25. 2(k)(3)	Expense Limitation Agreement.
25. 2(n)	Consent of Current and Prior Independent Registered Public Accouting Firm
25. 2(r)(i)	Code of Ethics of the Trust
25. 2(r)(ii)	Code of Ethics of the Adviser